This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on July 6, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tencent Music Entertainment Group

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17/F, Malata Building, Kejizhongyi Road

Midwest District of Hi-tech Park

Nanshan District, Shenzhen, 518057

the People’s Republic of China

+86-755-8601-3388

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

[NAME OF AGENT]

[STREET ADDRESS OF AGENT]

[CITY], [COUNTRY OF HEADQUARTERS],

[ZIP CODE]

[PHONE NUMBER]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James C. Lin, Esq. Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42nd Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Class A ordinary shares, par value US$0.000083 per share(2)(3)	US$	US$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents Class A ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated                 , 2018

American Depositary Shares

Tencent Music Entertainment Group

Representing                 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Tencent Music Entertainment Group.

We are offering                ADSs. [The selling shareholders identified in this prospectus are offering an additional                ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.] Each ADS represents                of our Class A ordinary shares, par value US$0.000083 per share.

Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per share will be between US$                and US$                .

Following the completion of this offering and the Assured Entitlement Distribution, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares.              will beneficially own all of our issued Class B ordinary shares and will be able to exercise         % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering and the Assured Entitlement Distribution. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to              votes, and each Class B ordinary share is entitled to              votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Following the completion of this offering and the Assured Entitlement Distribution, we will be a “controlled company” within the meaning of the [New York Stock Exchange] / [Nasdaq Global Market] corporate governance rules because Tencent Holdings Limited, or Tencent, will beneficially own             % of the total voting power of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or             % of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. See “Principal Shareholders.”

We [have applied for] listing the ADSs on the [New York Stock Exchange] / [Nasdaq Global Market] under the symbol “TME.”

See “Risk Factors” beginning on page 19 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters have a 30-day option to purchase up to an additional                  ADSs from us [and certain selling shareholders] at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                 , 2018.

(in alphabetical order)

BofA Merrill Lynch	Deutsche Bank Securities	Goldman Sachs (Asia) L.L.C.	J.P. Morgan	Morgan Stanley

The date of this prospectus is                 , 2018.

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We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

Until                    , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs.

Overview

Our mission is to use technology to elevate the role of music in people’s lives, by enabling them to create, enjoy, share and interact with music.

Music is a universal passion. No matter who we are, or where we come from, we all have our favorite songs, albums or artists. We love good music because it can inspire, uplift, motivate and enrich our lives. Music reaches us in deeply personal ways and connects us with each other through engaging, social and fun experiences.

With over 1.4 billion people, China has a massive audience with a growing demand for music entertainment. Until recently, the music industry in China was relatively underdeveloped and highly fragmented largely due to deficiencies in copyright protection. Piracy was rampant. People didn’t see the value of paying for music. Spending on music entertainment in China has been relatively low. According to iResearch, on a per capita basis, while the recorded music market in the U.S. was more than 45 times that of China in 2017, China’s per capita spending on music is expected to more than quadruple between 2017 and 2023, demonstrating tremendous growth potential.

We are pioneering the way people enjoy online music and music-centric social entertainment services. We have demonstrated that users will pay for personalized, engaging and interactive music experiences. Just as we value our users, we also respect those who create music. This is why we champion copyright protection—unless content creators are rewarded for their creative work, there won’t be a sustainable music entertainment industry in the long run. Our scale, technology and commitment to copyright protection make us a partner of choice for artists and content owners.

Our Platform

We are the largest online music entertainment platform in China, operating the top four music mobile apps in terms of mobile MAUs in the first quarter of 2018. Our platform features online music services, online karaoke social community and live streaming of music performances under our flagship brands QQ Music, Kugou, Kuwo and WeSing. Our platform is an all-in-one music entertainment destination that allows users to engage with music in many ways, including discovering, listening, singing, watching and socializing.

We have worked tirelessly to build a vibrant and fast-growing music platform with the following elements:

•	Users. With over 800 million total unique MAUs in the first quarter of 2018, our massive user base covers the full spectrum of user demographics in China. Our users are highly engaged, with each daily active user on average spending over 70 minutes per day on our platform in the first quarter of 2018.

•	Products. We develop and operate a portfolio of products that are engaging, social and fun. Our products allow users to discover and listen to music, sing and perform, as well as watch music videos and live music performances in a seamless and immersive way. With different music entertainment services fully integrated into one platform, users don’t just listen to music on our platform – after listening to a song, users may be inspired to sing that song and share the performance with friends or want to watch a live performance of the same song by a popular live streaming performer.

•	Content. We have China’s most comprehensive library of music content, recorded and live, in both audio and video formats. We have the largest music content library with over 17 million tracks from over 200 domestic and international music labels, as of March 31, 2018. We also offer a broad range of video content, such as music videos, live and recorded concerts and music shows. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform.

•	Data and Technology. The scale and engagement of our user base generate extensive data that we use to develop innovative products that best cater to user preferences and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•	Monetization. We have innovative and multi-faceted monetization models that mainly include paid subscriptions, sales of digital music, virtual gifts and premium memberships. They are seamlessly integrated with our products and services in a way that enhances user experience. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry.

We have achieved growth and profitability at scale. Our revenue increased by 151.8% from RMB4,361 million in 2016 to RMB10,981 million (US$1,688 million) in 2017. We had RMB85 million and RMB1,319 million (US$203 million) of profit for the year in 2016 and 2017, respectively. In 2016 and 2017, we reported adjusted profit for the year of RMB426 million and RMB1,904 million (US$293 million), respectively, representing a growth rate of 346.9%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measure.”

Market Opportunity

China’s online music pan-entertainment market mainly consists of online music services, online karaoke and music-centric live streaming, other online media of music content distribution and online music copyright operations. The market is expected to grow rapidly, supported by a secular upswing driven by strict copyright protection, increasing penetration of online music services and consumers’ increasing willingness to pay for music. It is also a highly dynamic market, which enables Chinese consumers to engage with music in many ways, including discovering, listening, singing, watching and socializing.

According to iResearch, the overall size of China’s online music pan-entertainment market reached approximately RMB33.0 billion in terms of revenue in 2017, and is expected to grow to RMB215.2 billion in 2023, representing a CAGR of 36.7% from 2017 to 2023. China’s online music services paying ratio was only 3.9% in 2017 as compared to 42.7% for a leading global player.

Our Strengths

We have developed an innovative business model with fundamental strengths that positions us for continued leadership.

Largest online music entertainment platform in China

We are the largest online music entertainment platform in China, with over 800 million total unique MAUs in the first quarter of 2018. Our QQ Music, Kugou Music, Kuwo Music and WeSing apps are the top four music mobile apps in China by mobile MAUs in the first quarter of 2018.

Superior products creating engaging, social and fun user experience

We offer a comprehensive suite of music entertainment products to let users engage interactively with music by discovering, listening, singing, watching and socializing.

•	Our online music services, QQ Music, Kugou Music and Kuwo Music, enable users to discover and listen to music in personalized ways. We provide a broad range of features for music discovery, including music search and recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive music-related video content including music videos, live performances and short videos.

•	Our online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/WeChat or QQ. Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual karaoke rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live.

•	Our music-centric live streaming services, primarily Kugou Live and Kuwo Live, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance.

Our platform integrates these products seamlessly to enable users to immerse themselves in the music they love. Users who hear a song on our platform may be inspired to sing that song and share the performance with friends, or watch a live stream of someone performing that song.

China’s most comprehensive music library and strong relationships with content partners

We had over 17 million tracks licensed from over 200 domestic and international music labels, including through master distribution and licensing agreements with Sony Music Entertainment, Universal Music Group and Warner Music Group, as of March 31, 2018. Our comprehensive music library caters to a broad range of user preferences, covering both popular chart-topping music and niche content across multiple genres and languages. Content owners consider us to be a partner of choice as we offer them access to China’s largest online music user base, work closely with them on copyright protection and provide them with diverse monetization opportunities.

Our music content is complemented by a vast library of user-generated content including millions of online karaoke songs, short videos, live streaming of music performances, user comments and music-related reviews and articles. This content further expands the breadth of our music content offering, enhancing our user experience and engagement. We have also created an online stage for everyday performers to become professional artists.

As a result, we have developed a virtuous cycle of value creation—our comprehensive and differentiated music content attracts more users and enhances their engagement, which in turn allows us to offer a growing and more engaged audience for our content partners, who then provide us with wider access to content on more attractive terms.

Extensive data and industry-leading technology

We combine extensive data and industry-leading technology to provide superior user experiences and drive user engagement.

Our data and powerful AI technology allow us to provide music content that best matches users’ preferences. We offer hundreds of proprietary sound effects that deliver a superior listening experience, such as our industry-leading QQ Music SuperSound, Kugou Viper and WeSing SuperVoice sound effects that we developed ourselves. Our proprietary music recognition technology allows our apps to identify songs by playing a sample of a song track. Our technology also makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

We also leverage technology to help our content partners protect copyright. For example, our real-time content monitoring system scans our platform as well as other online music platforms to detect potential copyright infringement.

Innovative and proven monetization capabilities to capture the significant demand for music entertainment

Our innovative and multi-faceted monetization models allow us to drive the growth of our platform, while promoting the development of the online music industry in China. We derive revenues primarily from online music services and music-centric social entertainment services.

•	Online music services primarily include paid subscriptions and digital music sales. We have transformed the online music industry in China by being the first company of scale to successfully deploy a paid music model. Our paying user base grew from approximately 15.3 million in the first quarter of 2017 to 22.3 million in the first quarter of 2018. We had a paying ratio of 3.6% in the first quarter of 2018, which is still very low compared to online games and video services in China and other online music services globally, indicating significant growth potential.

•	Music-centric social entertainment services primarily include virtual gift sales and premium memberships, both of which are seamlessly integrated into the comprehensive user experience offered by our social entertainment services. For example, users can send virtual gifts to show appreciation to those who share their karaoke or live performances, providing performers with an effective channel to interact with their fans and an attractive way to monetize their performance. Our social entertainment paying user base grew from approximately 6.2 million in the first quarter of 2017 to 9.6 million in the same period in 2018, and the paying ratio was 4.3% in the first quarter of 2018, demonstrating significant growth potential.

Significant synergies with Tencent

We enjoy significant synergies with Tencent, our controlling shareholder, which further strengthen our competitive advantages. Tencent is a leading provider of internet value added services in China, offering a broad range of internet services, including communications and social, online games, digital content, online advertising, mobile payment, mobile utilities and other services. We benefit from unique access to Tencent’s massive user base, representing China’s largest online social community, with 1,040 million MAUs of Weixin and WeChat combined and 806 million MAUs of QQ in the first quarter of 2018, which facilitates the organic growth of our user base.

The integration between Tencent’s social graphs and our platform enables us to deliver a superior user experience and increase user engagement. Tencent has strategically invested in a variety of content. It has built the largest digital content platforms in online video, online literature and online music in China, developing strong synergies with each platform. For example, WeSing users can enjoy the recorded performances of their Weixin/WeChat and QQ friends and interact with them on our platform. In return, our users and their content enrich Tencent’s ecosystem. In addition, we also benefit from opportunities to collaborate with other platforms in the Tencent ecosystem. For example, we have the unique opportunity to co-produce Tencent Video’s music talent shows, which enables us to promote our brands, drive user stickiness and expand our music content.

Pioneering and visionary management team

With extensive experience and leading industry knowledge, our management team are pioneers in the online music entertainment industry in China, leading product innovation, spearheading music copyright protection and building an extensive licensed online music library in China. They have built strong partnerships with industry participants and been recognized by industry and government organizations. Their success is demonstrated by our track record of strong user base growth, our sustained online music content leadership, and our success in leading the industry toward a paid music business model.

Our Strategies

We seek to lead the development of a vibrant music entertainment economy in China, creating long-term value for users, artists and content partners. We intend to pursue the following strategies:

•	Relentlessly innovate and develop superior products;

•	Reinforce our content leadership;

•	Be the partner of choice;

•	Make our products ubiquitous to everyday life; and

•	Grow our paying user base and develop new monetization models.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	our ability to anticipate user preferences and provide online music entertainment content catering to user demands;

•	our dependence upon third-party licenses for lyrics, sound recordings and musical compositions;

•	our ability to retain existing users and attract new users;

•	assertions by third parties of infringement or other violations by us of their intellectual property rights;

•	our ability to comply with the complex license agreements to which we are a party;

•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

•	our ability to optimize our monetization strategies;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	our ability to maintain, protect and enhance our brands; and

•	our ability to maintain continued and collaborative efforts of our senior management and key employees.

Corporate History and Structure

Launch of QQ Music, Kugou, Kuwo and WeSing

•	QQ Music: In 2003, QQ, the social network operated by Tencent, launched its online music services. In 2005, QQ Music was launched as a standalone online music service brand.

•	Kugou: In 2004, Kugou Music was launched. In February 2006, Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, was incorporated in China and commenced operation of Kugou Music. In September 2012, Guangzhou Kugou commenced offering its live streaming services through Fanxing Live, which was rebranded to Kugou Live in December 2016.

•	Kuwo: In December 2005, Beijing Kuwo Technology Co., Ltd., or Beijing Kuwo, was incorporated in China and commenced operation of Kuwo Music. In March 2013, Beijing Kuwo launched Kuwo Live.

•	WeSing: In September 2014, WeSing commenced offering online karaoke services.

CMC’s Acquisition of Beijing Kuwo and Guangzhou Kugou

In June 2012, China Music Corporation, or CMC, was incorporated in the Cayman Islands.

In December 2013, CMC obtained effective control over Beijing Kuwo and its business operations in the PRC through a series of contractual arrangements between Beijing Kuwo and an indirect wholly-owned subsidiary of CMC.

In April 2014, CMC, through an indirect wholly-owned subsidiary in the PRC, entered into a series of contractual arrangements with Guangzhou Kugou and its shareholders.

As a result of these contractual arrangements, CMC obtained effective control over, and became the primary beneficiary of, each of Guangzhou Kugou and Beijing Kuwo through which it operated substantially all of its online music and live streaming services in the PRC.

Combination of Tencent’s Online Music Business with CMC

Prior to July 2016, Tencent held an approximately 15.8% equity interest in CMC.

In July 2016, Tencent acquired control of CMC through a series of transactions pursuant to which (i) Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC and (ii) in consideration of the foregoing, CMC issued an aggregate of 1,290,862,550 ordinary shares to a wholly-owned subsidiary of Tencent (Min River Investment Limited, or Min River). Upon the completion of these transactions, Tencent owned an approximately 61.6% equity interest of CMC and CMC became a consolidated subsidiary of Tencent.

In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering.

Notes:

(1)	Shareholders of Xizang Qiming are Ms. Min Hu (our Chief Financial Officer) and Mr. Qihu Yang (our General Counsel), each holding 50% of its equity interests.
(2)	Shareholders of Guangzhou Kugou are Mr. Zhenyu Xie (our Co-President and director), Mr. Guomin Xie (our Co-President and director), Mr. Liang Tang (our director), Mr. Huan Hu, Mr. Hanjie Xu, Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership), Kashi Tianshan Red Sea Venture Capital Co., Ltd., Shenzhen Litong Industry Investment Fund Co., Ltd., Mr. Jianming Dong, Ms. Yaping Gao, Guangzhou Lekong Investment Partnership (Limited Partnership), Mr. Zhongwei Qiu, Linzhi Lichuang Information Technology Co., Ltd.
(3)	Shareholders of Beijing Kuwo are Mr. Guomin Xie (our Co-President and director), Mr. Lixue Shi (Group Vice President, Kuwo) and Linzhi Lichuang Information Technology Co., Ltd.
(4)	Shareholders of Shenzhen Ultimate Music are Mr. Xiudong Ma, Mr. Gang Ding and Tencent Music Entertainment (Shenzhen) Co., Ltd.

OUR CORPORATE INFORMATION

The principal executive offices of our main operations are located at 17/F, Malata Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, the People’s Republic of China. Our telephone number at this address is +86-755-8601-3388. Our registered office in the Cayman Islands is located at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is              located at             .

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to additional ADSs representing Class A ordinary shares from us [and the selling shareholders]; and

Except where the context otherwise requires:

•	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;

•	“AI” refers to artificial intelligence;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of the Hong Kong SAR;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“long-tail content” refers to less popular, niche music content, including those from aspiring artists.

•	“MCSC” refers to the Music Copyright Society of China;

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares of par value US$0.000083 per share;

•	“paying ratio” of our platform for a given quarter is measured by the number of paying users as a percentage of the mobile MAUs for that quarter;

•	“paying ratio” for a given year of a given online entertainment industry as quoted by iResearch is measured by the number of users who pay for the relevant online entertainment services at least once during the year as a percentage of the total number of users of such services in the same year;

•	“paying users” for our online music services for any given quarter refers to the average of the number of users whose subscription packages remained active as of the last day of each of the three months of that quarter. The number of paying users for our online music services for any given period excludes the number of users who only purchased digital music singles and albums during such period because these user purchasing patterns tend to reflect specific hit releases, which fluctuate from period to period;

•	“paying users” for our social entertainment services for any given quarter refers to the average of the number of paying users for each month in that quarter. The number of paying users of our social entertainment services for a given month refers to the number of users who have made at least one paid transaction for our social entertainment services (primarily through purchases of virtual gifts or premium memberships) during that month;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Spotify” refers to Spotify Technology S.A., one of our principal shareholders;

•	“Tencent” refers Tencent Holdings Limited, our controlling shareholder;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“we,” “us,” “our company,” and “our” refer to Tencent Music Entertainment Group (or, where the context requires, its predecessor), its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs; since Tencent’s acquisition of CMC was completed on

July 12, 2016 (see “Corporate History and Structure” for more information), our consolidated financial information for the year ended December 31, 2016 presented and discussed in this prospectus does not include the results of operations of CMC for the period prior to the acquisition (i.e., from January 1, 2016 to July 12, 2016); and

•	with respect to MAU data used in this prospectus:

—	“mobile MAUs” or “PC MAUs” for a given month (i) with respect to each of our products (except WeSing) is measured by the number of unique mobile or PC devices, as the case may be, through which such product is accessed at least once in that month; and (ii) with respect to WeSing, is measured by the number of user accounts through which WeSing is accessed at least once in that month;

—	“total unique MAUs” for a given month refers to the sum of mobile MAUs and PC MAUs of QQ Music, Kugou Music, Kuwo Music and WeSing for that month; duplicate access of different products by the same user account or device is eliminated from the calculation based on our estimates;

—	“mobile MAUs” or “total unique MAUs” for a given quarter refers to the average of the mobile MAUs or total unique MAUs, as the case may be, for the three months in that quarter;

—	“online music mobile MAUs” for a given month refers to the sum of mobile MAUs of our music products, namely QQ Music, Kugou Music, and Kuwo Music, for that month; duplicate access of different products by the same device is not eliminated from the calculation;

—	“social entertainment mobile MAUs” for a given month refers to the sum of mobile MAUs that have accessed the social entertainment services offered by (i) WeSing; (ii) Kugou Live; (iii) Kuwo Live; and (iv) the live streaming services offered on Kugou Music and Kuwo Music, for that month; duplicate access of different products by the same user account or device is not eliminated from the calculation;

—	our MAUs are calculated using internal company data, treating each distinguishable user account or device as a separate MAU even though some users may access our services using more than one user account or device and multiple users may access our services using the same user account or device; and

—	“mobile MAUs” as quoted by iResearch refers to the sum of the number of mobile devices that have accessed relevant online platforms via mobile apps in that month.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5063 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On June 29, 2018, the noon buying rate for Renminbi was RMB6.6171 to US$1.00. In addition, unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus are made at HK$7.8128 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On June 29, 2018, the noon buying rate for Hong Kong dollars was HK$7.8463 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders]	[ ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.000083 per share. The depositary will hold the Class A ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class A ordinary shares represented by the ADSs in this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of Class A ordinary shares and Class B ordinary shares), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plans as of the date of this prospectus.

Over-allotment option	We [and certain selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect to receive net proceeds of approximately US$ million from this offering and the Assured Entitlement Distribution, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

We plan to use the net proceeds of this offering and the Assured Entitlement Distribution primarily for the following purposes: (i) approximately [40]% for investment to enhance our music content offerings to improve the variety, quality and quantity of content on our platform; (ii) approximately [30]% for product development to expand and enhance our current product and service offerings, as well as to develop new products and services to further enhance user engagement; (iii) approximately [15]% for selling and marketing, including marketing and promotions to strengthen our brand and grow our paying user base; and (iv) approximately [15]% for potential strategic investments and acquisitions and general corporate purposes. See “Use of Proceeds.”

Lock-up	We, our directors, executive officers, existing shareholders [and certain option holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[NYSE]/[NASDAQ] trading symbol	TME

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2018.

Depositary

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Assured Entitlement Distribution	[Pursuant to Practice Note 15 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited, in connection with this offering, Tencent Holdings Limited, or Tencent, intends to make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares.

As our ordinary shares are not expected to be listed on any stock exchange, Tencent intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie,” or distribution of our ADSs in kind, at a ratio of one ADS for every whole multiple of [ ],000 ordinary shares of Tencent held at the applicable record date for the distribution. The distribution will be made without any consideration being paid by Tencent’s shareholders. Tencent’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs and who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.

Tencent currently intends to provide an assured entitlement with an aggregate value of approximately US$ million. The Assured Entitlement Distribution will only be made if this offering is completed.

The distribution in specie of ADSs by Tencent is not part of this offering.]

Taxation	For Cayman, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of operations data for the years ended December 31, 2016 and 2017, summary consolidated balance sheet data as of January 1, 2016, December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods. Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this prospectus. For a description of this transaction, see “Corporate History and Structure” and Note 2.1 to the consolidated financial statements of Tencent Music Entertainment Group included in this prospectus. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for share and per share data)
Summary Consolidated Statements of Operation Data:
Revenues
Online music services	2,144	49.2	3,149	484	28.7
Social entertainment services and others	2,217	50.8	7,832	1,204	71.3

Total revenues	4,361	100.0	10,981	1,688	100.0
Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(1,102)	(65.3)

Gross profit	1,232	28.3	3,810	586	34.7
Operating expenses
Selling and marketing expenses(1)	(365)	(8.4)	(913)	(140)	(8.3)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(234)	(13.9)

Total operating expenses	(1,148)	(26.3)	(2,434)	(374)	(22.2)
Interest income	32	0.7	93	14	0.8
Other (losses)/gains, net	(13)	(0.3)	124	19	1.1

Operating profit	103	2.4	1,593	245	14.5
Share of net profit of investments accounted for using equity method	11	0.3	4	1	0.0

Profit before income tax	114	2.6	1,597	245	14.5
Income tax expenses	(29)	(0.7)	(278)	(43)	(2.5)

Profit for the year	85	1.9	1,319	203	12.0

Earnings per share for profit attributable to the equity holders of the company
Basic	0.04	—	0.51	0.08	—
Diluted	0.04	—	0.50	0.08	—
Shares used in calculating earnings per share
Basic	1,831,604,053	—	2,593,157,207	—	—
Diluted	1,899,419,825	—	2,639,466,412	—	—

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	4
Selling and marketing expenses	6	12	2
General and administrative expenses	154	345	53

Total	170	384	59

The following table presents our summary consolidated balance sheet data as of January 1, 2016 and December 31, 2016 and 2017.

	As of January 1,	As of December 31,
	2016	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	—	3,071	5,174	795
Short-term investments	—	261	—	—
Total current assets	437	4,997	7,467	1,148
Non-current assets	282	18,538	22,533	3,463
Total assets	719	23,535	30,000	4,611
Current liabilities	263	2,523	3,527	542
Non-current liabilities	—	378	325	50
Total liabilities	263	2,901	3,852	592
Equity attributable to equity holders of the company	456	20,625	26,141	4,018

The following table presents our summary consolidated cash flow data for the years ended December 31, 2016 and 2017.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	873	2,500	384
Net cash provided by/(used in) investing activities	496	(483)	(74)
Net cash provided by financing activities	1,712	99	15

Net increase in cash and cash equivalents	3,081	2,116	325

Cash and cash equivalents at beginning of the year	—	3,071	472

Exchange losses on cash and cash equivalents	(10)	(13)	(2)

Cash and cash equivalents at end of the year	3,071	5,174	795

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit for the year should not be considered in isolation or construed as an alternative to operating profit, profit for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit for the year and the reconciliation to its most directly comparable IFRS measure. Adjusted profit for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit for the year represents profit for the year excluding share-based compensation expenses, net gains from equity investments, amortization related to intangible and other assets resulting from the acquisitions of CMC and Ultimate Music, and impairment provision for investment in associates. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the year for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Profit for the year	85	1,319	203
Adjustments:
Share-based compensation expenses	170	384	59
Net gains from equity investments	(4)	(72)	(11)
Amortization of intangible and other assets arising from business combinations(1)	175	271	42
Impairment provision for investment in associates	—	2	0

Adjusted profit for the year	426	1,904	293

Note:

(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of Ultimate Music in 2017, net of related deferred taxes.

Key Operating Data

The following table presents our key operating data for the periods indicated.

	For the Three Months Ended
	Mar 31, 2016(2)	Jun 30, 2016(2)	Sep 30, 2016(2)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Mobile MAUs (in millions)
Online music mobile MAUs	539	550	579	589	607	606	609	603	625
Social entertainment mobile MAUs	86	106	144	151	180	200	214	209	224

Paying users (in millions)
Online music services(1)	10.9	12.0	12.2	13.5	15.3	16.6	18.3	19.4	22.3
Social entertainment services(1)	1.0	1.6	2.9	4.2	6.2	7.1	8.0	8.3	9.6

Paying ratio
Online music services	2.0%	2.2%	2.1%	2.3%	2.5%	2.7%	3.0%	3.2%	3.6%
Social entertainment services	1.2%	1.5%	2.0%	2.8%	3.5%	3.5%	3.7%	4.0%	4.3%

Notes:

(1)	For the definitions, see “Conventions which Apply to this Prospectus.”
(2)	The numbers of mobile MAUs, paying users and paying ratio for each of the first, second and third quarter of 2016 presented herein have taken into account the numbers of the corresponding periods of both CMC and Tencent’s online music business in the PRC, without eliminating duplicates of MAUs between CMC and Tencent’s online music business in the PRC. In July 2016, Tencent acquired CMC and merged its online music business in the PRC with CMC.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the information in our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to anticipate user preferences to provide online music entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.

Our ability to attract and retain our users, drive user engagement and deliver a superior online music entertainment experience depends largely on our ability to continue to offer attractive content, including songs, playlists, video, lyrics, live streaming of music performances and karaoke-related content. Music that was once well-received by our users may become less attractive if user preferences evolve. The success of our business relies on our ability to anticipate changes in user preferences and industry dynamics, and respond to such changes in a timely, appropriate and cost-effective manner. If we fail to cater to the tastes and preferences of our users, or fail to deliver superior user experiences, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

We strive to generate creative ideas for content acquisition and to source high-quality content. Sourcing attractive content may be challenging, expensive and time consuming. We have invested and intend to continue to invest substantial resources in content acquisition. However, we may not be able to successfully source attractive content or to recover our content acquisition investments. Any deterioration in our content quality, failure to anticipate user preferences, inability to acquire attractive content, or any negative feedback of users to our existing content offerings may materially and adversely affect our business, financial condition and operating results.

We depend upon third-party licenses for the content of our music offerings, and any adverse changes to, or loss of, our relationships with these music content providers may materially and adversely affect our business, operating results, and financial condition.

Significant portions of our music offerings are licensed from our music content partners, which include music publishers and labels, such as Sony Music Entertainment, Universal Music Group and Warner Music Group. There is no assurance that the licenses currently available to us will continue to be available in the future at rates and on terms that are favorable, commercially reasonable or at all.

The royalty rates and other terms of these licenses may change as a result of various reasons beyond our control, such as changes in our bargaining power, changes in the industry, or changes in the law or regulatory environment. If our music content partners are no longer willing or able to license content to us on terms acceptable to us, the breadth or quality of our content offerings may be adversely affected or our content acquisition costs may increase. Likewise, increases in royalty rates or changes to other terms of our licenses may materially and adversely affect the breadth and quality of our music content offerings and may, in turn, materially and adversely affect our business, financial condition and results of operations.

There also is no guarantee that we have all of the licenses for the music content available on our platform, as we need to obtain licenses from many copyright owners, some of whom are unknown, and there are complex legal issues such as open questions of law as to when and whether particular licenses are needed. Additionally, there is a risk that copyright owners (particularly aspiring artists), their agents, or legislative or regulatory bodies may require or attempt to require us to enter into additional license agreements with, and pay royalties to, newly defined groups of copyright owners, some of which may be difficult or impossible to identify.

Even when we are able to enter into license agreements with content partners, we cannot guarantee that such agreements will continue to be renewed indefinitely. It is also possible that such agreements will never be renewed at all. The lack of renewal, or termination, of one or more of our license agreements, or the renewal of license agreements on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations.

We may not have obtained complete licenses for certain copyrights with respect to a portion of the music content offered on our platform.

Under PRC law, to secure the rights to provide music content on the internet or for our users to download or stream music from our platform, or to provide other related online music services, we must obtain licenses from the appropriate copyright owners for one or more of the economic rights, including the musical composition and musical recording rights, among others. See “PRC Regulations — Regulations on Intellectual Property Rights — Copyright.”

We may not have complete licenses for the copyrights underlying a portion of the music content offered on our platform, and therefore we may be subject to assertions by third parties of infringement or other violations by us of their copyright in connection with such content. As of December 31, 2017, we offered over 17 million tracks on our platform, and we had licenses to both the musical composition and musical recording rights for approximately 85% of those tracks. We have sought, and will continue to seek, licenses to the remaining tracks to the extent we identify the relevant copyright owners and enter into agreements with them.

With respect to the musical compositions and lyrics we license from our content partners, including the MCSC, there is no guarantee that such content partners have the rights to license the copyright underlying all music content covered by our agreements. With respect to any musical compositions and lyrics that the MCSC is not authorized to sublicense to us, the MCSC undertakes to resolve such disputes and compensate the relevant copyright owners from infringement claims made by third-party rights owners against us for using their content on our platform. Despite such undertakings by the MCSC, there is no guarantee that we will not be subject to potential copyright infringement claims by third parties in relation to content licensed from the MCSC.

In addition, some of our license agreements with our content partners are silent on our rights to use the accompanying music for our online karaoke services, partly due to the relatively novel nature of online karaoke services and lack of industry standard on the applicable royalty arrangements. There is no guarantee that we will be able to reach agreements with content partners on license arrangements in relation to our provision of online karaoke services, and that we will not be subject to potential copyright infringement claims by third parties in relation to such services.

We allow user-generated content to be uploaded on our platform; if users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.

We allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright. However, we have historically allowed users to upload music content anonymously, and our platform has, over the years, accumulated user-generated content for which users or performers may not have obtained proper and complete copyright licenses. Given the large volume of such user-generated content available on our platform, it is challenging for us to accurately identify and verify the individual users or performers that uploaded such content, the copyright status of such content, and the appropriate copyright owners from whom copyright licenses should be obtained.

Under PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, may be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities. For example, online service providers are subject to liability if they fail to take necessary measures, such as deletion, blocking or disconnection, after being duly notified by the legal right holders.

As an online service provider, we have adopted measures to reduce the likelihood of using, developing or making available any content without the proper licenses or necessary consents. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyright; (ii) putting in place procedures to block users on our blacklists from uploading content; and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content. However, these measures may not be effective in preventing the unauthorized posting and use of third parties’ copyrighted content or the infringement of other third-party intellectual property rights. Specifically, it is possible that such acknowledgments and agreements by users may not be enforceable against third parties who file claims against us. Furthermore, a plaintiff may not be able to locate users who generate content that infringes on the plaintiff’s copyright and may choose to sue us instead. In addition, individual users who upload infringing content on our platform may not have sufficient resources to fully indemnify us, if at all, for any such claims. Also, such measures may fail or be considered insufficient by courts or other relevant governmental authorities. If we are not eligible for the safe harbor exemption, we may be subject to joint infringement liability with the users, and we may have to change our policies or adopt new measures to become eligible and retain eligibility for the safe harbor exemption, which could be expensive and reduce the attractiveness of our platform to users.

Assertions or allegations, even not true, that we have infringed or violated intellectual property rights could harm our business and reputation.

Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows.

We have adopted robust screening processes to filter out or disable access to potentially infringing content. We have also adopted procedures to enable copyright owners to provide us with notice and evidence of alleged infringement, and are generally willing to enter into license agreements to compensate copyright owners for works distributed on our platform. However, given the volume of content available on our platform, it is not possible to identify and promptly remove all alleged infringing content that may exist. Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. Moreover, while we use location-based controls and technology to prevent all or a portion of our services and content from being accessed outside of the PRC as required by certain licensing agreements with our content partners, these controls and technology may be breached and the content available on our platform may be accessed from geographic locations where such access is restricted, in which case we may be subject to potential liabilities, regardless of whether there is any fault and/or negligence involved on our part.

We have been involved in litigation based on allegations of infringement of third-party copyright due to the music content available on our platform. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, cease providing content that we were previously providing, enter into potentially unfavorable license agreements in order to obtain the right to use necessary content or technologies, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

We also sublicense some of our licensed music content to other platforms to diversify our revenue streams. Our agreements with such third-party platforms typically require them to comply with the terms of the license and applicable copyright laws and regulations. However, there is no guarantee that the third-party platforms that we sublicense content to will comply with the terms of our license arrangements or all applicable copyright laws and regulations. In the event of any breach or violation by such platforms, we may be held liable to the copyright owners for damages and be subject to legal proceedings as a result, in which case our business, financial condition and results of operations may be materially and adversely affected.

In addition, music, internet, technology and media companies are frequently subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Other companies in these industries may have larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for intellectual property infringement. Furthermore, from time to time, we may introduce new products and services, which could increase our exposure to intellectual property claims from third parties. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations.

Our license agreements are complex, impose numerous obligations upon us and may make it difficult to operate our business; any breach of such agreements could adversely affect our business, operating results and financial condition.

Many of our license agreements are complex and impose numerous obligations on us, including obligations to:

•	calculate and make payments based on complex royalty structures that involve a number of variables, including the revenue generated and size of user base, which requires tracking usage of content on our platform that may have inaccurate or incomplete metadata necessary for such calculation;

•	make minimum guaranteed payments;

•	use reasonable efforts to achieve certain paying user conversion targets;

•	adopt and implement effective anti-piracy and geo-blocking measures;

•	monitor performance by our sublicensees of their obligations with respect to content distribution and copyright protections; and

•	comply with certain security and technical specifications.

Many of our license agreements grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Some of our license agreements also include “most favored nations” provisions which require that certain material terms of such agreements are no less favorable than those provided to any similarly situated licensor. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. If we materially breach any of these obligations or any other obligations set forth in any of our license agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results and financial condition.

Minimum guarantees required under certain of our license agreements for music content may limit our operating flexibility and may materially and adversely affect our business, financial condition and results of operations.

Certain of our license agreements for music require that we make minimum guarantee payments to the copyright owners. Such minimum guarantees are not always tied to our number of users or the number of sound recordings used on our platform. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of our music services to our users in order to maintain a healthy gross margin. The duration of our license agreements that contain minimum guarantees is typically between one to three years, but our paying users may cancel their subscriptions at any time. If our paying user growth forecasts do not meet our expectations or our sales decline significantly during the term of our license agreements, our margins may be materially and adversely affected. To the extent our revenues do not meet our expectations, our business, financial condition and results of operations also could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the market segments in which we operate.

We rely on estimates of the market share of licensable content controlled by each content partner, as well as our own user growth and forecasted revenue, to forecast whether such minimum guarantees could be recouped against our actual content acquisition costs incurred over the duration of the license agreement. To the extent that our actual revenue and/or market share underperform relative to our expectations, leading to content acquisition costs that do not exceed such minimum guarantees, our margins may be materially and adversely affected.

If we are unable to obtain accurate and comprehensive information necessary to identify the copyright ownership of the music content offered on our platform, our ability to obtain necessary or commercially viable licenses from the copyright owners may be adversely affected, which may result in us having to remove music content from our platform, and may subject us to potential copyright infringement claims and difficulties in controlling content-related costs.

Comprehensive and accurate copyright owner information for musical compositions and musical recordings underlying our music content is sometimes unavailable to us or difficult or, in some cases, impossible for us to obtain. For example, such information may be withheld by the owners or administrators of such rights, especially with regards to user-generated content or content provided by aspiring artists. If we are unable to identify comprehensive and accurate copyright owner information for the music content offered on our platform, such as identifying which composers, publishers or collective copyright organizations own, administer, license or sublicense music works, or if we are unable to determine which music works correspond to specific musical recordings, it may be difficult for us (i) to identify the appropriate copyright owners to whom to pay royalties or from whom to obtain a license or (ii) ascertain whether the scope of a license we have obtained covers specific music works. This also may make it difficult to comply with the obligations of any agreements with those rights holders.

If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyright of others, potentially resulting in claims for monetary damages, government fines and penalties, or a reduction of content available to users on our platform, which would adversely affect our ability to retain and expand our user base, attract paying users for our paid music services and generate revenue from our content library. Any such inability may also involve us in expensive and protracted copyright disputes.

If music copyright owners withdraw all or a portion of their music works from the MCSC, a collective copyright organization, we may have to enter into direct licensing agreements with these copyright owners, which may be time-consuming and costly, and we may not be able to reach an agreement with some copyright owners, or may have to pay higher rates than we currently pay.

We have obtained licenses from the MCSC with respect to musical composition and lyrics for a substantial portion of our music content library. We cannot guarantee that composers and lyricists in China will not withdraw all or part of their music works from the MCSC. To the extent that the MCSC has not obtained authorization to license from the relevant copyright owners, including circumstances where the copyright owners choose not to be represented by the MCSC, our ability to secure favorable licensing arrangements could be negatively affected, our content licensing cost may increase, and we may be subject to liabilities for copyright infringement. If we are unable to reach an agreement with respect to the content of any music copyright owners who withdraw all or a portion of their music works from the MCSC, or if we have to enter into direct licensing agreements with such music copyright owners at rates higher than those currently set by the MCSC for the use of music works, our ability to offer music content may be limited or our service costs may significantly increase, which could materially and adversely affect our business, financial condition and results of operations.

The revenue model for online music entertainment services is relatively new in China and may not be effective, which may cause us to lose users and materially and adversely affect our business, financial condition and results of operations.

The revenue model for online music entertainment is relatively new in China. We have devoted substantial efforts to monetize our user base by increasing our number of paying users and cultivating our users’ willingness to pay for music. We currently generate our revenues from (i) online music services; and (ii) social and entertainment services and others. At a strategic level, we plan to continue to optimize our existing monetization strategies and explore new monetization opportunities. However, if these efforts fail to achieve our anticipated results, we may not be able to increase or even maintain our revenue growth. For example, we generated most of the revenue for our live streaming services from the sale of virtual gifts. Users get free access to live streaming of music performance or other types of music content but have the option to purchase virtual gifts to send to performers and other users. User demand for this service may decrease substantially or we may fail to anticipate and serve user demands effectively. In addition, while we are exploring monetization alternatives such as streaming-based subscription, we cannot guarantee that such attempts will be widely accepted by our users.

Also, in order to increase the number of our paying users and cultivate our users’ willingness to pay for music content, we will need to address a number of challenges, including:

•	providing consistently high-quality and user-friendly experience;

•	continuing to curate a catalog of engaging content;

•	continuing to introduce new, appealing products and services that users will pay for;

•	continuing to innovate and stay ahead of our competitors;

•	continuing to maintain and enhance the copyright protection environment; and

•	maintaining and building our relationships with our content providers and other industry partners.

If we fail to address any of these challenges, especially if we fail to offer high-quality music content and superior user experience to meet user preferences and demands, we may not be successful in increasing the number of our paying users and cultivating our users’ willingness to pay for music content, which could have a material adverse impact on our business, financial condition and results of operations.

Our business depends on our strong brands, and any failure to maintain, protect and enhance our brands could hurt our ability to retain or expand our user base and advertising customers.

We rely on our strong brands, principally QQ Music, Kugou, Kuwo and WeSing, to maintain our market leadership. Maintaining and enhancing our brands depends largely on our ability to continue to deliver comprehensive, high-quality content and service offerings to our users, which may not always be successful. Maintaining and enhancing our brands also depends largely on our ability to remain a leader in China’s online music entertainment market, which could be difficult and expensive. If we do not successfully maintain our strong brands, our reputation and business prospect could be harmed.

Our brands may be impaired by a number of factors, including any failure to keep pace with technological advances, slower load times for our services, a decline in the quality or breadth of our music content offerings, any failure to protect our intellectual property rights, or alleged violations by us of law and regulations or public policy. Additionally, if our content partners fail to maintain high standards, our brands could be adversely affected.

If we fail to keep up with industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

The online music entertainment industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected.

Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. See “—We require a significant amount of capital to fund our music content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.” If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws or regulations may materially and adversely impact our business, financial condition and results of operation.

The PRC government regulates the internet industry extensively, including foreign ownership of companies in the internet industry and the licensing requirements pertaining to them. A number of regulatory authorities, such as the Ministry of Commerce, the Ministry of Culture and Tourism, the National Copyright Administration, the Ministry of Industry and Information Technology, the State Administration of Radio and Television and the Cyberspace Administration of China, regulate different aspects of the internet industry. These governmental authorities promulgate and enforce laws and regulations that cover many aspects of the telecommunications, internet information services, copyright, internet culture, internet publishing industries and online audio-visual products services, including entry into such industries, scope of permitted business activities, licenses and permits for various business activities and foreign investments into such industries. Operators are required to obtain various government approvals, licenses and permits in connection with their provision of internet information services, internet culture services, internet publication services, online audio-visual products and other related value-added telecommunications services. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially and adversely affected.

Tencent Music Entertainment (Shenzhen) Co., Ltd., or Tencent Music Shenzhen, a wholly owned subsidiary of Guangzhou Kugou, operates our online music services, QQ Music, and online karaoke business, WeSing. As of the date of this prospectus, Tencent Music Shenzhen is in the process of applying for an Online Culture Operating Permit for providing cultural products via the internet. We also intend to apply for a Value-added Telecommunications Business Operation License for providing online music and other commercial content via the internet, and an Online Publishing Service Permit for releasing music works for the first time via the internet. Tencent Music Shenzhen has not been subject to any legal or regulatory penalties in the past for the lack of any of these licenses. However, we cannot assure you that it can successfully obtain these licenses in a timely manner, or at all. As Tencent Music Shenzhen operates QQ Music and WeSing, an Audio and Video Service Permission, or AVSP, may be required. Tencent Music Shenzhen currently operates these two platforms as sub-domains of www.qq.com of Tencent Computer, which holds a valid AVSP for the www.qq.com domain and is controlled by our parent, Tencent. In the event Tencent Music Shenzhen is required to obtain an AVSP under its own name for operating our QQ Music and WeSing platforms, Tencent Music Shenzhen may not be eligible for an AVSP, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity.

In addition, as of the date of this prospectus, each of Guangzhou Kugou and Beijing Kuwo plans to apply for an expansion of the permitted scope of business under their respective AVSP to cover their provision of audio and video programs through mobile network to users’ mobile device, and to apply for an Online Publishing Service Permit for their release of original music works via the internet. As of the date of this prospectus, neither of Guangzhou Kugou or Beijing Kuwo has been subject to any legal or regulatory penalties for failure to include the above-mentioned business in the permitted scope of business under their respective AVSPs or for the lack of the Online Publishing Service Permit. There is, however, no assurance that such applications will be eventually be approved in a timely manner, or at all. If any of Tencent Music Shenzhen, Guangzhou Kugou, Beijing Kuwo, our other subsidiaries, our VIEs or our VIE’s subsidiaries is found to be in violation of PRC laws and regulations regarding licenses and permits, we could be subject to legal and regulatory penalties and our business operations may not be able to continue operating in the same manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

PRC laws and regulations are evolving, and there are uncertainties relating to the regulation of different aspects of the online music entertainment industry, including but not limited to exclusive licensing and sublicensing arrangements. Pursuant to an article posted on National Copyright Administration’s official website, in September 2017, the National Copyright Administration held meetings with a number of music industry players, including us, where it encouraged the relevant industry players to “avoid acquiring exclusive music copyright” and indicated that they should also not engage in activities involving “collective management of music copyright.” There is substantial uncertainty as to whether some of our current licensing arrangements may be found objectionable by the regulatory authorities in the future. In such event, we may have to revisit and modify such arrangements in a way that may cause substantial costs, and our ability to offer music content and our competitive advantages may be harmed, which may have a material and adverse impact on our business, financial condition and results of operations.

We operate in a relatively new and evolving market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects primarily depend on the continuing development and growth of the online music entertainment industry as well as the live streaming industry in China, which are affected by numerous factors. For example, content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment and macroeconomic environment are important factors that affect our business and prospects. The markets for our products and services are relatively new and rapidly developing and are subject to significant challenges. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as in the past. If online music or live streaming as forms of entertainment lose their popularity due to changing social trends and user preferences, or if such industries in China fail to grow as quickly as expected, our business, financial condition and results of operation may be materially and adversely affected.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

We operate in a competitive industry. We face competition for users and their time and spending primarily from the online music services provided by other online music providers in China. We also face competition from online offerings of other forms of content, including karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services. In particular, we are facing increasing competition from offerings of other emerging forms of content which have been growing in popularity rapidly in recent years, such as live streaming and user-generated short video.

We compete with our competitors based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which enable them to respond more quickly to technological innovations or changes in user demands and preferences, acquire more attractive content and devote greater resources towards the development, promotion and sale of products than we can. Also, they may provide their users with content that we do not have the license to offer. If any of our competitors achieves greater market acceptance or is able to provide more attractive content offerings than we do, our user traffic and market share may decrease, which may result in a loss of users and a material and adverse effect on our business, financial condition and results of operations.

We may fail to attract and retain talented and popular live streaming performers, karaoke singers and other key opinion leaders to maintain the attractiveness and level of engagement of our social entertainment services.

The engagement level of our user base as well as the quality of our social entertainment content offered on our platform are closely linked to the popularity and performance of our live streaming performers, karaoke singers and other key opinion leaders.

With respect to our live streaming services, we rely on live streaming performers to attract user traffic and drive user engagement. Although we have entered into cooperation agreements that contain exclusivity clauses with certain live streaming performers and/or their talent agencies, those live streaming performers may breach the agreement or decide not to renew their agreements upon expiration.

In addition to our most popular live streaming performers, we must continue to attract and retain talented and popular karaoke singers and other key opinion leaders in order to maintain and increase our social entertainment content offerings and ensure the sustainable growth of our online music user community. We must identify and acquire potential popular karaoke singers and other key opinion leaders and provide them with sufficient resources. However, we cannot assure you that we can continue to maintain the same level of attractiveness to such popular karaoke singers and other key opinion leaders.

If we can no longer maintain our relationships with our live streaming performers, karaoke singers and other key opinion leaders or their appeal decreases, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our business, financial condition and results of operations.

We cooperate with various talent agencies to manage and recruit our live streaming performers and any adverse change in our relationships could materially and adversely impact our business.

We cooperate with talent agencies to manage, organize and recruit live streaming performers on our platform. As we are an open platform that welcomes all live streaming performers to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing live streaming performers in a more organized and structured manner, and turning amateur live streaming performers to full-time ones.

We share a portion of the revenues generated from the sales of virtual gifts attributed to the performers’ live streams with live streaming performers and the talent agencies who manage these performers. If we cannot balance the interests between us, live streaming performers and the talent agencies and offer a revenue-sharing mechanism that is attractive to live streaming performers and talent agencies, we may not be able to retain their services. If other platforms offer better revenue sharing incentives to talent agencies, such talent agencies may choose to devote more of their resources to live streaming performers who stream on such other platforms, or encourage their live streaming performers to use or even enter into exclusive agreements with such other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

Our brand image and business may be adversely impacted by misconduct by our live streaming performers and users and their misuse of our platform.

We do not have full control over how users use our platform, whether through live streaming, commenting or other forms of sharing or communication. We face the risk that our platform may be misused or abused by live streaming performers or users. We have a robust internal control system in place to review and monitor live streams and other forms of social interactions among our users and will shut down streams that are illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted.

Moreover, we have limited control over the real-time behavior of our live streaming performers and users. To the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and fines or other sanctions, such as requiring us to restrict or discontinue certain features and services. As a result, our business, financial condition and results of operation may be materially and adversely affected.

We face the risk that live streaming performers that perform on our platform may infringe upon third parties’ intellectual property rights.

Our agreements with live streaming performers and their agencies provide that content generated through our platform by live streaming performers is owned by us. Live streaming performers are prohibited from disseminating content infringing on others’ intellectual property rights. We delete content we deem unauthorized and block the account of the performers. However, we cannot guarantee that all content generated by our live streaming performers or users is legal and non-infringing, and we cannot guarantee that the online performance and/or other use of music works by the live streaming performers are authorized by the corresponding intellectual property rights owners.

As the application of existing laws and regulations to specific aspects of online music business remains relatively unclear and is still evolving, it is difficult to predict whether we will be subject to joint infringement liability if our live streaming performers or users infringe on third parties’ intellectual property rights. We rely on our ownership over the content generated by the performers and our exclusive contractual relationship with certain live streaming performers to maintain our competitiveness, but these measures may increase our risk of being liable for infringement committed by the live streaming performers or users. Furthermore, if we are determined to be jointly liable either by new regulations or court judgments, we may have to change our policies and it may materially and adversely impact on our business, financial condition and results of operation.

Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.

We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements and patent, copyright, software copyright, trademark, and other intellectual property laws to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third-parties.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort and risks associated with patent application, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

Litigation or proceedings before governmental authorities, administrative and judicial bodies may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of our rights. Our efforts to protect our intellectual property in such litigation and proceedings may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results.

While we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or enforcing such agreements with each party that develops intellectual property that we regard as our own. In addition, such agreements may be breached. We may be forced to bring claims against the breaching third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

The content available on our platform may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.

As an internet content provider, we are subject to PRC regulations governing internet access and the distribution of music, music videos and other forms of information over the internet. See “PRC Regulations.” These regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In particular, since the outset of 2018, the Chinese government has tightened its crackdown on content that it deemed to be “vulgar” offered by online and mobile live streaming and video services. Failure to comply with these requirements may result in monetary penalties, revocation of licenses to provide internet content or other licenses, suspension of the concerned platforms and reputational harm. In addition, these laws and regulations are subject to interpretation by the PRC government, and it may not be possible to determine in all cases the types of content that could cause us to be held liable for offering content that are found objectionable by the PRC government.

Internet content providers may be held liable for content displayed on or linked to its online platform that is subject to certain restrictions. We allow our users to upload user-generated content, such as music, videos, comments, reviews and other forms of content. We also make it possible for selected professional producers to make their content available to users through our official music accounts and allow them a high level of control of the content offered through Music Accounts. While we have in place internal rules and procedures to monitor user-generated content on our platform, due to the massive amount of such content, we may not be able to identify, in a timely manner or at all, the content that is illegal or inappropriate or that may otherwise be found objectionable by the PRC government. Additionally, we may not be able to keep our rules and procedures abreast of changes in the PRC government’s requirements for content display. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liability, government sanctions, loss of licenses and/or permits, or reputational harm. If the PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete or restrict certain content that the government deemed inappropriate or sensitive. Although we have not been materially penalized for our content so far, in the event that the PRC regulatory authorities find any content on our platform objectionable and impose penalties on us or take other actions against us in the future, our business, financial condition and results of operations may be materially and adversely affected.

Pending or future litigation could have a material and adverse impact on our business, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes and competition claims. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our business, financial condition and results of operations.

Our strategic focus on rapid innovation and long-term user engagement over short-term financial results may generate results of operation that do not align with investors’ expectations. If that happens, our stock price may be negatively affected.

Our business is growing and becoming more complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our users or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We frequently make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve user experience and long-term financial performance, including our monetization strategy for transitioning our paying users base to a streaming-based online music service model. These decisions may not produce the long-term benefits that we expect, in which case our user growth and engagement, our relationships with our partners, and our business, financial condition and results of operation could be materially and adversely affected.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

We collect, process and store significant amounts of data concerning our users, as well as data pertaining to our business partners and employees. While we have taken reasonable steps to protect such data, techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or our systems.

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access of data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, and we experience cyber-attacks of varying degrees on a regular basis, including hacking or attempted hacking into our user accounts and redirecting our user traffic to other internet platforms. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, and to date we have been able to rectify any cyber-attacks without significant impact to our business operations, any failure to maintain performance, reliability, security and availability of our products to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our data, prevent data loss, disable undesirable accounts and activities on our platform and prevent or detect security breaches, we cannot assure you that such measures will provide absolute security. If an actual or perceived breach of security occurs to our systems or a third party’s systems, we also could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

In addition, we are subject to various regulatory requirements relating to the security and privacy of such data, including restrictions on the collection and use of personal information of users and are required to take steps to prevent personal data from being divulged, stolen, or tampered with. Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. Complying with such requirements could cause us to incur substantial expenses or require us to alter or change our practices in a manner that could harm our business.

Any failure, or perceived failure, by us to maintain the security of our user data or to comply with privacy or data security laws, regulations, policies, legal obligations, or industry standards, may result in governmental enforcement actions and investigations (including fines and penalties, or enforcement orders requiring us to cease operating in a certain way), litigation or adverse publicity. This may expose us to potential liability and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have violated laws and regulations relating to privacy and data security, or have failed to adequately protect data, may result in damage to our reputation and a loss of confidence in us by our users or our partners, and could have a material adverse effect on our business, financial condition and results of operations. If the third parties we work with violate applicable laws or contractual obligations or suffer a security breach, such circumstances also may put us in breach of our obligations under privacy laws and regulations and could in turn have a material adverse effect on our business.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depend significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of experienced and skilled employees. Qualified individuals are in high demand, particularly in the online music industry, and we may have to incur significant costs to attract and retain them. Additionally, we use share-based awards to attract talented employees, and if our ADSs decline in value, we may have difficulties recruiting and retaining qualified employees.

In particular, we cannot ensure that we will be able to retain the services of our senior management and key executive officers. The loss of any key management or executive could be highly disruptive and adversely affect our business operations and future growth. Moreover, if any of these individuals joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how and other valuable resources. Although our senior management and executive officers have non-compete agreements with us, we cannot assure you that they will comply with such agreements or that we will be able to effectively enforce such agreements.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The Circular on Strengthening the Administration of Online Game Virtual Currency, jointly issued by the Ministry of Culture and the Ministry of Commerce in 2009, broadly defined virtual currency as a type of virtual exchange instrument issued by internet game operation enterprises, purchased directly or indirectly by the game users by exchanging legal currency at a certain exchange rate, saved outside the game programs, stored in servers provided by the internet game operation enterprises in electronic record format and represented by specific numeric units. Virtual currency is used to exchange internet game services provided by the issuing enterprise for a designated extent and time, and is represented by several forms, such as online prepaid game cards, prepaid amounts or internet game points, and does not include game props obtained from playing online games. In 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Circular on Strengthening the Administration of Online Game Virtual Currency, which specifically defines “issuing enterprise” and “transaction enterprise” and stipulates that a single enterprise may not operate both types of business. Online game operators are further prohibited from distributing virtual gifts or virtual currencies to users paying cash or virtual currency through random selection methods such as lottery, gambling or prize draw. See “PRC Regulations — Regulations on Virtual Currency.”

Although we issue virtual currencies to users for cash or, in a few past cases, as a reward for users’ participation in our guessing games on our platform for them to purchase various items to be used on our live streaming and online karaoke platforms. As advised by our PRC legal advisor, our service does not constitute virtual currency transaction services because users cannot transfer or trade these currency among themselves. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or consider any other aspects of our business operations involving virtual currencies constitute virtual currency transactions or otherwise be subject to the PRC regulatory regime on online games. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under PRC law. We may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of capital to fund our music content acquisitions, user acquisitions and technology investments. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

Operating our online music platforms requires significant, continuous investment in acquiring content, users and technology. Acquiring licenses to music content can be costly. Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we plan to continue to incur substantial capital in the future to cover, among other things, the costs to license music content and innovate our technologies, which requires us to obtain additional equity or debt financing. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities;

•	macro-economic and other conditions in China and elsewhere; and

•	our relationship with Tencent, our controlling shareholder.

Although we expect to rely less on financing support from Tencent and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and after we become a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our business, financial condition and results of operation may be adversely affected.

Our advertising revenues depend on the overall growth of the online advertising industry in China and advertisers’ continued willingness to deploy online advertising as part of the advertised spend. In addition, advertisers may choose more established Chinese internet portals or search engines over on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to grow our advertising revenues may be materially and adversely affected.

Furthermore, our key and long-term priority of optimizing user experience and satisfaction may limit our ability to significantly grow our advertising revenues. For example, in order to provide our users with an uninterrupted online music entertainment experience, we limit the amount of advertising on our streaming interface or insert pop-up advertisements during streaming. While this may adversely affect our operating results in the short-term, we believe it enables us to provide a superior user experience which will enable us to expand current user base and strengthen our monetization potential in the long-term. However, this philosophy of prioritizing user experience may also negatively impact our relationships with advertisers, and may not result in the long-term benefits that we expect, in which case the success of our business, financial condition and operating results could be materially and adversely.

We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be materially and adversely affected.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We regularly review MAUs, number of paying users and other key metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using our internal data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations in China. For example, individuals who have multiple accounts and devices registered with our platform could result in an overstatement of the number of our users. We are also subject to the risk associated with artificial manipulation of data, such as stream counts on our platform. Any errors or inaccuracies in these metrics could result in less informed business decisions and operational inefficiencies. For example, if our user base is overstated by the MAU data we track, we may fail to make the right strategic choices needed to expand our user base and achieve our growth strategies.

We are subject to payment processing risk.

Our users pay for our membership services and the music content offered on our platforms through a variety of online payment solutions. We rely on third parties to process such payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors and/or changes in the rules or regulations concerning payment processing, our ability to provide superior use experience, including convenient payment options, may be undermined, and our revenue, operating expenses and results of operation could be adversely impacted.

Our ability to expand our user base depends in part on users being able to access our services, which may be affected by third-party interference beyond our control.

Access to our services may be affected by restrictions on the ability of our users to access websites, mobile apps and client-based desktop applications via the internet. Corporations, professional organizations and governmental agencies could block access to the internet or our online platforms as a competitive strategy or for other reasons, such as security or confidentiality concerns, or political, regulatory or compliance reasons. In any of these occurrences, users may not be able to access our services, and user engagement and monetization of our services may be adversely affected.

Additionally, we offer our mobile apps via smartphone and tablet apps stores operated by third parties. Some of these third parties are now, and others may in the future become, competitors of ours, and could stop allowing or supporting access to our mobile apps through app stores, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. Furthermore, since the mobile devices that provide users with access to our services are not manufactured and sold by us, we cannot guarantee that such devices will perform reliably, and any faulty connection between these devices and our services may result in user dissatisfaction toward us, which could damage our brand and reputation, which could in turn have a material adverse effect our business, results of operations.

Negative media coverage could adversely affect our business.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, as well as the industry in which we operate, can harm our operations. Such negative publicity could be related to a variety of matters, including:

•	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees;

•	user complaints about the quality of our products and services;

•	copyright infringements involving us and content offered on our platform;

•	security breaches of confidential user information; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, such as Weixin/WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, financial condition and results of operations.

We may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. Any such negative developments could have a material adverse effect on our business, reputation, results of operations and financial condition.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. See “PRC Regulation—Regulations on Online Advertising Services.” Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. A majority of the advertisements shown on our platform are provided to us by third parties. While we have implemented a combination of automated monitoring and manual review to ensure that the advertisements shown on our platform are in compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of such laws and regulations. In addition, advertisers may, through illegal technology, evade our content monitoring procedures to show advertisements on our platform that do not comply with applicable laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions.

Programming errors could adversely affect our user experience and market acceptance of our content, which may materially and adversely affect our business and results of operations.

Our platform or content on our platform may contain programming errors that adversely affect our user experience and market acceptance of our content. We have from time to time received user feedback pertaining to programming errors. While we generally have been able to resolve such errors in a timely manner, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Programming errors or defects may adversely affect user experience, cause users to refrain from subscribing for our services, or cause our advertising customers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We have adopted various equity incentive plans, including a share incentive plan adopted in 2014 and a share option plan and a restricted share award plan adopted in 2017. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with IFRS. Under such plans, we are authorized to grant options, stock appreciation rights, restricted shares, restricted stock units and other types of awards as the administrator of such plans may decide. The maximum aggregate number of shares that we are authorized to issue pursuant to the equity awards granted under such plans is 183,401,310 shares. As of the date of this prospectus, 9,690,497 restricted shares, and options to purchase a total of 88,425,911 ordinary shares have been granted and are outstanding, under such plans. Our share-based compensation expenses also include the share-based compensation expense arising from awards granted under certain share incentive plans of Tencent that was allocated to us in connection with Tencent’s acquisition of CMC in July 2016. In 2016 and 2017, we recorded RMB170 million and RMB384 million (US$59 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2019.

Although we believe that we currently have adequate internal control procedures in place, we may fail to maintain the adequacy of our internal control over financial reporting in the future, and our independent registered public accounting firm, after conducting its own independent testing, may not certify the effectiveness of our internal control if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs representing our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Our Relationship with Tencent

If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

Our ultimate controlling shareholder and strategic partner, Tencent, is one of the largest internet companies in the world. Our business has benefited significantly from Tencent’s brand name and strong market position in

China. In addition, we have benefited from distributing our content through Tencent’s extensive social network, which provides Tencent’s large number of users with access to our music content. We also cooperate with Tencent in a number of other areas, such as user traffic acquisition, advertising, technology, social graphs and IT infrastructure. See “Our Relationship with Tencent.” We cannot assure you that we will continue to benefit from our cooperation with Tencent and its subsidiaries in the future. To the extent we cannot maintain our cooperative relationships with Tencent at reasonable prices or at all, we will need to source other business partners to provide services such as distribution channels, promotion services, as well as IT and payment services, and we may lose access to key strategic assets, which could result in material and adverse effects to our business and results of operations.

Any negative development in Tencent’s market position, brand recognition or financial condition may materially and adversely affect our marketing efforts and the strength of our brand.

We have benefited significantly and expect to continue to benefit significantly from Tencent’s strong brand recognition, broad user base and extensive user data, as well as the Tencent ecosystem, which enhances our reputation and credibility. If Tencent loses its market position, the effectiveness of our marketing efforts through our association with Tencent may be materially and adversely affected. In addition, any negative publicity associated with Tencent or any negative development with respect to Tencent’s market position, financial condition, or compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing efforts, as well as our reputation and brand.

Tencent, our controlling shareholder, has had and will continue to have effective control over the outcome of shareholder actions in our company. The interests of Tencent may not be aligned with the interests of our other shareholders.

Immediately upon completion of this offering, Tencent will beneficially own             % of our outstanding ordinary shares, representing             % of our total voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. Tencent will continue to be our controlling shareholder immediately upon completion of this offering. Tencent’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and [New York Stock Exchange]/[Nasdaq Global Market] requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of the ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Tencent is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Tencent is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent.

We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflict of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•	Agreements with Tencent. We have a master business cooperation agreement with Tencent which will expire on July 12, 2018 and intend to enter into a master business cooperation agreement, which will become effective upon its execution. See “Our Relationship with Tencent.” Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach, notwithstanding our contractual rights under the agreements and any other agreement we may enter into with Tencent from time to time.

•	Allocation of business opportunities. There may arise business opportunities in the future that both we and Tencent are interested in and which may complement each of our respective businesses. Tencent holds a large number of business interests, some of which may directly or indirectly compete with us. Tencent may decide to take up such opportunities itself, which would prevent us from taking advantage of those opportunities.

•	Employee recruiting and retention. We may compete with Tencent in the hiring of employees, especially computer programmers, engineers, sales and other employees with experience or an interest in the internet industry.

•	Sale of shares in our company. Subject to lock-up and applicable securities laws, Tencent may decide to sell all or a portion of the shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•	Developing business relationships with Tencent’s competitors. We may be limited in our ability to do business with Tencent’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders.

•	Our directors and employees may have conflicts of interest. Certain of our directors are also employees of Tencent. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Tencent and us.

Tencent, our controlling shareholder, may from time to time make strategic decisions that it believes are in the best interests of its business as a whole. These decisions may be different from the decisions that we would have made on our own. Tencent’s decisions with respect to us or our business may favor Tencent and therefore the Tencent shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Although after we become a stand-alone public company we will have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions as defined in the Securities Act, we may not be able to resolve all potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

Our agreement with Tencent may be less favorable to us than similar agreements negotiated with unaffiliated third parties.

We intend to enter into a master business cooperation agreement with Tencent and may enter into additional agreements with Tencent in the future. Potential conflicts of interest could arise in connection with the resolution of any dispute between Tencent and us, regarding the terms of the arrangements governing our agreements with Tencent including the master business cooperation agreement. For example, so long as Tencent continues to control us, we may not be able to bring a legal claim against Tencent in the event of contractual breach, notwithstanding our contractual rights under the master business cooperation agreement and other inter-company agreements to be entered into by Tencent and us from time to time.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Guidance Catalog of Industries for Foreign Investment (2017 Revision), or the Guidance Catalog, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider other than operating e-commerce, and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in companies engaged in online publishing business, internet audio-visual programs business, internet culture business (except for music), and radio and television program production business.

We are a Cayman Islands company and our PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to provide value-added telecommunication services or other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, our consolidated variable interest entities, or VIEs, and their subsidiaries. Each of Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, our wholly owned subsidiaries in China, has entered into a series of contractual arrangements with our respective VIEs and their shareholders, which enables us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under IFRS. See “Corporate History and Structure” for details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their respective subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, the State Administration of Radio and Television and the Ministry of Commerce, would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with IFRS.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 19, 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law aiming to, upon its enactment, replace the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. At the same time, the Ministry of Commerce published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The Draft Foreign Investment Law proposes an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. The Ministry of Commerce solicited comments on the Draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date, and we cannot predict how it may affect our company, our corporate structure or our corporate governance in the future if it is adopted.

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, their respective shareholders, as well as certain of their respective subsidiaries to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2016 and 2017.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, including the Value-added Telecommunications Business Operation License, the Audio and Video Service Permission and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the online music entertainment industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the online music industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online music streaming. Moreover, developments in the online music entertainment industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online reading marketplaces like us, which could materially and adversely affect our business and operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. Our platform regularly serve a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we generally have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in PBOC Notice No. 9. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of the required registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Current Foreign Debt Mechanism, our ability to provide loans to our PRC subsidiaries or our consolidated affiliated entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from this offering within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the Ministry of Commerce be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the Ministry of Commerce considers in determining “control” or “decisive influence,” and, depending on certain criteria, the Ministry of Commerce may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the Ministry of Commerce will not deem our past and future acquisitions or investments to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “PRC Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents—Employee Stock Incentive Plan.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents—Employee Stock Incentive Plan.”

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries have historically failed to promptly make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the [New York Stock Exchange]/[Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have applied to list the ADSs on the [New York Stock Exchange]/[Nasdaq Global Market]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, operating costs and expenses, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products and services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for the ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                 per ADS. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                 ADSs (representing                  Class A ordinary shares) outstanding immediately after this offering, or                  ADSs (representing                  Class A ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, [our directors, executive officers, certain existing shareholders and option holders] have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for [180] days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Han Kun Law Offices, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the [New York Stock Exchange]/[Nasdaq Global Market] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; (ii) we established the PRC subsidiaries that are wholly owned foreign enterprises by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no explicit provision in the M&A Rules classifies the contractual arrangements between us and the VIEs as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

[We have adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S.

federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.

[Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.]

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands company listed on the [New York Stock Exchange]/[Nasdaq Global Market], we are subject to [New York Stock Exchange]/[Nasdaq Global Market] corporate governance listing standards. However, [New York Stock Exchange]/[Nasdaq Global Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange]/[Nasdaq Global Market] corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the [New York Stock Exchange]/[Nasdaq Global Market] that listed companies must have for as long as we qualify as a foreign private issuer: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under [New York Stock Exchange]/[Nasdaq Global Market] corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange]/[Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. Because the treatment of the contractual arrangements is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. taxpayer. See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	general economic, political, demographic and business conditions globally and in China;

•	fluctuations in inflation and exchange rates in China;

•	our ability to implement our growth strategy;

•	our ability to retain, grow and engage our user base and expand our music entertainment content offering;

•	changes in consumer tastes and preferences;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in content-related costs and other operating costs;

•	changes in government regulation and tax matters;

•	other factors that may affect our business, financial condition and results of operations; and

•	other risk factors discussed under “Risk Factors.”

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the Assured Entitlement Distribution of approximately US$                 million, or approximately US$                million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.

We plan to use the net proceeds of this offering and the Assured Entitlement Distribution primarily for the following purposes:

•	approximately [40]% for investment to enhance our content offerings to improve the variety, quality and quantity of content on our platform;

•	approximately [30]% for product development to expand and enhance our current product and service offerings, as well as to develop new products and services to further enhance user engagement;

•	approximately [15]% for selling and marketing, including marketing and promotions to strengthen our brand and grow our paying user base; and

•	approximately [15]% for potential strategic investments and acquisitions and general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering and the Assured Entitlement Distribution, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We currently have no plan to declare or pay any dividends in the near future on our shares or ADSs, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In December 2017, our board of directors resolved to distribute 255,185,879 ordinary shares as a fully paid share dividend to all of our shareholders on a pro rata basis. After giving effect to the waiver from Spotify and Tencent to receive such share dividend, we distributed to our then existing shareholders (other than Min River and Spotify AB) a share dividend of a total of 88,726,036 of our ordinary shares. Subsequently, in consideration for the above-mentioned waiver from Tencent, a certain number of the ordinary shares of Spotify that we acquired in the Spotify Transaction were transferred to a wholly-owned subsidiary of Tencent at US$1, which was accounted for as a distribution to Tencent and recognized in equity.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risk Related to Doing Business in China—Foreign exchange control may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to reflect the re-designation of ordinary shares into Class A ordinary shares and ordinary shares into Class B ordinary shares, in each case on a one-for-one basis immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the re-designation of ordinary shares into Class A ordinary shares and ordinary shares into Class B ordinary shares, in each case on a one-for-one basis immediately upon the completion of this offering; and (ii) the issuance and sale of Class A ordinary shares in the form of ADSs by us in this offering and the Assured Entitlement Distribution at an initial public offering price of US$ per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2017
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Equity:
Share capital (US$0.000083 par value; 4,800,000,000 shares authorized; 2,970,573,050 shares issued and outstanding as of December 31, 2017; Class A ordinary shares and Class B ordinary shares issued and outstanding on a pro forma basis as of December 31, 2017; and Class A ordinary shares and Class B ordinary shares issued and outstanding on a pro forma as adjusted basis as of December 31, 2017 (unaudited))	2	0
Additional paid-in capital(2)	23,915	3,676
Other reserves	997	153
Retained earnings	1,227	189

Equity attributable to equity holders of the Company	26,141	4,018

Total liabilities and shareholders’ equity	30,000	4,611

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2017 was approximately US$                per Class A ordinary share and US$                per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities and mezzanine equity, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2017, other than to give effect to (our issuance and sale of                 ADSs offered in this offering at an initial public offering price of US$                per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately US$                million, or US$                per ordinary share and US$                per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                per ordinary share, or US$                per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at the initial public offering price per ordinary share is US$                and all ADSs are exchanged for ordinary shares.

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to this offering and the Assured Entitlement Distribution	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering and the Assured Entitlement Distribution, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$                per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders
New investors
Total

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. The maximum aggregate number of shares that may be issued pursuant to the equity awards granted under our share incentive plans is 183,401,310 shares. As of the date of this prospectus, there are 88,425,911 ordinary shares issuable upon exercise of outstanding stock options under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 29, 2018, the rate was RMB6.6171 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850

Source: Federal Reserve Statistical Release

Notes:

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

[Substantially all of our operations] are conducted in China, and [substantially all of our assets] are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [            ] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and € was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

Han Kun Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Major Corporate Milestones

The following chart illustrates our major business and corporate milestones:

Our Corporate History

Launch of QQ Music, Kugou, Kuwo and WeSing

•	QQ Music: In 2003, QQ, the social network operated by Tencent, launched its online music services. In 2005, QQ Music commenced operations.

•	Kugou: In 2004, Kugou Music was launched. In February 2006, Guangzhou Kugou Computer Technology Co., Ltd., or Guangzhou Kugou, was incorporated in China and commenced the operations of Kugou Music. In September 2012, Guangzhou Kugou commenced offering its live streaming services through Fanxing Live, which was rebranded to Kugou Live in December 2016.

•	Kuwo: In December 2005, Beijing Kuwo Technology Co., Ltd., or Beijing Kuwo, was incorporated in China and commenced its operations of Kuwo Music. Beijing Kuwo and its then shareholders subsequently entered into a series of contractual arrangements with Yeelion Online Network Technology (Beijing) Co., Ltd., or Yeelion Online, through which Yeelion Online acquired effective control over Beijing Kuwo. In March 2013, Beijing Kuwo launched Kuwo Live to offer live streaming services.

•	WeSing: In September 2014, WeSing commenced offering its online karaoke services.

CMC’s Acquisition of Guangzhou Kugou and Beijing Kuwo

In June 2012, China Music Corporation, or CMC, was incorporated in the Cayman Islands.

In December 2013, CMC acquired all of the outstanding equity interests of Yeelion Online, obtaining effective control over Beijing Kuwo and its business operations in the PRC through the contractual arrangements between Beijing Kuwo and Yeelion Online.

In April 2014, CMC, through an indirect wholly-owned subsidiary in the PRC, entered into a series of contractual arrangements with Guangzhou Kugou and its shareholders.

As a result of these contractual arrangements, CMC obtained effective control over, and became the primary beneficiary of, each of Guangzhou Kugou and Beijing Kuwo through which it operated substantially all of its online music entertainment services in the PRC.

Combination of Tencent’s Online Music Business with CMC

Prior to July 2016, Tencent held an approximately 15.8% equity interest in CMC.

In July 2016, Tencent acquired control of CMC through a series of transactions pursuant to which (i) Tencent injected substantially all of its online music business in the PRC (which primarily included QQ Music and WeSing) into CMC; and (ii) in consideration of the foregoing, CMC issued an aggregate of 1,290,862,550 ordinary shares to a wholly-owned subsidiary of Tencent (Min River Investment Limited, or Min River). Upon the completion of these transactions, Tencent owned an approximately 61.6% equity interest in CMC and CMC became a consolidated subsidiary of Tencent.

In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Ocean Music Hong Kong was renamed “Tencent Music Entertainment Hong Kong Limited,” or TME Hong Kong; and Ocean Information was renamed “Tencent Music (Beijing) Co., Ltd,” or Beijing Tencent Music.

Acquisition of Ultimate Music

In October 2017, we acquired 100% equity interests in Ultimate Music Inc., or Ultimate Music, a provider of online music services to smart devices. Through certain contractual arrangements between one of Ultimate Music’s wholly-owned subsidiaries, Shenzhen Ultimate Xiangyue Culture and Technology Co., Ltd., or Shenzhen Ultimate Xiangyue, and Shenzhen Ultimate Music Culture and Technology Co., Ltd., or Shenzhen Ultimate Music, we obtained effective control over, and became the primary beneficiary of, Shenzhen Ultimate Music.

Spotify Transactions

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly-owned subsidiary of Spotify Technology S.A. (NYSE: SPOT), or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this prospectus. The foregoing transactions are collectively referred to as the “Spotify Transactions.” In connection with the Spotify Transactions, we entered into an investor agreement with Spotify. For details, see “Description of Share Capital—Spotify Investor Agreement.”

In addition, in connection with the Spotify Transactions, we distributed a share dividend of a total of 88,726,036 of our ordinary shares to all of our then existing shareholders other than Min River and Spotify AB, who had waived their rights to receive a share dividend in such distribution, in December 2017. In consideration of such waiver of Min River, TME Hong Kong transferred 50% of Spotify’s ordinary shares that it acquired in the Spotify Transactions to a wholly-owned subsidiary of Tencent for a nominal consideration of US$1, which was accounted for as a distribution to Tencent and recognized in equity.

We held an approximately 2.5% equity interest in Spotify following the foregoing transactions.

Recent Financing Transactions

In the first quarter of 2018, we issued a total of 67,370,801 ordinary shares to certain financial and strategic investors for an aggregate consideration of approximately US$239 million and issued a total of 52,024,094 ordinary shares to our existing shareholders for an aggregate consideration of approximately US$210 million.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering.

Notes:

(1)	Shareholders of Xizang Qiming are Ms. Min Hu (our Chief Financial Officer) and Mr. Qihu Yang (our General Counsel), each holding 50% of equity interests.
(2)	Shareholders of Guangzhou Kugou are Mr. Zhenyu Xie (our Co-President and director), Mr. Guomin Xie (Co-President and director), Mr. Liang Tang (our director), Mr. Huan Hu, Mr. Hanjie Xu, Hangzhou Yong Xuan Yong Ming Capital Investment Partnership (Limited Partnership), Kashi Tianshan Red Sea Venture Capital Co., Ltd., Shenzhen Litong Industry Investment Fund Co., Ltd., Mr. Jianming Dong, Ms. Yaping Gao, Guangzhou Lekong Investment Partnership (Limited Partnership), Mr. Zhongwei Qiu, Linzhi Lichuang Information Technology Co., Ltd.
(3)	Shareholders of Beijing Kuwo are Mr. Guomin Xie (our Co-President and director), Mr. Lixue Shi (Group Vice President, Kuwo) and Linzhi Lichuang Information Technology Co., Ltd.
(4)	Shareholders of Shenzhen Ultimate Music are Mr. Xiudong Ma, Mr. Gang Ding and Tencent Music Entertainment (Shenzhen) Co., Ltd.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. We are a company registered in the Cayman Islands. Beijing Tencent Music, Yeelion Online and Shenzhen Ultimate Xiangyue, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through Guangzhou Kugou, Beijing Kuwo, Shenzhen Ultimate Music and Xizang Qiming, our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our financial statements under IFRS.

The following is a summary of the contractual arrangements by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo. The contractual arrangements by and among us (through our wholly-owned PRC subsidiaries) and each of Guangzhou Kugou, Shenzhen Ultimate Music and Xizang Qiming, as well as their respective shareholders, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. In addition, the spouses of certain shareholders of Shenzhen Ultimate Music and Xizang Qiming have also signed spousal consents, the key terms of which are summarized below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

In the opinion of Han Kun Law Offices, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services, internet audio-video program services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

Equity Interests Pledge Agreement

Pursuant to the equity interests pledge agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo pledged all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo and its shareholders’ performance of their obligations under the exclusive option agreement, exclusive technical service agreement and loan agreement. If Beijing Kuwo or any of its shareholders breach their contractual obligations under such the exclusive option agreement, exclusive technology technical service agreement, voting trust agreement or loan agreement, as the case may be, Yeelion Online will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. Without prior written consent of Yeelion Online, shareholders of Beijing Kuwo shall not transfer or assign the pledged equity interests, create or permit to be created any new pledge or any other security interest on the pledged equity interests.

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo irrevocably granted Yeelion Online or its designated party, an exclusive option to purchase at its discretion, all or part of the equity interests held by the shareholders, to the extent permitted under the PRC law, at the price agreed by the parties to the extent permitted by the PRC law. Without the prior consent of Yeelion Online, the shareholder of Beijing Kuwo shall not transfer or otherwise dispose of, or create any encumbrances or third party interests upon their equity interests in Beijing Kuwo. In addition, Beijing Kuwo irrevocably granted Yeelion Online or its designated party an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Beijing Kuwo, to the extent permitted under the PRC law.

Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement dated July 12, 2016 by and between Yeelion Online and Beijing Kuwo, Yeelion Online or its designated party has the sole and exclusive right to provide specified business support, technical service and consulting service to Beijing Kuwo. Beijing Kuwo agrees to accept such services and, without the prior written consent of Yeelion Online, may not accept the same or similar services provided by any third party during the term of the agreement. Beijing Kuwo agrees to pay specified service fees to Yeelion Online. Yeelion Online has the right to adjust the calculation basis and payment amount through written confirmation, without prior consent of Beijing Kuwo.

Loan Agreement

Pursuant to the loan agreement dated July 12, 2016 by and among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi, Yeelion Online provided loans to Mr. Xie and Mr. Shi solely for the purpose of purchasing the newly-issued shares of Beijing Kuwo. Yeelion Online has the sole discretion to determine the way of repayment, including requiring the Mr. Xie and Mr. Shi to transfer their equity interests in Beijing Kuwo to Yeelion Online.

There is no such loan agreement between Shenzhen Ultimate Xiuangyue and the shareholders of Shenzhen Ultimate Music.

Voting Trust Agreement

Pursuant to Voting Trust Agreement dated July 12, 2016 by and among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any person designated by Yeelion Online as their attorney-in-fact to vote on their behalf on all matters of Beijing Kuwo by issuing the proxy agreement.

Spousal Consents

The spouse of each of Mr. Qihu Yang (a shareholder of Xizang Qiming) and Mr. Gang Ding and Mr. Xiudong Ma (the shareholders of Shenzhen Ultimate Music) have each entered into spousal consents. Pursuant to such spousal consents, the signing spouses confirmed and agreed that the equity interests of Xizang Qiming (or Shenzhen Ultimate Music, as the case may be) are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The signing spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Xizang Qiming (or Shenzhen Ultimate Music, as the case may be) held by their spouses.

Hong Kong Stock Exchange Matters of Tencent

[Under Practice Note 15 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, this offering is deemed a “spin-off” transaction by Tencent for which Tencent requires approval by the Hong Kong Stock Exchange. On             , 2018, the Hong Kong Stock Exchange confirmed that Tencent may proceed with the “spin-off” transaction. Pursuant to Practice Note 15, Tencent must make available to its shareholders an “assured entitlement” to a certain portion of our shares.

As our ordinary shares are not expected to be listed on any stock exchange, Tencent intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie,” or distribution of our ADSs in kind, at a ratio of one ADS for every whole multiple of             ,000 ordinary shares of Tencent held at the applicable record date for the distribution. The distribution will be made without any consideration being paid by Tencent’s shareholders. Tencent’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs and who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.

Tencent currently intends to provide an assured entitlement with an aggregate value of approximately US$             million. The Assured Entitlement Distribution will only be made if this offering is completed.

The distribution in specie of ADSs by Tencent is not part of this offering.]

OUR RELATIONSHIP WITH TENCENT

Tencent is a leading provider of internet value added services in China, offering a broad range of internet services including communications and social, online games, digital content, online advertising, mobile payment, mobile utilities and other services. Tencent operates the largest online social community in China with 1,040 million MAUs of Weixin and WeChat combined and 806 million MAUs of QQ in the first quarter of 2018. Tencent uses technology to enrich the lives of internet users—Weixin, Wechat and QQ offer rich digital content, including games, video, music and literary works. Tencent was founded in Shenzhen, China in 1998. Shares of Tencent (00700.HK) are traded on the Main Board of the Stock Exchange of Hong Kong.

Prior to July 2016, Tencent held an approximately 15.8% equity interest in CMC. In July 2016, through a series of transactions, Tencent became CMC’s controlling shareholder, holding an approximately 61.6% equity interest. In December 2016, CMC was renamed “Tencent Music Entertainment Group,” or TME. Tencent has remained our controlling shareholder since the completion of its acquisition of CMC and is expected to continue to control us after the completion of this offering.

We are an important part of Tencent’s ecosystem and benefit from Tencent’s brand name and strong market position in China. Historically, we cooperated with Tencent in a number of areas, such as user acquisition, advertising, technology and IT infrastructure. We enjoy synergies arising from the mutually beneficial relationship between us and Tencent, and we intend to continue to leverage this relationship in the future.

We operate our own technology, management, financial, legal and human resources functions separately from Tencent’s, and we will continue to operate independently from Tencent after we become a public company. Accordingly, any diminishment in the business synergies between Tencent and us will not by itself result in a material increase in our costs for technology, management, human resources and other support functions.

Upon the completion of this offering, Tencent will beneficially own             % of the total voting power of our then outstanding ordinary shares. As a result, we will be a “controlled company” under the [New York Stock Exchange Listed Company Manual]/[NASDAQ Rules].

For risks in connection with our relationship with Tencent, see “Risk Factors—Risks Related to Our Relationship with Tencent.”

Master Business Cooperation Agreement

[We intend to enter into a new master business cooperation agreement with Tencent, which will become effective upon its execution. For the complete text of such agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC of which this prospectus forms a part.]

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of January 1, 2016, December 31, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS. We have not included selected financial information for the years ended December 31, 2013, 2014 and 2015, as we qualify as an issuer that adopts the IFRS as issued by the IASB for the first time and are permitted to present selected financial information for the two most recent financial years as opposed to the five most recent financial years. Our historical results are not necessarily indicative of results expected for future periods. Tencent’s acquisition of CMC was completed on July 12, 2016. As a result, historical results of operations of CMC before July 12, 2016 are not included in our consolidated financial statements presented in this prospectus. For a description of this transaction, see “Corporate History and Structure” and Note 2.1 to the consolidated financial statements of Tencent Music Entertainment Group included in this prospectus. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for share and per share data)
Selected Consolidated Statements of Operation Data:
Revenues
Online music services	2,144	49.2	3,149	484	28.7
Social entertainment services and others	2,217	50.8	7,832	1,204	71.3

Total revenues	4,361	100.0	10,981	1,688	100.0
Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(1,102)	(65.3)

Gross profit	1,232	28.3	3,810	586	34.7
Operating expenses
Selling and marketing expenses(1)	(365)	(8.4)	(913)	(140)	(8.3)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(234)	(13.9)

Total operating expenses	(1,148)	(26.3)	(2,434)	(374)	(22.2)
Interest income	32	0.7	93	14	0.8
Other (losses)/gains, net	(13)	(0.3)	124	19	1.1

Operating profit	103	2.4	1,593	245	14.5
Share of net profit of investments accounted for using equity method	11	0.3	4	1	0.0

Profit before income tax	114	2.6	1,597	245	14.5
Income tax expenses	(29)	(0.7)	(278)	(43)	(2.5)

Profit for the year	85	1.9	1,319	203	12.0

Earnings per share for profit attributable to the equity holders of the company
Basic	0.04	—	0.51	0.08	—
Diluted	0.04	—	0.50	0.08	—
Shares used in calculating earnings per share
Basic	1,831,604,053	—	2,593,157,207	—	—
Diluted	1,899,419,825	—	2,639,466,412	—	—

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	4
Selling and marketing expenses	6	12	2
General and administrative expenses	154	345	53

Total	170	384	59

The following table presents our selected consolidated balance sheet data as of January 1, 2016 and December 31, 2016 and 2017.

	As of January 1,	As of December 31,
	2016	2016	2017
	RMB	RMB	RMB	US$
	(in millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	—	3,071	5,174	795
Short-term investments	—	261	—	—
Total current assets	437	4,997	7,467	1,148
Non-current assets	282	18,538	22,533	3,463
Total assets	719	23,535	30,000	4,611
Current liabilities	263	2,523	3,527	542
Non-current liabilities	—	378	325	50
Total liabilities	263	2,901	3,852	592
Equity attributable to equity holders of the company	456	20,625	26,141	4,018

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016 and 2017.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	873	2,500	384
Net cash provided by/(used in) investing activities	496	(483)	(74)
Net cash provided by financing activities	1,712	99	15

Net increase in cash and cash equivalents	3,081	2,116	325

Cash and cash equivalents at beginning of the year	—	3,071	472

Exchange losses on cash and cash equivalents	(10)	(13)	(2)

Cash and cash equivalents at end of the year	3,071	5,174	795

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit for the year should not be considered in isolation or construed as an alternative to operating profit, profit for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit for the year and the reconciliation to its most directly comparable IFRS measure. Adjusted profit for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit for the year represents profit for the year excluding share-based compensation expenses, net gains from equity investments, amortization related to intangible and other assets resulting from the acquisitions of CMC and Ultimate Music, and impairment provision for investments in associates. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the year for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Profit for the year	85	1,319	203
Adjustments:
Share-based compensation expenses	170	384	59
Net gains from equity investments	(4)	(72)	(11)
Amortization of intangible and other assets arising from business combinations(1)	175	271	42
Impairment provision for investments in associates	—	2	0

Adjusted profit for the year	426	1,904	293

Note:

(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of Ultimate Music in 2017, net of related deferred taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest online music entertainment platform in China, operating the top four music mobile apps in terms of mobile MAUs in the first quarter of 2018. Our platform features online music services, online karaoke social community and live streaming of music performances under our flagship brands QQ Music, Kugou, Kuwo and WeSing. Our platform is an all-in-one music entertainment destination that allows users to engage with music in many ways, including discovering, listening, singing, watching and socializing.

We had over 800 million total unique MAUs in the first quarter of 2018, covering the full spectrum of user demographics in China. Our users are highly engaged, with each daily active user on average spending over 70 minutes per day on our platform in the first quarter of 2018. Our products allow users to discover and listen to music, sing and perform, as well as watch music videos and live music performances in a seamless and immersive way.

We have China’s most comprehensive library of music content in recorded and live, audio and video formats. We have the largest music content library with over 17 million tracks from over 200 domestic and international music label, as of March 31, 2018. We also offer a broad range of video content, such as music videos and live and recorded concerts and music shows. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform.

The scale and engagement of our user base generate extensive data that we use to develop innovative products that best cater to user preferences and enhance user experience. We also have developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

We have innovative and multi-faceted monetization models that mainly include paid subscriptions, sales of digital music, virtual gifts and premium memberships. We have achieved growth and profitability at scale. Our revenue increased by 151.8% from RMB4,361 million in 2016 to RMB10,981 million (US$1,688 million) in 2017. We had RMB85 million and RMB1,319 million (US$203 million) of profit for the year in 2016 and 2017, respectively. In 2016 and 2017, we reported adjusted profit for the year of RMB426 million and RMB1,904 million (US$293 million), respectively, representing a growth rate of 346.9%. See “—Non-IFRS Financial Measure.”

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors affecting China’s online music entertainment industry, which include:

•	China’s overall economic growth and level of per capita disposable income;

•	growth in consumption of music and other entertainment content;

•	entertainment habits and trends, including competition between different forms of music and non-music entertainment, and changes in mobile-based consumption of digital content;

•	government policies and initiatives affecting China’s online music entertainment industry;

•	continued music copyright protection and enforcement efforts by music industry participants in China;

•	increasing willingness of Chinese consumers to pay for quality online music entertainment content and experiences; and

•	the competitive landscape in China’s online music entertainment industry.

Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to maintain and grow our user base and further increase their engagement level

We generate revenues primarily through the sales of paid music, virtual gifts and premium memberships. Therefore, our ability to generate revenues is affected by the number of our users and the level of their engagement.

We believe mobile MAUs is the key metric to measure the scale of our user base as our services are predominately accessed via mobile devices. The following table sets forth details of our mobile MAUs for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products by the same user during any given period.

	For the Three Months Ended
	Mar 31, 2016(1)	Jun 30, 2016(1)	Sep 30, 2016(1)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
	(in millions)
Online music mobile MAUs	539	550	579	589	607	606	609	603	625
Social entertainment mobile MAUs	86	106	144	151	180	200	214	209	224

Note:

(1)	The numbers of mobile MAUs for each of the first, second and third quarter of 2016 presented herein have taken into account the numbers of mobile MAUs for the corresponding periods of both CMC and Tencent’s online music business in the PRC, without eliminating any duplicates between the MAUs of CMC and Tencent’s online music business in the PRC. In July 2016, Tencent acquired CMC and merged its online music business in the PRC with CMC, which resulted in the consolidation of CMC’s operating and financial results into ours.

We adopt a holistic approach to operating our online music services and social entertainment services to foster synergies between them. Our large online music services user base serves as a funnel for driving user adoption of our social entertainment services. With our extensive music content library and comprehensive suite of services offerings, user engagement on our platform has steadily increased over time.

Our ability to continue to grow our user base and engagement is driven by various factors, including our ability to increase the breadth and attractiveness of our content offerings; deliver differentiated user experiences; encourage users to use multiple services across our platform; improve the social interaction features of our platform; and enhance our brand reputation.

We expect that the size and engagement of our user base will continue to grow in the foreseeable future driven by our efforts in these areas. However, certain factors may cause the actual results to be materially different from our expectations. See “Risk Factors—If we fail to anticipate user preferences to provide online music entertainment content catering to user demands, our ability to attract and retain users may be materially and adversely affected.”

Our ability to increase paying conversion and strengthen our monetization capability

Our results of operations depend largely on our ability to convert our vast user base into paying users.

The table below sets forth the number of paying users for our online music services and social entertainment services for the periods indicated. These figures have not been adjusted to eliminate duplicate access of different products by the same user during any given period.

	For the Three Months Ended
	Mar 31, 2016(2)	Jun 30, 2016(2)	Sep 30, 2016(2)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Paying users (in millions)
Online music services(1)	10.9	12.0	12.2	13.5	15.3	16.6	18.3	19.4	22.3
Social entertainment services(1)	1.0	1.6	2.9	4.2	6.2	7.1	8.0	8.3	9.6
Paying ratio
Online music services	2.0%	2.2%	2.1%	2.3%	2.5%	2.7%	3.0%	3.2%	3.6%
Social entertainment services	1.2%	1.5%	2.0%	2.8%	3.5%	3.5%	3.7%	4.0%	4.3%

Notes:

(1)	For the definitions, see “Conventions which Apply to this Prospectus.”
(2)	The numbers of mobile MAUs, paying users and paying ratio for each of the first, second and third quarter of 2016 presented herein have taken into account the numbers of the corresponding periods of both CMC and Tencent’s online music business in the PRC, without eliminating any duplicates between CMC and Tencent’s online music business in the PRC. In July 2016, Tencent acquired CMC and merged its online music business in the PRC with CMC.

Our ability to continue to monetize our user base is affected by a number of factors, such as our ability to enhance user engagement, our ability to cultivate users’ willingness to pay for online music services and social entertainment services, as well as our ability to integrate more monetization models into the overall user experience on our platform. Monetization of our user base is also affected by our ability to optimize our pricing strategy and fee models. We also seek to explore new monetization opportunities by leveraging our comprehensive content offerings, vast user base and strong relationships with music labels and other content providers. We expect the number of our paying users to continue to grow.

Our ability to continue to deliver diverse, attractive and relevant content offerings

We believe that users are attracted to our platform and choose to pay for our services primarily because of the diverse and attractive content we offer. Accordingly, we have focused our content strategies on offering a wide range of content catering to users’ tastes and preferences, as well as improving our platform, including our curation and recommendation capabilities.

We currently have the largest library of music content in China across a wide range of content formats, including songs, karaoke songs, live streaming of music performances, recorded video, as well as reviews and articles. Our continued success largely depends on our ability to stay abreast of users’ evolving needs and preferences and dynamics in the entertainment industry. We seek to identify trend-setting and potentially viral content, which in turn allows us to offer more comprehensive content.

We plan to continue to invest in content sourcing, including long-tail content, as we expand our content portfolio. We also plan to continue to cultivate aspiring artists from our large base of live streaming performers to create user-generated content to augment the breadth and relevance of our content offerings.

Our ability to enhance returns on our spending on content

Our ability to enhance returns on our spending on content depends on our ability to identify new content and effectively monetize our content while maintaining our commitment to copyright protection.

Our service costs mainly include content-related cost, which mainly comprise royalties paid to music labels and other content partners and revenues shared with live streaming performers and their agencies. Service costs have historically accounted for the majority of our cost of revenues as we have made substantial investments in building and enriching our portfolio of licensed content and attracting performers to perform on our platform. Our results of operations and our ability to sustain profitability may also be affected by our obligations to make minimum guarantee payments to the licensors under some of our license agreements.

We are committed to protecting music copyright, and our leading role in China’s music copyright protection efforts has made us a partner of choice for major domestic and international music labels and other content partners, as well as many live streaming performers and their agencies. This has helped us maintain long-term collaborative relationships with our content partners, which, in turn, enables us to source content on favorable terms.

Our cost of revenues is expected to increase in absolute amounts in the near future as we continue to expand our content offerings to cater to the evolving customer needs. We believe, however, that our collaborative relationships with content partners and our diversified monetization models enable us to maintain and enhance returns on content spending without compromising our commitment to copyright protection.

Key Components of Results of Operations

Revenues

We derive our revenues from (i) online music services; and (ii) social entertainment services and others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	2,144	49.2	3,149	484	28.7
Social entertainment services and others	2,217	50.8	7,832	1,204	71.3

Total revenues	4,361	100.0	10,981	1,688	100.0

Online music services. We generate revenues from our online music services primarily from (i) paid music; (ii) content sublicensing; (iii) advertising; and (iv) other music-related services.

•	Paid music. We currently generate revenues from paid music through sale of subscription packages for a fixed monthly fee; and to a lesser extent, sales of digital music singles and albums.

•	Content sublicensing. We sublicense music content licensed from content providers to other online music platforms and other third parties.

•	Advertising. We offer display and performance-based advertising solutions on our platform with pricing arrangements based on various factors, including the form and size of the advertisements, level of sponsorship and popularity of the content.

•	Other music-related services. We also provide various music-related services, such as providing music solutions to smart device and automobile manufacturers.

Social entertainment services and others. We generate our social entertainment and other services revenues through live streaming, online karaoke, sales of music-related merchandise and certain other services. We generate revenues from live streaming and online karaoke services primarily through sales of virtual gifts. Generally, a portion of the revenues is shared with the content creators, including live streaming performers and their agents, based on an agreed-upon percentage. We also generate a small portion of the revenues from selling premium memberships to our users.

In addition, we also generate a small portion of revenues through the sales of music-related merchandise, including headsets, smart speakers and other hardware products. See “Business—Other Music Services.”

Our chief operating decision maker has determined that we have only one reportable segment.

Cost of revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Service costs	2,481	79.3	6,142	944	85.7
Other cost of revenues	648	20.7	1,029	158	14.3

Total cost of revenues	3,129	100.0	7,171	1,102	100.0

Our cost of revenues primarily includes service costs, which mainly comprise (i) licensing costs, which primarily consist of royalties paid to music labels and other content partners; (ii) fees paid to content creators pursuant to revenue sharing arrangements associated with our online social entertainment services, including live streaming performers, their agencies and other users who perform on our platform; and (iii) content delivery costs relating primarily to server, cloud services and bandwidth costs paid to telecommunications carriers and other related service providers.

Other cost of revenues also includes employee benefits expenses, advertising agency fees and others. Employee benefit expenses consist primarily of the salaries and other benefits paid to our employees supporting the operations of our platform. Advertising agency fees consist primarily of commissions paid to advertising agencies. Others mainly include fees paid to online payment gateways and costs associated with sales of music-related merchandise.

Our music content is critical to expanding our product offerings, attracting users and driving monetization for our online music services over time. Music content also drives the growth of our social entertainment services – for example, users may engage in online karaoke singing of a track that they discover through our online music services. As such, we believe music content helps drive user engagement and monetization opportunities for our social entertainment services.

Based on these factors, we expect that our cost of revenues including, in particular, our service costs, will increase in absolute amount in the foreseeable future as we continue to acquire and offer attractive content to grow our user base and enhance engagement and returns from our content.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Operating expenses
Selling and marketing expenses	365	31.8	913	140	37.5
General and administrative expenses(1)	783	68.2	1,521	234	62.5

Total operating expenses	1,148	100.0	2,434	374	100.0

Note:

(1)	Includes R&D expenses of RMB449 million and RMB797 million (US$122 million) in 2016 and 2017, respectively.

Selling and marketing expenses. Our selling and marketing expenses consist primarily of (i) branding and user acquisition costs; (ii) salaries and other benefits paid to our sales and marketing personnel; and (iii) amortization of intangible assets resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of Ultimate Music in 2017. We expect our selling and marketing expenses to increase in absolute amount in the foreseeable future, as we engage in more activities to promote our brand, attract new users, convert existing users to paying users, and further increase user spending on our platform.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) R&D expenses, including salaries and other benefits paid to our R&D personnel; (ii) salaries and other benefits paid to our general and administrative personnel; (iii) fees and expenses associated with the legal, accounting and other professional services; and (iv) amortization of intangible assets resulting from Tencent’s acquisition of CMC in 2016. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future as we continue to introduce new products and services, improve our platform and technology to stay abreast of technological developments and innovations, expand our monetization channels, as well as to increase legal fees associated with copyright protection.

Other (losses)/gains, net

Our other (losses)/gains primarily include government grants and net foreign exchange gains/(losses). Our gains in 2017 include a gain on our step-up acquisition of Ultimate Music in 2017. We recorded other losses of RMB13 million in 2016 and other gains of RMB124 million (US$19 million) in 2017.

Taxation

We had income tax expenses of RMB29 million and RMB278 million (US$43 million) in 2016 and 2017, respectively. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong, including Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary, are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2016 or 2017.

PRC

Our subsidiaries and consolidated VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the Enterprise Income Tax Law of the PRC, or PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Guangzhou Kugou and Beijing Kuwo obtained High and New Technology Enterprise, or HNTE, status to enjoy a preferential tax rate of 15% from 2016 to 2018, while Guangzhou Fanxing Entertainment Information Technology Co., Ltd. obtained HNTE status to enjoy a preferential tax rate of 15% from 2017 to 2019, to the extent they have taxable income under the PRC EIT Law, as long as they re-apply for HNTE status every three years and meet the HNTE criteria during this three-year period. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, (i) the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply for HNTE status in 2019 or 2020.

A Software Enterprise is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Enterprises wishing to enjoy the status of a Software Enterprise must perform a self-assessment each year to ensure they meet the criteria for qualification and file required supporting documents with the tax authorities before using the preferential enterprise income tax rates. These enterprises will be subject to the tax authorities’ assessment each year as to whether they are entitled to use the relevant preferential treatments. If at any time during the preferential tax treatment years an enterprise uses the preferential rate but the relevant authorities determine that it fails to meet applicable criteria for qualification, the relevant authorities may revoke the enterprise’s Software Enterprise status. Yeelion Online and Tencent Music Entertainment Technology (Shenzhen) Co., Ltd. performed a self-assessment and filed required supporting documents in 2018 for Software Enterprise status to qualify the first year of income tax exemption in 2017.

We are subject to VAT at a rate of 3%, 6%, or 16% on the services we provide and related surcharges. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Tencent Music Entertainment Hong Kong Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident

Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Tencent Music Entertainment Hong Kong Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below.

Consolidation of VIEs

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by us. We operate our business operations in the PRC through a series of contractual arrangements entered into among the Company, our wholly-owned subsidiaries, VIEs that are legally owned by our authorized individuals (collectively, “Contractual Arrangements”). Under the Contractual Arrangements, we have power to control the management, as well as financial and operating policies of the VIEs, have the rights or exposure to variable returns from the VIEs, and have ability to use our power over the VIEs to affect the amount of our return. As a result, all these VIEs are accounted for as controlled structured entities of the Company and their financial statements have also been consolidated in our consolidated financial statements.

Revenue recognition

Revenue from online music services

Our music service revenues primarily include revenues from paid subscriptions, sales of digital music singles and albums, content sublicensing and online advertising.

We provide to our users certain subscription packages which entitle paying subscribers a fixed amount of downloads per month and unlimited “ad-free” streaming of our full music content offerings with certain privileges and features on our music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

We also sell digital music singles and albums to users. Upon purchase of the digital content, our users can have access to online streaming of digital music or download them to their devices which are our implied performance obligation on our platform. The proceeds from the sales of digital music singles and albums are initially recorded as deferred revenue and are recognized ratably over the expected services period of not longer than six months that we satisfy our performance obligation. The expected services period is based on our past experiences.

Our user can pay for our online music services through online payment channels or through various third-party platforms. We record revenue on a gross basis according to the criteria as further discussed in the paragraph under “Principal agent consideration” below and recognize service fees levied by online payment channels or third-party platforms as the cost of revenues in the same period as the related revenue is recognized.

We sublicense certain of our music content to other music platforms for a fixed period of time that falls within the original license period. Revenues from sublicensing the content is recognized over the sublicense period as we are obliged to update the licensed content library for any new content during the sublicense period, while it is impractical to bifurcate the fees between existing content and new content. We only recognize revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved.

Advertising revenue is primarily generated through display ads on our platform. Advertising contracts are signed to establish the fixed price and advertising services to be provided based on cost per display, or CPD, or cost per mille, or CPM, arrangements. When the collectability is reasonably assured, advertising revenues from CPD arrangements are recognized ratably over the contract period of display while revenue from CPM arrangements are recognized based on the number of times that the advertisement has been displayed. We allocate revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the prices charged to customers.

We also enter into contracts with advertising agencies, including both third-party agencies and entities controlled by Tencent, which represent us in negotiation and contracting with advertisers. We share with these advertising agencies a portion of the revenues we derive from our advertisers. Revenues are recognized on a gross or net basis based on assessment of the factors described in the paragraph under “Principal agent consideration” below. If revenues for advertising through these advertising agencies are recorded at the gross amount, and the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenues for advertising through these advertising agencies are recorded at the net amount, cash incentives, in the form of commissions to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

Revenue from social entertainment services and others

We offer virtual gifts to users on our online karaoke and live streaming platforms. The virtual gifts are offered free of charge or sold to users at different specified prices as pre-determined by us. The utilization of each virtual gift is considered as the performance obligation and we allocate revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable virtual gifts are consumed upon purchase and use while time-based virtual gifts could be used for a fixed period. We do not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period of time for time-based virtual gifts. The revenue for the sale of consumable virtual gifts on the online karaoke and live streaming platforms is recognized immediately when a virtual gift is consumed or, in the case of time-based virtual gifts, recognized ratably over the useful life of the virtual gifts, which generally does not exceed one year. We do not have further obligations to the user after the virtual gifts are consumed. We recognize the revenue for sale of durable virtual gifts over their estimated lifespans of no longer than six months, which are determined by the management based on the expected service period derived from past experiences, given there is implicit obligation to maintain the virtual gifts operated on our platform.

We may share with performers a portion of the revenues derived from the sale of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sale of virtual gifts are recorded at the gross amount while the portion remitted to performers is recorded as cost of revenues as we consider ourselves as the primary obligor in the sale of virtual gifts, with the latitude in establishing prices, and the rights to determine the specifications or change the virtual gifts.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from subscribers. The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

Principal agent consideration

We report the revenue on a gross or net basis depending on whether we are acting as a principal or an agent in a transaction. The determination of whether to report our revenues on a gross or net basis is based on an evaluation of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or performs part of the service; and (iv) have involvement in the determination of product and service specifications.

Business combination

In business combinations, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets.

Income taxes

We are subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Share-based Compensation Expense and Valuation of Our Ordinary Shares

Share-based compensation relating to TME Incentive Plans

We maintain three share-based compensation plans, namely, the 2014 Share Incentive Plan (the “2014 Share Incentive Plan”) that was adopted in 2014 and the 2017 Option Plan and 2017 Restricted Share Scheme that were adopted in 2017 (together with the 2014 Share Incentive Plan, the “TME Incentive Plans”). The share-based equity awards granted under the TME Incentive Plans are measured at fair value and recognized as an expense, net of estimated forfeitures, over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

2014 Share Incentive Plan

The 2014 Share Incentive Plan was approved by the then board of directors of our Company in October 2014 prior to Tencent’s acquisition of CMC. As of the date of this prospectus, according to the 2014 Share Incentive Plan, 101,785,256 ordinary shares have been reserved to be issued to qualified employees, directors, non-employee directors and consultants as determined by the board of directors of our Company. The options granted pursuant to the 2014 Share Incentive Plan will be exercisable only if the option holder continues employment or provides services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

The fair values of the equity awards granted pursuant to the 2014 Share Incentive Plan were valued using the binomial model. Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017
Risk free interest rate	1.5%	1.5%
Expected dividend yield	0%	0%
Expected volatility range	64%-65%	64%-65%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

The binomial model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on our expected dividend policy over the expected life of the options. We make estimates of the volatility of our common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date. The exercise multiples were estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

The following table sets forth the fair value of the options granted pursuant to the 2014 Share Incentive Plan estimated at the dates of grants indicated below with the assistance from an independent valuation firm.

Date of Grant	Number of Options Granted(1)	Exercise Price(1)	Fair Value of Options(1)	Fair Value of Ordinary Shares for Financial Reporting Purposes(1)
March 1, 2015	7,482,654	US$0.35	US$1.93	US$	2.27	*
March 1, 2015	11,518,600	US$0.29	US$1.98	US$	2.27	*
March 1, 2015	27,607,160	US$0.29	US$1.99	US$	2.27	*
March 1, 2015	2,630,000	US$0.29	US$1.3	US$	1.56	**
March 1, 2015	250,000	US$0.29	US$2.00	US$	2.27	*
March 1, 2015	12,432,336	US$0.000083	US$2.27	US$	2.27	*
March 1, 2015	2,348,099	US$0.000083	US$1.56	US$	1.56	**
March 30, 2015	3,869,842	US$0.29	US$2.00	US$	2.27	*
July 1, 2015	3,600,000	US$0.29	US$1.99	US$	2.27	*
July 1, 2015	200,000	US$0.29	US$2.00	US$	2.27	*
October 1, 2015	938,800	US$0.29	US$2.00	US$	2.27	*
December 31, 2015	3,448,491	US$0.29	US$2.01	US$	2.27	*
December 31, 2015	345,300	US$0.000083	US$2.27	US$	2.27	*

Date of Grant	Number of Options Granted(1)	Exercise Price(1)	Fair Value of Options(1)		Fair Value of Ordinary Shares for Financial Reporting Purposes(1)
March 1, 2016	150,000	US$0.29		US$1.98	US$	2.27	*
March 1, 2016	65,000	US$0.29		US$1.99	US$	2.27	*
March 1, 2016	693,000	US$0.29	US$	2.00	US$	2.27	*
March 1, 2016	500,000	US$0.29	US$	2.01	US$	2.27	*
March 31, 2016	290,000	US$0.29	US$	2.01	US$	2.27	*
March 31, 2016	100,000	US$0.29	US$	1.99	US$	2.27	*
June 1, 2016	6,521,513	US$0.29	US$	1.99	US$	2.27	*
June 1, 2016	800,000	US$0.000083	US$	2.27	US$	2.27	*
June 30, 2016	600,000	US$0.000083	US$	2.27	US$	2.27	*
June 30, 2016	12,430,852	US$0.29	US$	2.10	US$	2.27	*

Notes:

*	Represents the fair value of our Company’s ordinary shares as of July 12, 2016, as the options were remeasured at the fair value as of the date of completion of Tencent’s acquisition of CMC on July 12, 2016.
**	Represents the fair value of CMC’s ordinary shares initially measured as of March 1, 2015, the date of grant; such options were not remeasured as they had been fully vested prior to the completion of Tencent’s acquisition of CMC.
(1)	In December 2017, we distributed a share dividend to certain of our shareholders. See “Dividend Policy.” In May 2018, to offset the dilution effect resulting from such share dividend, we made certain adjustments to the number of awards outstanding, the applicable exercise price and the number of shares available for issuance for future awards under our share incentive plans (the “2018 ESOP Adjustments”). The number of options granted, the exercise price, the fair value of options and the fair value of ordinary shares for financial reporting purposes presented in the table above have not been adjusted.

2017 Option Plan and 2017 Restricted Share Scheme

Binomial model is used to measure the fair value of equity awards granted pursuant to the 2017 Option Plan and 2017 Restricted Share Scheme. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017
Risk free interest rate	1.6%	2.1%-2.5%
Expected dividend yield	0%	0%
Expected volatility range	55%	55%-60%
Exercise multiples	2.8	2.2-2.8
Contractual life	10 years	10 years

The following table sets forth the fair value of the options granted pursuant to the 2017 Option Plan estimated at the dates of grants indicated below with the assistance from an independent valuation firm.

Date of Grant	Number of Options Granted(1)	Exercise Price(1)	Fair Value of Options(1)		Fair Value of Ordinary Shares For Financial Reporting Purposes(1)
October 1, 2016	2,468,764	US$2.53	US$	0.99	US$	2.14
October 1, 2016	9,565,716	US$2.53	US$	1.04	US$	2.14
August 31, 2017	8,055,153	US$0.29	US$	3.39	US$	3.66
December 20, 2017	7,260,103	US$2.53	US$	2.78	US$	4.04
April 16, 2018	1,300,000	US$4.0363	US$	2.49	US$	4.04

The following table sets forth the fair value of the restricted shares granted pursuant to the 2017 Restricted Share Scheme estimated at the dates of grants indicated below with the assistance from an independent valuation firm:

Date of Grant	Number of Restricted Shares Granted(1)	Fair Value of Restricted Shares(1)		Fair Value of Ordinary Shares For Financial Reporting Purposes(1)
October 1, 2016	7,172,472	US$	2.14	US$	2.14
February 1, 2017	405,142	US$	2.14	US$	2.14
July 17, 2017	434,922	US$	3.66	US$	3.66
August 15, 2017	38,730	US$	3.66	US$	3.66
October 16, 2017	355,720	US$	3.66	US$	3.66
January 15, 2018	303,590	US$	4.04	US$	4.04
February 9, 2018	50,000	US$	4.04	US$	4.04
April 16, 2018	521,460	US$	4.04	US$	4.04

Note:

(1)	The number of restricted shares granted, the fair value of restricted shares and the fair value of ordinary shares for financial reporting purposes presented in the above tables have not been adjusted to reflect the effect of the 2018 ESOP Adjustments. See “—2014 Share Incentive Plan.”

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

With the assistance of an independent valuation firm, we evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the ordinary shares of our company. For the award grant dates where there were equity financing transactions with independent third parties within half year after transaction, we adopted market approach by referring to the transaction prices as the fair value indication of our ordinary share prices. For the award grant dates where there were no equity financing transactions within half year, we applied an income approach, specifically a discounted cash flow, or DCF, analysis based on our projected cash flows using management’s best estimates as of the valuation date. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective.

The major assumptions used in calculating the fair value of our ordinary shares using income approach include:

•	Discount Rates. The discount rates listed out in the table below were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•	Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the digital entertainment industry and (ii) their shares are publicly traded in the renowned stock markets, namely United States, Hong Kong and Korea.

•	Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm.

Date	Fair Value per Ordinary share (US$)	Valuation Approach	DLOM	Discount Rate	Type of Valuation
July 12, 2016	2.27	Market Approach—weighted average of transaction price and implied fair value of non-controlling interest	N/A	N/A	Contemporaneous
October 1, 2016	2.14	Market Approach based on implied fair value of non-controlling interest from transaction price	N/A	N/A	Contemporaneous
July 31, 2017	3.66	Income Approach—DCF	20%	14%	Retrospective using contemporaneously prepared cash flow projections
December 20, 2017	4.04	Market Approach based on transaction price which was on a non-controlling basis	N/A	N/A	Contemporaneous

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Share-based compensation relating to Tencent Incentive Plans

Prior to July 2016, certain of the employees associated with Tencent’s online music business in the PRC were granted equity awards pursuant to certain share-based compensation plans of Tencent (collectively, “Tencent Incentive Plans”). In July 2016 after Tencent acquired the control of CMC, Tencent’s online music business in the PRC, together with the associated employees, was transferred to us and, accordingly, the share-based compensation expense arising from such grants was allocated to us and recognized as share-based compensation expense in our consolidated financial statements. Equity awards granted to our employees pursuant to the Tencent Incentive Plans are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to “contribution from shareholder” under equity.

For grant of share options granted to our employees under the Tencent Incentive Plans, the total amount to be expensed is determined by reference to the fair value of the share options granted by using the binomial model.

Assumptions used in such determination of fair value are presented below.

	As of December 31,
	2016	2017
Risk free interest rate	0.69%	1.39%
Expected dividend yield	0.32%	0.33%
Expected volatility range	35%	30%
Exercise multiples	2.5	7
Contractual life	7 years	7 years

The determination of the fair value of share options is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends. These assumptions involve inherent uncertainty. Had different assumptions and estimates been used, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

The fair value of the awarded shares granted to our employees under the Tencent Incentive Plans was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares. The weighted average fair value of awarded shares granted to our employees under the Tencent Incentive Plans during the years ended December 31, 2016 and 2017 was HK$172.56 per share (equivalent to approximately RMB144.25 per share) and HK$271.6 per share (equivalent to approximately RMB227.03 per share).

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of total revenues for the periods presented. Tencent’s acquisition of the control of CMC was completed on July 12, 2016. For a description of this transaction, see “Corporate History and Structure.” As a result, we have consolidated the results of operations of CMC since July 12, 2016.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenues
Online music services	2,144	49.2	3,149	484	28.7
Social entertainment services and others	2,217	50.8	7,832	1,204	71.3

Total revenues	4,361	100.0	10,981	1,688	100.0

Cost of revenues(1)	(3,129)	(71.7)	(7,171)	(1,102)	(65.3)

Gross profit	1,232	28.3	3,810	586	34.7

Operating expenses
Selling and marketing expenses(1)	(365)	(8.4)	(913)	(140)	(8.3)
General and administrative expenses(1)	(783)	(18.0)	(1,521)	(234)	(13.9)

Total operating expenses	(1,148)	(26.3)	(2,434)	(374)	(22.2)

Interest income	32	0.7	93	14	0.8
Other (losses)/gains, net	(13)	(0.3)	124	19	1.1

Operating profit	103	2.4	1,593	245	14.5

Share of net profit of investments accounted for using equity method	11	0.3	4	1	0.0

Profit before income tax	114	2.6	1,597	245	14.5

Income tax expenses	(29)	(0.7)	(278)	(43)	(2.5)

Profit for the year	85	1.9	1,319	203	12.0

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Cost of revenues	10	27	4
Selling and marketing expenses	6	12	2
General and administrative expenses	154	345	53

Total	170	384	59

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 151.8% from RMB4,361 million in 2016 to RMB10,981 million (US$1,688 million) in 2017.

Online music services

Our revenues generated from online music services increased by 46.9% from RMB2,144 million in 2016 to RMB3,149 million (US$484 million) in 2017, mainly driven by (i) increased revenues from paid online music services as a result of higher conversion rate from non-paying users to paying users of our online music services, as well as an enlarged paying user base as a result of consolidation of CMC’s results; (ii) increased revenues generated through sublicensing music content to third parties; and (iii) increased revenues generated from sales of digital music singles and albums.

Specifically, the increased user base and conversion rate to paying users of our online music services was attributable to our continued efforts to expand our licensed music offerings and improve user experience to attract more paying users as well as to the enlarged music library resulting from consolidation of CMC’s results. The increase in our sublicensing revenues was primarily due to increased cost of licensed music content and, to a lesser extent, the increased number of cross-licensing arrangements we entered into with other online music platforms in China.

From the fourth quarter of 2016 to the fourth quarter of 2017, the mobile MAUs of our online music services grew from approximately 589 million to 603 million, and the number of paying users of our online music services grew from approximately 13.5 million to 19.4 million. During the same period, the paying ratio for our online music services grew from 2.3% to 3.2%.

Social entertainment services and others

Our revenues generated from social entertainment services and others increased significantly by 253.3% from RMB2,217 million in 2016 to RMB7,832 million (US$1,204 million) in 2017, mainly driven by (i) an increase in the revenues generated from our online karaoke and live streaming services; and (ii) to a lesser extent, the revenues generated from our music merchandise sales and other music-related services.

Our revenues generated from online karaoke and live streaming services increased primarily due to (i) Tencent’s acquisition of CMC’s live streaming business, which constitutes a majority of our current live streaming service offerings; (ii) the substantial organic growth in our online karaoke user base, as well as increased paying user ratio for our online karaoke services which was primarily driven by the introduction of social networking features on our WeSing mobile app; and (iii) the substantial organic growth in our live streaming user base, which was driven by our enhanced efforts to direct users of our online music services to our live streaming services.

From the fourth quarter of 2016 to the fourth quarter of 2017, the mobile MAUs of our social entertainment services grew from approximately 151 million to 209 million, and the number of paying users of our social entertainment services grew from approximately 4.2 million to 8.3 million. During the same period, the paying ratio for our social entertainment services grew from 2.8% to 4.0%.

Cost of revenues

Our cost of revenues increased by 129.2% from RMB3,129 million in 2016 to RMB7,171 million (US$1,102 million) in 2017, primarily driven by increases in service costs from RMB2,481 million in 2016 to RMB6,142 million (US$944 million) in 2017.

The increase in service costs was primarily due to the increase in license fees and revenue sharing fees. The increase in license fees was mainly attributable to (i) increased music content licensed from music labels and other content partners; (ii) increased market price of music content; and (iii) increased license fees as a result of the consolidation of CMC’s results. The increase in revenue sharing fees from 2016 to 2017 was primarily driven by increased sales of virtual gifts in live streaming services as a result of consolidation of results of CMC which constitutes a majority of our current live streaming services, as well as organic growth in our online karaoke and live streaming businesses in line with revenue growth.

The increase in other cost of revenues from RMB648 million in 2016 to RMB1,029 million (US$158 million) in 2017 was primarily attributable to (i) the consolidation of CMC’s other cost of revenues after

Tencent’s acquisition of CMC; (ii) increased costs associated with bandwidth and cloud services; and (iii) increased costs associated with sales of music-related merchandise.

Gross profit

As a result of the foregoing, our gross profit increased by 209.3% from RMB1,232 million in 2016 to RMB3,810 million (US$586 million) in 2017. Our gross margin increased from 28.3% in 2016 to 34.7% in 2017.

Operating expenses

Our operating expenses increased by 112.0% from RMB1,148 million in 2016 to RMB2,434 million (US$374 million) in 2017.

Selling and marketing expenses

Our selling and marketing expenses increased by 150.1% from RMB365 million in 2016 to RMB913 million (US$140 million) in 2017, which was mainly attributable to the fact that our selling and marketing expenses for the period beginning on January 1, 2016 up to the completion of Tencent’s acquisition of CMC on July 12, 2016 did not include CMC’s selling and marketing expenses for the same period. The increase in our selling and marketing expenses was also driven by increased branding and promotion spending to promote TME as an integrated online music entertainment brand following our consolidation of CMC’s results and the resulting increased spending on user acquisition channels, as well as increased spending on promoting our mobile apps.

General and administrative expenses

Our general and administrative expenses increased by 94.3% from RMB783 million in 2016 to RMB1,521 million (US$234 million) in 2017, which was mainly attributable to the fact that our general and administrative expenses for the period beginning on January 1, 2016 up to the completion of Tencent’s acquisition of CMC on July 12, 2016 did not include CMC’s general and administrative expenses for the same period.

The increase in our general and administrative expenses was also driven by (i) an organic increase in our R&D expenses, which grew from RMB449 million in 2016 to reach RMB797 million (US$122 million) in 2017, as we expanded our R&D personnel to continually improve our product innovation and technology capabilities; (ii) the increase in the amortization of intangible assets, which was primarily because we recorded a higher amortization cost associated with the Kugou and Kuwo platforms operated by CMC in 2017 than in 2016 following our consolidation of CMC’s results of operations; (iii) the increase in professional service expenses, which mainly included legal fees incurred in connection with our copyright protection activities and accounting fees; and (iv) the increase in other general and administrative expenses, mainly including administrative fees and depreciation expenses.

Other (losses)/gains, net

Our other gains, net, was RMB124 million (US$19 million) in 2017, as compared to other losses, net of RMB13 million in 2016. The change was mainly due to (i) a gain on the step-up acquisition of Ultimate Music in the amount of RMB72 million (US$11 million), (ii) increased government grants, and (iii) net foreign exchange gains.

Income tax expense

We had an income tax expense of RMB29 million in 2016 and RMB278 million (US$43 million) in 2017. Our income tax expense in 2016 and 2017 resulted from the net profit position of certain operating entities in the PRC. The increase in our income tax expense from 2016 to 2017 was mainly due to an increase in our income before income tax.

Profit for the year

As a result of the foregoing, our profit for the year increased significantly from RMB85 million in 2016 to RMB1,319 million (US$203 million) in 2017.

Non-IFRS Financial Measure

We use adjusted profit for the year, which is a non-IFRS financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted profit for the year helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our profit for the year. We believe that adjusted profit for the year provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted profit for the year should not be considered in isolation or construed as an alternative to operating profit, profit for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted profit for the year and the reconciliation to its most directly comparable IFRS measure. Adjusted profit for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted profit for the year represents profit for the year excluding share-based compensation expenses, net gains from equity investments, amortization related to intangible and other assets resulting from the acquisitions of CMC and Ultimate Music and impairment provision for investment in associates. The table below sets forth a reconciliation of our profit for the year to adjusted profit for the year for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Profit for the year	85	1,319	203
Adjustments:
Share-based compensation expenses	170	384	59
Net gains from equity investments	(4)	(72)	(11)
Amortization of intangible and other asset arising from business combinations(1)	175	271	42
Impairment provision for investment in associates	—	2	0

Adjusted profit for the year	426	1,904	293

Note:

(1)	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016 and our acquisition of Ultimate Music in 2017, net of related deferred taxes.

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities and contributions from shareholders. As of December 31, 2017, we had RMB5,174 million (US$795 million) in cash and cash equivalents, a significant portion of which were held by our PRC subsidiaries and VIEs and their subsidiaries in China and Tencent Music Entertainment Hong Kong Limited, our wholly-owned subsidiary in Hong Kong. Our cash and cash equivalents consist primarily of bank deposits and highly liquid investments, which have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We collect the majority of our revenues from users who pay in advance.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016 and 2017.

	For the Year Ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	873	2,500	384
Net cash provided by/(used in) investing activities	496	(483)	(74)
Net cash provided by financing activities	1,712	99	15
Net increase in cash and cash equivalents	3,081	2,116	325
Cash and cash equivalents at beginning of the year	—	3,071	472

Exchange losses on cash and cash equivalents	(10)	(13)	(2)

Cash and cash equivalents at end of the year	3,071	5,174	795

Operating activities

Net cash provided by operating activities increased from RMB873 million in 2016 to RMB2,500 million (US$384 million) in 2017. This increase was mainly driven by the increased revenues as our businesses continued to grow, partially offset by increased cost of revenues and operating expenses which was generally consistent with our business growth during the same period.

Net cash provided by operating activities was RMB2,500 million (US$384 million) in 2017. The difference between our profit before income tax of RMB1,597 million (US$245 million) and the net cash provided by operating activities was mainly due to (i) the increase in other operating liabilities of RMB1,051 million (US$162 million) largely due to our overall business growth; (ii) depreciation and amortization of RMB379 million (US$58 million); and (iii) non-cash share-based compensation expense of RMB362 million (US$56 million), partially offset by (i) the increase in account receivables of RMB447 million (US$69 million), which was mainly driven by our overall business growth; and (ii) income taxes paid in an amount of RMB207 million (US$32 million).

Net cash provided by operating activities was RMB873 million in 2016. The difference between our profit before income tax of RMB114 million and the net cash provided by operating activities was mainly due to (i) the increase in accounts payables of RMB315 million, which was mainly due to our overall business growth; (ii) depreciation and amortization of RMB236 million; and (iii) the decrease in other operating assets of RMB193 million, which was generally due to changes in prepayments, partially offset by the increase in accounts receivables of RMB266 million. The increase in accounts receivables was largely due to our overall business growth.

Investing activities

Net cash used in investing activities was RMB483 million (US$74 million) in 2017, which was primarily attributable to (i) settlement of pre-acquisition dividend payables of RMB591 million (US$91 million); (ii) our purchase of property, plant and equipment of RMB75 million (US$12 million); and (iii) our payment for business combination, net of cash acquired, of RMB72 million (US$11 million), in connection with our acquisition of Ultimate Music in 2017, partially offset by (i) net proceeds from short-term investments, which mainly included financial products offered by commercial banks and financial institutions in China, of RMB261 million (US$40 million); and (ii) proceeds from disposal of investments accounted for using equity method of RMB57 million (US$9 million).

Net cash provided by investing activities was RMB496 million in 2016, which was primarily attributable to (i) cash received from CMC in connection with Tencent’s acquisition of CMC of RMB676 million; and (ii) proceeds from short term investments of RMB371 million, partially offset by (i) settlement of pre-acquisition dividend payables of RMB510 million; and (ii) our purchase of property, plant and equipment of RMB41 million.

Financing activities

Net cash provided by financing activities in 2017 was RMB99 million (US$15 million), which was mainly the proceeds we received from the exercise of certain employee share options of RMB79 million (US$12 million).

Net cash provided by financing activities in 2016 was RMB1,712 million, which was primarily attributable to the issuance of our ordinary shares, from which we received proceeds of RMB1,901 million, and deemed return of contributions arising from the carve out of the PRC music business from Tencent for RMB189 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB41 million and RMB77 million (US$12 million), in 2016 and 2017, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2017.

	Payment Due by December 31,
	2018	2019 and Thereafter	Total
	(RMB in millions)
Operating commitment(1)	61	44	105
Content royalties(2)	1,821	3,102	4,923
Capital commitment(3)	4	—	4
Investment commitment(4)	29	23	52

Total	1,915	3,169	5,084

Notes:

(1)	Represents our future minimum commitments under non-cancelable operating arrangements, which are mainly related to leased facilities and rental of bandwidth.
(2)	Represents the minimum royalty payments associated with license agreements to which we are subject.
(3)	Represents commitments for non-cancelable agreements to leasehold improvements.
(4)	Represents commitments to acquire the equity interests in certain entities.

Holding Company Structure

Tencent Music Entertainment Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund; and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing

Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

The table below sets forth the respective revenues contribution and assets of Tencent Music Entertainment Group and its wholly-owned subsidiaries and consolidated VIEs as of the dates and for the periods indicated:

	Total Revenues (1)		Total Assets
	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	As of December 31, 2016	As of December 31, 2017
Tencent Music Entertainment Group and its wholly-owned subsidiaries	31.0%	0.3%	71.9%	66.4%
Consolidated VIEs	69.0%	99.7%	28.1%	33.6%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Percentages exclude inter-company transactions between Tencent Music Entertainment Group and its wholly-owned subsidiaries and the consolidated VIEs.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements and the notes thereto. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign exchange risk

Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

We estimate that we will receive net proceeds of approximately US$            million from this offering and the Assured Entitlement Distribution, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering and the Assured Entitlement Distribution into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017, to a rate of RMB            to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering and the Assured Entitlement Distribution. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017, to a rate of RMB            to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering and the Assured Entitlement Distribution.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and 2017 were increases of 2.1% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to the consolidated financial statements of Tencent Music Entertainment Group included in this prospectus.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by iResearch in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of China’s Online Music Pan-Entertainment Market

China’s music market is still at an early stage of development. According to iResearch, on a per capita basis, while the recorded music market in the U.S. was more than 45 times that of China in 2017, China’s per capita spending on music is expected to more than quadruple between 2017 and 2023. As the consumption patterns of China’s 1.4 billion population continue to evolve, China’s music market is expected to grow rapidly, supported by a secular upswing driven by strict copyright protection, increasing penetration of online music services and consumers’ increasing willingness to pay for music.

Several online entertainment verticals in China have grown to similar maturity levels of monetization relative to developed markets over the past decade. According to iResearch, China became the world’s largest market for online games and the second largest market for online video, in each case as measured by revenues, in 2017. Despite the rapid growth, China’s online music services market remained small in size as compared to more developed economies. China’s online music services paying ratio was only 3.9% in 2017 as compared to 42.7% for a leading global player, according to iResearch.

In China, the paying ratio for online music services is also significantly lower than that of the other online entertainment formats, such as online video (with a paying ratio of 22.5% in 2017) and online games (with a paying ratio of 14.1% in 2017). According to iResearch, in 2017 the average daily time spent per user on online music entertainment was 53.8 minutes, which was generally in line with other forms of online entertainment; however, in 2017 the average revenue per paying user for online music was RMB110, which was substantially lower than that of the other online entertainment formats, such as online video (RMB182) and online games (RMB926). According to iResearch, in 2017 online music services had a per capita spending of RMB2.9, which is relatively lower in comparison to RMB14.8 for online video, RMB164.9 for online games and RMB34.5 for movies.

Key trends driving the growth of China’s online music pan-entertainment market include:

Improved copyright protection environment

China’s music industry has historically been hindered by rampant piracy that has resulted in a lower willingness by consumers to pay for music. For the past decade, the Chinese government has increased its efforts to improve the country’s copyright protection with a goal of encouraging the production of quality music content. Leading online music platforms have also joined such efforts by investing heavily in licensing from copyright owners and building technology to protect music copyright. The copyright protection efforts of the few leading online music platforms in China have made them the partners of choice for major music content partners.

Fragmented music content providers and popularity of long-tail content

China has a more fragmented music content creation and copyright ownership landscape as compared to developed economies. In contrast to the U.S. market where the top music labels have strong market positions,

China provides a more conducive environment for online music platforms. According to iResearch, in terms of the volume of tracks streamed, the top five labels in China had a combined market share of less than 30% in 2017, while the top five labels globally had a combined market share of approximately 85%.

China also has a fast growing market for long-tail, niche music content, including those from aspiring artists, driven by an increasing demand for diversified and personalized online entertainment experiences. Artists also benefit from innovations in online music entertainment formats, such as online karaoke, live streaming, online concerts, curated playlists and digital albums, which give them an efficient way to reach and grow their audience.

The younger generation in China, represented by Generation Z (born between 1990 and 2009), is also a key driving force of the market for long-tail entertainment content. They are generally technology savvy, creative, expressive, and willing to pay for quality content. They are also actively involved in content creation through interactive online platforms, driving both the supply and demand for long-tail music content.

Important role of online music services

The importance of online music services in China is more pronounced compared to the U.S. market, partly due to the fragmentation of content providers. Major online music services that offer a wide array of content have become an attractive platform for both established and aspiring artists, as well as other music content creators to reach target audiences efficiently. Major online music services, in turn, are able to leverage their large user bases and business model innovations to build long-term, mutually beneficial partnership with content providers to reinforce their leadership.

Superior products offered by online music platforms

Online music services in China have experienced intense competition when the ability to differentiate by content was limited due to the widespread piracy. As a result, Chinese online music services tend to be more motivated and capable of offering engaging, social and fun products as compared to their counterparts in developed economies. Major online music platforms have continually made substantial investments in creating superior user experiences through technology and product innovations.

Innovation in music monetization models

Consumer willingness to pay for music content is growing in China and online music platforms have introduced innovative business models to capitalize on the highly social and multi-format nature of music consumption in China. Online music platforms with access to social networks have also developed innovative online karaoke products. They leverage social graphs to connect users with similar music and singing interests, allowing users to express themselves through singing, sharing with friends and sending virtual gifts.

Market Size and Key Segments of China’s Online Music Pan-entertainment Market

China’s online music pan-entertainment market consists mainly of online music services, online karaoke, music-centric live streaming, other online media of music content distribution, as well as online music copyright operations. Online music services, online karaoke and music-centric live streaming are collectively referred to as online music entertainment services. It is also a highly dynamic market which enables Chinese consumers to engage with music in many ways, including music discovering, listening, watching, singing and socializing.

The overall size of China’s online music pan-entertainment market reached approximately RMB33.0 billion in terms of revenue in 2017, and is expected to grow to RMB215.2 billion in 2023, representing a CAGR of 36.7% from 2017 to 2023, according to iResearch.

Total Revenue of China Online Music Pan-Entertainment Market

Source: iResearch

Ranking of China Online Music Entertainment Apps by Mobile MAUs in the First Quarter of 2018

Source: iResearch

Key segments of China’s online music pan-entertainment market include:

Online music services

Online music services represent paid music services in China where users pay for music through a combination of membership subscriptions and digital music purchases.

Overall market size of China’s online music services reached approximately RMB4.4 billion in terms of revenue in 2017, is expected to grow to RMB36.7 billion in 2023, representing a CAGR of 42.7% from 2017 to 2023, according to iResearch.

Total Revenue of China’s Online Music Services Market

Source: iResearch

China’s online music services have seen strong growth momentum in recent years, driven by increasing consumer spending on membership subscriptions and digital music, which in turn was attributable to the improved copyright protection. Between 2013 and 2017, the online music paying ratio in China increased from 0.4% to 3.9% and is expected to reach 28.7% in 2023. Currently, a large portion of online music streaming services revenue are generated through the download-based fee model, where users are allowed to download a certain number of songs over a specified period. Online music platforms have been exploring paid-streaming fee models which provide significant growth potential for the industry in the near future.

Paying Ratios of China’s Online Music Services vs. Online Video

Source: iResearch

Online karaoke and music-centric live streaming services

Online karaoke and music-centric live streaming has been gaining popularity in China, driven by the engaging user experiences and a large base of music talents and users who enjoy sharing their music performances with others. The overall size of China’s online karaoke and music-centric live streaming services reached approximately RMB22.0 billion in terms of revenue in 2017 and is expected to grow to RMB130.5 billion in 2023, representing a CAGR of 34.6% from 2017 to 2023, according to iResearch.

Revenues from online karaoke and music-centric live streaming services in China are generated primarily through sales of virtual gifts, as well as premium memberships that entitle paying users to various additional privileges.

Total Revenue of China’s Online Karaoke and Music-centric Live Streaming Market

Source: iResearch

Karaoke singing has long been a popular way of enjoying music in China, and online karaoke services have accumulated a significant user base. The advent of online karaoke allows users to sing and perform, socialize in online singing communities and share their performances with friends and others who share common music interests.

According to iResearch, on a per capita basis, the U.S. offline music performance market is approximately 43 times that of China in 2017, as live performances in China have historically been less accessible. The discrepancies in music performance consumption are expected to converge, mainly driven by music-centric live streaming performances. Live streaming is an iconic phenomenon in China’s online entertainment market. Fans show appreciation primarily by sending virtual gifts to popular live streaming performers. Additionally, driven by young generations’ strong demand for interactive experience and diverse content offerings, online performances on live streaming platforms in China have increased in number and popularity, demonstrating a higher growth potential than offline live performance market.

Other online media for music content distribution

Other online media for music content distribution covers those offering music-related video, audio and news content such as short and long-form video platforms, radio platforms, news feed and utility apps (other than online music streaming service platforms and online karaoke and music-centric live streaming platforms). Advertising represents the primary monetization model for this segment.

Overall market size of China’s other online media for music content distribution reached approximately RMB4.5 billion in terms of revenue in 2017, and is expected to grow to approximately RMB34.3 billion in 2023, representing a CAGR of 40.4% from 2017 to 2023, according to iResearch. The main catalysts for growth in this segment include growing user demand for music content across different media formats and efforts undertaken by diversified online platforms to capture user mindshare with rich content offerings.

Total Revenue of Other Online Media for Music Content Distribution Market

Source: iResearch

Online Music Copyright Operations

Online music copyright operations is another segment with strong potential that can also unlock the value of online music content through multiple avenues. This segment involves original music copyright licensing, sublicensing of music content, licensing of music related content generated from talent shows and live performances produced by online platforms, and the adaptation of online music content in the creation of derivative entertainment products such as musicals and movies.

The overall market size of China’s online music copyright operations reached approximately RMB2.2 billion in terms of revenue in 2017 and is expected to grow to RMB13.7 billion in 2023, representing a CAGR of 36.1% from 2017 to 2023, according to iResearch.

Total Revenue of Online Music Copyright Operations Market

Source: iResearch

BUSINESS

Our Mission

Our mission is to use technology to elevate the role of music in people’s lives, by enabling them to create, enjoy, share and interact with music.

Overview

Music is a universal passion. No matter who we are, or where we are from, we all have our favorite songs, albums or artists. We love good music because it can inspire, uplift, motivate and enrich our lives. Music reaches us in deeply personal ways and connects us with each other through engaging, social and fun experiences.

With over 1.4 billion people, China has a massive audience with a growing demand for music entertainment. Until recently, the music industry in China was relatively underdeveloped and highly fragmented largely due to deficiencies in copyright protection. Piracy was rampant. People didn’t see the value of paying for music. Spending on music entertainment in China has been relatively low. According to iResearch, on a per capita basis, while the recorded music market in the U.S. was more than 45 times that of China in 2017, China’s per capita spending on music is expected to more than quadruple between 2017 and 2023, demonstrating tremendous growth potential.

We are pioneering the way people enjoy online music and music-centric social entertainment services. We have demonstrated that users will pay for personalized, engaging and interactive music experiences. Just as we value our users, we also respect those who create music. This is why we champion copyright protection — because unless content creators are rewarded for their creative work, there won’t be a sustainable music entertainment industry in the long run. Our scale, technology and commitment to copyright protection make us a partner of choice for artists and content owners.

Our Platform

We are the largest online music entertainment platform in China, operating the top four music mobile apps in terms of mobile MAUs in the first quarter of 2018. Our platform features online music services, online karaoke social community and live streaming of music performances under our flagship brands QQ Music, Kugou, Kuwo and WeSing. Our platform is an all-in-one music entertainment destination that allows users to engage with music in many ways, including discovering, listening, singing, watching and socializing.

We have worked tirelessly to build a vibrant and fast-growing music platform with the following elements:

•	Users. With over 800 million total unique MAUs in the first quarter of 2018, our massive user base covers the full spectrum of user demographics in China. Our users are highly engaged, with each daily active user on average spending over 70 minutes per day on our platform in the first quarter of 2018.

•	Products. We develop and operate a portfolio of products that are engaging, social and fun. Our products allow users to discover and listen to music, sing and perform, as well as watch music videos and live music performances in a seamless and immersive way. With different music entertainment services fully integrated into one platform, users don’t just listen to music on our platform – after listening to a song, they may be inspired to sing that song and share the performance with friends or want to watch a live performance of the same song by a popular live streaming performer.

•	Content. We have China’s most comprehensive library of music content in recorded and live, audio and video formats. We have the largest music content library with over 17 million tracks from over 200 domestic and international music labels, as of March 31, 2018. We also offer a broad range of video content, such as music videos, live and recorded concerts and music shows. In addition, hundreds of millions of users have shared their singing, short videos, live streaming of music performances, comments and music-related articles on our platform.

•	Data and technology. The scale and engagement of our user base generate extensive data that we use to develop innovative products that best cater to user preferences and enhance user experience. We have also developed technology that can monitor and protect copyrighted music, which empowers our artists and content partners to promote their music and protect their creative work.

•	Monetization. We have innovative and multi-faceted monetization models that mainly include paid subscriptions, sales of digital music, virtual gifts and premium memberships. They are seamlessly integrated with our products and services in a way that enhances user experience. Our strong monetization capability supports our long-term investments in content, technology and products. It also allows us to attract more content creators and transform China’s music entertainment industry.

We have achieved growth and profitability at scale. Our revenue increased by 151.8% from RMB4,361 million in 2016 to RMB10,981 million (US$1,688 million) in 2017. We had RMB85 million and RMB1,319 million (US$192 million) of profit for the year in 2016 and 2017, respectively. In 2016 and 2017, we reported adjusted profit for the year of RMB426 million and RMB1,904 million (US$293 million) respectively, representing a growth rate of 346.9%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measure.”

Our Strengths

We have developed an innovative business model with fundamental strengths that positions us for continued leadership.

Largest online music entertainment platform in China

We are the largest online music entertainment platform in China, with over 800 million total unique MAUs in the first quarter of 2018. Our QQ Music, Kugou Music, Kuwo Music and WeSing apps are the top four music mobile apps in China by mobile MAUs in the first quarter of 2018.

Superior products creating engaging, social and fun user experience

We offer a comprehensive suite of music entertainment products to let users engage interactively with music by discovering, listening, singing, watching and socializing.

•	Our online music services, QQ Music, Kugou Music and Kuwo Music, enable users to discover and listen to music in personalized ways. We provide a broad range of features for music discovery, including music search and recommendations, music ranking charts, playlists, official music accounts and digital releases. We also offer comprehensive music-related video content including music videos, live performances and short videos.

•	Our online karaoke social community, primarily WeSing, enables users to have fun by singing and interacting with friends, with most activities taking place between users already connected on Weixin/WeChat or QQ. Each day, millions of users come to our platform to share what they have sung and to discover their friends’ performances. They can also sing duets with celebrities or other users, have a karaoke party in our virtual singing rooms, challenge each other in online sing-offs and request songs for artists or other users to sing live.

•	Our music-centric live streaming services, primarily Kugou Live and Kuwo Live, provide an interactive online stage for performers and users to showcase their talent and engage with those who are interested in their performance.

Our platform integrates these products seamlessly to enable users to immerse themselves in the music they love. Users who hear a song on our platform may be inspired to sing that song and share the performance with friends, or watch a live stream of someone performing that song.

China’s most comprehensive music library and strong relationships with content partners

We had over 17 million tracks licensed from over 200 domestic and international music labels, including through master distribution and licensing agreements with Sony Music Entertainment, Universal Music Group and Warner Music Group, as of March 31, 2018. Our comprehensive music library caters to a broad range of user preferences, covering both popular chart-topping music and niche content across multiple genres and languages. Content owners consider us to be a partner of choice as we offer them access to China’s largest online music user base, work closely with them on copyright protection and provide them with diverse monetization opportunities.

Our music content is complemented by a vast library of user-generated content including millions of online karaoke songs, short videos, live streaming of music performances, user comments and music-related reviews and articles. This content further expands the breadth of our music content offering, enhancing our user experience and engagement. We’ve also created an online stage for everyday performers to become professional artists.

As a result, we’ve developed a virtuous cycle of value creation—our comprehensive and differentiated music content attracts more users and enhances their engagement, which in turn allows us to offer a growing and more engaged audience for our content partners, who then provide us with wider access to content on more attractive terms.

Extensive data and industry-leading technology

We combine extensive data and industry-leading technology to provide superior user experiences and drive user engagement.

Our data and powerful AI technology allow us to provide music content that best matches users’ preferences. We offer hundreds of proprietary sound effects that bring superior user listening experience, such as our industry-leading QQ Music SuperSound, Kugou Viper and WeSing SuperVoice sound effects that we developed ourselves. Our proprietary music recognition technology allows our apps to identify songs by playing a sample of a song track. Our technology also makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

We also leverage technology to help our content partners protect copyright. For example, our real-time content monitoring system scans our platform as well as other online music platforms to detect potential copyright infringement.

Innovative and proven monetization capabilities to capture the significant demand for music entertainment

Our innovative and multi-faceted monetization models allow us to drive the growth of our platform, while promoting the development of the online music industry in China. We derive revenues primarily from online music services and music-centric social entertainment services.

•	Our online music services primarily include paid subscriptions and digital music sales. We have transformed the online music industry in China by being the first company of scale to successfully deploy a paid music model. Our paying user base grew from approximately 15.3 million in the first quarter of 2017 to 22.3 million in the first quarter of 2018. We had a paying ratio of 3.6% in the first quarter of 2018, which is still very low compared to the paying ratios of online games and video services in China and other online music services globally as quoted by iResearch, which indicates significant growth potential.

•	Music-centric social entertainment services primarily include virtual gift sales and premium memberships, both of which are seamlessly integrated into the comprehensive user experience offered by our social entertainment services. For example, users can send virtual gifts to show appreciation to those who share their karaoke or live performances, providing performers with an effective channel to interact with their fans and an attractive way to monetize their performance. Our social entertainment paying user base grew from approximately 6.2 million in the first quarter of 2017 to 9.6 million in the same period in 2018, and the paying ratio was 4.3% in the first quarter of 2018, demonstrating significant growth potential.

Significant synergies with Tencent

We enjoy significant synergies with Tencent, our controlling shareholder, which further strengthen our competitive advantages. Tencent is a leading provider of internet value added services in China, offering a broad range of internet services, including communications and social, online games, digital content, online advertising, mobile payment, mobile utilities and other services. We benefit from unique access to Tencent’s massive user base, representing China’s largest online social community, with 1,040 million MAUs of Weixin and WeChat combined and 806 million MAUs of QQ in the first quarter of 2018, which facilitates the organic growth of our user base.

The integration between Tencent’s social graphs and our platform enables us to deliver a superior user experience and increase user engagement. Tencent has strategically invested in a variety of content. It has built the largest digital content platforms in online video, online literature, and online music in China, developing strong synergies with each platform. For example, WeSing users can enjoy the recorded performances of their Weixin/WeChat and QQ friends and interact with them on our platform. In return, our users and their content enrich Tencent’s ecosystem. In addition, we also benefit from opportunities to collaborate with other platforms in the Tencent ecosystem. For example, we have the unique opportunity to co-produce Tencent Video’s music talent shows, which enables us to promote our brands, drive user stickiness and expand our music content.

Pioneering and visionary management team

With extensive experience and leading industry knowledge, our management team are pioneers in the online music entertainment industry in China, leading product innovation, spearheading music copyright protection and building an extensive licensed online music library in China. They have built strong partnerships with industry participants and been recognized by industry and government organizations. Their success is demonstrated by our track record of strong user base growth, our sustained online music content leadership, and our success in leading the industry toward a paid music business model.

Our Strategies

We seek to lead the development of a vibrant music entertainment economy in China, creating long-term value for users, artists and content partners.

Relentlessly innovate and develop superior products

We aim to relentlessly innovate our products and services to further drive user engagement across our platform. We will further invest in product development to fulfill users’ evolving social and entertainment needs and develop more ways for users to discover and enjoy music, interact with each other and have fun. We will continue to enhance the personalized experience we offer to attract users and drive their engagement.

Reinforce our content leadership

We plan to expand both popular and long-tail music content offerings to reinforce our content leadership, as well as continue to widen our variety of content formats, including music talent shows, live events, music videos, short videos and podcasts. Leveraging our data and technology, we have insights into what users want, which shapes our focused content acquisition strategy and enables us to expand our content library cost-effectively. We will continue to attract more users to contribute user-generated content across different content formats.

Be the partner of choice

We strive to extend and deepen our collaboration with partners upstream and downstream in the value chain to strengthen our product offerings, enrich our content and drive user engagement. We plan to continue to work with domestic and international music labels to license music that our users love. We will continue to cooperate with producers of music talent shows to enrich our content library, attract more users and increase the user engagement. We also plan to invest alongside our content partners to explore new content formats. In addition, we intend to offer more live music events, which we believe will help cultivate aspiring artists, stimulate interactions between users and artists and lead to the cross selling of our online music services.

Make our products ubiquitous in everyday life

We want to make music a part of our users’ everyday lives, whether relaxing at home, driving or playing sports. We plan to continue to introduce great products and services that can be integrated into other smart devices such as television, smart speakers, headphones and internet connected automobiles to offer efficient and seamless music entertainment services to complement our existing mobile-based music entertainment platform.

Grow our paying user base and develop new monetization models

We aim to drive user engagement by continuing to offer a great music entertainment and social user experience. As engagement increases, we believe that monetization will follow. We’re a strong believer that users will pay to enjoy music if you make great products that offer seamless integration with other premium and interactive functions. We believe that the low paying ratios of our online music and social entertainments services represents significant potential when compared to developed markets.

We will continue to invest to grow our paying user base while exploring other monetization models that we believe are complementary to our overall user experience.

Our Value Propositions to Users, Artists and Content Partners

Through the use of technology, we allow users to discover music to enjoy by themselves or together with others. We have been an industry pioneer, focused on promoting and sustaining a healthy industry environment by rewarding content creators and rights owners for their creative work and protecting intellectual property rights. We believe our efforts to empower and encourage creativity have made us a partner of choice for artists and content partners.

We offer music fans a unique experience:

•	Fun and engaging. We are an all-in-one online music entertainment destination. Our products allow users to enjoy and interact with music dynamically and in different ways. Users can discover and listen to music, sing songs and perform, as well as watch music videos and live music performances, seamlessly immersing themselves in a complete music experience. Moreover, they can enjoy the experience with friends and in a variety of different settings. For example, users listening to a song may be inspired to sing that song and share the performance with friends or be attracted to watch a live performance of the same song by a popular live streaming performer.

•	Content-rich. Content is the foundation of our platform. We have the largest library of music content in China across a multitude of genres and formats produced by performers ranging from professional artists to people who love to sing.

•	Personalized. Personalization is one of the features that users love, and it improves with increased usage. Our platform accumulates extensive data, allowing us to better understand our users’ tastes and preferences. Our technology analyzes this data to improve user engagement with content and experiences that we believe they will love.

•	Social. Music fosters and encourages social interaction. Our products and services were designed with social interaction specifically in mind. We allow users to engage with their friends, other users and even performers and artists. Moreover, in addition to direct social interaction, we make sharing easy. Users can share what they listen to, what they create and what they think, across multiple online social channels.

We empower artists and content partners and help them create music and find their audience:

•

Reach. Artists and content creators can reach nearly the entire online music audience of China through our platform. As an essential partner to both professional artists and other performers, we facilitate the discovery and sharing of their music and introduce them to our music labels and content partners. We also provide a platform from which they can reach and interact with their fans.

•	Monetization and rights protections. We are the largest licensee of copyrighted music of China. We actively protect the value of the works of millions of content creators and reward them for their creativity. As an industry leader, we promote broader industry awareness and recognition of copyright protection. Through innovative monetization models, we help increase the value of these works over time. Content creators are motivated to continue to create and share on our platform.

•	Empowering content creators. We lower the barrier for people to create music, facilitating discovery of their work by audiences across China. Our curation, recommendation and marketing capabilities help bring artists and fans together.

•	Data and technology. Our technology and data insight help artists optimize their performance to create more unique, exciting and inspiring content that truly resonates with fans. Our analytical tools for artists assess data including user demographics, geographical locations and song performance data.

Our Brands and Products

We have four major product brands—QQ Music, Kugou, Kuwo and WeSing—through which we provide online music and music-centric social entertainment services to address the diverse music entertainment needs of music audiences in China.

Our products provide users with access to a comprehensive suite of service offerings, allowing them to listen, sing, watch and share music in a number of different ways and in a variety of settings. Users can access these products through both mobile and PC as well as through in-car and smart, in-home entertainment systems.

Social interactions are deeply integrated in our products and highly complementary to the core music experience. Moreover, they help generate a strong network effect across our platform that enhances our user experience, engagement and retention. As a result, we are able to encourage music listeners to become singers and performers, and vice versa. As an illustration, a user who listens to a song on QQ Music frequently sings the same song on WeSing and then shares the performance with friends on Weixin/WeChat or QQ, which in turn attracts their friends to download the WeSing app.

The following table summarizes the key attributes of our major product brands.

Brands	Key Attributes
QQ Music	Leading online music services with nationwide popularity that offer a comprehensive music library and a broad range of music-related video content, with a focus on popular artists and leading mainstream hits for younger music fans in top-tier cities in China, providing a platform for initial and exclusive releases of digital music to promote interactions between fans and artists and develop a music fan economy centered around popular artists

Kugou

Pioneer and leader in online music entertainment industry with nationwide popularity and the broadest user base in China, recognized as a preferred destination for users to discover music content trending on the internet via:

•  Kugou Music, leading online music services offering a comprehensive set of entertainment features, with a mass market focus and strong user penetration in lower-tier cities in addition to top-tier cities

•  Kugou Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

Kuwo

Comprehensive online music entertainment services with a large user base in Northern China:

•  Kuwo Music, online music services with a focus on selected genres and segments, such as DJ mixes and children’s songs, to cater to users’ diverse tastes

•  Kuwo Live, a music-centric live streaming platform where users can watch live streaming of music performances, concerts, music variety shows in an interactive and engaging setting

WeSing	Largest online karaoke social community by mobile MAUs with nationwide popularity, offering unique social networking features that enable users to express themselves by sharing their singing performances and interacting with friends, singers and other users with similar interests in various online social settings

Unique Online Music Entertainment Experience

While music can be enjoyed alone, it is inherently social—it has the unique power to bring people together, creating a bond between our users when they listen, sing or watch together with their friends or other fans. This is why we have built not just a music streaming platform, but a broader community for music fans to create, share, discover, participate, connect and have fun doing it.

Our music entertainment services span a number of use cases that are complementary to one another in terms of user experience and engagement. We cater to the varying needs of users through our flagship products. The following are screenshots of each of our mobile apps.

Online Music Services

We deliver our online music services primarily through QQ Music, Kugou Music and Kuwo Music, each of which has attracted a large and avid user base.

We make listening to music simple and fun through discovery and personalization:

•	Listening experience.

•	Personal homepage. Users have their own personal homepages where they can manage their playlists and access recently downloaded and/or streamed music content. It also provides various functions, such as following artists, purchasing subscription packages, tracking activity data and changing app themes. The following screenshots illustrate the key features of our personal homepage.

•	Experience-enhancing music player. We offer various functions to enhance user experience, such as sound quality upgrading, shuffle play, day/night modes and music caching. We have also developed hundreds of sound effects that fit different songs, environments, moods and output devices. Our cloud-based services enable users to synchronize their playlists on different devices. The following screenshot illustrates the key features of the music player on the QQ Music mobile app.

•	Music discovery. Users can discover music through a comprehensive range of features and services we offer:

•	Search. Users can discover content through our powerful search engine. They can search music content across playlists, rankings, artists and genres. The following screenshots illustrate our search functions.

•	Personalized recommendations. Using our algorithm and multi-dimensional data insights and metadata on our users’ music tastes, we recommend music to users as part of their search as well as through daily songs, new songs, music radios and users’ favorite songs based on what they listen to. Users can also customize their recommendation sources. As we expand our content library, we continue to improve our knowledge about music and our users’ preferences by refining our music metadata tagging. This allows us to further enhance our music discovery and recommendation capabilities. The following screenshots illustrate our personalized recommendation functions.

○	Music ranking charts. Leveraging our leading position in the industry, we have compiled a variety of music ranking charts across different genres and languages that are widely recognized by fans,

artists and other industry participants. Our music ranking charts help users discover the latest, trendy music and help artists increase exposure and measure success. The following screenshots illustrate examples of our music ranking charts.

○	Playlists. We offer playlists covering a wide variety of genres, themes, languages and moods. Our playlist offerings include curated playlists created by our music editorial team, machine-generated playlists supported by our AI capabilities, and user-generated playlists. We also encourage users to create their own playlists to share, thereby further amplifying their exposure within our online music community. The following screenshots illustrate examples of our playlists.

○	Official music accounts. Users can subscribe to their favorite official music accounts operated by both established and aspiring artists, columnists and other music industry key opinion leaders. Through their official music accounts, owners can upload and share songs, videos, literature, photos and other music-related content. The following screenshots illustrate the key features and content of our official music accounts.

•	Social experience. Our platform delivers a superior and uniquely social music experience. Users can share their songs or playlists via Weixin/WeChat or QQ and other major social platforms. While listening to a song, users can interact with others listening to the same song by posting and exchanging comments. They can also create their own lyrics posters and share them with friends. Additionally, we provide users with various exciting ways to interact with their favorite artists, particularly in connection with digital album releases on our platform. These all enable users to stay connected with their friends and family through music, to discover music that is trending around them and to share music with those they care about. This in turn allows us to gain more data insight to improve music discovery and recommendations on our platform. The following screenshots illustrate the key features of our social tools.

Music-centric Social Entertainment Services

We offer users simple and entertaining ways to sing, watch and socialize on our platform, whether it is with a friend, a group of friends, or other users on our platform. Our music-centric social entertainment services include online karaoke social community and live streaming of music performances.

Online Karaoke Social Community

Karaoke singing is a popular way of enjoying music in China, whether at a weekend party, a family event or a simple social gathering.

This is why we introduced our online karaoke social community in 2014—to make it easier for users to sing and have fun with friends. Our online karaoke social community is a platform for users who want a simple stage to share their love of music and singing, or a springboard to launch their careers as the stars of tomorrow.

We deliver online karaoke services primarily through WeSing, China’s largest online karaoke social community in terms of mobile MAUs in the first quarter of 2018, as well as the “Sing” functions on Kugou Music and Kuwo Music. We currently offer millions of karaoke songs covering a broad range of genres, and we continue to review and update our karaoke song library to keep it fresh, current and popular.

Users can sing along from our vast library of karaoke songs and share their performances, either in audio or video formats, with friends, mostly with users already connected on Weixin/WeChat or QQ. Karaoke songs recorded by users significantly augment our user-generated music content library.

The screenshots below illustrate the key features of our WeSing mobile app’s interface and functions.

WeSing has functions and features designed to drive user engagement, social interaction and entertainment, including:

•	Singing features. Users can record their karaoke songs in audio and video formats. They can not only sing along, but also sing duets with celebrities or other users and then make a complete song to share with their friends. Users also receive a system-generated assessment of their performance which helps them continue improving their singing. In addition, users may edit recordings of karaoke songs with a large selection of special audio and visual effects, or record songs at offline mini-KTV booths and share their performances online.

•	Singing timeline. Users can organize and display their singing performances into a timeline, which enables them to shape their music performance in a personal narrative that is organized chronologically. Users can also choose to add comments and photos to their singing timelines, and control with whom each piece of content is shared. Once a song is shared on one’s timeline, other users can give comments and likes, share the song and send virtual gifts to the singer to encourage social interactions.

•	Virtual karaoke rooms. Users can create virtual singing rooms and invite their friends or others to join an online karaoke party anytime and anywhere. In a singing room, users can sing and interact with each other by voice and text chatting, sending virtual gifts, rating each other’s performance and holding sing-offs for most likes and gifts.

•	Online singing groups. Users can discover and join a larger online singing group of people sharing common music interests. Online singing groups provide users with a great way to create online music communities, meet new like-minded friends, improve their singing performances and have fun socializing online.

•	Live performance. Users can stream their singing performance through interactive live streaming sessions where users can interact with others by chatting, rating each other’s performance and giving virtual gifts.

•	Value-added services. While users may access our basic karaoke functions free of charge, they can also purchase virtual gifts to send to their favorite singers and subscribe for premium memberships that come with value-added functions, such as higher soundtrack resolution, additional app themes and access to vocal singing tutorial programs.

Live Streaming of Music Performances

Live music performances provide a different fan experience than recorded content. They can be extremely exciting, exhilarating and engaging. Through technology, online live streaming has become a preferred entertainment alternative with huge and rapidly growing market potential to cater to millions of China’s music fans.

This motivated us to provide a forum for performers to express themselves, share their creative work and for fans to enjoy a completely different, interactive, music entertainment experience.

We offer live streaming of music performances primarily through the “Live Streaming” tab on Kugou Music, Kuwo Music and WeSing, as well as through Kugou Live and Kuwo Live. Professional artists and other performers alike can stream their singing and other performance to a vast online audience, fostering a vibrant online social music entertainment community.

Our live streaming content features a broad range of performance categories such as singing, instrument playing and DJ performances by both professional artists and other performers.

Our live streaming platforms cultivate an engaging and interactive environment for both the live streaming performers and the audience to create, discover, socialize and have fun together, mainly featuring the following:

•	Music-centric. Most of our live streaming users also use our online music or online karaoke services. Our data analytics and AI technology enable us to provide recommendations of relevant live streaming content based on what our users are listening to or singing on our platform. For example, when a live streaming performer on Kugou Live performs a song, a message bubble pops up instantaneously on Kugou Music notifying users listing to the same song. This allows users to seamlessly access this performer’s live streaming sessions on Kugou Live.

•

Social functions. Our social functions make everyone a part of the show. Performers and users interact in various formats, such as voice & text chatting, video chatting, rating the performer’s performance and sending virtual gifts. We also rank popularity of performers by value of virtual gifts. This validates and rewards good performances and lets the user base know what others enjoy, driving user engagement and stickiness. At any time during a live streaming session, users may choose to follow the performer to receive notifications of future performances.

•	Sing-offs. Live streaming performers can engage in a variety of real time singing and performance contests against each other to boost their popularity and rankings. Users can vote for and send virtual gifts to their favorite performers.

•	Song requests. Users can request to have a favorite song performed in exchange for a virtual gift.

•	Music events and talent shows. To further diversify our live streaming content offerings, we live stream concerts performed by professional artists as well as music events, music variety shows and fan meetings on our live streaming platforms to allow our users to support and interact with their favorite artists through various ways including online audience voting.

Below are screenshots of live streaming sessions showing the above-mentioned features.

We encourage our live streaming performers to sing and engage in other music performance on our platform. Our live streaming platform becomes a large stage for performers to cultivate their fan base and easily access attractive revenue opportunities, enabling them to develop their artist image and pursue their goals of becoming popular artists.

Live streaming performers include aspiring performers and ordinary people who want to share their music. We also have professional artists perform on our platform to further diversify our content offering and drive user retention.

We seek to establish and maintain stable, mutually beneficial relationships with live streaming performers. In particular, as part of our content strategies, we nurture promising live streaming performers and help them grow their fan base and make a living from their performances. We provide them with performance training and promotion support to increase their exposure. Our platform further provides a unique way for live streaming performers to interactively engage with their fans and reach a larger potential fan base and to raise their profile in the industry.

For those live streaming performers who become popular, we can assist them to release new singles and albums, enriching our comprehensive music content offerings and attracting more traffic to both of our music and live streaming services, thus creating a strong network effect that drives user engagement and stickiness on our platform.

Live streaming performers are required to enter into a cooperation agreement with us. Some agreements contain provisions that require the performer to live stream exclusively on our platform, typically with a one- to three-year term. We have a revenue sharing model in which the performers (and their talent agency, if applicable) share a percentage of the virtual gift sales generated from their live streams. We also own the relevant intellectual property rights of the live streaming content they create.

Other Music Services

We offer other services to drive user traffic, deepen user engagement and increase monetization. Such services primarily include (i) sales of music-related merchandise, including Kugou M1 headset, smart speakers, WeSing karaoke microphones and Hi-Fi systems, (ii) services that help smart device and automobile makers to build and operate their branded music services on their devices and vehicles and (iii) online music event ticketing services.

Our Content

We are dedicated to building the most comprehensive and up-to-date library covering our users’ favorite music content across both genre and format.

Our Diverse Music Content Library

We offer a diverse range of professional as well as user-generated recorded and live music content across various formats. This content generally spans five different types:

•	Songs. Largest music library in China, with over 17 million tracks as of March 31, 2018:

○	Features songs performed by both established and aspiring artists in China and around the world.

○	Represents a variety of themes such as latest top hits, all internet hits, time favorites and movie soundtracks.

○	Covers a broad range of music genres, including pop, rock, indie, hip hop, R&B, classical, jazz and electronic music in various languages including Mandarin, Cantonese, English, Korean and Japanese.

○	Categorized by listening habits, settings and moods, such as workout, travel, study and work, relaxation and many more.

•	Live streaming of music performances. Professional artists along with aspiring and other performers stream music and other performances in real-time to our online audiences. These live streams allow users to experience and enjoy live music performances and interact with the performers in a variety of ways. Additionally, we offer live streaming of more professionally organized online concerts and music events for more established artists.

•	Recorded video. Various recorded music-oriented video content, such as full-length music videos, short video clips, behind-the-scenes footage, artist interviews, music-focused variety shows and music awards shows.

•	Karaoke songs. Millions of online karaoke songs and the related user comments, which further expand the breadth of our music content offering, enhancing our user experience and engagement.

•	Reviews and articles. We supplement our music content offerings through an enormous library of reviews and articles about music, artists and fans, written or curated by our in-house editorial team. We place links in the articles to the featured music to provide users with even more choices of content.

Our Content Strategies

Partnering with Music Labels and Leading Industry Players

Currently, we focus on licensing top hits and premium content from major domestic and international music labels for a broad audience base. All the tracks that we license from music labels are generally available to users across our different products. See “—Content Sourcing Arrangements.”

Given the reach of our platform and our ability to help users discover music, we have become one of the most preferred and effective ways for music labels and professional artists to gain exposure to and gauge the popularity of their music with their audience base. Over the years, we have developed long-term relationships with a broad range of music labels including major domestic and international labels that provide us unique opportunities to collaborate on new album releases, music events and other initiatives. For example, we collaborate with established artists and major music labels to promote and release digital albums for distribution to our massive user base.

Additionally, we are continually diversifying across content type and format on our platform. For example, given our reach and understanding of China’s music audience, we have successfully co-produced music talent shows in collaboration with third parties such as Produce 101 ( ), which premiered on Tencent Video and attracted billions of video views. These productions help reinforce our brand as a leading online music entertainment platform.

Cultivating Aspiring Artists

We are not just a platform for established artists but also one for discovering and cultivating rising music talent. We provide opportunities for newer generations of aspiring artists to fulfill their singing ambitions by supporting them in areas such as marketing, promotion, monetization and career training. We are proud to have helped promote the singing careers of many new music stars who got their start on our platform. We also work closely together with music labels to identify and cultivate aspiring artists from the large base of content creators on our platform.

We identify aspiring artists through a number of different ways on our platform. On our online karaoke and live streaming platforms, we allow aspiring artists to create a personalized artist profile, reach the broadest audience in China, access attractive monetization opportunities and produce and promote their digital albums.

Additionally, we launched the “Tencent Musician Program” in 2017, an online service for selected aspiring artists to upload original music content to our platform that can be streamed and downloaded by users on our platform.

Fostering User Content Creation

To further extend the breadth of our content offerings, we allow users to upload content in the forms of karaoke songs, live streaming performance, short- and long-form videos and other formats of music-related content. This user-generated music content engages users further and enhances their experience, both as content creators and as the audience.

We promote user-generated content in similar manners as with our licensed content. We leverage our data analytics and AI technologies to recommend content generated by karaoke singers and live streaming performers to our users to help increase their exposure. We further use our proprietary music audio recognition system to identify qualified user-generated original soundtracks and make them easily accessible on our platform.

Case Study

One prominent example of how we helped an aspiring performer reach a nationwide audience is young pop star Ada Zhuang ( ). Ada started out as a talented singer on our live streaming platform. A few months later, she released her debut album on Kugou Music. Since then, Ada has released over 200 songs that have won numerous music awards. Her popularity continued to grow through concerts held across China. A single released by Ada in October 2015 has since then been played over three billon times on our platform. A live streaming session hosted by Ada on our platform in 2018, where she performed her debut album, recorded a peak viewership of over 100,000, and more than one million copies of the album were sold within just one month of release. She often surpassed established artists to land on top spots of Kugou’s music ranking charts, and has amassed over 4.3 million followers on our platform, far more than her followers on any other online platforms.

How We Generate Revenue

We generate revenue primarily from online music services and social entertainment services and others.

Online Music Services

Paid Music

Currently, we offer users subscription packages across our QQ Music, Kugou Music and Kuwo Music products to download our licensed music content. Our basic subscription packages are priced at RMB8 per month for a fixed amount of downloads per month and unlimited “ad-free” streaming of our music content offerings. Users can also subscribe for our premium memberships at RMB15 per month to access a range of additional features and privileges including additional personalized app themes, more sound effects that enhance listening experiences, video downloading, unlimited playlist storage and faster streaming and download speed. Our users can also download single music titles and music albums on a paid on-demand basis. Our paying subscribers are also entitled to participate in various special release and other music events organized by us.

We will continue to explore alternative subscription models and products, such as streaming-based fee models, to maximize the conversion and monetization potential of our user base.

Content Sublicensing

We sublicense certain of our licensed music content to other online music platforms in accordance with the terms of the relevant license agreements. We sublicense such music content to other online music platforms at a fixed rate for a fixed period of time that falls within the original exclusive license period.

Advertising

We offer various advertising services across our platform, which accounted for a small portion of our revenues in 2016 and 2017. Our advertising offerings mainly include industry standard banner ads of various sizes and placements on the interfaces of our platform; and full-screen display ads that automatically appear when a user opens our mobile apps.

Social Entertainment Services and Others

We generate revenues from online karaoke and live streaming services primarily from sales of virtual gifts to users. Users are attracted to our online karaoke and live streaming platforms primarily by engaging music performances from our online karaoke singers and live streaming performers. We also encourage users to send virtual gifts to interact with live streaming performers, karaoke singers and other users. Purchase and use of these virtual gifts provide a way for users to participate in online karaoke and live streaming, which drives user engagement and stickiness. We believe we are still at an early stage of monetization with significant potential for future growth.

In addition to virtual gift sales, we also generate revenue from online karaoke and live streaming services by selling premium memberships. For online karaoke, they include higher soundtrack resolution and access to video clips of vocal tutorials. For live streaming, these privileges include enhanced status and visibility when users interact with live streaming performers and other users. In addition, selected live streaming performers can produce and sell their own digital albums through our platform if they share a portion of their revenues with us. Revenues generated on our platform are shared with our karaoke singers and live streaming performers or their agents, typically based on a percentage of the revenue generated from the sales of virtual gifts attributable to their performance.

Moreover, we generate revenues from sales of music-related merchandise, including our Kugou M1 headsets, smart speakers, WeSing karaoke microphones and Hi-Fi systems.

Branding, Marketing and Sales

The focus of our marketing efforts is to further strengthen our brands, including QQ Music, Kugou, Kuwo and WeSing, and to expand our entertainment ecosystem to connect more users, artists and content providers. We aim to deliver best-in-class entertainment content and services in order to garner strong word-of-mouth referrals and enhance our brand recognition.

We primarily rely on word-of-mouth referrals and benefit from our strong brands to attract users to our platform. We also engage in diverse marketing campaigns both online and offline to enhance brand awareness. Specifically, our marketing campaigns increase platform traffic through search engine marketing and social media. Moreover, we host or participate in various forms of music-related events and activities to further boost our brand recognition, such as cooperation with established artists, singing competitions, TV and internet music talent shows, music festivals, campus campaigns, artist tours and fan events, to enhance our brand recognition.

We continue to implement new technologies, introduce new features and tools, as well as improve user experience in order to encourage users to access our platform more frequently and for longer periods of time, and ultimately to increase their spending on our platform. We also use direct marketing tools deployed through our platform interfaces to convert our users into paying users.

Content Sourcing Arrangements

Content is the foundation of our platform. We license from, and pay royalties to, the following major rights holders to obtain the vast majority of the music content offered on our platform.

•	Music labels and music copyright owners

○	We have strong partnerships with a wide range of music labels and other copyright owners. As of March 31, 2018, we licensed musical recording rights and/or musical composition rights underlying music content on terms ranging from one to three years from over 200 domestic and international music labels, including through master distribution and licensing agreements with Sony Music Entertainment, Universal Music Group and Warner Music Group in China.

○	We pay for music labels for licensed music content based on a minimum guaranteed licensing fee and revenue-sharing incentive royalties. Under such fee arrangements, the amounts of minimum guaranteed licensing fees and incentive royalties depend on factors including the type of content, the popularity of the performers, as well as our relationships with the licensors. Payments under the licenses are generally made in installments throughout the duration of the licenses.

○	We have long-term arrangements with several online music platforms in China to cross-license our respective licensable or sub-licensable rights in musical works.

•	Individual artists. We also enter into licenses with individual artists or their agencies to bring a broader and more diverse content offering on our platform.

•	User-generated content. User-generated content from live streaming performers (and their agencies, if applicable) is covered by revenue-sharing arrangements. We are entitled to the intellectual property rights of the live streaming content they create. In addition, users uploading user-generated content on our platform typically agree to grant us the associated copyright of such content. For additional details concerning our copyright protection with respect to user-generated content, see “—Copyright Protection” and “Risk Factors—Risks Relating to Our Business and Industry—We allow user-generated content to be uploaded on our platform; if users have not obtained all necessary copyright licenses in connection with such uploaded content, we may be subject to potential disputes and liabilities.”

•

Music Copyright Society of China (“MCSC”). [We [have a framework agreement] with the MCSC, a music collective copyright organization in China, for an initial term of [    ] years which automatically renews for [    ] year upon the expiration of the initial term. The primary purpose of our agreement with the MCSC is to secure the copyright with respect to musical compositions and lyrics underlying our music content that is not covered by our licensing agreements with music labels and music copyright owners. Under such agreement, we are granted the right to distribute through the internet the musical compositions and lyrics managed by the MCSC. The current license fee we pay to the MCSC equals to a specified minimum guaranteed amount plus a percentage of revenues generated from the licensed music content (net of certain costs). In the event of any copyright dispute or claims regarding music content covered by our agreement with the MCSC, the MCSC undertakes to negotiate with, or pay compensation to, such third-party right owners.]

Copyright Protection

We are committed to copyright protection and we strive to continue playing a leadership role in improving China’s music copyright environment.

We take various measures to ensure content offered on our platform does not infringe upon copyright of third parties. Once it is licensed, we closely monitor copyrighted content on our platform for compliance with the scope of the licenses and to otherwise attempt to detect and remediate infringement of third-party copyrights on our platform in a timely manner. We also seek additional contractual protection from the agreements between us and the content creators or licensors, including the MCSC. For example, we typically require the licensors to represent in the licensing agreement that they have the legitimate right to license the content and require them to indemnify us for losses arising from any claims of infringement or violation of laws and regulations. With respect to user-generated content, we also rely on the safe harbor provision for online storage service providers under PRC copyright laws and regulations, and have adopted measures intended to minimize the likelihood that we may be held liable for copyright infringement as a result of distributing user-generated content on our platform. Such measures include (i) requiring users to acknowledge and agree that they will not upload or perform content which may infringe intellectual property rights, (ii) restricting users on our blacklists from uploading content, and (iii) implementing “notice and take-down” policies to be eligible for the safe harbor exemption for user-generated content.

We also actively enforce our rights against third-party platforms that infringe upon our content rights, using a combination of human and machine monitoring to detect unauthorized use of copyrighted content on other online music platforms. More specifically:

•	Monitoring. Leveraging our advanced audio fingerprinting technology and massive data base, we are able to continually screen and identify infringing content displayed on third-party online music entertainment platforms in China.

•	Enforcement of Our Rights. When our system identifies an infringing use of our content on a third-party platform, our system automatically generates an alert email to our legal and copyright protection department, which promptly serves a takedown notice to the infringing platforms requesting that the infringing content be removed. Following the takedown notice, our legal and copyright protection department will review the relevant evidence and initiate the removal procedures to ensure timely removal of infringing content, and they may also file complaints with the National Copyright Administration and content providers or initiate legal proceedings.

•	Follow-up. Once a takedown notice is served or a legal proceeding initiated, our copyright system starts to track the relevant platforms to check if the infringing content has been timely removed.

Content Monitoring

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. We leverage our technology to implement procedures to monitor and remove inappropriate or illegal content from our platform. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

We are focused on the monitoring and screening of user-generated content. We require live streaming performers and users to register on a real-name basis to upload content to our platform and require them to agree not to distribute content in violation of any third-party rights or any applicable laws or regulations. In particular, we monitor the live streaming sessions and online karaoke performances delivered on our platform using a combination of human and machine screening.

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify the content that is illegal, improper or may otherwise be found objectionable by the PRC government. See “Risk Factors—Risks Related to Our Business and Industry—The content available on our platform may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.”

Other Intellectual Property

In addition to copyright in our music content, other intellectual property is also critical to our business. We rely on a combination of patent, copyright, trademark and trade secret laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. As of December 31, 2017, we have applied for the registration of 1,443 patents, among which 622 patents have been registered with the State Intellectual Property Office. One of our patents has been recognized with the Nineteenth China Patent Award by the State Intellectual Property Office. As of the same date, we have applied for 1,318 trademarks, among which 1,067 had been registered with the Trademark Office of the State Administration for Industry & Commerce. We had also registered 259 software copyright with the Copyright Protection Center of the PRC. Our “ ” (Kugou) trademark has been recognized as a well-known trademark by the Beijing Higher People’s Court.

Despite our efforts to protect ourselves from infringement or misappropriation of our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property in violation of our rights. In the event of a successful claim of infringement against us, or our failure or inability to develop non-infringing intellectual property or license the infringed or similar intellectual property on a timely basis, our business could be harmed. See “Risk Factors—Risks Related to Our Business and Industry—Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results and financial condition” and “—Failure to protect our intellectual property could substantially harm our business, operating results and financial condition.”

Technology and Data Capabilities

Technology

We focus on continually improving our technology to deliver superior user experience and enhance our operating efficiency. Over the years, we have been innovating and improving our technologies to help users discover and enjoy content and help artists find their target audience and realize greater value.

We have a large dataset and we devote substantial resources to analyzing data in order to obtain useful insights into our users’ music entertainment and social behaviors. We believe our technology will allow us to better understand and respond to user preferences, deliver a superior user experience, and further differentiate our services from our competitors.

•	Search and discovery engines. We provide users with a personalized music entertainment experience by leveraging our powerful music search and discovery engines. Our advanced algorithms improve the accuracy and relevance of our search results. In addition, we have developed various user functions including machine-generated playlists and intelligent recommendations of related music content to deliver a highly personalized music discovery experience.

•	User-experience enhancements. We offer a variety of sounds effects to enhance our users’ listening experience. Our award-winning proprietary sound effects, such as QQ Music SuperSound, Kugou Viper and WeSing SuperVoice sound effects, not only bring superior sound quality and best-in-class listening experience to users, but also foster a large, growing online community for them to share user feedback about our sounds effects. In addition, we provide various special visual effects and camera filters for users recording videos on our platform. Our proprietary music recognition technology allows our apps to identify songs by listening to a sample of a track. Our technology also makes our products a part of everyday life, such as our QQ Music Running Station that recommends music to match a jogger’s running tempo.

•	Content monitoring. Our technology is also essential in helping our artists and label partners protect their copyright and ensuring the integrity of our platform. For example, our video recognition technology enables us to effectively monitor live streaming for content violations and copyright protection purposes. We have also developed an effective copyright infringement monitoring system that is able to detect potential copyright infringement by other music platforms or our users.

User Data Security and Privacy

We believe data security is critical to our business operation because data is the foundation of our competitive advantages. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Our People

Our employees are caring, talented, creative and open. Our employees love music and developing technology to allow people to interact with music in innovative ways. We believe creativity and innovation is core to our corporate culture, which allows us to attract highly talented professionals.

We had 2,361 and 2,406 full-time employees as of December 31, 2016 and 2017, respectively. Substantially all of our employees are based in China. The following table sets forth the number of our full-time employees as of December 31, 2017.

Function	Number of employees
Research and development	1,505
Content management	277
Sales and marketing	367
Management and administration	257

Total	2,406

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Competition

We face competition for users and their time and attention primarily from NetEase Music and other online music providers in China. We also face competition from online offerings of other forms of content, including karaoke services, live streaming, radio services, literature, games and video provided by other social entertainment services. We compete to attract, engage and retain users based on a number of factors, such as the diversity of content, product features, social interaction features, quality of user experience, brand awareness and reputation. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in user demands and preferences, license more attractive content, and devote greater resources towards the development, promotion and sale of products than we can. For a discussion of risks relating to competition, see “Risk Factors—Risk Related to Our Business—We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.”

Facilities

Our principal executive offices are located in Shenzhen, China. We also have offices in Beijing and Guangzhou, China. These facilities have an aggregate of approximately 27,743 square meters and currently accommodate our management headquarters, as well as most of our product development, content acquisition and management, sales and marketing, as well as general and administrative activities. Our main IT infrastructure includes internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from major telecommunication companies in China.

We lease all of the facilities that we currently occupy. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

We have been and may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including matters relating to copyright infringement, commercial disputes and competition. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow or results of operations.

PRC REGULATION

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulations on Foreign Investment

Guidance Catalog of Industries for Foreign Investment (2017 Revision)

The Guidance Catalog of Industries for Foreign Investment (2017 Revision), or the Catalog, was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 28, 2017 and became effective on July 28, 2017. The Catalog governs investment activities in the PRC by foreign investors and classifies industries into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures or some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

The businesses of our PRC subsidiaries are mainly value-added telecommunication services, which are in the restricted category. We conduct business operations that are restricted or prohibited to foreign investment through our variable interest entities, or VIEs.

Regulations on Value-Added Telecommunication Services and Internet Content Services

Licenses for Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its counterparts at provincial level prior to its commencement of operations.

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, which was issued as an attachment to the Telecom Regulations and updated in February 21, 2003 and December 28, 2015, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

Pursuant to the Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses.

Pursuant to the Administrative Measures on Internet Information Services (2011 Revision), promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which mean providers of information or services to internet users with charge, shall obtain a

VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within the PRC.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, each of Guangzhou Kugou and Beijing Kuwo holds a valid ICP License, while Tencent Music Shenzhen intends to apply for the ICP License.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the Ministry of Information Industry (currently known as the MIIT), or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. Furthermore, under the MII Circular, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Regulations on Transmitting Audio-Visual Programs through the Internet

On December 20, 2007, the MII and the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, jointly issued the Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-Video Program Provisions defines “internet audio-video program services” as producing, editing and integrating audio-video programs, supplying audio-video programs to the public via the internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing internet audio-video programs services must obtain an Audio and Video Service Permission, or AVSP. Applicants for the AVSP shall be state-owned or state-controlled entities unless an AVSP has been obtained prior to the effectiveness of the Audio-Video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-Video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying internet audio-video program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs and other media contents used as internet audio-video programs shall comply with applicable administrative regulations on programs transmitting through radio, movie and television channels. Entities providing services related to internet audio-video programs shall immediately remove the audio-video programs violating laws and regulations, keep relevant records, report to relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by SAPPRFT on March 10, 2017, classifies internet audio-video programs into four categories: (I) Category I internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of internet films/dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of the audio-video programs uploaded by internet users; and (IV) Category IV internet audio-video program service, including (a) re-broadcasting of the radio or television program channels; and (b) re-broadcasting of internet audio-video program channels.

On May 27, 2016, the SAPPRFT issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that the mobile internet audio-video program services shall be deemed a type of internet audio-video program services. Entities approved to provide mobile internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT.

On November 4, 2016, the State Internet Information Office issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations, which came into effect on December 1, 2016. According to the Online Live Streaming Regulations, when providing internet news information services, both online live streaming service providers and online live streaming publishers must obtain the relevant licenses for providing internet news information service and may only carry out internet news information services within the scope of their AVSPs. All online live streaming service providers (whether or not providing internet news information) must take certain actions to operate their services, including establishing platforms for monitoring live streaming content.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid AVSP. As their AVSPs do not include the scope of providing mobile internet audio-video program services, Guangzhou Kugou and Beijing Kuwo plan to update their respective AVSPs to address this issue. Tencent Music Shenzhen may be required to obtain an AVSP. See “Risk Factors—Risks Related to Our Business and Industry—China’s internet and music entertainment industries are highly regulated. Our failure to obtain and maintain requisite licenses or permits applicable or to respond to any changes in government policies, laws, or regulations may materially and adversely impact our business, financial condition, and results of operation.”

Regulations on Production and Operation of Radio and Television Programs

On July 19, 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid License for Production and Operation of Radio and TV Programs as required by the Radio and TV Programs Regulations.

Regulations on Online Publication

Publishing activities in China are mainly supervised and regulated by the SAPPRFT. On February 4, 2016, the SAPPRFT and the MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services, or the Online Publishing Regulations, which came into effect on March 10, 2016. The Online Publishing Regulations define “online publications” as digital works that are edited, produced, or processed to be published and provided to the public through the internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audio-visual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. Under the Online Publishing Regulations, internet operators distributing online publications via internet are required to obtain an Online Publishing Service Permit from the SAPPRFT.

Each of Guangzhou Kugou, Beijing Kuwo and Tencent Music Shenzhen plans to apply for the Online Publishing Service Permit.

Regulations on Internet Culture Activities

Pursuant to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture on February 17, 2011 and amended on December 15, 2017, internet culture activities include: (i) production, reproduction, import, release or broadcasting of internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the internet for spreading); (ii) distribution or publication of cultural products on internet; and (iii) exhibitions, competitions and other similar activities concerning internet culture products. The Internet Culture Provisions further classifies internet cultural activities into commercial internet cultural activities and non-commercial internet cultural activities. Entities engaging in commercial internet cultural activities must apply to the relevant authorities for an Online Culture Operating Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate internet culture activities as well as levying penalties including administrative warning and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Currently, each of Guangzhou Kugou, Beijing Kuwo, and Shenzhen Ultimate Music holds a valid Online Culture Operating Permit, while Tencent Music Shenzhen is in the process of applying for the Online Culture Operating Permit.

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued the Circular on Strengthening the Administration of Online Game Virtual Currency, or the Virtual Currency Circular. The Virtual Currency Circular requires businesses that (a) issue online game virtual currency (in the form of prepaid cards or pre-payment or prepaid card points), or (b) offer online game virtual currency trading services, to apply for approval from the Ministry of Culture through its provincial branches. Businesses that issue virtual currency for online games are prohibited from offering services of trading virtual currency, or vice versa. Any company that fails to file the necessary application for approval of the Ministry of Culture will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Virtual Currency Circular, online games virtual currency trading service provider refers to business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Circular further requires an online game virtual currency trading service provider to comply with relevant e-commerce regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. The Virtual Currency Circular regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery, betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency trading services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. In addition, the Online Game Measures promulgated in June 2010 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency trading services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for their users for at least 180 days. On December 1, 2016, Ministry of Culture released the Circular on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of Ministry of Culture’s approval and filing requirements.

Each of Guangzhou Kugou and Beijing Kuwo holds a valid Online Culture Operating Permit covering the issuance of virtual currency. We issue different virtual currencies and prepaid tokens to users on our platform for them to purchase various virtual gifts to be used in live streaming or online game platforms; however, our service does not constitute virtual currency trading services because users may not transfer or trade virtual currency among themselves.

Regulations on Online Music

On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music service provider must obtain an Online Culture Operating Permit. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music services providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2016 Revision) was promulgated by the State Council and put into effect on February 6, 2016. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. Currently, each of Guangzhou Kugou and Beijing Kuwo holds a valid Commercial Performance License.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulations), or the SAIC, issued the Interim Measures on the Administration of Online Advertising, or the SAIC Interim Measures, which came into effect on September 1, 2016. The Advertising Law and the SAIC Interim Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the SAIC Interim Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

Regulations on Internet Security

On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks on December 16, 1997 and amended it on January 8, 2011, which prohibits using internet to leak state secrets or to spread socially destabilizing content.

On December 13, 2005, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the internet, which requires that internet services providers shall have the function of backing up the records for at least 60 days. Also, internet services providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the internet web addresses and Intranet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

On January 21, 2010, the MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications services providers and internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the division and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case such violation is not duly rectified.

Regulations on Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the telecommunications regulatory authority.

On December 28, 2012, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss.

In July 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users, or the Regulations on Network Information Protection, effective on September 1, 2013, to enhance and enforce legal protection over user information security and privacy on the internet. The Regulations on Network Information Protection require internet operators to take various measures to ensure the privacy and confidentiality of users’ information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which came into effect on June 1, 2017. Pursuant to the Cybersecurity Law, network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents; (d) taking measures such as data classification, and back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered.

Regulations on Infringement upon Intellectual Property Rights via Internet

The Tort Liability Law of the PRC, which was adopted by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. If the online service provider fails to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that should have not been incurred if the online service provider took proper actions; and (iii) where the online service provider is aware that online users are infringing upon the civil right or interest of third party and fail to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

Regulations on Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is also a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The Copyright Law of the PRC, adopted in 1990 and revised in 2001 and 2010, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will be generally conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. For a piece of music works, it may involve the copyright of lyricist and of composers, which are collectively referred to as the “musical composition rights” elsewhere in this prospectus, and the copyright-related interests of recording producers and of performers, which can be collectively referred to as the “musical recording rights” elsewhere in this prospectus.

The copyright holders may license other to exercise, or assign all or part of their economic rights attaching to their works. The license can be made on an exclusive or non-exclusive basis. With a few exception, an exclusive license or an assignment of copyright should be evidenced in a written contract.

Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on actual loss or income made by an infringer.

The Provisional Measures on Voluntary Registration of Works, promulgated by the National Copyright Administration on December 31, 1994 and effective on January 1, 1995, provides for a voluntary registration system as administered by the National Copyright Administration and its local counterparts.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the State Council on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (2013 Revision).

The Measures for Administrative Protection of Copyright Related to Internet, which were jointly promulgated by the National Copyright Administration and the MIIT on April 29, 2005 and became effective on

May 30, 2005, provide that upon receipt of an infringement notice from a legitimate copyright holder, an internet content service provider must take remedial actions immediately by removing or disabling access to the infringing content. If an internet content service provider knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the internet content service provider could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended in 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings.

National Copyright Administration

The Copyright Law provides that holders of copyright or copyright-related rights may authorize a collective copyright management organization to exercise their copyright or copyright-related rights. Upon authorization, the collective copyright administration organization is entitled to exercise the copyright or copyright-related rights in its own name for the holders of copyright or copyright-related rights, and participate as a party in court or arbitration proceedings concerning the copyright or copyright-related rights. On December 7, 2013, the State Council promulgated the Regulations on Collective Administration of Copyright, or the Collective Administration Regulations (2013 Revision). The Collective Administration Regulations clarified that the collective copyright management organization is allowed to (i) enter into license agreement with users of copyright or copyright-related rights, (ii) charge royalty from users, (iii) pay royalty to holders of copyright or copyright-related rights, and (iv) participate in court or arbitration proceedings concerning the copyright or copyright-related rights. Pursuant to the Collective Administration Regulations, performance right, filming right, broadcasting right, rental right, information network dissemination right, reproduction right and other rights stipulated by the Copyright Law which are hard to be exercised effectively by the right holders may be collectively administrated by a collective copyright administration organization. Foreigners and stateless persons may, through an overseas collective copyright management organization having a mutual representation contract with the collective copyright management organization in China, authorize the collective copyright management organization in China to manage copyright or copyright-related rights in China. The aforesaid mutual representation contract means a contract under which the collective copyright management organization in China and its overseas peers authorize each other to conduct collective copyright administration within their respective home countries or regions. In 1992, the National Copyright Administration and Chinese Musicians Association jointly established the Music Copyright Society of China.

Trademark

According to the Trademark Law of the PRC, adopted in 1982 and subsequently amended in 1993, 2001 and 2013, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the National People’s Congress adopted the Patent Law of the PRC, and which was subsequently amended in 1992, 2000 and 2008. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

In China, the administration of PRC internet domain names are mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On May 28, 2012, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC EIT Law, the EIT tax rate of a high and new technology enterprise or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective on January 1, 2008 and amended on January 29, 2016, for each entity accredited as HNTE, its HNTE status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period. Each of Guangzhou Kugou, Beijing Kuwo and Guangzhou Fanxing Entertainment Information Technology Co., Ltd. has been recognized as a HNTE.

Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and most recently amended on February 6, 2016. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated The Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which became effective as of May 1, 2018. According to the Circular on the Adjustment of VAT Rates, relevant VAT rates have been reduced from May 1, 2018, such as: (i) VAT rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; (ii) VAT rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

As of the date of this prospectus, our PRC subsidiaries and consolidated affiliated entities are generally subject to VAT rates of 3%, 6% or 16%.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

General Rules

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account or foreign currency such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate government authorities is required.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. The SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the banks designated by the foreign exchange authority instead of SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 which was issued by the SAFE on March 30, 2015 and effective from June 1, 2015, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Investment

The Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37 and became effective on July 4, 2014 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Pursuant to the SAFE Circular 13, PRC residents or entities can register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

An amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Employee Stock Incentive Plan

SAFE issued the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to the SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

We and our executive officers and other employees who are PRC citizens or non-PRC citizens residing in China for a consecutive period of not less than one year and have been granted awards will be subject to these regulations upon the completion of this offering. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

In addition, the State Administration of Taxation has issued certain notices concerning employee share options and restricted shares. Under these notices, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries are required to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Employment and Social Welfare

Employment

The Labor Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009, the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employers are also prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations.

Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC promulgated by the National People’s Congress of the PRC on October 28, 2010 and became effective on July 1, 2011, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall be only paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees.

According to the Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. Employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and the Guiding Opinions of the Anti-Monopoly Bureau of the Ministry of Commerce on the Declaration of Concentration of Business Operators (2014 Revision) require that the anti-monopoly agency under the State Council shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

Pursuant to the Measures for Declaration of Concentration of Business Operators and the Measures for Examination and Approval of Concentration of Business Operators promulgated by the Ministry of Commerce in November 2009, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicles controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. While the application of the M&A Rules remains unclear, our PRC counsel, Han Kun Law Offices, has advised us that based on its understanding of current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs given that (i) our PRC subsidiaries were directly established by us as wholly foreign-owned enterprises and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors—Risks Related to the ADSs and This Offering—The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.”

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Tong Tao Sang	45	Chairman
Cussion Kar Shun Pang	44	Chief Executive Officer, Director
Zhenyu Xie	43	Co-President, Director
Guomin Xie	44	Co-President, Director
Tak-Wai Wong	41	Director
Liang Tang	40	Director
Brent Richard Irvin	45	Director
Haifeng Lin	42	Director
Min Hu	46	Chief Financial Officer
Tony Cheuk Tung Yip	37	Chief Strategy Officer
Linlin Chen	37	Group Vice President, Kugou
Dennis Tak Yeung Hau	43	Group Vice President, QQ Music and WeSing
Lixue Shi	44	Group Vice President, Kuwo
Andy Wai Lam Ng	45	Group Vice President, Copyright Management
Tsai Chun Pan	43	Group Vice President, Ultimate Music

Tong Tao Sang currently serves as the Chairman of our board of directors. Mr. Tong currently also serves as the senior executive vice president of Tencent and the president of the Social Network Group of Tencent. Starting as a technical architect, Mr. Tong led the product development of Tencent’s social network platform, Qzone. Since May 2012, Mr. Tong has been responsible for various product lines of Tencent, including the QQ messaging and Qzone social networking platforms, QQ Music and the Tencent Cloud services. Prior to joining Tencent, Mr. Tong worked for Sendmail, Inc. on the management of the product development of messaging systems. Mr. Tong also previously worked for Oracle Corporation (NYSE: ORCL). Mr. Tong received a bachelor’s degree in computer engineering from University of Michigan and a master’s degree in electrical engineering from Stanford University.

Cussion Kar Shun Pang currently serves as our Chief Executive Officer and has been a member of our board of directors since May 2014. Prior to joining us, Mr. Pang served as a corporate vice president of Tencent and has extensive experience across multiple businesses within Tencent including online games, e-commerce and social networking since 2008. Besides, Mr. Pang served as the head of QQ Music since 2014 and has extensive experience in China’s online music entertainment industry. Prior to joining Tencent, Mr. Pang worked in a number of publicly listed companies in telecommunications, internet and media industries for over a decade. Mr. Pang received a bachelor’s degree in mathematics (honors), business administration and information systems from University of Waterloo.

Zhenyu Xie currently serves as our Co-President and has been a member of our board of directors since April 2014 and is currently responsible for overseeing our Kugou business. Mr. Xie has 17 years of experience in management and operation in online music entertainment industry. He founded SoGua Music in 2001, which was the first digital music search engine in China, and then founded Kugou in 2004. Since then, he has served as the Chief Executive Officer of Kugou, in charge of product development, strategic planning and management. Mr. Xie served as a senior technical engineer from 1998 to 2001 at China Merchants Bank Co., Ltd. and received a bachelor’s degree in computer science from Sun-Yat Sen University.

Guomin Xie currently serves as our Co-President and has been a member of our board of directors since June 2012. He is currently responsible for overseeing our Kuwo business. Mr. Xie founded CMC in 2012, and had subsequently served as the Chairman of the board and the Chief Executive Director of CMC. Prior to founding CMC, Mr. Xie served as the vice president of public relations, general counsel and general manager of SINA Music, a unit of SINA Corporation (NASDAQ: SINA) since 1999. Prior to that, Mr. Xie was an attorney at Jingtian & Gongcheng, a leading PRC law firm. Mr. Xie received a bachelor of laws degree from Peking University.

Tak-Wai Wong has served as a member of our board of directors since July 2016. Mr. Wong currently serves as a managing director with PAG Asia Capital, an affiliate of Pacific Alliance Group. Mr. Wong has also been a non-executive director at Yingde Gases Group Company Limited since 2017. Between 2006 and 2010, Mr. Wong worked at the Hong Kong and Beijing offices of TPG Capital. Between 1999 and 2005, Mr. Wong worked in Morgan Stanley’s investment banking division in Hong Kong, San Francisco and Beijing. Mr. Wong received a bachelor’s degree in business administration and a bachelor’s degree in Asian studies from University of California, Berkeley.

Liang Tang has served as a member of our board of directors since April 2014. Mr. Tang currently serves as president of China Investment Financial Holdings Fund Management Company since 2014. Mr. Tang is also the chairman of China HeFei FoF, the chairman of Zhongde Yangtze Financial Holdings, a founding shareholder of the Hubei Yangtze Industrial Fund, the chairman of China Film CICFH Cinema M&A Fund co-founded with China Film Co. Ltd., the chairman of Asia Culture and Entertainment Croup. Mr. Tang had previously worked as a corporate lawyer at Wilson Sonsini Goodrich & Rosati, headquartered in Silicon Valley. Mr. Tang has established a number of industrial funds, and led investments in internet, entertainment, AI, new energy and environmental protection sectors. Mr. Tang received a bachelor’s degree in law from Peking University, a master’s degree in law from Yale University and Stanford University.

Brent Richard Irvin has served as a member of our board of directors since July 2016. Mr. Irvin joined Tencent in January 2010 and currently serves as a vice president and the general counsel of Tencent. Prior to that, Mr. Irvin worked as a corporate lawyer in Silicon Valley from 2003 to 2009, first at Shearman & Sterling and later at Wilson Sonsini Goodrich & Rosati. Mr. Irvin received a bachelor’s degree in history from Carleton College in 1994, a master’s degree in Asian Studies from Yale University in 1995, and a juris doctorate degree from Stanford Law School in 2003.

Haifeng Lin has served as a member of our board of directors since July 2016. Mr. Lin is currently a non-executive director of China Literature Limited (HKEx: 00772). Mr. Lin has also served as general manager of the merger and acquisitions department of Tencent, since November 2010, and has been an executive director of Huayi Tencent Entertainment Company Limited (HKEx: 00419) since February 2016 and a director of Walnut Street Group Holding Limited since June 2017. From July 2003 to November 2010, Mr. Lin served as a director of Microsoft China. Prior to that, Mr. Lin worked at Nokia China from 1999 to 2001. Mr. Lin received a bachelor’s degree in engineering from Zhejiang University and a master’s degree in business administration from the Wharton School of the University of Pennsylvania.

Min Hu currently serves as our Chief Financial Officer, in charge of our finance and corporate IT functions. Ms. Hu served various controller roles in Tencent’s business groups, including the Interactive Entertainment Group, the Mobile Internet Group, the Social Network Group and the Technology and Engineering Group from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei. Ms. Hu has more than 20 years of comprehensive experience in finance. Ms. Hu is a member of CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

Tony Cheuk Tung Yip currently serves as our Chief Strategy Officer and is responsible for overseeing our strategic development, M&A, investments, investor relations and capital markets activities. Mr. Yip was vice president of Baidu.com Inc. (NASDAQ: BIDU) since September 2015 where he served as the chief financial officer of Baidu’s search business group and Baidu’s head of investments, mergers and acquisitions. Mr. Yip served on the board of directors of Ctrip.com International, Ltd. (NASDAQ: CTRP) from October 2015 to November 2017. Prior to that, Mr. Yip worked at Goldman Sachs since 2007 and served as a managing director in technology, media and telecom investment banking. Mr. Yip has over 16 years of experience originating, structuring and executing corporate transactions including initial public offerings, mergers and acquisitions, divestitures, corporate restructurings, and equity and debt financings. Mr. Yip obtained his bachelor of commerce degree in finance and accounting from University of Queensland in Australia.

Linlin Chen currently serves as our Group Vice President. As one of the founding members of Kugou, Ms. Chen joined Kugou in 2004, responsible for its product operations, sales and marketing, finance, legal affairs, human resources, government relations and others. Ms. Chen holds an EMBA degree from Sun-Yat Sen University. Ms. Chen is the spouse of Mr. Zhenyu Xie, our Co-President and director.

Dennis Tak Yeung Hau currently serves as our Group Vice President, in charge of QQ Music and WeSing. Prior to joining us, Mr. Hau had worked in Tencent for almost 10 years since 2007 as vice general manager of International Business Group and as general manager for Digital Music Department of Social Network Business. Before joining Tencent, Mr. Hau spent over 10 years at Oracle Corporation (NYSE: ORCL), focused on business intelligence, data analysis & research and management of BI products. Mr. Hau received an EMBA degree from Kellogg School of Management, Northwestern University.

Lixue Shi currently serves as our Group Vice President, responsible for Kuwo. Prior to joining TME in November 2002, Mr. Shi served as the assistant general manager of the Online Media Group at Tencent from 2008 to 2012. Prior to that, Mr. Shi was the general manager of Business Objects North China and sales head at SAS Institute China Inc. from 2004 to 2007. Mr. Shi was a senior customer representative and a regional sales manager of IBM China Company Limited from 1998 to 2004. Mr. Shi received a bachelor’s degree in mechanical engineering from Tsinghua University.

Andy Wai Lam Ng currently serves as our Group Vice President responsible for copyright management. Mr. Ng has established strong relationships with our content partners (music labels, publishers and artists) and developed successful business strategies and models in the music industry, which transformed the ecosystem for artist development and fans engagement. Mr. Ng is currently overseeing all business affairs in global licensing as well as managing PR and promotional activities. Prior to joining Tencent, Mr. Ng worked for Nokia, PCCW Limited, American Online Inc and University of Southern California. Mr. Ng received a bachelor’s degree in business administration from University of Southern California.

Tsai Chun Pan currently serves as our Group Vice President, responsible for Ultimate Music, working closely with various smart device and automobile manufacturers. Prior to joining us, Mr. Pan worked as senior director of entertainment services for Nokia from 2005 to 2013, and in 2014 he established Ultimate Music which was acquired by TME in 2017. Mr. Pan received a bachelor’s degree in Japanese studies from SOAS, University of London and a master’s degree in marketing management from Cranfield University.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for [            ] years following the last date of employment.

[We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Board of Directors

Our board of directors will consist of              directors, including              independent directors, namely             , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the [NYSE]/[NASDAQ] generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the [NYSE]/[NASDAQ] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. [None of our directors has a service contract with us that provides for benefits upon termination of service as a director.]

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             , and is chaired by             . We have determined that              satisfy the requirements of [Section 303A of the Corporate Governance Rules of the NYSE]/[Rule 5605(a)(2) of the Listing Rules of the NASDAQ] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that              qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	[reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.]

Compensation Committee. Our compensation committee will consist of              and is chaired by             . [We have determined that              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the NYSE]/[Rule 5605(a)(2) of the Listing Rules of the NASDAQ].] The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	[overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.]

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             , and is chaired by             . [We have determined that              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the NYSE]/[Rule 5605(a)(2) of the Listing Rules of the NASDAQ].] The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NYSE]/[NASDAQ] rules, or otherwise considered desirable and appropriate;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.]

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable [NYSE]/[NASDAQ] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of RMB45.6 million (US$6.8 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

2014 Share Incentive Plan

Prior to Tencent’s acquisition of CMC, CMC adopted an employee share incentive plan on October 22, 2014, or the 2014 Share Incentive Plan. The purpose of the 2014 Share Incentive Plan is to promote the long-term success of the Company and the creation of shareholder value by offering employees, officers, directors and consultants the opportunity to share in such long-term success by acquiring a proprietary interest in the Company. Tencent’s acquisition of CMC in July 2016 constituted a “change of control” for the purpose of the 2014 Share Incentive Plan in which case, pursuant to the 2014 Share Incentive Plan, all the outstanding awards granted thereunder shall be subject to applicable agreement of merger or reorganization. Pursuant to the share subscription agreement entered into by and between CMC and Min River on July 6, 2016 in connection with Tencent’s acquisition of CMC, all the outstanding awards granted under the 2014 Share Incentive Plan shall remain and continue to be subject to the original vesting schedules under such awards and shall not be accelerated.

Under the 2014 Share Incentive Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 101,785,256 ordinary shares. As of the date of this prospectus, options to purchase a total of 57,921,268 ordinary shares are outstanding under the 2014 Share Incentive Plan.

The following paragraphs summarize the terms of the 2014 Share Incentive Plan.

Types of Awards. The 2014 Share Incentive Plan permits the awards of options (including incentive share options and nonstatutory share options), share appreciation rights, share grants and restricted share units, or RSUs.

Plan Administration. The 2014 Share Incentive Plan shall be administered by our board or a committee appointed by the board. Members of any such committee shall serve for such period of time as the board may determine and shall be subject to removal by the board at any time. The board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. With respect to the awards granted to non-employee directors, the board shall administer the 2014 Share Incentive Plan.

Eligibility. Our employees, directors, non-employee directors and consultants are eligible to participate in the 2014 Share Incentive Plan.

Award Agreement. Each award under the 2014 Share Incentive Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the grantees, including any amendments thereto. The provisions of the various award agreements entered into under the 2014 Share Incentive Plan need not to be identical.

Conditions of Award. The plan administrator of the 2014 Share Incentive Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, number of options or shares to be granted, exercise price and form of payment upon settlement of the award.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award shall become vested and exercisable, in full or in part, in the event that a change in control of the Company occurs.

Protection against Dilution. In the event of a subdivision of the outstanding shares of our company, a declaration of a dividend payable in our shares, a declaration of a dividend payable in a form other than shares in an amount that has a material effect on the price of our shares, a combination or consolidation of our outstanding shares (by reclassification or otherwise) into a lesser number of shares, a recapitalization, a spin-off or a similar occurrence, the plan administrator shall make appropriate adjustments to protect the participants from dilution.

Transfer Restrictions. Except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable laws, no awards or interest therein shall be transferred, assigned, pledged or hypothecated by the participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than by will or by the laws of descent and distribution.

Amendment, Suspension or Termination of the 2014 Share Incentive Plan. The 2014 Share Incentive Plan shall terminate on October 22, 2024 provided that our board may amend or terminate the 2014 Share Incentive Plan at any time and for any reason. Any such termination of the 2014 Share Incentive Plan, or any amendment thereof, shall not impair any award previously granted under the 2014 Share Incentive Plan. An amendment of the 2014 Share Incentive Plan shall be subject to the approval of our shareholders only to the extent such approval is required by applicable laws, regulations or rules.

2017 Option Plan

We adopted an employee share incentive plan, or the 2017 Option Plan, on April 15, 2017. The purpose of the 2017 Option Plan is to motivate and reward our employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further the best interests of the Company and our shareholders. Under the 2017 Option Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder is 37,906,988 ordinary shares. As of the date of this prospectus, options to purchase a total of 30,504,643 ordinary shares are outstanding under the 2017 Option Plan, and none of such options had vested and become exercisable.

The following paragraphs summarize the terms of the 2017 Option Plan.

Types of Awards. The 2017 Option Plan permits the awards of options.

Plan Administration. The 2017 Option Plan shall be administrated by the board or the compensation committee of the board, or such other committee as may be designated by the board.

Eligibility. Any employee or any other individual who provides services to us or our affiliates as determined by the plan administrator and holders of options and other types of awards granted by a company acquired by us or with which we combine shall be eligible to be selected to receive an award under the 2017 Option Plan, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Award Agreement. Each award under the 2017 Option Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The provisions of the various award agreements entered into under the 2017 Option Plan need not to be identical.

Conditions of Award. The administrator of the 2017 Option Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of shares to be covered by the awards, exercise price, non-competition requirements, and term of each award.

Acceleration of Awards upon Change in Control. The plan administrator may cause an award to be canceled in consideration of the full acceleration of such award or the grant of a substitute award, in the event that a change in control of our company occurs.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding awards as well as number and types of shares available for future awards to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Option Plan.

Transfer Restrictions. Except as may be permitted by the plan administrator or as specifically provided in an award agreement, no award and no right under any award shall be assignable, alienable, saleable or transferable by a grantee otherwise than by will or by designating a beneficiary following procedures approved or accepted by the plan administrator.

Amendment, Suspension or Termination of the 2017 Option Plan. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2017 Option Plan, the plan administrator may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock exchange, if any, on which the Shares are principally quoted or trade; or (ii) the consent of the affected grantee, if such action would materially and adversely affect the rights of such grantee under any outstanding Award.

2017 Restricted Share Scheme

We adopted a restricted share award scheme, or the 2017 Restricted Share Scheme, on May 17, 2017, which was amended on May 15, 2018. The purpose of the 2017 Restricted Share Scheme is to attract, motivate and reward suitable personnel with a view to achieving the objectives of increasing the value of the Company and aligning the interests of the selected personnel directly to the shareholders of the Company through ownership of equity interests. Under the 2017 Restricted Share Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 43,709,066 ordinary shares. As of the date of this prospectus, a total of 9,690,497 restricted shares are outstanding under the 2017 Restricted Share Scheme.

The following paragraphs summarize the terms of the 2017 Restricted Share Scheme.

Types of Awards. The 2017 Restricted Share Scheme permits the awards of restricted shares.

Scheme Administration. The 2017 Restricted Share Scheme shall be administrated by the board and the management committee established by the board. The board and the management committee may appoint an independent trustee to assist in the administration of the 2017 Restricted Share Scheme.

Eligibility. Any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) consultants, advisers or agents of any member of our group or any entity in which any member of our group holds an equity interest, have contributed or will contribute to the growth and development of the our group or any of our invested entity, to the extent an offer of an award or a receipt of such award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

Grant Letter. Each award under the 2017 Restricted Share Scheme shall be evidenced by a written grant letter issued by the scheme administrator. The grantees are required to confirm their acceptance of the award by returning to the scheme administrator a notice of acceptance duly executed by them within 28 days after the date of grant.

Conditions of Award. The administrator of the 2017 Restricted Share Scheme shall determine the provisions, terms, and conditions of each award including, but not limited to, vesting schedule, number of restricted shares to be granted, exercise price, and term of each award.

Protection against Dilution. In the event of any division or other distribution (whether in the form of cash, shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, the plan distributor may make appropriate equitable adjustments to the outstanding or vested awards, as well as number and types of shares available for future awards, to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2017 Restricted Share Scheme.

Transfer Restrictions. Any award is personal to the grantee to whom it is made and is not assignable and no grantee may in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any other person over or in relation to the restricted shares referable to him pursuant to such award under the 2017 Restricted Share Scheme.

Amendment of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme may be amended in any respect by a resolution of the plan administrator provided that no such amendment may operate to affect adversely any subsisting rights of any grantees under the Scheme unless (i) the written consent of the relevant grantees is obtained; or (ii) the sanction of a special resolution passed at a meeting of the grantees.

Term and Termination of the 2017 Restricted Share Scheme. The 2017 Restricted Share Scheme shall remain valid and effective unless and until being terminated on the earlier of: (i) the 10th anniversary date of the date it was adopted; or such date of early termination as determined by the scheme administrator provided that such termination does not affect any subsisting rights of any grantees.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

	Ordinary Shares Underlying Equity Awards Granted(1)	Exercise Price (US$/Share)(1)	Date of Grant	Date of Expiration
Tong Tao Sang	—	—	—	—
Cussion Kar Shun Pang	*	2.3244	June 16, 2017 and December 20, 2017	June 16, 2027 and December 20, 2027
Zhenyu Xie	*	0.2664	June 1, 2016	June 1, 2026
Guomin Xie	*	0.2664	June 1, 2016	June 1, 2026
Tak-Wai Wong	—	—	—	—
Liang Tang	—	—	—	—
Brent Richard Irvin	—	—	—	—
Haifeng Lin	—	—	—	—
Min Hu	*	2.3244	June 16, 2017 and December 20, 2017	June 16, 2027 and December 20, 2027
Tony Cheuk Tung Yip	*	4.0363	April 16, 2018	April 16, 2028
Linlin Chen	*	0.2664	August 31, 2017	August 31, 2027
Dennis Tak Yeung Hau	*	2.3244	June 16, 2017 and December 20, 2017	June 16, 2027 and December 20, 2027
Lixue Shi	—	—	—	—
Andy Wai Lam Ng	*	2.3244	June 16, 2017 and December 20, 2017	June 16, 2027 and December 20, 2027
Tsai Chun Pan	—	—	—	—

All directors and executive officers as a group	*	0.2664 to 4.0363	Various date from June 1, 2016 to April 16, 2018	Various dates from June 1, 2026 to April 16, 2028

Notes:

*	Less than 1% of our total outstanding shares.
(1)	The number of underlying ordinary shares and exercise prices presented herein have been adjusted to reflect the effect of the 2018 ESOP Adjustments; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation Expense and Valuation of Our Ordinary Shares—Share-based compensation relating to TME Incentive Plans.”

As of the date of this prospectus, our employees other than members of our senior management as a group held options to purchase 63,464,511 ordinary shares, with exercise prices ranging from US$0.000076 per share to US$2.3244 per share (after giving effect to the 2018 ESOP Adjustments).

For discussions of our accounting policies and estimates for awards granted pursuant to the 2014 Share Incentive Plan, 2017 Option Plan and the 2017 Restricted Share Scheme, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation relating to TME Incentive Plans.”

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; [and]

•	each person known to us to beneficially own more than 5% of our ordinary shares[, and]

•	[the selling shareholders.]

We have adopted a dual-class ordinary share structure which will become effective immediately prior to the completion of this offering. All ordinary shares held by              will be redesignated into Class A ordinary shares, and all ordinary shares held by              will be redesignated into Class B ordinary shares.

The calculations in the table below are based on              ordinary shares outstanding as of the date of this prospectus and             ordinary shares outstanding immediately after the completion of this offering, including (i)             Class A ordinary shares to be sold by us [and the selling shareholders] in this offering in the form of ADSs, (ii)             Class A ordinary shares redesignated from ordinary shares held by [            ], and (iii)             Class B ordinary shares redesignated from outstanding ordinary shares held by [            ], assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to this Offering		[Class A Ordinary Shares Being Sold in This Offering]		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	Number	%	Number	%	%***
Directors and Executive Officers:†
Tong Tao Sang	—	—
Cussion Kar Shun Pang	—	—
Zhenyu Xie(1)	142,104,289	4.6
Guomin Xie(2)	115,648,081	3.7
Tak-Wai Wong	—	—
Liang Tang	—	—
Brent Richard Irvin	—	—
Haifeng Lin	—	—
Min Hu	—	—
Tony Cheuk Tung Yip	—	—
Linlin Chen	*	*
Dennis Tak Yeung Hau	—	—
Lixue Shi	*	*
Andy Wai Lam Ng	—	—
Tsai Chun Pan	—	—
All directors and executive officers as a group	265,140,410	8.6
Principal and [Selling] Shareholders:
Tencent(3)	1,769,091,027	57.3
Spotify(4)	282,830,698	9.2
PAG Capital Limited(5)	264,475,860	8.6
China Investment Financial Holdings Fund Management Company Limited(6)	246,106,517	8.0

Notes:

*	Less than 1% of our total outstanding shares.
**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,089,967,945, being the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.
***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
†	Except for Mr. Tong Tao Sang, Mr. Brent Richard Irvin, Mr. Tak-Wai Wong, Mr. Liang Tang and Mr. Haifeng Lin, the business address of our directors and executive officers is 17/F, Malata Building, Kejizhongyi Road, Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Tong Tao Sang, Mr. Brent Richard Irvin and Mr. Haifeng Lin is Tencent Building, Kejizhongyi Road, Hi-tech Park, Nanshan District, Shenzhen, 518057, China. The business address of Mr. Tak-Wai Wong is AIA Central, 1 Connaught Road Central, Hong Kong. The business address of Mr. Liang Tang is Building C08, Chuangye Road, Wuqing Development Zone, Tianjin, 301701, China.
(1)	Represents 142,104,289 ordinary shares held by Marvellous Mountain Investments Limited, a British Virgin Islands company wholly owned by Mr. Zhenyu Xie.
(2)	Represents 115,648,081 ordinary shares held by Guomin Holdings Limited, a British Virgin Islands company wholly owned by Mr. Guomin Xie.
(3)	Represents (i) 1,622,720,645 ordinary shares held by Min River Investment Limited, a company incorporated in British Virgin Islands, which is beneficially owned and controlled by Tencent; (ii) 4,955,033 ordinary shares held by Mega Wing Holding Limited, a company incorporated in the Cayman Islands and beneficially owned by Tencent; and (iii) 141,415,349 ordinary shares, or 50% of the 282,830,698 ordinary shares held of record by Spotify AB. The voting power of such 141,415,349 ordinary shares held of record Spotify AB is vested with Tencent pursuant to the Spotify Investor Agreement and the Tencent Voting Undertaking; therefore Tencent is deemed to beneficially own such ordinary shares. The registered address of Min River Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The registered address of Mega Wing Holding Limited is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 282,830,698 ordinary shares held by Spotify AB, a company incorporated in Sweden, which is beneficially owned and controlled by Spotify Technology S.A. (NYSE: SPOT). Tencent has the right to exercise the voting power over, and holds an irrevocable proxy with regard to, these ordinary shares held of record by Spotify AB pursuant to the Spotify Investor Agreement. See “Description of Share Capital—Spotify Investor Agreement.” The registered address of Spotify AB is Regeringsgatan 19, 111 53 Stockholm.
(5)	Represents (i) 235,369,521 ordinary shares held by PAGAC Music Holding II Limited, a company incorporated in Cayman Islands; and (ii) 29,106,339 ordinary shares held by PAGAC Music Holding II LP, a limited partnership incorporated in Cayman Islands. PAGAC Music Holding II Limited and PAGAC Music Holding II LP are controlled by PAG Capital Limited. The registered address of PAGAC Music Holding II Limited is Floor 4, Willow House, Cricket Square, PO Box 2804, Grand Cayman, KY1-1112, Cayman Islands. The registered address of PAGAC Music Holding II LP is c/o International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.
(6)	Represents (i) 77,707,885 ordinary shares held by CICFH Group Limited, a company incorporated in British Virgin Islands; (ii) 53,584,552 ordinary shares held by China Investment Corporation Financial Holdings, a company incorporated in Cayman Islands; (iii) 45,747,203 ordinary shares held by CICFH Music Investment Limited, a company incorporated in British Virgin Islands; (iv) 37,176, 984 ordinary shares held by Pan Asia Venture Group Limited, a company incorporated in British Virgin Islands; (v) 14,012,376 ordinary shares held by Green Technology Holdings Limited, a company incorporated in British Virgin Islands; and (vi) 17,877,517 ordinary shares held by Hermitage Green Harbor Limited, a company incorporated in Hong Kong. CICFH Group Limited, China Investment Corporation Financial Holdings, CICFH Music Investment Limited, Pan Asia Venture Group Limited, Green Technology Holdings Limited and Hermitage Green Harbor Limited are beneficially owned and controlled by China Investment Financial Holdings Fund Management Company Limited. The registered address of CICFH Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of China Investment Corporation Financial Holdings is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The registered address of CICFH Music Investment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Pan Asia Venture Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Green Technology Holdings Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The registered address of Hermitage Green Harbor Limited is Room 1501, Grand Millennium Plaza (Lower Block), 181 Queen’s Road Central, Hong Kong.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders. Upon the completion of this offering, Tencent will remain our controlling shareholder.

RELATED PARTY TRANSACTIONS

Transactions with Tencent

We have a business cooperation agreement with Tencent since July 2016 when Tencent acquired CMC, which will expire on July 12, 2018. We intend to enter into a new business cooperation agreement with Tencent, which became effective upon execution. See “Our Relationship with Tencent.”

In December 2017, (i) we issued 282,830,698 ordinary shares to Spotify AB (a wholly-owned subsidiary of Spotify Technology S.A., or Spotify), and (ii) Spotify, in exchange, issued 8,552,440 ordinary shares (after giving effect to a 40-to-one share split of Spotify’s ordinary shares) to TME Hong Kong. In connection with its acquisition of our ordinary shares, Spotify agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions described elsewhere in this prospectus. We held an approximately 2.5% equity interest in Spotify immediately following the Spotify Transactions. See “Corporate History and Structure.”

In connection with the Spotify Transactions, on December 15, 2017, an Investor Agreement was entered into by and among Spotify, TME, TME Hong Kong, Tencent and a wholly-owned subsidiary of Tencent (together with TME, TME Hong Kong and Tencent, the “Tencent Investors”) and certain Spotify parties, pursuant to which Spotify’s co-founder has the sole and exclusive right to vote, in its sole and absolute discretion, any of Spotify’s securities beneficially owned by the Tencent Investors or their controlled affiliates.

For historical issuance of our securities to Tencent and its affiliates, see “Description of Share Capital—History of Securities Issuances.”

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements between our PRC subsidiary, our VIEs, the shareholders of our VIEs and certain subsidiaries of our VIEs.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Share Incentives

See “Management—Share Incentive Plans.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

The table below sets forth the major related parties and their relationships with us as of December 31, 2017.

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner

Beijing Quku Technology Co., Ltd (“Quku”)	The Group’s associate

Nanjing Jiyun Cultural Development Ltd. (“Jiyun”)	The Group’s associate

United Entertainment Corporation and its subsidiaries (“UEC Group”)	The Group’s associate

Tian Hao Entertainment Cultural Ltd. (“Tian Hao”)	The Group’s associate

The table below sets forth our significant related party transactions for the periods indicated:

	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Revenue
Online music services to CMC before its acquisition(1)	90	33	5
Social entertainment services and others to Quku(2)	15	20	3
Expenses
Operation expenses recharged by Tencent Group(3)	428	493	76
Advertising agency fees to Tencent Group(4)	151	187	29
Content royalties to the Group’s associates(5)	18	45	7

Notes:

(1)	Primarily include revenues from sublicensing content by Tencent Group to CMC prior to Tencent’s acquisition of CMC in July 2016 and the revenue from the advertising services we provide to Tencent Group.
(2)	Primarily include revenue from the provision of technical services by us to Quku.
(3)	Primarily include expenses associated with cloud services and certain administrative functions provided to us by Tencent Group.
(4)	Primarily include advertising fees paid to Tencent Group for our advertising services sold through Tencent Group.
(5)	Primarily include content royalty we paid to music labels who are our associates.

The table below sets forth the balances with our related parties as of the dates indicated.

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(in millions)
Included in accounts receivable from related parties:
Tencent Group	527	651	100
The Group’s associates	8	8	1
Included in prepayments, deposits and other assets from related parties:
Tencent Group	1	59	9
The Group’s associates	17	26	4
Included in accounts payable to related parties:
Tencent Group	653	104	16
The Group’s associates	—	5	1
Included in other payables and accruals to related parties:
Tencent Group	94	59	9
The Group’s associates	15	—	—

Outstanding balances are unsecured and are payable on demand.

The table below sets forth our key management personnel compensations for the periods indicated.

	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in million)
Short-term employee benefits	24	46	7
Share-based compensation	54	107	16

	78	153	24

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital consists of US$398,400 divided into 4,800,000,000 ordinary shares with a par value of US$0.000083 each. As of the date of this prospectus, there are [3,089,967,945] ordinary shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

We plan to adopt a fifth amended and restated memorandum and articles of association, which will become effective and replace the current fourth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$             divided into              Class A ordinary shares of a par value of US$0.000083 each and              Class B ordinary shares of a par value of US$0.000083 each. All outstanding ordinary shares held, directly or indirectly, by [            ] will be immediately and automatically re-designated or converted into Class B ordinary shares on a one-for-one basis, and all outstanding ordinary shares other than those held by [            ] will be automatically re-designated or converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. Immediately upon the completion of this offering, we will have              Class A ordinary shares and              Class B ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment options. We will issue              Class A ordinary shares represented by our ADSs in this offering. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

[Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital is US$398,400 divided into 4,800,000,000 ordinary shares, with a par value of US$0.000083 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

[Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Redesignation. Class B ordinary shares may be redesignated into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be redesignated into Class B ordinary shares under any circumstances.]

Voting Rights. [In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to [            ] votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by [the chairman of such meeting or any one shareholder.]

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than [            ] of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the [NYSE]/[NASDAQ]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the [NYSE]/[NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NYSE]/[NASDAQ], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a [special] resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.]

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or

(vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On May 20, 2016, we issued a total of 2,700,000 ordinary shares to Sony/ATV Music Publishing (Hong Kong) and EMI Music Publishing Group Hong Kong Limited in exchange of a total of 900,000 ordinary shares of China Publishing Corporation.

On May 21, 2016, we issued 40,255,459 ordinary shares to Baofeng Poseidon Limited for a consideration of US$97,700,000.

On July 12, 2016, we issued an aggregate of 1,290,862,550 ordinary shares to Min River Investment Limited in consideration of the execution and delivery of certain business collaboration agreement and certain transaction agreements by affiliates of Min River Investment Limited in connection with the acquisition of CMC.

In October 2016, we issued a total of 82,406,022 ordinary shares to AlanDing Holding Limited, Green Technology Holdings Limited, Best Tactic Global Limited, Cagico Technology Limited, Time Heritage Enterprises Limited, Red Earth Innovation International Company Limited, PAGAC Music Holding II Limited, Pan Asia Venture Group Limited, CICFH Group Limited, China Investment Corporation Financial Holdings, Cityway Investments Limited, Lofty Times Investments Limited, Min River Investment Limited, EMI Music Publishing Group Hong Kong Limited, Sony/ATV Music Publishing (Hong Kong), Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited) and Guomin Holdings Limited for an aggregate consideration of US$200,000,000.

On October 30, 2016, we issued 41,203,011 ordinary shares to CICFH Music Investment Limited for a consideration of US$100,000,000, and in connection with such issuance, issued 45,323,312 ordinary shares to Min River Investment Limited pursuant to certain anti-dilution clause as set forth in the then current shareholders agreement.

In November 2016, we issued 900,000 ordinary shares to Sony/ATV Music Publishing (Hong Kong) in consideration of the delivery of certain license agreement by and among Sony/ATV Music Publishing (Hong Kong), China Publishing Corporation and the other party thereto and issued 900,000 ordinary shares to EMI Music Publishing Group Hong Kong Limited in consideration of the delivery of certain license agreement by and among EMI Music Publishing Group Hong Kong Limited, China Publishing Corporation and the other party thereto and, in connection with such issuance, issued 1,980,000 ordinary shares to Min River Investment Limited pursuant to certain anti-dilution clause as set forth in the then current shareholders agreement.

On February 15, 2017, we issued 7,590,000 ordinary shares to Capital Star Holdings Limited in consideration of the performance by the Capital Star Holdings Limited and Mr. Jiang Shan under certain agreements and, in connection with such issuance, issued 8,349,000 ordinary shares to Min River Investment Limited pursuant to certain anti-dilution clause as set forth in the then current shareholders agreement.

On May 15, 2017, we issued 3,600,000 ordinary shares to Balaena Investment Limited for a consideration of US$1,044,000.

On August 8, 2017, we issued an aggregate of 35,662,654 ordinary shares to Guomin Holdings Limited, Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited), Capital Star

Holdings Limited, FeiYang Holdings Limited, RamCity Investments Limited and AI Stone Limited for an aggregate of consideration of US$10,559,195.30.

On December 15, 2017, we issued 282,830,698 ordinary shares to Spotify AB, a wholly-owned Subsidiary of Spotify Technology S.A., in exchange of approximately 4.92% of the share capital of Spotify Technology S.A. on a fully diluted basis after giving effect to such issuance. On the same day, we also issued a total of 88,726,036 (formerly known as XieZhenYu Holding Limited) ordinary shares to Guomin Holdings Limited, EMI Group Limited, PAGAC Music Holding II Limited, CICFH Group Limited, China Investment Corporation Financial Holdings, Quantum Investments Limited, Brave Plus Holdings Limited, Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited), AlanDing Holding Limited, Polycon Investment Limited, Green Technology Holdings Limited, Power Stream Holdings Limited, Best Tatic Global Limited, Pan Asia Venture Group Limited, Cagico Technology Limited, Qifei International Development Co. Limited, Red Earth Innovation International Company Limited, Cityway Investments Limited, Lofty Times Investments Limited, Time Heritage Enterprises Limited, EMI Music Publishing Group Hong Kong Limited, Sony/ATV Music Publishing (Hong Kong), CICFH Music Investment Limited, PAGAC Music Holding II LP, Capital Star Holdings Limited, Balaena Investment Limited, FeiYang Holdings Limited, Ramcity Investments Limited and AI Stone Limited as share dividends.

In January 2018, we issued a total of 65,869,444 ordinary shares to Coatue PE Asia IX LLC, RSV-QM Holdings Limited, SCC Growth IV Holdco A, Ltd., Internet Fund IV Pte. Ltd., Esta Investments Pte. Ltd., EAST LIGHT INVESTMENT PTE LTD, CT Entertainment Investment Limited, Tenor DF Investments, LP, CMS Technology Limited Partnership, Hundreds ANTA Fund Limited Partnership (formerly known as Hundreds TWC Fund Limited Partnership), AI SMS L.P., Hermitage Green Harbor Limited (formerly known as CICFH Glory Limited), Dan Capital I Limited Partnership, Skycus China Fund, L.P., DE Capital Limited, Cubract Ventures Limited, Eastern Eagle Investment Co., Ltd., YG Entertainment Inc., YG Plus, Inc., Emperor Entertainment Investment Limited, Interesting Development Inc., B’in Music International Limited, Huayi Brothers International Limited, Begins Studio Entertainment Limited and Remarkable Stone Culture Holdings Limited for an aggregate consideration of US$234,579,999.15.

In February 2018, we issued a total of 1,501,357 ordinary shares to Canxing International Media Limited and Social Hub Entertainment (Asia) Limited for an aggregate consideration of US$4,040,001.55.

In March, 2018, we issued a total of 52,024,094 ordinary shares to Min River Investment Limited, PAGAC Music Holding II Limited, PAGAC Music Holding II LP, CICFH Group Limited, China Investment Corporation Financial Holdings, CICFH Music Investment Limited, Pan Asia Venture Group Limited, Green Technology Holdings Limited, Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited), Guomin Holdings Limited, Red Earth Innovation International Company Limited, Cagico Technology Limited, Time Heritage Enterprises Limited, Polycon Investment Limited, Power Stream Holdings Limited, Best Tactic Global Limited, Cityway Investments Limited, Lofty Times Investments Limited, AlanDing Holding Limited, Capital Star Holdings Limited, Brave Plus Holdings Limited, AI Stone Limited, RamCity Investments Limited, FeiYang Holdings Limited, Balaena Investments Limited, EMI Music Publishing Group Hong Kong Limited, Sony/ATV Music Publishing (Hong Kong) and Quantum Investments Limited for an aggregate consideration of US$209,984,850.62.

Option and Restricted Share Grants

We have granted options to purchase our ordinary shares and restricted shares to certain of our executive officers and employees. See “Management—Share Incentive Plans.”

Shareholders Agreement

Our currently effective third amended and restated shareholders agreement was entered into on January 8, 2018 by and among the Company, our shareholders (except Spotify AB), Mr. Zhenyu Xie and Mr. Guomin Xie.

The current shareholders agreement provides for certain special rights, including right of first refusal, right of co-sale, drag-along right and contain provision governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders, except Spotify AB, provided that no shareholders shall be entitled to exercise any such registration right upon the earlier of (i) five years following the consummation of a qualified IPO; or (ii) such time as Rule 144 is available for the sale of all (and not less than all) of such shareholders’ ordinary shares (with all transfer restrictions and restrictive legends removed upon such sale) to the public during a ninety day period without registration.

Set forth below is a description of the registration rights granted under the current shareholders agreement. For the purposes of such description: (i) holders means any shareholder holding registrable securities or certain party assigned by a holder, and registrable securities include, among others, any ordinary shares held by any shareholder including any ordinary shares issued as (or issuable upon the exchange, conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution); and (ii) references to “holders” or “shareholders” do not include Spotify AB.

Demand Registration Rights. At any time upon six months following the effective date of a qualified IPO, upon a written request from the holders of at least 30% of the registrable securities then outstanding, we shall, within thirty days after the receipt thereof, give a written notice of such request to all holders and shall, use our best efforts to effect as soon as practicable, the registration under the Securities Act of all registrable securities which the holders request to be registered within 20 days after the mailing of such notice by us. If the underwriter advises the holders initiating the registration request pursuant to the demand registration rights in writing that marketing factors require a limitation on the number of shares to be underwritten, then the initiating holders shall so advise all holders of the registrable securities which would otherwise be underwritten pursuant hereto, and the amount of registrable securities that may be included in the underwriting shall be allocated among all holders thereof, including the initiating holders, in proportion (as nearly as practicable) to the amount of our registrable securities held by each holder, subject to certain limitations. If the reduction reduces the total amount of registrable securities included in such underwriting to less than 30% of the registrable securities initially requested for registration, such offering shall not be counted as a demand registration. However, we are not obligated to proceed with a demand registration, in each case subject to certain exceptions: (i) after we have effected two registrations pursuant to any exercise of demand registration rights and such registrations have been declared or ordered effective, or have been closed or withdrawn at the request of the initiating holders; (ii) during the period commencing on the date 60 days prior to the date of filing of, and ending on the date 180 days after the effective date of a company registration; or (iii) if the initiating holders propose to dispose of registrable securities that may be immediately registered on Form F-3 or Form S-3 (or any successor form that provides for short-form registration). In addition, we have the right to defer filing of a registration statement, subject to certain exceptions, for a period of more than 120 days after receipt of the request from the initiating holders if our president or chief executive officer stating that in good faith judgement of our Board, that the filing of a registration statement would be seriously detrimental to us and our shareholders.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the registrable securities that the holders have requested to be registered. There shall be no limit on the number of times the holders may request registration of registrable securities pursuant to such piggyback registration rights. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares to be underwritten, then such managing underwriters may exclude shares (including registrable securities) from the registration and the underwriting, subject to certain limitations.

Form F-3 or S-3 Registration Rights. In case we receive from holders of at least 30% of registrable securities then outstanding written requests that we effect a registration on Form F-3 or Form S-3, as the case may be, we shall, subject to certain limitations, file a registration statement on Form F-3 or Form S-3 covering the registrable securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the holders.

Expenses of Registration. We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.

Spotify Investor Agreement

On December 15, 2017, an Investor Agreement (“Spotify Investor Agreement”) was entered into by and among Tencent, Spotify Technology S.A. (“Spotify”), Spotify AB, a wholly-owned subsidiary of Spotify (together with Spotify, the “Spotify Investors”), and us in connection with the issuance of certain number of our ordinary shares to Spotify AB.

Pursuant to the Spotify Investor Agreement, the Spotify Investors agreed that (i) Tencent shall have the sole and exclusive right to vote, in its sole and absolute discretion, any of our securities beneficially owned by the Spotify Investors; and (ii) the Spotify Investors shall not vote on our securities they beneficially own unless Tencent provides explicit written instructions as to voting on such securities or Tencent provides explicit written notice that the Spotify Investors shall be permitted to vote on such securities without regard to any instructions of Tencent. The Spotify Investors also irrevocably appointed Tencent their true and lawful proxy and attorney to vote on our securities beneficially owned by them. These limitations, however, do not prevent the Spotify Investors to vote our securities they beneficially own with respect to any proposal by us to make changes to any of contractual arrangements through which we obtain effective control over, and are able to consolidate the results of operations of, our VIEs in the PRC.

Spotify also agreed not to transfer our ordinary shares for a period of three years from December 15, 2017, subject to limited exceptions, including transfers with our prior consent; transfers to certain permitted transferees; transfers pursuant to a tender offer or exchange offer recommended by our board of directors for a majority of our issued and outstanding securities; transfers pursuant to mergers, consolidations, or other business combination transactions approved by our board; transfers to us or any of our subsidiaries; or transfers to the extent necessary to avoid regulation as an “investment company” under the U.S. Investment Company Act of 1940, as amended.

In addition, Spotify and Spotify AB agreed that, subject to limited exceptions, for a period of five years from December 15, 2017, unless invited to do so by our board or with our written consent, neither Spotify nor Spotify AB shall, directly or indirectly or alone or in concert with any other person, engage in a number of activities, including, among other things:

•	acquire, offer or propose to acquire, or agree to acquire any economic interest in any of our securities;

•	enter into, engage in, or participate in any acquisition, merger or other business combination, recapitalization, restructuring, or other extraordinary transaction relating to us or a transaction for all or a substantial portion of our consolidated assets;

•	make, or in any way participate in, any “solicitation” of “proxies” to vote, or seek or propose to advise, influence or encourage any person with respect to the voting of any of our securities;

•	initiate, induce or attempt to induce, cooperate or collaborate with, any other person in connection with any shareholder proposal or withhold vote campaigns or any tender or exchange offer for our equity securities, any change of control of us or the convening of a meeting of shareholders;

•	seek or propose to influence, advise, change or control our management, board of directors, or governing instruments or policies, affairs or strategies; or

•	make any statement or publicly disclose any intention, plan, arrangement or other contract that is prohibited by, or inconsistent with, any of the foregoing.

Subject to limited exceptions, the Spotify Investor Agreement shall terminate upon the earlier to occur of (i) the mutual written agreement of the Spotify Investors and us; and (ii) the date on which the Spotify Investors, taken together, no longer beneficially own any of our securities.

In connection with the Spotify Investor Agreement, Tencent signed a voting undertaking (“Tencent Voting Undertaking”) in which it agreed and undertook that, to the extent it exercises the right assigned to it by Spotify in respect of the Subject Shares (as defined below) pursuant to the Spotify Investor Agreement, Tencent will vote, or cause to be voted, such shares in proportion to the votes for and against cast by holders of our securities other than Spotify and its controlled affiliates. “Subject Shares” for the purpose of such voting undertaking refer to (i) 50% of the number of our ordinary shares acquired by Spotify pursuant to the Spotify Transactions, minus (ii) the number of our securities (if any) that have been transferred by Spotify.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

[            ], as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent             shares (or a right to receive             shares) deposited with [            ], as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at [            ]. [            ]’s principal executive office is located at [            ].

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• $.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing              Class A ordinary shares, or approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE]/[NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

[Lock-up Agreements

We, [our directors, executive officers and our existing shareholders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of [180] days after the date of this prospectus. After the expiration of the [180]-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•	the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the [NYSE]/[NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

U.S. Federal Income Taxation

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that acquires our ADSs in this offering and holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	Tencent shareholders that receive ADSs as part of the Assured Entitlement Distribution;

•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns American depositary shares will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the favorable rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for any taxable year.

Taxation of Distributions

Distributions paid on our ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Because the treatment of our contractual arrangements with our VIES is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The [New York Stock Exchange][Nasdaq Global Market], where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our Class A ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Morgan Stanley & Co., International plc are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co., International plc

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$             per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. Morgan Stanley & Co., International plc will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

The address of Deutsche Bank Securities Inc. is 60 Wall Street, 2nd Floor, New York, New York 10005, U.S.A. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, U.S.A. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 50 Rockefeller Plaza, NY1-050-12-01, New York, New York 10020, U.S.A. The address of Morgan Stanley & Co., International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

Option to Purchase Additional ADSs

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs from us [and the selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent         % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Public offering price
Discounts and commissions paid by us [and the selling shareholders]

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs. See “Expenses Relating to This Offering.”

Lock-Up Agreements

[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending [180] days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, offer or issue, contract to purchase or grant any option, right or warrant to purchase, or otherwise dispose of, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Each of our directors and executive officers, current shareholders [and certain of option holders] has agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, it will not, during the period ending [180] days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into a transaction which would have the same effect or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, ADSs or any of our securities that are substantially similar to the ADSs or ordinary shares or any options or warrants to purchase any of the ADSs or ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive the ADSs or ordinary shares, whether now owned or hereinafter acquired, owned directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transaction is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.]

Listing

We will apply to list the ADSs on the [New York Stock Exchange/NASDAQ Global Market] under the symbol “TME.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [New York Stock Exchange/NASDAQ Global Market], the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[Directed ADS Program

At our request, the underwriters have reserved up to         % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by             . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

We [and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An active trading market for our ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of the ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) our ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE]/[NASDAQ] listing fee, all amounts are estimates.

SEC Registration Fee	US$
[NYSE]/[NASDAQ] Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Grandall Law Firm (Shanghai). Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Grandall Law Firm (Shanghai) with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Tencent Music Entertainment Group as of December 31, 2016 and December 31, 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of China Music Corporation as of July 12, 2016 and for the period from January 1, 2016 to July 12, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Tencent Music Entertainment Group

Note:

The audited financial statements of China Music Corporation (“CMC”) for the period from January 1, 2016 to July 12, 2016 are required to be filed under Rule 3.05 of Regulation S-X as CMC is deemed as the accounting acquiree in the reverse acquisition of CMC which was completed on July 12, 2016.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tencent Music Entertainment Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tencent Music Entertainment Group and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated income statements, and statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

July 6, 2018

We have served as the Company’s auditor since 2018.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Note	2016	2017
		RMB’million	RMB’million
Revenue from online music services		2,144	3,149
Revenue from social entertainment services and others		2,217	7,832

Total revenues		4,361	10,981

Cost of revenues		(3,129)	(7,171)

Gross profit		1,232	3,810

Selling and marketing expenses		(365)	(913)
General and administrative expenses		(783)	(1,521)

Total operating expenses		(1,148)	(2,434)

Interest income		32	93
Other (losses)/gains, net	5	(13)	124

Operating profit		103	1,593

Share of net profit of investments accounted for using equity method	12	11	4

Profit before income tax		114	1,597

Income tax expense	7(a)	(29)	(278)

Profit for the year		85	1,319

Attributable to:
Equity holders of the Company		82	1,326
Non-controlling interests		3	(7)

		85	1,319

Earnings per share for profit attributable to the equity holders of the company (in RMB per share)
—Basic	8	0.04	0.51
—Diluted	8	0.04	0.50

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Profit for the year	85	1,319

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	42	(143)

Total comprehensive income for the year	127	1,176

Attributable to:
Equity holders of the Company	124	1,183
Non-controlling interests	3	(7)

	127	1,176

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

		As at January 1,	As at December 31,
	Note	2016	2016	2017
		RMB’million	RMB’million	RMB’million
ASSETS
Non-current assets
Property, plant and equipment	9	3	108	127
Intangible assets	10	—	2,007	1,717
Goodwill	11	—	15,762	16,262
Investments accounted for using equity method	12	—	292	378
Available-for-sale financial assets	13	—	10	3,740
Prepayments, deposits and other assets	14	279	272	204
Deferred tax assets	7(b)	—	87	105

		282	18,538	22,533

Current assets
Inventories		—	14	30
Accounts receivable	15	318	719	1,161
Prepayments, deposits and other assets	14	119	932	1,102
Short-term investments		—	261	—
Cash and cash equivalents	16	—	3,071	5,174

		437	4,997	7,467

Total assets		719	23,535	30,000

EQUITY
Share capital	17	1	2	2
Additional paid-in capital	17	—	20,063	23,915
Other reserves	18	577	617	997
(Accumulated deficits)/Retained earnings		(122)	(57)	1,227

Equity attributable to equity holders of the Company		456	20,625	26,141

Non-controlling interests		—	9	7

Total equity		456	20,634	26,148

LIABILITIES
Non-current liabilities
Deferred tax liabilities	7(b)	—	350	304
Deferred government grants		—	28	21

		—	378	325

Current liabilities
Accounts payable		63	998	1,045
Other payables and accruals	20	74	1,107	1,312
Current tax liabilities		—	46	192
Deferred revenue	21	126	372	978

		263	2,523	3,527

Total liabilities		263	2,901	3,852

Total equity and liabilities		719	23,535	30,000

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
		Share capital	Additional paid-in capital	Other reserves	(Accumulated deficits)/retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2016		1	—	577	(122)	456	—	456

Comprehensive income
Profit for the year		—	—	—	82	82	3	85
Currency translation differences		—	—	42	—	42	—	42

Total comprehensive income for the year		—	—	42	82	124	3	127

Transactions with equity holders:
Issuance of ordinary shares for the reverse acquisition	22(a)	1	17,992	—	—	17,993	6	17,999
Issuance of ordinary shares	17	—	2,071	—	—	2,071	—	2,071
Appropriation to statutory reserve		—	—	17	(17)	—	—	—
Deemed distribution arising from carve out of Tencent PRC Music Business	2.1	—	—	(189)	—	(189)	—	(189)
Share-based compensation—value of employee services	19	—	—	170	—	170	—	170

Total transactions with equity holders at their capacity as equity holders for the year		1	20,063	(2)	(17)	20,045	6	20,051

Balance at December 31, 2016		2	20,063	617	(57)	20,625	9	20,634

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
	Note	Share capital	Additional paid-in capital	Other reserves	(Accumulated deficits)/retained earnings	Total	Non- controlling interests	Total equity
		RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
Balance at January 1, 2017		2	20,063	617	(57)	20,625	9	20,634

Profit for the year		—	—	—	1,326	1,326	(7)	1,319
Currency translation differences		—	—	(143)	—	(143)	—	(143)

Total comprehensive income for the year		—	—	(143)	1,326	1,183	(7)	1,176

Transactions with equity holders:
Business combination	22(b)	—	—	99	—	99	—	99
Appropriation to statutory reserve		—	—	42	(42)	—	—	—
Deemed contribution arising from carve out of Tencent PRC Music Business	2.1	—	—	20	—	20	—	20
Issuance of ordinary shares in exchange for equity investments	13	—	7,547	—	—	7,547	—	7,547
Distribution to Tencent	13, 17	—	(3,774)	—	—	(3,774)	—	(3,774)
Issuance of ordinary shares for stock dividend	13, 17	—	—	—	—	—	—	—
Share-based compensation
—value of employee services	19	—	—	362	—	362	—	362
—proceeds from shares issued		—	79	—	—	79	—	79
Capital contribution from non-controlling interests		—	—	—	—	—	5	5

Total transactions with equity holders at their capacity as equity holders for the year		—	3,852	523	(42)	4,333	5	4,338

Balance at December 31, 2017		2	23,915	997	1,227	26,141	7	26,148

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2016	2017
		RMB’million	RMB’million
Cash flows from operating activities
Cash generated from operations	23(a)	908	2,614
Interest received		32	93
Income taxes paid		(67)	(207)

Net cash inflow from operating activities		873	2,500

Cash flows from investing activities
New cash acquired from/(payment) for business combination	22	676	(72)
Payments for settlement of pre-acquisition dividends payables		(510)	(591)
Purchase of property, plant and equipment		(41)	(75)
Proceeds from short term investments		371	261
Proceeds from disposal of investments accounted for using equity method		—	57
Payments for acquisition investments accounted for using equity method		—	(61)
Purchase of intangible assets		—	(2)

Net cash inflow/(outflow) from investing activities		496	(483)

Cash flows from financing activities
Proceeds from issues of ordinary shares	17	1,901	—
Deemed (distribution)/contributions arising from carve out of Tencent PRC Music Business		(189)	20
Exercise of share options	17	—	79

Net cash inflow from financing activities		1,712	99

Net increase in cash and cash equivalents		3,081	2,116
Cash and cash equivalents at the beginning of the year		—	3,071
Exchange losses on cash and cash equivalents		(10)	(13)

Cash and cash equivalents at end of year		3,071	5,174

The accompanying notes are an integral part of these consolidated financial statements.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation

1.1	General information

Tencent Music Entertainment Group (the “Company” or “TME”), formerly known as China Music Corporation (“CMC”), was incorporated under the laws of the Cayman Islands on June 6, 2012 as an exempted company with limited liability under the Companies Law (2010 Revision) of the Cayman Islands. The address of its registered office is Cricket Square, P.O. Box 2582, Grand Cayman KY1-1112, Cayman Islands. The Company is currently controlled by Tencent Holdings Limited (“Tencent”), a company incorporated in the Cayman Islands with limited liability and the shares of Tencent are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

The Company, its subsidiaries, its controlled structured entities (“variable interest entities”, or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in operating online music entertainment platforms to provide music streaming, online karaoke and live streaming services in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

1.2	Organization and principal activities

Prior to the completion of the merger of the Company with the music business of Tencent in the PRC (“Tencent PRC Music Business”) through a reverse acquisition of the Company by Tencent PRC Music Business on July 12, 2016 as described below (the “Merger”), Tencent PRC Music Business, mainly comprise QQ Music and WeSing platforms, was operated through a number of entities controlled by Tencent while the Company prior to the Merger mainly operated two online platforms, namely Kugou and Kuwo (“CMC Music Business”). Immediately prior to the Merger, Tencent, through a wholly-owned subsidiary, Min River Investment Limited (“Min River”), held approximately 15.8% of the outstanding ordinary shares of the Company.

On July 12, 2016, the Company and Min River entered into a share subscription agreement (the “Agreement”), pursuant to which the Company conditionally agreed to issue and sell to Min River, and Min River agrees to subscribe for and purchase from the Company, an aggregate of 1,290,862,550 Ordinary Shares (the “Consideration Shares”), representing 54.4% of the outstanding ordinary shares of the Company immediately after the issuance of Consideration Shares, in exchange for Tencent PRC Music Business’s related operating assets and liabilities. Upon the completion of the Merger, Min River held approximately 61.6% of the outstanding ordinary shares of the Company. The platforms of Tencent PRC Music Business are operated under sub-domains of a domain controlled by Tencent.

The Merger is accounted for as a reverse acquisition under International Financial Reporting Standard (“IFRS”) 3 (Revised) “Business Combination” as detailed in Note 2.1, under which Tencent PRC Music Business is regarded as the accounting acquirer, and these consolidated financial statements have been presented as a continuation of the financial statements of Tencent PRC Music Business.

Immediately upon the completion of the Merger, Tencent and the Group entered into a business cooperation agreement (the “Business Cooperation Agreement”) and transferring the rights and obligations of existing contracts of Tencent PRC Music Business, which were signed by entities controlled by Tencent with other parties, to the Group.

Pursuant to a special resolution in relation to the change of company name passing at the special general meeting of the Company on December 14, 2016, the name of the Company was changed from China Music Corporation to Tencent Music Entertainment Group with immediate effect.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

As of December 31, 2016 and 2017, the Company’s significant subsidiaries, VIEs, and subsidiaries of VIEs were as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held (direct or indirect)	Principal activities	Note
Subsidiaries

Tencent Music Entertainment Hong Kong Limited (“TME Hong Kong”) (formerly known as “Ocean Music Hong Kong Limited”)	Hong Kong	July 2016	100%	Investment holding and music content distribution	(i)

Tencent Music (Beijing) Co., Ltd. (“TME Beijing”) (formerly known as “Ocean Interactive (Beijing) Information Technology Co., Ltd.”)	PRC	July 2016	100%	Technical support and consulting services	(i)

Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	July 2016	100%	Technical support and consulting services	(i), (ii)

Tencent Music Entertainment Technology (Shenzhen) Co., Ltd (“TME Tech Shenzhen”)	PRC	February 2017	100%	Online music and entertainment related services	(iv)

Variable Interest Entities

Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	July 2016	100%	Online music and entertainment related services	(i), (ii)

Beijing Kuwo Technology Co., Ltd.(“Beijing Kuwo”)	PRC	July 2016	100%	Online music and entertainment related services	(i), (ii)

Subsidiaries of Variable Interest Entities

Tencent Music Entertainment (Shenzhen) Co., Ltd (“TME Shenzhen”)	PRC	July 2016	100%	Online music and entertainment related services	(iii)

Notes:

(i)	Representing the entities comprising the CMC Music Business immediately prior to the Merger completed on July 12, 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(ii)	CMC Music Business acquired Yeelion Online and Guangzhou Kugou in December 2013 and April 2014, respectively. All these entities were deemed acquired by the Company on July 12, 2016 because of the Merger.
(iii)	In July 2016, TME Shenzhen was established by the Group for the purpose of operating Tencent PRC Music Business.
(iv)	In February 2017, TME Tech Shenzhen was established by the Group for the purpose of operating Tencent PRC Music Business.
(v)	Apart from the significant subsidiaries, VIEs and subsidiaries of VIEs listed above, there are certain non-wholly owned subsidiaries of the Group, of which management of the Group considered that these non-wholly owned subsidiaries are not significant to the Group, accordingly, no summarized financial information of these non-wholly owned subsidiaries is presented separately.

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide Internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among the Company, wholly-owned subsidiaries of the Company, VIEs that legally owned by individuals (“Nominee Shareholders”) authorized by the Group (collectively, “Contractual Arrangements”). The Contractual Arrangements including Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Interest Pledge Agreement, and Powers of Attorney Agreement.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

The Contractual Arrangements were in place prior to the Merger while have been updated at the time of the Merger. The principal terms of the Contractual Arrangements are further described below:

(a)	Contractual agreements with Beijing Kuwo

Voting Trust Agreement

Pursuant to the Voting Trust Agreement, signed in July 2016, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any individual designated by Yeelion Online in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Beijing Kuwo requiring shareholder approval under PRC laws and regulations and Beijing Kuwo’s articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in Beijing Kuwo.

Exclusive Technical Service Agreement

Pursuant to the exclusive technical service agreement between Yeelion Online and Beijing Kuwo, signed in July 2016, Yeelion Online or its designated party has the exclusive right to provide business

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(a)	Contractual agreements with Beijing Kuwo (Continued)

Exclusive Technical Service Agreement (Continued)

support, technical services and consulting services in return for a service fee, which represents 90% of net operating income of Beijing Kuwo together with other service fees charged for other ad hoc services provided. Yeelion has the discretion to change the charge rate. During the term of the agreement, without Yeelion Online’s prior written consent, Beijing Kuwo shall not engage any third party for any of such services provided under this agreement. The term for the agreement is 20 years.

Loan Agreement

Under the loan agreement between Yeelion Online and the shareholders of Beijing Kuwo in place at the time of the Merger, Yeelion Online provided interest-free loans to the shareholders of Beijing Kuwo solely for the subscription of newly registered capital of Beijing Kuwo. Yeelion Online has the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in Beijing Kuwo to Yeelion Online according to the terms indicated in the Exclusive Share Purchase Option as aftermentioned. The term for the loan was extended to 20 years starting from July 2016.

Exclusive Option agreement

Pursuant to the exclusive purchase option agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, the shareholders of Beijing Kuwo granted Yeelion Online or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of Beijing Kuwo. Without the consent of Yeelion Online or its designated party, the shareholders of Beijing Kuwo may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. In addition, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the assets of Beijing Kuwo at a price equal to the carrying amount of Beijing Kuwo at the time of purchase. The exclusive purchase option agreement remains effective until the options are exercised.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, the shareholders of Beijing Kuwo pledge all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo and its shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If Beijing Kuwo and/or any of its shareholders breach their contractual obligations under this agreement, Yeelion Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without Yeelion Online’s prior written consent, shareholders of Beijing Kuwo shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Yeelion Online’s interests.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(a)	Contractual agreements with Beijing Kuwo (Continued)

Equity Interest Pledge Agreement (Continued)

During the term of this agreement, Yeelion Online is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until Beijing Kuwo and its shareholders discharge all their obligations under the Contractual Arrangements.

Capital subscription agreement

Pursuant to the capital subscription agreement amongst Beijing Kuwo and Linzhi Lichuang Information Technology Co., Ltd (“Linzhi Lichuang”), an entity controlled by Tencent, signed in July 2016, Linzhi Lichuang shall provide capital to Beijing Kuwo for share subscription of Beijing Kuwo in connection with the Agreement. Linzhi Lichuang, as a shareholder of Beijing Kuwo, also signed aforementioned Contractual Agreements except for the loan agreement accordingly.

(b)	Contractual agreements with Guangzhou Kugou

Agreement on authorization to exercise shareholders voting right

Pursuant to the powers of attorney agreement, signed in July 2016, the shareholders of Guangzhou Kugou each irrevocably granted TME Beijing or any individual designated by TME Beijing in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Guangzhou Kugou requiring shareholder approval under PRC laws and regulations and Guangzhou Kugou’s articles of association. The term of this agreement will remain effective as long as the shareholders continue to hold equity interests in Guangzhou Kugou.

Exclusive technical service agreement

Pursuant to the exclusive technical service agreement between TME Beijing and Guangzhou Kugou, signed in July 2016, TME Beijing or its designated party has the exclusive right to provide technical and consulting services in return for a service fee, which represents 90% of net operating income of Guangzhou Kugou, together with other service fees charged for other ad hoc services provided. TME Beijing has the discretion to change the charge rate. During the term of the agreement, without TME Beijing’s prior written consent, Guangzhou Kugou shall not engage any third party for any of such services provided under this agreement. The term of this agreement is 20 years.

Loan agreement

Under the loan agreement between TME Beijing and the shareholders of Guangzhou Kugou, signed in April 2014, TME Beijing provided interest-free loans to the shareholders of Guangzhou Kugou solely for the subscription of newly registered capital of Guangzhou Kugou. The loans can be repaid only with the proceeds from the sale of all of the equity interest in Guangzhou Kugou to TME Beijing or its designated representative(s). The term of each loan is 20 years from the first withdrawal of such loan by Guangzhou Kugou’s shareholders.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(b)	Contractual agreements with Guangzhou Kugou (Continued)

Loan agreement (Continued)

Under the loan agreement between TME Beijing and the shareholders of Guangzhou Kugou, signed in April 2014, TME Beijing provided interest-free loans to the shareholders of Guangzhou Kugou solely for the subscription of newly registered capital of Guangzhou Kugou. The loans can be repaid only with the proceeds from the sale of all of the equity interest in Guangzhou Kugou to TME Beijing or its designated representative(s). The term of each loan is 20 years from the first withdrawal of such loan by Guangzhou Kugou’s shareholders.

Exclusive purchase option agreement

Pursuant to the exclusive purchase option agreement amongst TME Beijing, Guangzhou Kugou and its shareholders, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of Guangzhou Kugou. Without the consent of TME Beijing or its designated party, the shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. In addition, the shareholders granted TME Beijing or its designated party, an exclusive irrevocable option to purchase, all or part of the assets of Guangzhou Kugou at a price equal to the carrying amount of Guangzhou Kugou at the time of purchase. The exclusive purchase option agreement remains effective until the options are exercised.

Equity interest pledge agreement

Pursuant to the equity interest pledge agreement amongst TME Beijing, Guangzhou Kugou and its shareholders, the shareholders of Guangzhou Kugou pledge all of their equity interests in Guangzhou Kugou to TME Beijing, to guarantee Guangzhou Kugou and its shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive technical service agreement, loan agreement, and powers of attorney. If Guangzhou Kugou and/or any of its shareholders breach their contractual obligations under this agreement, TME Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without TME Beijing’s prior written consent, shareholders of Guangzhou Kugou shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice TME Beijing’s interests.

During the term of this agreement, TME Beijing is entitled to receive all the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until Guangzhou Kugou and its shareholders discharge all their obligations under the contractual arrangements.

Capital subscription agreement

Pursuant to the capital subscription agreement amongst Guangzhou Kugou and Linzhi Lichuang Information Technology Co., Ltd (“Linzhi Lichuang”), an entity controlled by Tencent, signed in July

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(b)	Contractual agreements with Guangzhou Kugou (Continued)

Capital subscription agreement (Continued)

2016, Linzhi Lichuang shall provide capital to Guangzhou Kugou for share subscription of Guangzhou Kugou in connection with the Agreement. Linzhi Lichuang, as a shareholder of Guangzhou Kugou, also signed aforementioned Contractual Agreements except for loan agreement accordingly.

(c)	Risks in relation to the VIEs

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, Yeelion Online, and TME Beijing having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totaling RMB3,212 million and RMB3,249 million as of December 31, 2016 and 2017, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of TME Beijing and Yeelion Online for the liabilities of the VIEs, and TME Beijing and Yeelion Online does not have the obligation to assume the liabilities of these VIEs.

The Company determines that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

On January 19, 2015, the Ministry of Commerce of the PRC (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(c)	Risks in relation to the VIEs (Continued)

The Company’s ability to control VIEs also depends on rights provided to TME Beijing and Yeelion Online, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the TME Beijing or Yeelion Online, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs as of and for the years ended December 31, 2016 and 2017.

	As at December 31,
	2016	2017
	RMB’million	RMB’million
Total current assets	2,138	6,205
Total non-current assets	4,480	3,872

Total assets	6,618	10,077

Total current liabilities	(1,763)	(4,661)
Total non-current liabilities	(348)	(304)

Total liabilities	(2,111)	(4,965)

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

1	General information, organization and basis of preparation (Continued)

1.2	Organization and principal activities (Continued)

(c)	Risks in relation to the VIEs (Continued)

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Total net revenues	3,007	10,948
Net profit	61	340
Net cash generated from operating activities	842	1,763
Net cash generated from investing activities	570	131
Net cash generated from financing activities	—	—
Net increase in cash and cash equivalents	1,412	1,894
Cash and cash equivalents, beginning of the period	—	1,412
Cash and cash equivalents, end of the period	1,412	3,306

The above financial statements amounts and balances have included intercompany transactions which have be eliminated on the Company’s consolidated financial statements.

As of December 31, 2016 and 2017, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, accounts receivable, prepayments, deposits and other current assets and intangible assets. As of December 31, 2016 and 2017, the total liabilities of VIEs were mainly consisting of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s VIEs include intangible assets acquired through business combination, prepaid content royalties and domain names, servers and leasehold improvements relating to office facilities. The balances of these assets as of December 31, 2016 and 2017 were included in the line of “Total non-current assets” in the table above.

The unrecognised revenue-producing assets held by the Group’s VIEs mainly consist of intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These consolidated financial statements are the first consolidated financial statements prepared by the Group in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and short-term investments, which are carried at fair value.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

(a)	First-time adoption of IFRSs

IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing the consolidated financial statements for the years ended December 31, 2016 and 2017. Since the Group become a first-time adopter later than its controlling shareholder, Tencent, therefore, the Group adopted the exemption to measure its assets and liabilities at the carrying amounts that would be included in Tencent’s consolidated financial statements. No reconciliation of the Group’s equity and profits reported under the previous accounting standards to its equity and profits under IFRSs was prepared as the Group has not issued any financial statements prior to this report.

(b)	Carve out financial information of Tencent PRC Music Business

As stated in Note 1.2 above, immediately prior to the Merger, the Tencent PRC Music Business was held and operated by a number of entities controlled by Tencent, and did not exist as a separate legally constituted group. For the purpose of this report, the Tencent PRC Music Business is prepared using the carrying values of Tencent PRC Music Business from Tencent’s perspective to present the financial position and performance of the Tencent PRC Music Business on a standalone basis throughout the period from January 1, 2016 to July 12, 2016 (the “Carve-out Period”).

During the Carve-out Period, the financial information of Tencent PRC Music Business is derived from the historical accounting records of Tencent on the following basis:

(i)	Income statement of the Tencent PRC Music Business for the Carve-out Period includes all revenues, related costs, expenses and charges directly generated or incurred by the Tencent PRC Music Business. Balance sheet of the Tencent PRC Music Business include the assets and liabilities that are directly related and clearly identified to the Tencent PRC Music Business.

(ii)	Any funding received from/paid to Tencent and its group entities/operations other than the Tencent PRC Music Business in the Carve-out Period are treated as deemed capital contribution or return of contributions within the equity. Accounts receivables and other current assets, and accounts payable and other current liabilities received or settled by Tencent are also treated as deemed capital contribution or return of contributions within the equity.

(iii)	Certain common operating and administrative expense incurred by the Tencent PRC Music Business in conjunction with other business operations of Tencent, including financial, human resources, office administration and other support functions are reallocated to the Tencent PRC Music Business primarily based on certain pre-determined charge rates per headcount of the Tencent PRC Music Business, which management believes represent a reasonable allocation methodology as these charge rates are consistent across Tencent.

(iv)	The retained earnings/accumulated deficits within the equity represents the deficit or excess of total assets over total liabilities during the Carve-out Period.

The financial information for the Carve-out Period may not necessarily be indicative of the Tencent PRC Music Business’ financial position, results of operating activities or cash flows had it operated as a separate entity throughout the Carve-out Period presented or for future periods.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

(c)	Reverse Acquisition of CMC

Under the reverse acquisition accounting, the consolidated financial statements represent the continuation of the financial statements of the Tencent PRC Music Business (being the legal acquiree and accounting acquirer) except for its capital structure, which reflect the following:

(i)	the assets and liabilities of the legal acquiree (the accounting acquirer) recognized and measured at their pre-combination carrying amounts;

(ii)	the assets and liabilities of the legal parent (the accounting acquiree) recognized and measured at their fair value as at July 12, 2016, the date of the reverse acquisition in accordance with IFRS 3;

(iii)	the retained earnings and other equity balances of the legal acquiree before the Merger; and

(iv)	the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal acquiree (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) measured at fair value as at July 12, 2016. However, the equity structure reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the Merger. Accordingly, the equity structure of the legal acquiree (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect 1,290,862,550 shares of the legal parent (the accounting acquiree) issued in the Merger.

In applying the reverse acquisition accounting, the consideration deemed to be given by the Tencent PRC Music Business was RMB17,999 million, which is the fair value of the Company immediately prior to the Merger. The separately identifiable assets and liabilities of the accounting acquiree recognized in the consolidated statement of financial position were at their fair value as at the date of the reverse acquisition. Goodwill arising from the Merger was recognized on the same date. The results and cash flows of the accounting acquiree are included in the Company’s consolidated financial statements from the date of the Merger. Further details are disclosed in Note 22(a).

2.2	Recent accounting pronouncements

(a)	All new standards, amendments to standards and interpretations, which are mandatory for the financial year beginning January 1, 2016 and 2017, are consistently applied to the Group throughout the years presented. The adoption of these amendments does not have any significant impact on the consolidated financial statements of the Group.

(b)	The Group has elected to early apply IFRS 15, “Revenue from contracts with customers” which has been applied consistently throughout the years presented. IFRS 15 replaces the previous revenue standards IAS 18 “Revenue” and IAS 11 “Construction Contracts” and related interpretations.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.2	Recent accounting pronouncements (Continued)

(c)	New standards, amendments and interpretations to existing standards have been issued but are not effective for the financial year beginning January 1, 2017 and have not been early adopted by the Group:

New standards, interpretations and amendments	Effective date
IFRS 9, Financial Instruments	January 1, 2018
IFRS 16, Leases	January 1, 2019

IFRS 9 Financial Instruments

IFRS 9 “Financial instruments” addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

The Group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on January 1, 2018:

Classification and measurement of financial instruments

The Group’s investments in available-for-sale financial assets to the extent of RMB10 million will be reclassified to financial assets at fair value through profit or loss, however there is no cumulative fair values change of these available-for-sale financial assets as at December 31, 2017 to be reclassified from other reserves to retained earnings on January 1, 2018. The remaining available-for-sale financial assets of the Group to the extent of RMB3,730 million will be reclassified to financial assets at fair value through other comprehensive income and not recycling to income statement.

There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss, while the Group does not have any such liabilities.

Impairment of financial assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Group expects changes in the loss allowance for account receivables to be insignificant.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments.

IFRS 16 Leases

IFRS 16 will result in almost all leases being recognised on the statement of financial position, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.2	Recent accounting pronouncements (Continued)

The accounting for lessors will not be significantly changed. The standard will affect primarily the accounting for Group’s operating leases. The Group has just commenced its assessment and have not yet determined to what extent its commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows.

2.3	Principles of consolidation and equity accounting

(a)	Subsidiaries

Subsidiaries are all entities (including VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet, respectively.

(b)	Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognized at cost. Interests in associates are accounted for using the equity method of accounting (see (d) below), after initially being recognised at cost in the consolidated balance sheet.

(c)	Joint ventures

Interests in joint ventures are accounted for using the equity method (see (d) below), after initially being recognised at cost in the consolidated balance sheet.

(d)	Equity accounting

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.3	Principles of consolidation and equity accounting (Continued)

(d)	Equity accounting (Continued)

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealised gains on transactions between the group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in note 2.10 whenever there is an indication that the carrying amount may be impaired in accordance with note 2.11(e).

2.4	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the group

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is United States Dollars (“US$”). As the major operations of the Group are within the PRC, the Group presents its consolidated financial statements in Renminbi (“RMB”), unless otherwise stated

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in the income statement.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within other gains/losses.

(c)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.6	Foreign currency translation (Continued)

(c)	Group companies (Continued)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. Currency translation differences arising are recognized in other comprehensive income.

2.7	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Servers and network equipment	3 – 5 years
Office furniture, equipment and others	3 – 5 years
Leasehold improvement	Shorter of expected lives of leasehold improvements and lease term

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

2.8	Goodwill

Goodwill is measured as described in Note 2.10. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.8	Goodwill (Continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

2.9	Other intangible assets

(a)	Domain name, trademark and Internet audio/video program transmission license

Separately acquired domain name, trademark and Internet audio/video program transmission license are shown at historical cost. These assets acquired in a business combination are recognized at fair value at the acquisition date. Domain name, trademark and Internet audio/video program transmission license have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of these assets and over their respective useful live of no more than 12 years. The useful lives of these assets are the periods over which they are expected to be available for use by the Group, and the management of the Group also take into account of past experience when estimating the useful lives.

(b)	Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination are recognized initially at fair value at the acquisition date and subsequently carried at the amount initially recognized less accumulated amortization and impairment loss, if any. Amortization is calculated using the straight-line method to allocate the costs of acquired intangible assets over the following estimated useful lives:

Online users	1 year
Corporate customer relationship	3 – 4 years
Supplier resources	3 – 6 years
Non-compete agreements	4 – 5 years

2.10	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment review on the goodwill of the Group is conducted by the management as at December 31 according to IAS 36 “Impairment of assets”. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.11	Investments and other financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period. See Note 24 for details about each type of financial asset.

(i)	Financial assets at fair value through profit or loss

The Group classifies financial assets at fair value through profit or loss if they are acquired principally for the purpose of selling in the short term, i.e. are held for trading. They are presented as current assets if they are expected to be sold within 12 months after the end of the reporting period; otherwise they are presented as non-current assets. The Group’s short-term investments were classified as financial assets at fair value through profit or loss.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. The Group’s loans and receivables comprise of trade and other receivables and cash and cash equivalents.

(iii)	Available-for-sale financial assets

Investments are designated as available-for-sale financial assets if they do not have fixed maturities and fixed or determinable payments, and management intends to hold them for the medium to long-term. Financial assets that are not classified into any of the other categories (at fair value through profit or loss, loans and receivables or held-to-maturity investments) are also included in the available-for-sale category.

The financial assets are presented as non-current assets unless they mature, or management intends to dispose of them within 12 months of the end of the reporting period.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.11	Investments and other financial assets (Continued)

(c)	Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement.

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized as follows:

•	for “financial assets at fair value through profit or loss”—in profit or loss within other gains/losses

•	for “available-for-sale financial assets” that are monetary securities denominated in a foreign currency—translation differences related to changes in the amortized cost of the security are recognized in the income statement and other changes in the carrying amount are recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale—in other comprehensive income.

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in the income statement when the Group’s right to receive payments is established.

Interest income from financial assets at fair value through profit or loss and on loans and receivables calculated using the effective interest method are recognized as interest income in the income statement.

Details on how the fair value of financial instruments is determined are disclosed in Note 3.3.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet where the Company currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Company has also entered into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.

(e)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.11	Investments and other financial assets (Continued)

(e)	Impairment of financial assets (Continued)

that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

(i)	Assets carried at amortized cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in income statement. Impairment testing of accounts receivable is described in Note 15.

(ii)	Assets classified as available-for-sale

If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income statement—is removed from equity and recognized in the income statement.

Impairment losses on equity instruments that were recognized in income statement are not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through income statement.

2.12	Inventories

Inventories, mainly consisting of merchandise for sale, are primarily accounted for using the weighted average method and are stated at the lower of cost and net realizable value.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.13	Accounts receivable

Accounts receivable are amounts due from customers for goods sold or services performed in the ordinary course of business. Accounts receivable is generally due for settlement within 30 to 90 days and therefore are all classified as current.

2.14	Short-term investments

Short-term investments are investments issued by commercial banks in the PRC with a variable interest rate indexed to performance of underlying assets. Since these investments’ maturity dates are within one year, they are classified as current assets.

2.15	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term deposits with original maturities of three months or less.

2.16	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17	Accounts and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 1 year of recognition. Accounts and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period.

2.18	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.18	Current and deferred income tax (Continued)

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit/loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

(c)	Offsetting

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.19	Employee benefits

(a)	Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period. Employee entitlements to sick and maternity leave are not recognized until the time of leave.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.19	Employee benefits (Continued)

(b)	Pension obligations

The Group participates in various defined contribution retirement benefit plans which are available to all relevant employees. These plans are generally funded through payments to schemes established by governments or trustee-administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on a mandatory, contractual or voluntary basis into a separate fund. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plan prior to vesting fully in the contributions.

2.20	Share-based payments

The Group operates a number of equity-settled share-based compensation plan (including share option schemes and share award schemes), under which the Group receives services from employees as consideration for equity instruments (including stock options and restricted shares units (“RSUs”)) of the Group. In addition, the controlling shareholder, Tencent, also operates certain share-based compensation plans (mainly share option schemes and share award schemes) which may cover the employees of the Group. Share awards granted to the employees of the Group are measured at the grant date based on the fair value of equity instruments and are recognized as an expense over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied, and credited to equity as “share-based compensation reserve” if it is related to equity instruments of the Company or as “contribution from ultimate holding company” if it is related to equity instruments of Tencent.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using the binomial model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends. For grant of award shares, the total amount to be expensed is determined by reference to the fair value of the Company or market price of Tencent’s shares at the grant date.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

2.21	Provisions

Provisions for legal claims and service warranties are recognized when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.21	Provisions (Continued)

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

2.22	Revenue recognition

The Group generates revenues primarily from provision of music entertainment services, such as paid music, virtual gifts sales and content sublicensing, and online advertising. Revenue is recognized when or as the control of the services or goods is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the services and goods may be transferred over time or at a point in time.

(a)	Revenue from online music services

Online music services revenues primarily include revenues from paid subscriptions, sale of digital music singles and albums, content sublicensing and online advertising.

The Group provides to users certain subscription packages which entitle paying subscribers a fixed amount of downloads per month and unlimited “ad-free” streaming of the Group’s full music content offerings with certain privilege features on its music platforms. The subscription fee for these packages is time-based and is collected upfront from subscribers. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

The Group also sells digital music singles and albums to users. Upon purchase of the digital content, the users can have access to online streaming of the digital music or download them to their devices which are the Group’s implied performance obligation on the Group’s platforms. The proceeds from sales of digital music singles and albums are initially recorded as deferred revenue and are recognized ratably over the expected services period of not longer than six months that the Group satisfies its performance obligation. The expected service period is based on past experiences.

The above services can be paid directly by users by way of online payment channels or through various third party platforms. The Group records revenue on gross basis according to the criteria stated in (c) below and recognizes service fees levied by online payment channels or third party platforms (“Channel Fees”) as the cost of revenues in the same period as the related revenue is recognized.

The Group sublicenses certain of the Group’s music content to other music platforms for a fixed period of time that falls within the original license period. Revenues from sublicensing the content is recognized over the sublicense period as the Group is obliged to update the licensed content library for any new contents during the sublicense period, while it is impractical to bifurcate the fees between existing contents and new contents. The Group only recognizes revenue when it is highly probable that this will not result in a significant reversal of revenue when any uncertainty is resolved.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.22	Revenue recognition (Continued)

(a)	Revenue from online music services (Continued)

Advertising revenue is primarily generated through display ads on the Group’s platforms. Advertising contracts are signed to establish the fixed prices and advertising services to be provided based on cost per display (“CPD”) or cost per mille (“CPM”) arrangements. When the collectability is reasonably assured, advertising revenues from the CPD arrangements are recognized ratably over the contract period of display while revenue from the CPM advertising arrangements are recognized based on the number of times that the advertisement has been displayed. The Group allocates revenue to each performance obligation on a relative stand-alone selling price basis which is determined with reference to the charged to customers.

The Group also entered into contracts with advertising agencies both third-party and controlled by Tencent, which represent the Group in negotiation and contracting with advertisers. The Group shares with these advertising agencies a portion of the revenues the Group derives from the advertisers. Revenues are recognized on a gross or net basis based on assessment according to the criteria stated in (c) below. If revenue for advertising through these advertising agencies are recorded at the gross amount, the portion remitted to advertising agencies, including any cash incentive in the form of commissions, is recorded as cost of revenues. If revenue for advertising through these advertising agencies are recorded at the net amount, cash incentives, in the form of commissions to any advertising agencies based on volume and performance, are accounted for as a reduction of revenue, based on expected performance.

(b)	Revenue from social entertainment services and others

The Group offers virtual gifts to users for free or sell virtual gifts to users on the Group’s online karaoke and live streaming platforms. The virtual gifts are sold to users at different specified prices as pre-determined by the Group. The utilization of each virtual gift sold to users is considered as the performance obligation and the Group allocates revenue to each performance obligation on a relative stand-alone selling price basis, which are determined based on the prices charged to customers.

Virtual gifts are categorized as consumable, time-based and durable. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period. The Group does not have further obligations to the user after the virtual gifts are consumed immediately or after the stated period for time-based items. The revenue for the sale of consumable virtual gifts on the online streaming platforms is recognized immediately when a virtual item is consumed or, in the case of a time-based virtual item, recognized ratably over the useful life of the items, which generally does not exceed one year. The Group does not have further obligations to the user after the virtual gifts are consumed. The Group recognizes the revenue for sale of durable virtual gifts on the online karaoke platform over their estimated lifespans of not longer than six months, which are determined by the management based on the expected service period derived from past experiences, given there is an implicit obligation of the Group to maintain the virtual gifts operated on its platforms.

The Group may share with performers a portion of the revenues derived from the sale of the virtual gifts on the online karaoke and live streaming platforms. Revenues for the sale of virtual gifts are recorded at the gross amount with the portion remitted to performers is recorded as cost of revenues as

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.22	Revenue recognition (Continued)

(b)	Revenue from social entertainment services and others (Continued)

the Group considers itself the primary obligor in the sale of virtual gifts with the latitude in establishing prices, and the rights to determine the specifications or change the virtual gifts.

In addition to virtual item sales, the Group also generate revenue from online karaoke and live streaming services by selling premium memberships that provide paying users with certain privileges. The fees for these packages are time-based ranging from one month to twelve months and are collected up-front from subscribers. The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services over the subscription period and revenue is recognized ratably over the subscription period.

(c)	Principal agent consideration

The Group reports the revenue on a gross or net basis depending on whether the Group is acting as a principal or an agent in a transaction. The determination of whether to report the revenues of the Group on a gross or net basis is based on an evaluation of whether various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service; (iv) has involvement in the determination of product and service specifications.

2.23	Interest income

Interest income is recognized using the effective interest method.

2.24	Cost of revenues

Cost of revenues mainly consists of service costs, bandwidth and server costs, advertising agency fees, channel fees, amortization of intangible assets, salaries and benefits for operation personnel (including related share-based compensation) and others.

Service costs include royalty payments to music content providers and revenue sharing with performers on the online karaoke and live streaming platforms. Payment arrangements with music content providers are mainly calculated under pre-determined revenue sharing based on actual usage of content. Certain arrangements require the Group to pay certain non-recoupable royalty in advance. The Group expenses the non-recoupable royalty on a straight-line basis over the relevant contractual periods and accrues additional royalty costs when revenue sharing during a contractual period is expected to exceed the non-recoupable royalty amounts.

2.25	Sales and marketing expenses

Sales and marketing expenses mainly consist of advertising expenses to acquire user traffic for our online music show platforms, salaries and commissions for our sales and marketing personnel (including related share-based compensation) and intangible assets amortization. Advertising costs are included in “Sales and marketing” and are expensed when the service is received.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

2	Summary of significant accounting policies (Continued)

2.26	General and Administrative Expenses

General and administrative expenses mainly consist of salaries and benefits for management and administrative personnel and research and development personnel (including related share-based compensation), rental and depreciation expenses related to facilities and equipment used by our research and development team, professional service expense, amortization of intangible assets, allowance for doubtful debts and other general corporate expenses. The Group recognizes research and development related costs as expense when incurred as the amount of costs qualifying for capitalization has been immaterial.

2.27	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.28	Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases (Note 25). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

2.29	Dividends distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.

Distribution of non-cash assets to the Company’s shareholders is recognized and measured at the fair value of the non-cash assets to be distributed. Any difference between the fair value and the carrying amount of the non-cash assets to be distributed is recognized in the income statement.

3	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group.

(a)	Market risk

(i)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to RMB and US$. Foreign exchange risk arises when future commercial transactions or recognised assets and liabilities are denominated in a currency that is not the respective functional

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

3	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

currency of the Group’s subsidiaries. The functional currency of the Company and majority of its overseas subsidiaries is US$ whereas the functional currency of the subsidiaries which operate in the PRC is RMB. The Group currently does not hedge transactions undertaken in foreign currencies but manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures.

If RMB had strengthened/weakened by 5% against US$ with all other variables held constant, the post-tax profit would have been RMB23 million higher/lower and RMB14 million higher/lower, for the years ended December 31, 2016 and 2017, respectively, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in RMB/US$ which is not the functional currencies of the respective Group’s entities.

(ii)	Price risk

The Group is exposed to price risk because of investments held by the Group, which are classified as available-for-sale financial assets. The Group is not exposed to commodity price risk.

The sensitivity analysis is determined based on the exposure to equity price risk of available-for-sale financial assets at the end of each reporting period. If equity prices of the respective instruments held by the Group had been 5% higher/lower, the other comprehensive income would have been approximately RMB1 million and RMB187 million higher/lower, for the years ended December 31, 2016 and 2017, respectively.

(iii)	Interest rate risk

Other than term deposits with initial terms of over three months and cash and cash equivalents, the Group has no other significant interest-bearing assets. The directors of the Company do not anticipate there is any significant impact to interest-bearing assets resulted from the changes in interest rates, because the interest rates of these assets are not expected to change significantly.

(b)	Credit risk

The Group is exposed to credit risk in relation to its cash and cash deposits (including term deposits) placed with banks and financial institutions, short-term investments, as well as accounts and other receivables. The carrying amount of each class of these financial assets represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.

The Group has policies in place to ensure that credit terms are granted to counterparties, including customers for contents sublicenses, advertising agencies, third parties platforms as well as entities under Tencent, with an appropriate credit history and the Group performs periodic credit evaluations of these counterparties. Management does not expect any loss arising from non-performance by these counterparties. Customers for contents sublicenses and the third parties platforms are reputable corporations with sound

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

3	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(b)	Credit risk (Continued)

financial position. The credit quality of the advertising agencies are assessed on a regular basis based on historical settlement records and past experience. Provisions are made for past due balances when management considers the loss from the counterparties is likely. The Group’s historical experience in collection of receivables falls within the recorded allowances.

In addition, deposits are only placed with reputable domestic or international financial institutions. There has been no recent history of default in relation to these financial institutions.

Top five customers accounted for 30% of gross accounts receivables comprise of 12%, 12%, 3%, 2% and 1% from these top five customers. Nevertheless no single external customer amount to more than 10% of the revenue of the Group.

(c)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and short-term investments to meet financial obligations when due. Management monitors rolling forecasts of the Group’s liquidity requirements on the basis of expected cash flows and considering the maturities of financial assets and financial liabilities.

As of December 31, 2016 and 2017, the Group did not have any external borrowings and majority of its financial liabilities, mainly comprise of accounts payable and other payables and accruals, are due for settlement contractually within 12 months and the contractual undiscounted cash outflow of the Group’s financial liabilities approximates their carrying amounts included in the consolidated balance sheet.

3.2	Capital risk management

The Group’s objectives on managing capital are to safeguard the Group’s ability to continue as a going concern and support the sustainable growth of the Group in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In the opinion of the directors of the Company, the Group’s capital risk is low.

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as of December 31, 2016 and 2017 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

3	Financial risk management (Continued)

3.3	Fair value estimation (Continued)

The Group’s financial instruments carried at fair values comprised short-term investments and available-for-sale financial assets stated in the consolidated balance sheets as of December 31, 2016 and 2017 were measured at level 2 and level 3 fair value hierarchy, respectively.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

The Group performs valuation on these level 3 instruments for financial reporting purposes. The Group adopts various valuation techniques to determine the fair value of the level 3 instruments. External valuation experts may also be involved and consulted when it is necessary.

The components of the level 3 instruments mainly include investments in private investment funds and unlisted companies. As these instruments are not traded in an active market, their fair values have been determined using various applicable valuation techniques, including discounted cash flows approach and comparable transactions approach, etc. Major assumptions used in the valuation include historical financial results, assumptions about future growth rates, estimates of weighted average cost of capital (WACC), recent market transactions, discount for lack of marketability and other exposure etc. The fair value of these instruments determined by the Group requires significant judgement, including the likelihood of non-performing by the investee companies, financial performance of the investee companies, market value of comparable companies as well as discount rate, etc.

During the year ended December 31, 2016 and 2017, there was no transfer between level 1 and 2 for recurring fair value measurements. Movement of the available-for-sale financial assets that using level 3 measurements see the following table have been presented in Note 13.

4	Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Consolidation of VIEs

As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs not withstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

4	Critical accounting estimates and judgments (Continued)

(a)	Consolidation of VIEs (Continued)

Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

(b)	The estimates of the lifespans of durable virtual gifts

Users purchase certain durable virtual gifts on the Group’s online karaoke and live streaming platforms and the relevant revenue is recognized based on the estimated lifespans of the virtual gifts. The estimated lifespans are determined by the management based on the expected service period derived from historical data of user relationship period.

Significant judgements are required in determining the expected user relationship periods, including but not limited to historical users’ activities patterns and churn out rate. The Group has adopted a policy of assessing the estimated lifespans of virtual gifts on a regular basis whenever there is any indication of change in the expected user relationship periods. Any change in the estimates may result in the revenue being recognized on a different basis from that in prior periods.

(c)	Business combination

In business combinations, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. See Note 22.

(d)	Share-based compensation arrangements

The Group measures the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. The assumptions and models used for estimating the fair value of share-based payment transactions are disclosed in Note 19.

(e)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

5	Other (losses)/gains, net

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Government grants (note)	9	30
Impairment provision for investments in associates	—	(2)
Net foreign exchange gains/(losses)	(23)	18
Gain on step-up acquisition arising from business combination (Note 22(b))	—	72
Other	1	6

	(13)	124

Note: There are no unfulfilled conditions or contingencies related to these subsidies.

6	Expense by nature

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Service costs (note i)	2,481	6,142
Advertising agency fees	151	188
Employee benefits expenses (note ii and note iii)	721	1,373
Promotion and advertising expenses	193	660
Operating lease rentals in respect of office buildings	23	48

Notes:

(i)	Service costs mainly comprise of licensing costs, revenue sharing fees paid to content creators and content delivery costs relating primarily to server, cloud services and bandwidth costs.
(ii)	During the year ended December 31, 2016 and 2017, the Group incurred expenses for the purpose of research and development of approximately RMB449 million and RMB797 million, which comprised employee benefits expenses of RMB402 million and RMB724 million, respectively.

No significant development expenses had been capitalized for the years ended December 31, 2016 and 2017.

(iii)	Employee benefits expenses

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Wages, salaries and bonuses	335	723
Welfare, medical and other expenses	184	204
Share-based compensation expenses	170	384
Contribution to pension plans	32	62

	721	1,373

Majority of the Group’s contributions to pension plans are related to the local employees in the PRC. All local employees of the subsidiaries in the PRC participate in employee social security plans established in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the governmental authorities. Except for the contributions made to these social security plans, the Group has no other material commitments owing to the employees. According

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

6	Expense by nature (Continued)

to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to certain ceilings imposed. These contributions are paid to the respective labour and social welfare authorities and are expensed as incurred.

7	Taxation

(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Under the current tax laws of Hong Kong, TME HK is subject to Hong Kong profits tax at 16.5% on its taxable income generated from the operation in Hong Kong. Dividends from TME HK is exempt from withholding tax.

(iii)	PRC

Under the Corporate Income Tax (“CIT”) Law, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise”(“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction half for the next three years. Shenzhen Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone (“Qianhai”) receives quality support in piloting the exploration of tax reforms in the modern service industry within the framework of national tax system reform. For eligible enterprises in Qianhai, CIT shall be levied at a reduced tax rate of 15%.

Guangzhou Kugou and Beijing Kuwo have been recognized as HNTE under the CIT law by relevant government authorities entitled to preferential tax rate of 15% for the years ended December 31, 2016 and 2017. Guangzhou Fanxing Entertainment Information Technology Co., Ltd has been recognised as HNTE under the CIT law by relevant government authorities entitled to preferential tax rate of 15% for the year ended December 31, 2017. Yeelion Online was qualified as a SE and has enjoyed the relevant tax holiday starting from the year ended December 31, 2017 (i.e. its first profitable year). Tencent Music Entertainment Technology (Shenzhen) Co., Ltd has been entitled to preferential tax rate of 15% as an eligible enterprise in Qianhai. The other PRC subsidiaries and Consolidated VIEs are subject to a 25% CIT rate.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

7	Taxation (Continued)

(a)	Income tax expense (Continued)

(iii)	PRC (Continued)

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes.

The income tax expense of the Group are analyzed as follows:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Current income tax	105	353
Deferred income tax (note b)	(76)	(75)

Total income tax expense	29	278

The taxation on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rate of 25% for the year ended December 31, 2016 and 2017, being the tax rate of the major subsidiaries of the Group before enjoying preferential tax treatments, as follows:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Profit before income tax expense	114	1,597

Tax calculated at a tax rate of 25%	28	399
Effects of difference tax rates applicable to different subsidiaries of the Group	28	(56)
Effects of tax holiday on assessable profit of certain subsidiaries	—	(39)
Effects of preferential tax rate on assessable profit of certain subsidiaries	(20)	(161)
Expense not deductible for tax purposes	63	107
Income not subject to tax	(44)	(10)
Tax savings from additional deductions on certain research and development expenses available for PRC incorporated subsidiaries	(5)	(19)
Withholding tax paid	—	22
Unrecognised deferred income tax assets	36	81
Utilization of previously unrecognised tax assets	(48)	(45)
Others	(9)	(1)

	29	278

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

7	Taxation (Continued)

(a)	Income tax expense (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Effects of tax holiday on assessable profit of certain subsidiaries	—	39

Per share effect—basic	—	0.01
Per share effect—diluted	—	0.01

The Group’s profit before tax consists of:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Non-PRC	(178)	266
PRC	292	1,331

	114	1,597

(b)	Deferred income tax

	As of December 31,
	2016	2017
	RMB’million	RMB’million
The deferred tax assets comprise temporary differences attributable to:

Deferred revenue	35	24
Accruals	11	45
Deemed distribution	36	25
Others	5	12

Total deferred tax assets	87	106

Set-off of deferred tax liabilities pursuant to set-off provisions	—	(1)

Net deferred tax assets	87	105

The deferred tax liabilities comprise temporary differences attributable to:

Intangible assets acquired in business combinations	347	298
Others	3	7

Total deferred tax liabilities	350	305

Set-off of deferred tax liabilities pursuant to set-off provisions	—	(1)

Net deferred liabilities	350	304

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

7	Taxation (Continued)

(b)	Deferred income tax (Continued)

The recovery of deferred income tax:

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Deferred tax assets:
to be recovered after more than 12 months	31	26
to be recovered within 12 months	56	79

	87	105

Deferred tax liabilities:
to be recovered after more than 12 months	292	250
to be recovered within 12 months	58	54

	350	304

The movements of deferred income tax assets were as follows:

	Deferred revenue	Accruals	Deemed distribution	Others	Total
	RMB’million	RMB’million	RMB’million
At January 1, 2016	—	—	—	—	—
Credited to income statement	31	11	—	1	43
Recognized in equity	—	—	36	—	36
Business combination (Note 22)	4	—	—	4	8

At December 31, 2016	35	11	36	5	87

Credited/(charged) to income statement	(11)	34	(11)	7	19

At December 31, 2017	24	45	25	12	106

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As of December 31, 2016 and 2017, the Group did not recognize deferred income tax assets of RMB89 million and RMB125 million in respect of cumulative tax losses amounting to, RMB449 million and RMB496 million. These tax losses will expire from 2018 to 2022.

The movements of deferred income tax liabilities were as follows:

	Intangible assets	Others	Total
	RMB’million	RMB’million	RMB’million
At January 1, 2016	—	—	—
(Credited)/charged to income statement	(36)	3	(33)
Business combination (Note 22)	383	—	383

At December 31, 2016	347	3	350

(Credited)/charged to income statement	(58)	2	(56)
Business combination (Note 22)	11	—	11

At December 31, 2017	300	5	305

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

7	Taxation (Continued)

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

8	Earning per share

(a)	Basic earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

(b)	Diluted earnings per share

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Basic income per share calculation
Numerator:
Net income attributable to the Company	82	1,326
Denominator:
Weighted average ordinary shares outstanding	1,831,604,053	2,593,157,207
Basic net income per share attributable to the Company	0.04	0.51

Diluted net income per share calculation
Numerator:
Net income attributable to the Company	82	1,326
Denominator:
Weighted average ordinary shares outstanding	1,831,604,053	2,593,157,207
Adjustments for share options and RSU	67,815,772	46,309,205

Shares used in computing diluted net loss per share attributable to the Company	1,899,419,825	2,639,466,412
Diluted net income per share attributable to the Company	0.04	0.50

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

9	Property, plant and equipment

	Servers and network equipment	Leasehold improvement	Office furniture, equipment and others	Total
	RMB million	RMB million	RMB million	RMB million
At January 1, 2016
Cost	—	—	4	4
Accumulated depreciation	—	—	(1)	(1)

Net book amount	—	—	3	3

Year ended December 31, 2016
Opening net book amount	—	—	3	3
Additions	31	6	4	41
Business combination (Note 22)	52	36	8	96
Disposals	(1)	—	(1)	(2)
Depreciation charge	(17)	(10)	(3)	(30)

Closing net book amount	65	32	11	108

At December 31, 2016
Cost	82	42	15	139
Accumulated depreciation	(17)	(10)	(4)	(31)

Net book amount	65	32	11	108

Year ended December 31, 2017
Opening net book amount	65	32	11	108
Additions	43	33	7	83
Disposals	(1)	—	(1)	(2)
Depreciation charge	(35)	(22)	(5)	(62)

Closing net book amount	72	43	12	127

At December 31, 2017
Cost	123	75	22	220
Accumulated depreciation	(51)	(32)	(10)	(93)

Net book amount	72	43	12	127

During the year ended December 31, 2016, depreciation of RMB15 million, RMB2 million and RMB13 million were charged to cost of revenues, selling and marketing expenses and general and administrative expenses, respectively.

During the year ended December 31, 2017, depreciation of RMB33 million, RMB2 million and RMB27 million were charged to cost of revenues, selling and marketing expenses and general and administrative expenses, respectively

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

10	Intangible assets

	Domain name, trademark and Internet audio/video program transmission license	Supplier resources	Customer relationships	Non-compete agreement	Others	Total
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million
At January 1, 2016
Cost	—	—	—	—	—	—
Accumulated amortisation	—	—	—	—	—	—

Net book amount	—	—	—	—	—	—

Year ended December 31, 2016
Opening net book amount	—	—	—	—	—	—
Additions	—	—	—	—	—	—
Business combination (Note 22)	1,340	315	235	131	192	2,213
Amortisation charge	(55)	(23)	(29)	(14)	(85)	(206)

Closing net book amount	1,285	292	206	117	107	2,007

At December 31, 2016
Cost	1,340	315	235	131	197	2,218
Accumulated amortisation	(55)	(23)	(29)	(14)	(90)	(211)

Net book amount	1,285	292	206	117	107	2,007

Year ended December 31, 2017
Opening net book amount	1,285	292	206	117	107	2,007
Additions	—	—	—	—	4	4
Business combination (Note 22)	—	16	3	1	4	24
Disposals	—	—	—	—	(1)	(1)
Amortisation charge	(116)	(49)	(61)	(29)	(62)	(317)

Closing net book amount	1,169	259	148	89	52	1,717

At December 31, 2017
Cost	1,340	331	238	131	81	2,121
Accumulated amortisation	(171)	(72)	(90)	(42)	(29)	(404)

Net book amount	1,169	259	148	89	52	1,717

During the year ended December 31, 2016, amortization of RMB27 million, RMB109 million and RMB70 million were charged to cost of revenues, selling and marketing expenses and general and administrative expenses, respectively.

During the year ended December 31, 2017, amortization of RMB60 million, RMB109 million and RMB148 million were charged to cost of revenues, selling and marketing expenses and general and administrative expenses, respectively.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

11	Goodwill

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Balance as of January 1,	—	15,762
Goodwill acquired (Note 22)	15,762	500

Balance as of December 31,	15,762	16,262

Goodwill is tested for impairment on an annual basis or when there are indications the carrying amount may be impaired. In 2016 and 2017, the Group had only one operating segment, for the purpose of impairment testing, goodwill is regarded as attributable to the Group as a whole.

Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations use cash flow projections developed based on financial budgets approved by management of the Group covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated annual growth of not more than 3%. Pre-tax discount rates of 15% adopted, which reflects market assessments of time value and the specific risks relating to the industry that the Group operates. The financial projections were determined by the management based on past performance and its expectation for market development.

No impairment is recognized for the year ended December 31, 2016 and 2017.

12	Investments accounted for using equity method

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Investments in associates	282	324
Investments in joint ventures	10	54

	292	378

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Share of profits/(losses) of investments accounted for using equity method:
Associates	12	13
Joint ventures	(1)	(9)

	11	4

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

12	Investments accounted for using equity method (Continued)

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
At beginning of the year	—	292
Additions	—	89
Business combination (Note 22)	290	1
Share of profit of investments accounted for using equity method	11	4
Disposal	(12)	—
Impairment provision	—	(2)
Currency translation differences	3	(6)

At the end of the year	292	378

The principal associates and joint ventures of the Group are set out below:

Name of entity	Place of business/country of incorporation	% of ownership interest As of December 31,
		2016	2017
		%	%
United Entertainment Corporation	Cayman	30.00%	30.00%
Liquid State Limited	Hong Kong	—	50.00%
Beijing New Sound Entertainment Ltd.	China	70.00%	70.00%
Beijing Quku Technology Co., Ltd.	China	38.00%	38.00%
Beijing Tianhaoshengshi Entertainment Culture Co., Ltd.	China	43.90%	43.90%
Shenzhen United Entertainment Equity Investment Center (Limited Partnership)	China	—	50.00%

The tables below provide summarized financial information of the Group’s investments accounted for using equity method. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments and modifications for differences in accounting policies.

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
Revenue	260	403
Cost of revenue	(141)	(280)
Income from operations	65	16
Net income	38	17
Current assets	709	786
Non-current assets	160	201
Current liabilities	168	200
Non-current liabilities	5	1

There are no material contingent liabilities relating to the Group’s interests in the investments accounted for using equity method.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

13	Available-for-sale financial assets

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Equity investments in unlisted securities	10	3,740

Movement of available-for-sale financial assets is analyzed as follows:

	Year ended December 31,
	2016	2017
	RMB’million	RMB’million
At beginning of the year	—	10
Additions (note)	—	7,547
Business combination (Note 22)	10	—
Deemed distribution (note)	—	(3,774)
Currency translation differences	—	(43)

At the end of the year	10	3,740

Note:

In December 2017, the Group entered into a share subscription agreement (“Spotify Subscription Agreement”) with Spotify Technology S.A. (“Spotify”) to subscribe for 8,552,440 ordinary shares or approximately 4.92% of issued ordinary shares of Spotify, at valuation of RMB7,547 million (US$1,142 million), by issuance of 282,830,698 ordinary shares of the Company as consideration. Immediately after the completion of the subscription, the Company transferred 50% of its ordinary shares in Spotify amounting to approximately RMB3,774 million to its controlling shareholder, Tencent, as part of the distribution of stock dividend as described below.

On December 7, 2017, the board of directors of the Company resolved to offer 255,185,879 ordinary shares as fully paid stock dividend to all shareholders of the Company on a pro rata basis and after giving effect to the wavier of stock dividend by Spotify and Tencent, as detailed below, 88,726,036 ordinary shares as fully paid stock dividend have been issued to the Company’s shareholders other than Spotify and Tencent. The stock dividend paid was credited to share capital at the par value of the stock dividend paid with corresponding debited to additional paid-in capital of the same amount.

Pursuant to the Spotify Subscription Agreement, Spotify has waived its right to receive any bonus shares of the Company. In consideration for the waiver to receive stock dividend by Tencent, a certain number of ordinary shares of Spotify acquired by the Company were transferred to Tencent at US$1, which are accounted for as distribution in equity within additional paid-in capital (Note 17).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

14	Prepayments, deposits and other receivables

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Included in non-current assets
Prepayment for leasehold improvement	9	—
Prepaid content royalties	263	191
Others	—	13

	272	204

Included in current assets
Prepaid content royalties	781	831
Value-added tax recoverable	89	82
Prepaid vendors deposits and other receivables	26	39
Prepaid promotion expenses	—	40
Receivable from Tencent (Note 26(b))	1	59
Others	35	51

	932	1,102

15	Accounts receivable

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Accounts receivable	725	1,170
Less: provision for impairment of trade receivables	(6)	(9)

Accounts receivable, net	719	1,161

Ageing analysis of the accounts receivables based on invoice date:
Up to 3 months	679	1,123
3 to 6 months	36	31
Over 6 months	10	16

	725	1,170

Ageing analysis of the accounts receivables that past due but not impaired:
Up to 6 months	16	44
Over 6 months	4	7

	20	51

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

15	Accounts receivable (Continued)

Movements in the provision for impairment of accounts receivables that are assessed for impairment collectively are as follows:

	As of December 31,
	2016	2017
	RMB’million	RMB’million
At January 1	—	6
Provision for impairment recognized in income statement	7	6
Receivables written off during the year as uncollectible	(1)	(3)

At December 31	6	9

As of December 31, 2016 and 2017, the amounts of accounts receivables that are past due and impaired were insignificant to the Group.

16	Cash and cash equivalents

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Cash at bank	3,071	3,419
Term deposits with initial terms within three months	—	1,755

	3,071	5,174

The effective interest rate of the term deposits of the Group with initial terms within three months during the year ended December 31, 2016 and 2017 was 2.56% and 2.91%.

17	Share capital

	Number of shares	Share capital	Additional paid- in capital
		RMB’million	RMB’million
Balance January 1, 2016	1,290,862,550	1	—
Issuance of ordinary shares for the reverse acquisition (Note 22(a))	1,080,239,767	1	17,992
Issuance of ordinary shares (note (i))	172,712,345	—	2,071

Balance December 31, 2016	2,543,814,662	2	20,063
Issuance of ordinary shares	15,939,000	—	—
Issuance of stock dividend (Note 13)	88,726,036	—	—
Exercise of share options	39,262,654	—	79
Issuance of ordinary shares in exchange for ordinary shares in an investee (note ii) (Note 13)	282,830,698	—	7,547
Distribution to Tencent (Note 13)	—	—	(3,774)

Balance December 31, 2017	2,970,573,050	2	23,915

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

17	Share capital (Continued)

Notes:

(i)	In November 2016, 172,712,345 ordinary shares of the Company were allotted and issued to existing shareholders for an aggregated consideration of approximately RMB1,901 million. These shares rank pari passu in all respects with the shares in issue. The excess over the par value was credited to the additional paid-in capital.
(ii)	These shares rank pari passu in all respects with the shares in issue. The excess over the par value was credited to the additional paid-in capital.

18	Other reserves

	Share based compensation reserve	Contribution from/ (Distribution to) ultimate holding company	PRC statutory reserve	Foreign currency translation reserve	Total other reserves
	RMB’million	RMB’million	RMB’million	RMB’million	RMB’million

At January 1, 2016	—	577	—	—	577
Other currency translation differences	—	—	—	42	42
Share-based compensation	142	28	—	—	170
Deemed distribution	—	(189)	—	—	(189)
Profit appropriations to PRC statutory reserves	—	—	17	—	17

At December 31, 2016	142	416	17	42	617

Other currency translation differences	—	—	—	(143)	(143)
Business combination (Note 22(b))	99	—	—	—	99
Deemed contribution	—	20	—	—	20
Share-based compensation	335	27	—	—	362
Profit appropriations to PRC statutory reserves	—	—	42	—	42

At December 31, 2017	576	463	59	(101)	997

19	Share-based compensation

(a)	Share-based compensation plans of the Company

The Group has adopted three share-based compensation plans, namely, the 2014 Share Incentive Plan, the 2017 Restricted Share Scheme and the 2017 Option Plan.

(i)	2014 Share Incentive Plan

2014 Share Incentive Plan was approved by the then board of directors of the Company in October 2014 prior to the Reverse Acquisition. According to the 2014 Share Incentive Plan, 104,760,000 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the board of directors of the Company. The options will be

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

exercisable only if option holder continues employment or provide services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one-fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half of a year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth (1/4) of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Under the second category vesting schedule, in the event of the Company’s completion of an Initial Public Offering (IPO) or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). For the third category vesting schedule, all options shall vest upon the first anniversary of the grant date, and in the event of the Company’s completion of an IPO.

The option holders may elect at any time to exercise any part or all of the vested options before the expiry date.

	Number of options	Weighted-average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2016	—	—	—
Arising from business combination	98,821,647	0.25	2.04
Forfeited	2,116,800	0.29	1.98

Outstanding as of December 31, 2016	96,704,847	0.25	2.05

Vested and expected to vest as of December 31, 2016	87,734,832	0.24	2.04
Exercisable as of December 31, 2016	59,808,852	0.25	2.03
Non vested as of December 31, 2016	36,895,995	0.24	2.08
Outstanding as of January 1, 2017	96,704,847	0.25	2.05
Exercised	39,262,654	0.30	1.98
Forfeited	3,943,920	0.24	2.08

Outstanding as of December 31, 2017	53,498,273	0.21	2.09

Vested and expected to vest as of December 31, 2017	49,573,551	0.20	2.09
Exercisable as of December 31, 2017	33,196,944	0.18	2.11
Non vested as of December 31, 2017	20,301,329	0.26	2.06

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

The fair values of employee stock options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	As of December 31,
	2016	2017
Risk free interest rate	1.5%	1.5%
Expected dividend yield	0%	0%
Expected volatility range	64%-65%	64%-65%
Exercise multiples	2.2-2.8	2.2-2.8
Contractual life	10 years	10 years

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date. The exercise multiples was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(i)	2014 Share Incentive Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price	Share options December 31, 2016	Share options December 31, 2017
March 1, 2015	February 28, 2025	US$0.000083	2,348,099	2,348,099
March 1, 2015	February 28, 2025	US$0.29	2,630,000	2,630,000
March 1, 2015	February 28, 2025	US$0.000083	12,432,336	11,924,136
March 1, 2015	February 28, 2025	US$0.29	10,441,960	9,939,200
March 1, 2015	February 28, 2025	US$0.29	26,880,000	—
March 1, 2015	February 28, 2025	US$0.35	7,482,654	—
March 30, 2015	March 29, 2025	US$0.29	3,869,842	3,444,042
July 1, 2015	June 30, 2025	US$0.29	200,000	200,000
July 1, 2015	June 30, 2025	US$0.29	3,600,000	—
October 1, 2015	September 30, 2025	US$0.29	908,800	780,600
December 31, 2015	December 30, 2025	US$0.29	3,448,491	2,933,281
December 31, 2015	December 30, 2025	US$0.000083	345,300	212,000
March 1, 2016	February 28, 2026	US$0.29	875,000	761,000
March 1, 2016	February 28, 2026	US$0.29	500,000	—
March 31, 2016	March 30, 2026	US$0.29	390,000	340,500
June 1, 2016	May 30, 2026	US$0.00	800,000	—
June 1, 2016	May 30, 2026	US$0.29	6,521,513	6,521,513
June 30, 2016	June 29, 2026	US$0.000083	600,000	600,000
June 30, 2016	June 29, 2026	US$0.29	12,430,852	10,863,902

Total			96,704,847	53,498,273

Weighted average remaining contractual life of options outstanding at end of period:			7.84	7.22

(ii)	2017 Restricted Share Scheme and 2017 Option Plan

Followed the completion of the Reverse Acquisition, the Company have reserved certain ordinary shares to be issued to any qualified employees of Tencent PRC Music Business transferred to the Group.

In October 2016, the Group agreed to grant certain restricted shares and share options of the Company to certain employees of Tencent PRC Music Business that transferred to the Group, mutual understanding of the key terms and conditions of relevant restricted shares and share options have been reached between the Company and qualified employees. 7,172,472 restricted shares and 12,034,480 share options have been granted during 2016 while formal grant letters were signed subsequently in May 2017. The Group recognizes the share-based compensation expenses of these restricted shares and share options since October 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Pursuant to the restricted shares agreements under 2017 Restricted Share Scheme, subject to grantee’s continued services to the Group through the applicable vesting date, some restricted shares follow the first category of vesting schedule, one-fourth(1/4) of which shall vest eighteen months after grant date, and one-fourth (1/4) every year after. Other granted restricted shares shall follow the second vesting schedule, half (1/2) shall vest six months after grant date, and the other half shall vest six months thereafter.

Movements in the number of restricted shares for the years ended December 31, 2016 and 2017 are as follows:

Number of awarded shares
Outstanding as of January 1, 2016	—
Granted	7,172,472

Outstanding as of December 31, 2016	7,172,472

Expected to vest as of December 31, 2016	4,583,524
Outstanding as of January 1, 2017	7,172,472
Granted	1,234,514
Forfeited	265,322

Outstanding as of December 31, 2017	8,141,664

Expected to vest as of December 31, 2017	5,797,563

The fair value of the restricted shares was calculated based on the fair value of ordinary shares of the Company. The weighted average fair value of restricted shares granted during the year ended December 31, 2016 and 2017 was US$2.14 per share (equivalent to approximately RMB13.98 per share) and US$3.26 per share (equivalent to approximately RMB21.27 per share).

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Share options granted are generally subject to a four batches vesting schedule as determined by the board of directors of the grant. One-fourth (1/4) of which shall vest nine months or eighteen months after grant date, respectively, as provided in the grant agreement, and one-fourth (1/4) of which vest upon every year thereafter. The vested options shall become exercisable in the event of the Company’s completion of an IPO.

	Number of options	Weighted-average exercise price	Weighted- average grant date fair value
		(US$)	(US$)
Outstanding as of January 1, 2016	—	—	—
Granted	12,034,480	2.53	1.03

Outstanding as of December 31, 2016	12,034,480	2.53	1.03

Vested and expected to vest as of December 31, 2016	7,944,083	2.53	1.03
Exercisable as of December 31, 2016	—	—	—
Non vested as of December 31, 2016	12,034,480	2.53	1.03
Outstanding as of January 1, 2017	12,034,480	2.53	1.03
Granted	15,315,256	1.35	3.10
Forfeited	388,350	0.29	3.39

Outstanding as of December 31, 2017	26,961,386	1.89	2.17

Vested and expected to vest as of December 31, 2017	18,362,420	1.87	2.18
Exercisable as of December 31, 2017	—	—	—
Non vested as of December 31, 2017	26,961,386	1.89	2.17

The fair value of share options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	As of December 31,
	2016	2017
Risk free interest rate	1.6%	2.1%-2.5%
Expected dividend yield	0%	0%
Expected volatility	55%	55%-60%
Exercise multiples	2.8	2.2-2.8
Contractual life	10 years	10 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(a)	Share-based compensation plans of the Company (Continued)

(ii)	2017 Restricted Share Scheme and 2017 Option Plan (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options December 31, 2016	Share options December 31, 2017
October 1, 2016	June 15, 2027	US$	2.53	12,034,480	12,034,480
December 20, 2017	December 20, 2027	US$	2.53	—	7,260,103

Total				12,034,480	19,294,583

Weighted average remaining contractual life of options outstanding at end of period:				9.75	9.21

(b)	Share-based compensation plans of Tencent

Tencent operates a number of share-based compensation plans (including share option scheme and share award scheme) covering certain employees of the Group.

Share options granted are generally subject to a four-year or five-year vesting schedule as determined by the board of directors of Tencent. Under the four-year vesting schedule, share options in general vest one-fourth (1/4) upon the first anniversary of the grant date, and one-fourth (1/4) every year after. Under the five-year vesting schedule, depending on the nature and purpose of the grant, share options in general vest one-fifth (1/5) upon the first or second anniversary of the grant date, respectively, as provided in the grant agreement, and one-fifth (1/5) every year after.

RSUs are subject to a three-year or four-year vesting schedule, and each year after the grant date, one-third (1/3) or one-fourth (1/4) shall vest accordingly.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(b)	Share-based compensation plans of Tencent (Continued)

No outstanding share options or RSUs will be exercisable or subject to vesting after the expiry of a maximum of seven years from the date of grant. Movements in the number of share options of Tencent relevant to the Group outstanding is as follows:

	Number of shares	Average exercise price	Weighted- average grant date fair value
		(HK$)	(HK$)
Outstanding as of January 1, 2016	67,500	55.18	50.90
Granted	53,160	174.86	55.42
Exercised	35,000	54.14	51.09

Outstanding as of December 31, 2016	85,660	129.88	53.63

Vested and expected to vest as of December 31, 2016	67,803	119.12	53.52
Exercisable as of December 31, 2016	22,500	26.08	56.00
Non vested as of December 31, 2016	63,160	166.85	52.79

	Number of shares	Average exercise price	Weighted- average grant date fair value
		(HK$)	(HK$)
Outstanding as of January 1, 2017	85,660	129.88	53.63
Granted	32,410	272.36	81.70
Exercised	32,735	64.88	53.28

Outstanding as of December 31, 2017	85,335	208.93	64.43

Vested and expected to vest as of December 31, 2017	57,795	208.52	64.25
Exercisable as of December 31, 2017	8,055	174.86	55.42
Non vested as of December 31, 2017	77,280	212.48	65.37

The fair values of employee stock options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	As of December 31,
	2016	2017
Risk free interest rate	0.69%	1.39%
Expected dividend yield	0.32%	0.33%
Expected volatility range	35%	30%
Exercise multiples	2.5	7
Contractual life	7 years	7 years

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

19	Share-based compensation (Continued)

(b)	Share-based compensation plans of Tencent (Continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant Date	Expiry date	Exercise price		Share options December 31, 2016	Share options December 31, 2017
July 5, 2010	July 4, 2017	HK$	26.08	22,500	—
July 10, 2014	July 9, 2021	HK$	124.30	10,000	5,000
July 6, 2016	July 5, 2023	HK$	174.86	53,160	47,925
July 10, 2017	July 9, 2024	HK$	272.36	—	32,410

Total				85,660	85,335

Movements in the number of awarded shares for the years ended December 31, 2016 and 2017 are as follows:

	Year ended December 31,
	2016	2017
	Number of awarded shares
Outstanding as of January 1	797,355	731,814
Granted	222,800	24,503
Lapsed	1,707	9,013
Vested and transferred	286,634	316,886

Outstanding as of December 31	731,814	430,418

Expected to vest as of December 31,	658,633	361,943

The fair value of the awarded shares was calculated based on the market price of the Tencent’s shares at the respective grant date. The expected dividends during the vesting period have been taken into account when assessing the fair value of these awarded shares.

The weighted average fair value of awarded shares granted during the year ended December 31, 2016 and 2017 was HKD172.56 per share (equivalent to approximately RMB144.25 per share) and HKD271.6 per share (equivalent to approximately RMB227.03 per share).

The outstanding awarded shares as of December 31, 2017 were divided into two to five tranches on an equal basis as at their grant dates. The first tranche can be exercised immediately or after a specified period ranging from four months to four years from the grant date, and the remaining tranches will become exercisable in each subsequent year. The optionee may elect at any time while remains an employee, to exercise any part or all of the vested options before the expiry date.

(c)	Expected retention rate of grantees

The Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of vesting periods of the options and awarded shares (the “Expected Retention Rate”) in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. As at December 31, 2016 and 2017, the Expected Retention Rate of the Group was assessed to be 90%.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

20	Other payables and accruals

	As of December 31,
	2016	2017
	RMB’million	RMB’million
Dividend payable	637	31
Payroll payable	209	419
Accrued advertising and promotion expenses	49	188
Advances from customers	43	69
Investment payables	19	303
Other tax liabilities	28	37
Others	122	265

	1,107	1,312

21	Deferred revenue

Deferred revenue mainly represents service fees prepaid by customers for time-based virtual gifts, membership subscriptions, and digital music albums or single songs, for which the related services had not been rendered as at December 31, 2016 and 2017.

22	Business combination

(a)	Acquisition of CMC in 2016

As detailed in Notes 1.2 and 2.1, the Merger is accounted for as a reverse acquisition under IFRS 3 of which Tencent PRC Music Business is regarded as the accounting acquirer, whereas the CMC music business is regarded as the accounting acquiree.

As a result of the Merger, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the Merger was attributable to increased presence in the online music in China, operating synergies and economies of scale expected from the combined operations of the Group and CMC. The goodwill recognized was not expected to be deductible for income tax purpose.

In applying the reverse acquisition accounting, the consideration deemed to be given by the Tencent PRC Music Business was RMB17,999 million, which is the fair value of the Company immediately prior to the Merger using income approach, the discounted cash flow model.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

22	Business combination (Continued)

(a)	Acquisition of CMC in 2016 (Continued)

The following table summarizes the consideration transferred and the amount of identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in CMC at the acquisition date.

RMB’ million

Purchase consideration	17,999
Fair value of non-controlling interest	6

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	676
Short-term investments	632
Accounts and other receivables	207
Intangible assets	2,213
Available-for-sale financial assets	10
Property, equipment and software	96
Prepayments, deposits and other assets	744
Dividend payable	(1,251)
Other payables, accruals and other current liabilities	(640)
Deferred revenue	(26)
Deferred tax liabilities	(383)
Other liabilities	(35)

Goodwill	15,762

The revenue and profit before income tax of accounting acquiree, CMC that have been included in the consolidated financial statements for the year ended December 31, 2016 since July 12, 2016 are amounted to RMB2,474 million and RMB731 million, respectively.

The Group’s pro forma financial performance for the year as if the Merger had occurred on January 1, 2016 is presented below:

RMB’ million
(Unaudited)

Revenue	6,143
Online music services	2,417
Social entertainment services and others	3,726
Gross profit	1,728
Operating profit	233
Profit before income tax	73
Profit after tax	21

The Group did not have any material pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and profit before income tax. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition taken place as of the beginning of the periods presented and may not be indicative of future operating results.

Transaction costs of the acquisition of CMC were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2016.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

22	Business combination (Continued)

(b)	Acquisition of Ultimate Music Inc.

In October 2017, the Group completed the acquisition of 100% ordinary shares of Ultimate Music Inc. (the “Ultimate”) of which the Group already entitled certain interest in Ultimate prior to the acquisition. Ultimate is principally engaged in online music operations.

According to the terms agreed among the sellers and the Group, the purchase consideration of the acquisition comprise of (i) an aggregate amount of approximately RMB463 million to be settled unconditionally, including cash and certain ordinary shares of the Company to be issued before June 30, 2018 (“Unconditional Consideration”), and (ii) cash of US$26 million to be paid in certain instalments in 4 years and approximately 26,543,339 or ordinary shares of the Company to be issued in several tranches in coming years, subject to certain services condition mainly from the sellers management for their continuing employment post acquisition (“Contingent Consideration”). The Contingent Consideration will be forfeited if the employment terminates, therefore, was accounted for post-acquisition employment compensation and only the unconditional consideration was accounted for as purchase consideration.

As a result of the acquisition, the Group is expected to increase its presence in online music industry in China. Goodwill arising from the acquisition was attributable to expected operating synergies as well as increase the coverage in the online music market in China. The goodwill recognized was not expected to be deductible for income tax purpose.

The following table summarizes the consideration transferred and the amount of identified assets acquired and liabilities assumed at the acquisition date.

RMB’million

Purchase consideration	463
Fair value of existing interest in Ultimate	72

535

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	33
Accounts and other receivables	9
Intangible assets	24
Prepayments, deposits and other assets	21
Deferred revenue	(1)
Other payables and accruals	(41)
Deferred tax liabilities	(10)

Goodwill	500

The revenue and the results contributed by Ultimate to the Group for the period since the completion date were insignificant. The Group’s revenue and results for the year would not be materially different should the acquisition of Ultimate otherwise occur on January 1, 2017.

Transaction costs of the acquisition of Ultimate were not significant and were charged to general and administrative expenses in the consolidated income statement during the year ended December 31, 2017.

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

23	Cash flow information

(a)	Cash generated from operations

	2016	2017
	RMB’million	RMB’million
Profit before income tax	114	1,597

Adjustments for:
Depreciation and amortisation	236	379
Impairment of long-term investment (Note 5)	—	2
Provision for doubtful accounts (Note 15)	7	6
Non-cash employee benefits expense—share-based payments (Note 6)	170	362
Net gains on disposal of equity investment and step-up acquisition (Note 5)	(4)	(72)
Share of profits of associates and joint ventures (Note 12)	(11)	(4)
Interest income	(13)	(33)
Investment income from short-term investments	(19)	(60)
Net exchange differences (Note 5)	23	(18)
Increase in accounts receivables	(266)	(447)
Increase in inventories	(11)	(16)
Decrease/(increase) in other operating assets	193	(137)
Increase in accounts payables	315	4
Increase in other operating liabilities	174	1,051

Cash generated from operations	908	2,614

(b)	Non-cash investing and financing activities

	2016	2017
	RMB’million	RMB’million
Issuance of ordinary shares for business combinations	17,999	—
Issuance of ordinary shares for equity investments	—	7,547
Distribution to Tencent	—	(3,774)
Other payable for business combinations	—	277
Issuing restricted shares for business combinations	—	149
Settlement of dividend by issuance of shares	138	58
Other receivables from disposal of long term investments	16	—
Other payable for acquisition of investments in joint ventures	—	46
Issuance of ordinary shares for licensing of contents	30	—

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

24	Financial instruments by category

The group holds the following financial instruments:

	Loans and receivables	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	RMB’million	RMB’million	RMB’million	RMB’million
Financial assets
As at December 31, 2016
Accounts receivables (Note 15)	719	—	—	719
Other receivables (Note 14)	40	—	—	40
Available-for-sale financial assets (Note 13)	—	—	10	10
Short-term investments	—	261	—	261
Cash and cash equivalents (Note 16)	3,071	—	—	3,071

	3,830	261	10	4,101

As at December 31, 2017
Accounts receivables (Note 15)	1,161	—	—	1,161
Other receivables (Note 14)	133	—	—	133
Available-for-sale financial assets (Note 13)	—	—	3,740	3,740
Cash and cash equivalents (Note 16)	5,174	—	—	5,174

	6,468	—	3,740	10,208

Liabilities at amortized cost
RMB’million
Financial liabilities
As at December 31, 2016
Accounts payable	998
Other payables and accruals (excluding prepayment received from customers and others, staff costs, welfare accruals and other tax liabilities) (Note 20)	827

1,825

As at December 31, 2017
Accounts payable	1,045
Other payables and accruals (excluding prepayment received from customers and others, staff costs, welfare accruals and other tax liabilities) (Note 20)	787

1,832

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

25	Commitments

(a)	Non-cancellable operating leases

The following table summarizes future minimum commitments of the Group under non-cancelable operating arrangements, which are mainly related to leased facilities and rental of bandwidth:

	2016	2017
	RMB’million	RMB’million
Within one year	61	61
Later than one year but not later than five years	77	44

	138	105

(b)	Contents royalty

The Group is subject to the following minimum royalty payments associated with its license agreements:

	2016	2017
	RMB’million	RMB’million
Within one year	920	1,821
Later than one year but not later than five years	362	3,102

	1,282	4,923

Pursuant to the Business Cooperation Agreement signed upon the Merger, the Group succeeded the right and obligation of certain license agreements, which were signed by other entities controlled by Tencent Group, giving rise to the minimum royalty payments to the extent of RMB256 million and RMB73 million as of December 31, 2016 and 2017, respectively.

(c)	Capital commitments

As of December 31, 2016 and 2017, the Company had commitments for non-cancelable agreements to leasehold improvements of nil and RMB 4 million, respectively.

(d)	Investment commitments

As of December 31, 2016 and 2017, the Group had commitments to invest approximately nil and RMB52 million in certain entities to hold the equity interest in such entities.

26	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group
Tencent and its subsidiaries other than the entities controlled by the Group (“Tencent Group”)	The Group’s principal owner
Beijing Quku Technology Co., Ltd (“Quku”)	The Group’s associate
Nanjing Jiyun Cultural Development Ltd. (“Jiyun”)	The Group’s associate
United Entertainment Corporation and its subsidiaries (“UEC Group”)	The Group’s associate
Tian Hao Entertainment Cultural Ltd. (“Tian Hao”)	The Group’s associate

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

26	Related party transactions (Continued)

(a)	Transactions

For the years ended December 31, 2016 and 2017, significant related party transactions were as follows:

	2016	2017
	RMB’million	RMB’million
Revenue
Online music services to CMC and Tencent Group	90	33
Social entertainment services and others to Quku	15	20
Expenses
Operation expenses recharged by Tencent Group	428	493
Advertising agency fees to Tencent Group	151	187
Content royalties to the Group’s associates	18	45

(b)	Balances with related parties

	2016	2017
	RMB’million	RMB’million
Included in accounts receivable from related parties:
Tencent Group(note)	527	651
The Group’s associates	8	8

Included in prepayments, deposits and other assets from related parties:
Tencent Group	1	59
The Group’s associates	17	26

Included in accounts payable to related parties:
Tencent Group	653	104
The Group’s associates	—	5

Included in other payables and accruals to related parties:
Tencent Group	94	59
The Group’s associates	15	—

Outstanding balances are unsecured and are repayable on demand.

Note:	The balance is mainly arising from user payments collected through various payment channels of Tencent Group pursuant to the Business Cooperation Agreement signed upon the Merger. In addition, the balance also includes amounts arising from the Group revenue generated from music copyrights sublicensing contracts that signed by Tencent Group prior to the Merger of RMB56 million and nil as of December 31, 2016 and 2017, respectively.

(c)	Key management personnel compensation

	2016	2017
	RMB’million	RMB’million
Short-term employee benefits	24	46
Share-based compensation	54	107

	78	153

TENCENT MUSIC ENTERTAINMENT GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

27	Contingent liabilities

The Group is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2017. These claims are mainly related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has made accruals of RMB76 million in “Other payables and accruals” in the consolidated balance sheet as of December 31, 2017 and recognized related expenses for the year ended December 31, 2017.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2017, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2017, but related to cases arising on or before December 31, 2017. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

In March 2018, the Group has reached a consensus and entered into an agreement with an independent third party in relation to certain dispute by sublicensing its music contents to that party totalling RMB185 million with license period from January 2016 to January 2018 and sublicensing from that party totalling RMB35 million for the same period. These amounts have been settled as of report date.

28	Events occurring after the reporting period

Subsequent to December 31, 2017, the Company issued an aggregate of 119,394,895 ordinary shares of the Company to certain existing shareholders, financial and strategic investors for an aggregate cash proceeds of approximately US$449 million, of which certain strategic investors also agreed to license certain contents to the Group and is accounted for as a share-based compensation arrangement. These issuances were completed by March 2018.

Report of Independent Auditors

To the Board of Directors of China Music Corporation

We have audited the accompanying consolidated financial statements of China Music Corporation and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of July 12, 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for the period from January 1, 2016 to July 12, 2016.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Music Corporation and its subsidiaries as of July 12, 2016, and the results of their operations and their cash flows for the period from January 1, 2016 to July 12, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

July 6, 2018

CHINA MUSIC CORPORATION

CONSOLIDATED BALANCE SHEET

AS OF JULY 12, 2016

(All amounts in thousands, except for share and per share data)

		As of July 12,
	Note	2016	2016
		RMB	US$
			(Note2(c))
ASSETS
Current assets
Cash and cash equivalents		674,464	100,903
Short-term investments		633,318	94,747
Accounts receivable, net		141,743	21,205
Licensed copyrights (including amounts from a related party of RMB16,622 (US$2,487))		172,748	25,844
Inventories		3,295	493
Prepayments and other current assets	7	167,752	25,096

Total current assets		1,793,320	268,288

Non-current assets
Property, equipment and software, net	9	124,288	18,594
Licensed copyrights		79,750	11,931
Intangible assets, net	8	527,723	78,950
Goodwill		1,596,527	238,847
Long-term investments	5	299,704	44,837
Prepayments and other non-current assets	7	35,264	5,276
Deferred tax assets, net		8,485	1,269

Total non-current assets		2,671,741	399,704

TOTAL ASSETS		4,465,061	667,992

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB84,196 (US$12,596) (Note 1))		165,485	24,756
Advances from customers and deferred revenue (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB157,687 (US$23,591)) (Note 1)		205,628	30,763
Income tax payable (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB7,866 (US$1,177) (Note 1))		7,866	1,177
Dividend payables		1,250,803	187,126
Accrued expenses and other current liabilities (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB347,359 (US$51,966) and amounts due to related parties of RMB44,851 (US$6,710) (Note 1))	10	298,097	44,597

Total current liabilities		1,927,879	288,419

CHINA MUSIC CORPORATION

CONSOLIDATED BALANCE SHEET

AS OF JULY 12, 2016

(All amounts in thousands, except for share and per share data)

		As of July 12,
	Note	2016	2016
		RMB	US$
			(Note2(c))
Non-current liabilities
Deferred tax liabilities, net (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB16,026 (US$2,398)) (Note 1)		16,026	2,398
Deferred government grants (including amounts of the Consolidated Affiliated Entities without recourse to the primary beneficiaries of RMB23,543 (US$3,522)) (Note 1)		23,543	3,522

Total non-current liabilities		39,569	5,920

TOTAL LIABILITIES		1,967,448	294,339

Commitments and contingencies (Note 12)
Shareholders’ equity
Ordinary shares ($0.000083 par value; 1,800,000,000 shares authorized, 1,080,239,767 shares issued and outstanding)	13	555	83
Additional paid-in capital		3,419,723	511,605
Statutory reserves		15,344	2,296
Accumulated deficit		(989,835)	(148,084)
Accumulated other comprehensive income		45,354	6,785

The Company’s shareholders’ equity		2,491,141	372,685

Non-controlling interests		6,472	968

Total shareholders’ equity		2,497,613	373,653

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,465,061	667,992

The accompanying notes are in integral part of the consolidated financial statements.

CHINA MUSIC CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

	Note	For the Period from January 1 to July 12,
		2016	2016
		RMB	US$
Net revenues
Online music show platform		1,453,977	217,521
Online advertising		90,273	13,505
Digital music service and other revenues (including revenue from a related party of RMB39,925 (US$5,973)) (Note 17)		378,459	56,620

Total net revenues		1,922,709	287,646
Cost of revenues (including cost to a related party of RMB8,005 (US$1,198)) (Note 17)		(1,341,290)	(200,663)

Gross profit		581,419	86,983
Operating expenses
Sales and marketing expenses		(199,068)	(29,781)
General and administrative expenses		(323,116)	(48,341)
Research and development expenses		(201,320)	(30,118)
Impairment loss of intangible assets		(2,000)	(299)
Impairment loss of long-term investment	5	(15,317)	(2,291)
Gain on disposal of a subsidiary	4	20,670	3,092

Total operating expenses		(720,151)	(107,738)

Loss from operations		(138,732)	(20,755)

Non-operating items
Government grant income		13,133	1,965
Interest expenses		(6,080)	(910)
Interest and investment income		6,026	901
Foreign currency exchange loss, net		(6,624)	(991)
Other expenses, net		(1,362)	(204)
Share of net income of equity investee		4,422	662

Loss before income tax		(129,217)	(19,332)
Income tax expense	11	(22,644)	(3,388)

Net loss		(151,861)	(22,720)
Add: Net loss attributable to non-controlling interests		6,405	958

Net loss attributable to the Company		(145,456)	(21,762)

Net loss		(151,861)	(22,720)
Foreign currency translation adjustment		30,490	4,562

Total comprehensive loss		(121,371)	(18,158)
Add: Comprehensive loss attributable to non-controlling interests		6,405	958

Comprehensive loss attributable to the Company		(114,966)	(17,200)

Net loss per share	15
—Basic		(0.14)	(0.02)
—Diluted		(0.14)	(0.02)

Weighted average shares outstanding used in computing loss per share attribute to the Company’s ordinary shareholders
—Basic		1,048,871,789	1,048,871,789
—Diluted		1,048,871,789	1,048,871,789

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MUSIC CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

	Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Shareholders’ equity
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2016	1,037,284,308	532	3,768,445	13,043	14,864	(842,078)	12,569	2,967,375
Net loss	—	—	—	2,301	—	(147,757)	(6,405)	(151,861)
Share-based compensation	—	—	272,251	—	—	—	—	272,251
Issuance of shares	42,955,459	23	632,138	—	—	—	—	632,161
Dividend declared	—	—	(1,250,803)	—	—	—	—	(1,250,803)
Transactions with non-controlling interests	—	—	(2,308)	—	—	—	308	(2,000)
Foreign currency translation adjustments	—	—	—	—	30,490	—	—	30,490

Balances at July 12, 2016	1,080,239,767	555	3,419,723	15,344	45,354	(989,835)	6,472	2,497,613

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MUSIC CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

	For the Period from January 1 to July 12,
	2016	2016
	RMB	US$
Cash flows from operating activities:
Net loss	(151,861)	(22,719)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expenses	49,198	7,360
Allowance for doubtful accounts	14,261	2,134
Loss on disposal of property and equipment	576	86
Gain on disposal of a subsidiary	(20,670)	(3,092)
Foreign exchange loss	6,624	991
Share-based compensation	273,151	40,730
Share of net income of equity investee	(4,422)	(662)
Impairment of long-term investments	15,317	2,291
Impairment of intangible assets	2,000	299
Deferred tax benefit	(10,824)	(1,619)
Changes in operating assets and liabilities, net of assets and liabilities acquired
Accounts receivable	(52,259)	(7,819)
Inventory	(3,295)	(493)
Licensed copyrights	(66,472)	(9,944)
Prepayments and other assets	(71,719)	(10,729)
Accounts payable	96,163	14,386
Advances from customers and deferred revenue	124,138	18,572
Accrued expenses and other liabilities	78,856	11,932
Income tax payable	2,080	311
Deferred government grants	(2,307)	(345)

Net cash generated from operating activities	278,535	41,670

Cash flows from investing activities:
Acquisition of property, equipment and software	(20,024)	(2,996)
Maturity of short-term investments	3,000	449
Purchase of short-term investments	(632,000)	(94,550)
Acquisition of long-term investments	(98,416)	(14,723)
Acquisition of intangible assets	(3,274)	(490)
Disposal of a subsidiary, net of cash proceeds	(2,981)	(446)

Net cash used in investing activities	(753,695)	(112,756)

Cash flows from financing activities:
Proceeds from short-term loans	304,000	45,480
Principal repayments on short-term loans	(304,000)	(45,480)
Issuance of ordinary shares	631,261	94,439
Acquisition of non-controlling interests	(2,000)	(299)

Net cash provided by financing activities	629,261	94,140

Effect of exchange rate changes on cash and cash equivalents	22,391	3,350

Net increase in cash and cash equivalents	176,492	26,404
Cash and cash equivalents at the beginning of the period the period	497,972	74,499

Cash and cash equivalents at the end of the period	674,464	100,903

Supplemental disclosures of cash flow information:
Cash paid for income taxes	31,388	4,696
Cash paid for interest expenses	6,080	910

Major non-cash supplemental investing and financing activities
Declaration of dividend	1,250,803	187,126
Other payables for acquisition of long-term investments	19,198	2,872

The accompanying notes are an integral part of the consolidated financial statements.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Music Corporation. (“CMC”, the “Company”) was incorporated under the laws of the Cayman Islands on June 6, 2012.

The Company, its subsidiaries, consolidated affiliated entities and their subsidiaries (“Consolidated Affiliated Entities”) are collectively referred to as the “Group”. The Group is principally engaged in operating digital music platforms to provide music and entertainment related services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and Consolidated Affiliated Entities in the PRC.

In connection to the transaction that Tencent Music Entertainment Group (“TME”) acquired the Group on July 12, 2016, the Group’s financial statements for the two years ended December 31, 2017 are required to be disclosed when TME files its initial registration Form F-1 with the U.S. SEC in accordance with Rule 3-05 of Regulation S-X. Since the Group’s post acquisition financial results from July 12, 2016 to December 31, 2017 have been included in TME’s consolidated financial statements, the Group’s has prepared its pre-acquisition financial statements for the period from January 1, 2016 to July 12, 2016 to satisfy the Rule 3-05 requirement. The comparative financial information are not required by Rule 3-05.

As of July 12, 2016, the Company’s significant subsidiaries and Consolidated Affiliated Entities were as follows:

	Place of incorporation	Date of incorporation or acquisition	Equity interest held (direct or indirect)	Principal activities
Subsidiaries
Ocean Music Hong Kong Limited (“Ocean Music Hong Kong”)	Hong Kong	July 2012	100%	Investment holding
Ocean Interactive (Beijing) Information Technology Co., Ltd.	PRC	September 2012	100%	Technical support and consulting services
Yeelion Online Network Technology (Beijing) Co., Ltd. (“Yeelion Online”)	PRC	Acquired in December 2013	100%	Technical support and consulting services
R2G Limited (“R2G”)	Cayman Islands	Acquired in February 2014	99.71%	Investment holding

Consolidated Affiliated Entities Variable interest entities
Guangzhou Kugou Computer Technology Co., Ltd. (“Guangzhou Kugou”)	PRC	Acquired in April 2014	100%	Online music and entertainment related services
Beijing Kuwo Technology Co., Ltd. (“Beijing Kuwo”)	PRC	Acquired in December 2013	100%	Online music and entertainment related services

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Place of incorporation	Date of incorporation or acquisition	Equity interest held (direct or indirect)	Principal activities

Subsidiaries of variable interest entities
Ocean Interactive (Beijing) Culture Co., Ltd. (“Ocean Culture”)	PRC	July 2012	100%	Copyright agency services
Ocean Interactive (Beijing) Technology Co., Ltd. (“Ocean Technology”)	PRC	May 2012	100%	Copyright agency services
Tianjin Kuwo Technology Co., Ltd. (“Tianjin Kuwo”)	PRC	Acquired in December 2013	100%	Online music and entertainment related services
Rainbow Century (Beijing) Culture Media Co., Ltd. (“Rainbow”)	PRC	Acquired in November 2014	80%	Copyright agency services

In order to comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Group operates its platforms and provides online music, online advertising, mobile value-added services and music content sublicensing services in the PRC through the Consolidated Affiliated Entities, the PRC entities that were legally owned by individuals (“Nominee Shareholders”) authorized by the Group. The Company obtained control over the Consolidated Affiliated Entities by entering into a series of contractual arrangements with them and the Nominee Shareholders. These contractual agreements include Exclusive Technology Services Agreement, Exclusive Business Cooperation Agreement, Loan Agreement, Exclusive Purchase Option Agreement, Equity Pledge Agreement, and Powers of Attorney (“Contractual Agreements”).

As a result of these Contractual Arrangements, the Group maintains the ability to exercise effective control over the Consolidated Affiliated Entities, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests in Consolidated Affiliated Entities when and to the extent permitted by PRC law at the minimum price possible. The Group concluded that the Consolidated Affiliated Entities are Consolidated Affiliated Entities of the Group, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of Consolidated Affiliated Entities in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The principal terms of the Contractual Agreements are further described below:

(a)	Contractual agreements with Beijing Kuwo

Kuwo	Powers of attorney

Pursuant to the powers of attorney agreement, signed in October 2012, the shareholders of Beijing Kuwo each irrevocably granted Yeelion Online or any individual or entity designated by Yeelion Online in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Beijing Kuwo requiring shareholder approval under PRC laws and regulations and Beijing Kuwo’s articles of association. This agreement will remain effective as long as the shareholders continue to hold equity interests in Beijing Kuwo.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(a)	Contractual agreements with Beijing Kuwo (Continued)

Exclusive	business cooperation agreement

Pursuant to the exclusive technical service agreement between Yeelion Online and Beijing Kuwo, signed in October 2012, Yeelion Online or its designated party has the exclusive right to provide business support, technical services and consulting services in return for a service fee determined according to a set formula defined in the agreement. During the term of the agreement, without Yeelion Online’s prior written consent, Beijing Kuwo shall not engage any third party for any of such services provided under this agreement. The exclusive technical service agreement remain effective unless otherwise Yeelion Online requests to terminate.

Loan	agreement

Under the loan agreement between Yeelion Online and the shareholders of Beijing Kuwo, signed in October 2012, Yeelion Online provided loans to the shareholders of Beijing Kuwo solely for the subscription of new registered capital of Beijing Kuwo. Yeelion Online has the sole discretion to determine the way of repayment, including requiring the shareholders to transfer their equity shares in Beijing Kuwo to Yeelion Online according to the terms indicated in the Exclusive Share Purchase Option as aforementioned. The term for the loan is 10 years, which is renewable at an agreement by both parties.

Exclusive	purchase option agreement

Pursuant to the exclusive purchase option agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, signed in October 2012, the shareholders of Beijing Kuwo granted Yeelion Online or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at the higher price of (i) the lowest price then permitted by PRC law and (ii) the price equal to the proportional amount of registered capital of Beijing Kuwo. Without the consent of Yeelion Online or its designated party, the shareholders of Beijing Kuwo may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The exclusive purchase option agreement remain effective until the options are exercised.

Equity	interest pledge agreement

Pursuant to the equity interest pledge agreement amongst Yeelion Online, Beijing Kuwo and its shareholders, signed in October 2012, the shareholders of Beijing Kuwo pledge all of their equity interests in Beijing Kuwo to Yeelion Online, to guarantee Beijing Kuwo and its shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive business cooperation agreement, loan agreement, and powers of attorney. If Beijing Kuwo and/or any of its shareholders breach their contractual obligations under this agreement, Yeelion Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without Yeelion Online’s prior written consent, shareholders of Beijing Kuwo shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Yeelion Online’s interests.

During the term of this agreement, Yeelion Online is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until Beijing Kuwo and its shareholders discharge all their obligations under the Contractual Arrangements.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	Contractual agreements with Guangzhou Kugou

Agreement	on authorization to exercise shareholders voting right

Pursuant to the powers of attorney agreement, signed in April 2014, the shareholders of Guangzhou Kugou each irrevocably granted Ocean Information or any individual or entity designated by Ocean Information in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of Guangzhou Kugou requiring shareholder approval under PRC laws and regulations and Guangzhou Kugou’s articles of association. This agreement will remain effective for twenty years and both Ocean Information and Guangzhou Kugou shall complete the approval and registration of extension of their respective terms of operations three months prior to their respective expiration dates during the term of this agreement if necessary.

Exclusive	technical service agreement

Pursuant to the exclusive technical service agreement between Ocean Information and Guangzhou Kugou, signed in April 2014, Ocean Information or its designated party has the exclusive right to provide technical and consulting services in return for a service fee determined according to a set formula defined in the agreement. During the term of the agreement, without Ocean Information’s prior written consent, Guangzhou Kugou shall not engage any third party for any of such services provided under this agreement. The term of this agreement is 20 years, which is renewable on as needed basis.

Loan	agreement

Under the loan agreement between Ocean Information and the shareholders of Guangzhou Kugou, signed in April 2014, Ocean Information provided interest-free loans to the shareholders of Guangzhou Kugou solely for the subscription of new registered capital of Guangzhou Kugou. The loans can be repaid only with the proceeds from the sale of all of the equity interest in Guangzhou Kugou to Ocean Information or its designated representative(s). The term of each loan is 20 years from the first withdrawal of such loan by Guangzhou Kugou’s shareholders.

Exclusive	purchase option agreement

Pursuant to the exclusive purchase option agreement amongst Ocean Interactive (Beijing) Information Technology Co., Ltd. (“Ocean Information”), Guangzhou Kugou and its shareholders, signed in April 2014, the shareholders granted Ocean Information or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at a price equal to the proportional amount of registered capital of Guangzhou Kugou. Without the consent of Ocean Information or its designated party, the shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. In addition, the shareholders granted Ocean Information or its designated party, an exclusive irrevocable option to purchase, all or part of the assets of Guangzhou Kugou at a price equal to the carrying amount of Guangzhou Kugou at the time of purchase. The exclusive purchase option agreement remain effective until the options are exercised.

Equity	interest pledge agreement

Pursuant to the equity interest pledge agreement amongst Ocean Information, Guangzhou Kugou and its shareholders, signed in April 2014, the shareholders of Guangzhou Kugou pledge all of their equity interests

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	Contractual agreements with Guangzhou Kugou (Continued)

Equity	interest pledge agreement (Continued)

in Guangzhou Kugou to Ocean Information, to guarantee Guangzhou Kugou and its shareholders’ performance of their obligations under exclusive purchase option agreement, exclusive technical service agreement, loan agreement, and powers of attorney. If Guangzhou Kugou and/or any of its shareholders breach their contractual obligations under this agreement, Ocean Information, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without Ocean Information’s prior written consent, shareholders of Guangzhou Kugou shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Ocean Information’s interests.

During the term of this agreement, Ocean Information is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the State Administration for Industry and Commerce (“SAIC”), and will remain effective until Guangzhou Kugou and its shareholders discharge all their obligations under the contractual arrangements.

Risks	in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements discussed above have resulted in the Company, Yeelion Online, and Ocean Information having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Therefore, the Company considers that there is no asset in any of the Consolidated Affiliated Entities that can be used only to settle obligations of the Consolidated Affiliated Entities, except for registered capital, capital reserve and PRC statutory reserves of the Consolidated Affiliated Entities totaling RMB427,915 (US$ 64,018) as of July 12, 2016.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related business mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Ocean Information and Yeelion Online for the liabilities of the Consolidated Affiliated Entities, and Ocean Information and Yeelion Online does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

The Company determine that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the VIE agreements.

On January 19, 2015, the Ministry of Commerce of the PRC (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated Affiliated Entities within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically,

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	Contractual agreements with Guangzhou Kugou (Continued)

Risks	in relation to the VIE structure (Continued)

the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach our Contractual Arrangements, and as a result our PRC-organized Consolidated Affiliated Entities could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, our ability to use our Contractual Arrangements and our ability to conduct business through them could be severely limited.

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to Ocean Information and Yeelion Online, under the powers of attorney agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes these powers of attorney agreements are legally enforceable, but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between the Ocean Information or Yeelion Online, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	block Group websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

(b)	Contractual agreements with Guangzhou Kugou (Continued)

Risks	in relation to the VIE structure (Continued)

The following are major financial statements amounts and balances of the Group’s Consolidated Affiliated Entities for the period from January 1 to July 12, 2016 and as of July 12, 2016.

	As of July 12,
	2016	2016
	RMB	US$
Total current assets	980,437	141,334
Total non-current assets	2,457,479	354,257

Total assets	3,437,916	495,591

Total current liabilities	597,108	86,076
Total non-current liabilities	16,026	2,310

Total liabilities	613,134	88,386

	For the period from January 1 to July 12,
	2016	2016
	RMB	US$
Total net revenues	1,804,801	260,170
Net profit	157,774	22,744
Net cash provided by operating activities	552,468	79,641
Net cash used in investing activities	(726,116)	(104,673)
Net cash provided by financing activities	—	—
Net decrease in cash and cash equivalents	(173,648)	(25,032)
Cash and cash equivalents, beginning of the period	442,635	63,808
Cash and cash equivalents, end of the period	268,987	38,776

The above financial statements amounts and balances have included intercompany transactions which have be eliminated on the Company’s consolidated financial statements.

As of July 12, 2016, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash and cash equivalents, accounts receivable, licensed copyrights, prepayments and other current assets, goodwill and intangible assets, and the total liabilities of Consolidated Affiliated Entities were mainly consisting of accounts payable, accrued expenses and other current liabilities.

The recognized revenue-producing assets held by the Group’s Consolidated Affiliated Entities include intangible assets acquired through business combination, purchased copyrights and domain names, servers and leasehold improvements relating to office facilities. The balances of these assets as of July 12, 2016 were included in the line of “Total non-current assets” in the table above.

The unrecognized revenue-producing assets held by the Group’s Consolidated Affiliated Entities mainly consist of intellectual property, licenses, and trademarks that the Group relies on to operate its businesses.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, Consolidated Affiliated Entities for which the Company is the primary beneficiary and has control through contracts. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the Consolidated Affiliated Entities through power to govern the activities that most significantly impact its economic performance and is obligated to absorb substantially all of the expected losses or receive substantially all the economic benefits of the Consolidated Affiliated Entities, then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and Consolidated Affiliated Entities have been eliminated upon consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

The Group’s ability to fund operations is primarily based on its ability to generate cash from operating activities. Despite that the Group have net current liabilities of RMB134,559 (US$20,131) preliminarily as a result of the dividend declared during the period and accumulated deficit of RMB822,663 (US$123,074) as of July 12, 2016, cash flows from operating activities have been substantially improved and reported positive cash flows from operating activities of RMB278,535 (US$41,670). On July 12, 2016, the Company was acquired by TME (Note 1), which will monitor the operation of its subsidiaries and provide financial support to the Company when needed. Based on the above considerations, the Company’s consolidated financial statements have been prepared on a going concern basis.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

Significant accounting estimates and assumption reflected in the Group’s consolidated financial statements mainly include consolidation of Consolidated Affiliated Entities, allowance for doubtful accounts, recoverability and useful lives of long-lived assets, goodwill and intangible assets impairments, fair value of assets and liabilities acquired in business acquisition, share-based compensation, valuation allowances on deferred tax assets and income tax uncertainties. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in fact and circumstance may result in revised estimates.

(c)	Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the noon buying rate of US$1.00 to RMB6.6843 on July 12, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Convenience translation (Continued)

Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on July 12, 2016, or at any other rate.

(d)	Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and Group’s entities incorporated in Hong Kong and the Cayman Islands is the United States dollars (“US$”). The functional currency of the Group’s PRC subsidiaries and Consolidated Affiliated Entities is RMB.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. The resulting exchange differences are included in “Other income, net” in the consolidated statement of comprehensive loss. Total exchange loss was RMB6,624 (US$991) for the period from January 1 to July 12, 2016.

The financial statements of the Group’s entities with functional currency other than RMB are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statement of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income in the consolidated statement of changes in shareholders’ equity. Total foreign currency translation adjustment gain was RMB30,490 (US$4,561) for the period from January 1 to July 12, 2016.

(e)	Fair value measurements

Financial instruments include cash and cash equivalents, short-term investments, net accounts receivable, accounts payable, income tax payable, and accrued expenses and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Cash and cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand and time deposits as well as highly liquid investments placed with banks, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

Short-term investments comprise of the time deposits as well as highly liquid investments placed with banks with original maturities longer than three months but within one year.

(g)	Accounts receivable, net

Accounts receivables, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(h)	Property, equipment and software, net

Property and equipment are stated at cost, except for the software arising from the valuation in connection to business combination which were determined based on its fair value, less accumulated depreciation and impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Office computer equipment	3 years
Office furniture and equipment	5 years
Software	3 – 5 years
Servers and network equipment	3 years
Motor vehicles	5 years
Leasehold improvement	Shorter of expected lives of leasehold improvements and lease term

Expenditure for repair and maintenance are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected as other gain of loss in the consolidated statement of comprehensive loss.

(i)	Long-term Investments

The Company’s long-term investments consist of investments in privately-held companies.

For investments in entities over which the Company does not have significant influence, or investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method of accounting is used. For common-stock-equivalent equity investments over which the Company can exercise significant influence but does not own a majority equity interest or control, the equity method of accounting is used Management regularly evaluates the cost method and equity method

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Long-term Investments (Continued)

investments for other-than-temporary impairment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

For the period from January 1 to July 12, 2016, the Group recognized impairment losses on long-term investments of RMB15,317 (US$2,291).

(I)	Licensed copyrights

Licensed copyrights represent the prepaid license fee related to the music contents licensed from third parties. The music contents generally include existing music contents and music contents to be provided by the content owners during the license period.

The Group has two types of licensed copyrights, 1) non-exclusive licensed copyrights and 2) exclusive licensed copyrights. With non-exclusive licensed copyrights, the Group has the right to use the copyrights for its own operations. While, with exclusive licensed copyrights, in addition to its own use, the Group also has the right to sublicense the underlying copyrights to third parties. The terms of the licenses typically range from two to three years. The cost of licensed copyrights are initially capitalized when it is prepaid and then amortized according to the pattern that the Group derives the benefit from the licensed copyrights, which is straight line over the relevant license period as the benefits of its own use or sublicensing revenue are both derived evenly throughout the period.

Licensed copyrights are carried at the lower of unamortized cost or net recoverable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage. No impairment charges were recorded in any of the periods presented.

As of July 12, 2016, licensed copyrights have weighted-average remaining useful lives of 1.51 years.

(k)	Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of October 1st, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Goodwill and intangible assets (Continued)

Goodwill (Continued)

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

There has been no impairment of goodwill for the period from January 1 to July 12, 2016 based on the qualitative impairment test performed by the Group.

Intangible	assets

The Group performs valuation of the intangible assets arising from business acquisition to determine the relative fair value to be assigned to each assets acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives.

As of July 12, 2016, intangible assets have weighted-average useful lives as follows:

Estimated weighted average useful lives
Online game paying users	1.83 years
Customer relationship	2.05 years
Supplier resources	5.56 years
Domain name, trademark and Internet audio/video program transmission license	indefinite

Intangible assets with definite useful lives are carried at cost less accumulated amortization.

Intangible assets with an indefinite useful life are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Company assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles—Goodwill and Other: General Intangibles Other than Goodwill on October 1st of each year. The Company performs a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired based on guidance in ASU No. 2012—02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. If it is more likely than not the fair value of such an asset exceeds its carrying value, the Company would not need to calculate the fair value of the asset that year. However, if the Company

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Goodwill and intangible assets (Continued)

Intangible	assets (Continued)

concludes otherwise, a quantitative impairment test is performed. The quantitative impairment test consists of calculating the fair value of the asset and comparing it to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss in an amount equal to that excess will be recognized. There has been no impairment charges realized on the Company’s indefinite-lived intangible assets for the period presented.

Amortization expense for the period from January 1 to July 12, 2016 was RMB18,807 (US$2,814).

(l)	Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

For the period from January 1 to July 12, 2016, the Group recognized impairment losses on intangible assets RMB2,000 (US$299).

(m)	Revenue recognition

The Group generates revenues primarily from online music show platforms, online games, online advertising and online digital music services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC subtopic 605-10, Revenue Recognition: Overall.

Revenue	from online music show platform services

The Group creates and offers virtual items to users on the Group’s online music show platforms which the Group operates and maintains. The virtual items are offered free of charge or sold to users at different specified prices as pre-determined by the Group.

The Group shares with performers, who have entered into revenue sharing arrangements through third party agents with the Group, a portion of the revenues the Group derives from the sale of the virtual items on the online music show platform. The determination of whether to record these revenues using gross or net method is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; (iii) changes the product or performs part of the service, (iv) has involvement in the determination of product and service specifications. The Group considers itself the primary obligor in the sale of virtual items, with the latitude in establishing prices, the rights to determine the specifications or change the virtual items. Therefore, revenues for the sale of virtual items are recorded at the gross amount of sales, and the portion remitted to performers is recorded as cost of revenues.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Revenue recognition (Continued)

Revenue	from online music show platform services (Continued)

The revenue for the sale of virtual items on the online music show platform is recognized immediately when the virtual item is consumed or, in the case of time-based virtual items, recognized ratably over the useful life of the each virtual item, which does not exceed one year. The Group does not have further obligations to the user after the virtual items are consumed. Customers are not entitled to a refund for unconsumed virtual items or currency.

Revenue	from online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages or within its mobile apps in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts.

The Company provides the advertising service primarily in the forms of display advertisements through cost per day (“CPD”) and cost per mille (“CPM”) arrangements. Display advertising allow advertisers to place advertisements on particular areas of the Company’s websites or platform, in particular formats and over particular periods of time.

Advertising revenues from the CPD arrangements are recognized ratably over the contract period of display, when the collectability is reasonably assured. The Company also enters into CPM advertising arrangements with the customers, under which the Company recognizes revenues based on the number of times that the advertisement has appeared. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria are met.

For contracts where the Group provides customers with advertising services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), the Group recognizes revenue pursuant to ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by ASU No. 2009-13 (“ASU 2009-13”), Multiple Deliverable Revenue Arrangements, Multiple-Deliverable Revenue Arrangements. For deliverables in multiple-element arrangements, the total consideration of the arrangements is allocated based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence (“VSOE”) of selling price, third-party evidence (“TPE”) of selling price, or management’s best estimate of the selling price (“BESP”). The selling price for a deliverable must be determined using a hierarchy of (1) VSOE, (2) TPE, then (3) BESP. The Group uses VSOE to allocate the arrangement consideration as each advertising element has been sold separately.

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Revenue recognition (Continued)

Digital	music services

Digital music service revenues primarily include revenues from sub-licensing of its exclusive licensed copyrights and mobile value-added services. The Group recognizes revenues for sublicensing its exclusive licensed copyrights over the sublicense period as the sublicense fees are not only for the existing music contents but also for the new music contents produced by the contents owners during the sublicense period and it is impractical to bifurcate the fees between existing contents and new contents.

The Group provides music contents to telecommunication operators in connection to their mobile value-added services. The Group recognizes revenues from mobile value-added services when the music contents have been delivered to telecommunication operators, the amount attributable to the Group is fixed or determinable, and the collectability is reasonably assured. The Group consider itself as the agent to the telecommunication operators, and as a result the mobile value-added services are recognized on net basis.

(n)	Cost of revenues

Cost of revenues mainly consists of payments to our online music show performers, licensed music copyrights, bandwidths, share-based compensation, sales tax and surcharges, and others.

(o)	Sales and marketing expenses

Sales and marketing expenses mainly consist of advertising expenses to acquire user traffic for our online music show platforms, salaries and commissions for our sales and marketing personnel, intangible assets amortization and share-based compensation. Advertising costs are included in “Sales and marketing” and are expensed when the service is received. Advertising expense for the period from January 1 to July 12, 2016 was RMB21,085 (US$3,154).

(p)	General and Administrative Expenses

General and administrative expenses mainly consist of share-based compensation, salaries and benefits for management and administrative personnel, professional service expense, allowance for doubtful debts and other general corporate expenses.

(q)	Research and development expenses

Research and development expenses mainly consist of salaries and benefits for research and development personnel, share-based compensation, rental and depreciation expenses related to facilities and equipments used by our research and development team. The Group recognizes research and development costs as expense when incurred as the amount of costs qualifying for capitalization has been immaterial.

(r)	Share-based compensation

The Group has accounted for stock options granted to employees in accordance with ASC 718 Compensation-Stock Compensation. All stock options granted to the employees are measured at the grant date based on the fair value of the stock options and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Share-based compensation (Continued)

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

The Group has accounted for stock options granted to non-employees in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. Stock options granted to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based awards based on the fair value of the awards issued. The Group measures the fair value of the awards in these transactions using the fair value of underlying common shares and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the awards is reached, or the date at which the counterparty’s performance is complete. The Group measures the awards at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period.

The Binomial option pricing model is used to measure the fair value of stock options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

(s)	Employee benefits

The Group’s entities in the Mainland China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the consolidated statement of comprehensive loss amounted to RMB46,885 (US$7,014) for the period from January 1 to July 12, 2016.

(t)	Government subsidies

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long-lived assets, when the conditions specified in the grant have been met. For the period from January 1 to July 12, 2016, the Group recorded government grant income of RMB13,133 (US$1,965).

(u)	Leases

Leases have been classified as either capital or operating leases. A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Leases (Continued)

asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive loss on a straight-line basis over the lease term. The Group had no capital leases as of July 12, 2016. The Group leases facilities in the PRC under non-cancelable operating lease arrangements. The rental expenses was RMB13,932 (US$2,100) for the period from January 1 to July 12, 2016.

(v)	Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group applies the provisions of ASC subtopic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statement of comprehensive loss.

(w)	Statutory reserves

The Group’s subsidiaries and Consolidated Affiliated Entities established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Statutory reserves (Continued)

the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs and VIEs’ subsidiaries registered as Chinese domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the period from January 1 to July 12, 2016, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was RMB2,301 (US$344). No appropriation to other reserves was made for the period.

(x)	Earnings per share

The Company computes earnings per ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall. Basic earnings per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(y)	Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officers, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officers and management personnel do not segregate the Company’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)	Segment reporting (Continued)

substantially located in the PRC, substantially, all revenues are earned and substantially all expense incurred in the PRC, no geographical segments are presented.

(z)	Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive loss.

(aa)	Recent accounting pronouncements

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes, which require the deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Group has early adopted this ASU for the period ended December 31, 2015 and present the deferred tax assets and liabilities as non-current.

In February 2016, the FASB issued ASU 2016-02 (“ASU 2016-02”), Leases. This guidance requires an entity to recognize lease liabilities and a right-of-use asset for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, with earlier adoption permitted. ASU 2016-02 must be adopted using a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Group is evaluating the impact of this new standard on its financial position, results of operations, cash flows and related disclosures.

In March 2016, the FASB issued ASU 2016-07 (“ASU 2016-07”), Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting, to simplify the accounting for equity method investments, which eliminates the requirement in ASC 323 “Investments—Equity method and Joint 161 Ventures” that an entity retroactively adopts the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor adds the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopts the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The new guidance is effective for us for the year beginning after December 15, 2016, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recent accounting pronouncements (Continued)

addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied either retrospectively or modified retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year.

In 2016, the FASB and IASB issued several amendments and clarifications to the new revenue standards, including ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, primarily as a result of issues raised by stakeholders and discussed by the Transition Resource Group. Amendments were made to the guidance related to the principal versus agent assessment, identifying performance obligations, accounting for licenses of intellectual property, and other matters (such as the definition of completed contracts at transition, the addition of new practical expedients, and various technical corrections). As amended, the FASB’s standard is effective for public entities for the first interim period within annual reporting periods beginning after December 15, 2017 (nonpublic companies have an additional year). The FASB’s standard will allow early adoption, but no earlier than the original effective date for public entities (reporting periods beginning after December 15, 2016).

The company will adopt the new standard effective January 1, 2018, using the modified retrospective method. The cumulative effect of initially applying the guidance will be recognized at the date of initial application is not expected to be material and prior periods will not be retrospectively adjusted.

The Company has substantially completed the assessment and implementation work, and the main impact is the change from presentation of value-added tax (“VAT”) on a gross basis to a net basis. Under the new standard, the Group determined VAT are collected from the customers on behalf of the government and as an agent, the Group will report VAT on a net basis. Other than the change above, the Group expects revenue recognition for its major revenue streams to remain substantially consistent with the historical revenue recognition practices.

On March 30, 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for publicly-traded companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

The FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), on August 26, 2016, and ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (a consensus of the Emerging Issues Task Force), on November 17, 2016. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. For public business entities, both ASUs are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for ASU 2016-18. Early adoption is also permitted for

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recent accounting pronouncements (Continued)

ASU 2016-15 provided that all of the amendments are adopted in the same period. Both ASUs require application using a retrospective transition method. The Group believes the adoption will not have material impact on the Group cash flows and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group is currently evaluating the impact ASU2017-01 will have on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group believes the adoption will not have material impact.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC 718. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is evaluating the effects, if any, of the adoption of this guidance on the Groups consolidated balance sheet, results of operations, cash flows and related disclosures.

3	CONCENTRATION AND RISKS

Concentration of customers

There are no customers from whom revenue individually represent greater than 10% of the total revenues of the Group for the period from January 1 to July 12, 2016.

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries,

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

3	CONCENTRATION AND RISKS (Continued)

Concentration of credit risks (Continued)

the Consolidated Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Top five customers accounted for 42.2% of gross accounts receivable as of July 12, 2016, with 13.7% from Shanghai Jingdao Advertising Co., Ltd., and 9.2%, 7.5%, 6.7% and 5.1%, from the other four customers, respectively.

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the cash and cash equivalents denominated in U.S. dollar into RMB.

4	DISPOSAL OF GUANGZHOU LECHANG SOFTWARE TECHNOLOGY CO., LTD. (“LECHANG”)

In March 2016, the Company completed the disposal of the Company’s entire equity in Lechang, a subsidiary operating online game platform, to Beijing Quku Technology Co., Ltd (“Quku”), a then independent third party, however the Group acquired 38% equity interest in Quku at a consideration of RMB10,333 (US$1,546) in April 2016. The total disposal consideration was RMB12,256 (US$1,833) and the disposal resulted in a gain of RMB20,670 (US$3,092).

The following table presents the aggregate carrying amount of the major classes of assets and liabilities disposed:

	RMB	US$
Assets:
Cash	15,237	2,358
Accounts receivables	9,924	1,485
Prepayments and other current assets	10,980	1,643
Property, equipment and software, net	9	1
Intangible assets, net	351	53
Other non-current assets	155	23

Total assets	36,656	5,563

Liabilities:
Accounts payable	11,623	1,739
Advances from customers and deferred revenue	19,481	2,914
Income tax payable	53	8
Accrued expenses and other current liabilities	13,913	2,081

Total liabilities	45,070	6,742

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

5	LONG-TERM INVESTMENTS

The Company’s long-term investments consist of cost method investments and equity method investments.

	Cost Method RMB	Equity Method RMB	Total RMB
Balance at January 1, 2016 (RMB)	11,670	180,913	192,583
Addition of investments	—	117,614	117,614
Disposal of investments	—	(2,250)	(2,250)
Share in net income of investee	—	4,422	4,422
Exchange realignment	—	2,652	2,652
Impairment charges	(1,670)	(13,647)	(15,317)

Balance at July 12, 2016 (RMB)	10,000	289,704	299,704

Balance at July 12, 2016 (US$)	1,496	43,341	44,837

Equity method investments

In January 2016, the Group made an investment of RMB92,060 (US$13,774) in Shenzhen United Cultural & Entertainment Investment LP (“Shenzhen United”) to acquire 42.86% of its limited partnership.

In February 2016, the Group and JYP Entertainment Corporation jointly formed Beijing Xin Sheng Entertainment Co., Ltd (“Beijing Xin Sheng”) with an investment of RMB10,500 (US$1,571), representing 70% of its ordinary shares

In April 2016, the Group made an investment of RMB10,133 (US$1,516) in Beijing Quku Technology Co., Ltd to acquire 38% of its ordinary shares. Beijing Quku is primarily engaged in online content providing activities.

Other investments under equity method consist of common stock equity investments in private companies, over which the Group considered it has significant influence.

6	ACCOUNTS RECEIVABLE, NET

The following summarizes the Group’s accounts receivable as of July 12, 2016:

	As of July 12,
	2016	2016
	RMB	US$
Accounts receivable	147,331	22,041
Allowance for doubtful accounts	(5,588)	(836)

Accounts receivable, net	141,743	21,205

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

6	ACCOUNTS RECEIVABLE, NET (Continued)

The following table presents movement of the allowance for doubtful accounts:

	As of July 12,
	2016	2016
	RMB	US$
Balance at the beginning of the period	(21,416)	(3,204)
Additional provisions charged to expense	(14,261)	(2,134)
Write-offs	30,089	4,502

Balance at the end of the period	(5,588)	(836)

7	PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of July 12,
	2016	2016
	RMB	US$
Current portion
Vendor deposits	61,126	9,145
Deposits for licensed copyrights	49,445	7,397
VAT receivable	39,779	5,951
Rental deposits	3,930	588
Others	13,472	2,015

	167,752	25,096

Non-current portion
Deposits for licensed copyrights and rental fees	34,974	5,232
Others	290	44

	35,264	5,276

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

8	INTANGIBLE ASSETS, NET

	As of July 12, 2016
	Gross Carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intangible assets with definite useful years
Customer relationships	41,700	(26,121)	15,579	2,331
Online game paying users	20,800	(11,420)	9,380	1,403
Online music show platform active users	—	—	—	—
Supplier resources	25,300	(6,860)	18,440	2,759
Others	9,456	(5,232)	4,224	632
Intangible assets with indefinite useful years
Domain name, trademark and Internet audio/video program transmission license	480,100	—	480,100	71,825

Intangible assets-noncurrent	577,356	(49,633)	527,723	78,950

Amortization expense was RMB18,807 (US$2,814) for period from January 1 to July 12, 2016. Estimated amortization expense relating to the existing intangible assets for the future years is as follows:

	RMB	US$
Within 1 year	15,386	2,302
Between 1 and 2 years	11,234	1,681
Between 2 and 3 years	6,405	958
Between 3 and 4 years	5,534	828
Over 4 years	9,064	1,356

9	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of July 12,
	2016	2016
	RMB	US$
Office computer equipment	27,108	4,055
Office furniture and equipment	42,288	6,326
Software	51,280	7,672
Servers and network equipment	56,737	8,488
Motor vehicles	602	90
Leasehold improvements	49,223	7,364

Total	227,238	33,995
Less: Accumulated depreciation	(102,950)	(15,401)

	124,288	18,594

Depreciation expense was RMB30,391(US$ 4,546) for the period from January 1 to July 12, 2016.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

10	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of July 12,
	2016	2016
	RMB	US$
Payroll payable	103,754	15,522
Accrued advertising and promotion expenses	36,086	5,399
Tax and surcharges payable	30,207	4,519
Accrued copyrights cost	25,114	3,757
Investment payable	19,198	2,872
Anchor deposits	14,236	2,130
Accrued professional fees	13,237	1,980
Accrued internet connection costs	9,290	1,390
Interest payable	6,392	956
Legal cost	2,434	364
Online game sharing cost	4,696	703
Accrued sales rebates	2,337	350
Others	31,116	4,655

	298,097	44,597

11	TAXATION

(a)	Value-added tax and business tax

The Group’s revenues from online music show platform and mobile value-added services, online games and sub-licensing of music copyright are subject to VAT at 6% plus surcharges as a general VAT taxpayer.

Online advertising revenues is subject to VAT at a rate of 6% plus surcharges and cultural business construction fee.

VAT for the period from January 1 to July 12, 2016 of RMB92,889 (US$13,897), was recorded in cost of revenues in the consolidated statement of comprehensive loss.

(b)	Income Taxes

The Group conducts its primary business operations in the PRC. Income tax expense of the Group for the period from January 1 to July 12, 2016 consisted of:

	For period from January 1 to July 12,
	2016	2016
	RMB	US$
Current income tax expense	33,468	5,007
Deferred income tax benefit	(10,824)	(1,619)

Total	22,644	3,388

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

11	TAXATION (Continued)

(b)	Income Taxes (Continued)

Cayman	Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong	Kong

Under the current tax laws of Hong Kong, Ocean Music Hong Kong is subject to Hong Kong profits tax at 16.5% on its assessable profits generated from the operation in Hong Kong. Dividends from Ocean Music Hong Kong are exempt from withholding tax.

PRC

Under the Corporate Income Tax (“CIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified CIT rate of 25%. In accordance with the implementation rules of the CIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise”(“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction half for the next three years.

Guangzhou Kugou and Beijing Kuwo have been recognized as HNTE under the CIT law by relevant government authorities in 2013 and were entitled to preferential tax rate of 15% for the period from January 1 to July 12, 2016. Yeelion Online was qualified as a SE and will enjoy the relevant tax holiday from its first profitable year. As of July 12, 2016, Yeelion Online was still in accumulative loss position.

The other PRC subsidiaries and Consolidated Affiliated Entities are subject to a 25% EIT rate.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income.

The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The Group’s income/(loss) before income taxes consists of:

	For the period from January 1 to July 12,
	2016	2016
	RMB	US$
Non-PRC	(330,240)	(49,405)
PRC	201,023	30,073

	(129,217)	(19,332)

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

11	TAXATION (Continued)

(b)	Income Taxes (Continued)

PRC (Continued)

The reconciliation of total tax expense of the Group computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

For the period from January 1 to July 12, 2016
Income tax benefit at PRC statutory rate	25%
International tax rate difference	64%
Effect on tax holiday and preferential tax rate	(16)%
Permanent difference	(68)%
Valuation allowance	(23)%
Effective tax rate	(18)%

The aggregate amount and per share effect of the tax holiday are as follows:

	For the period from January 1 to July 12,
	2016	2016
	RMB	US$
Tax holiday effect	1,526	228
Per share effect—basic	0.001	0.00
Per share effect—diluted	0.001	0.00

The tax effects of temporary differences that give rise to the deferred tax asset balances and deferred tax liability balances at July 12, 2016 are as follows:

	As of July 12,
	2016	2016
	RMB	US$
Deferred tax assets:
Bad debt provision	3,463	518
Net operating losses carried forward	129,720	19,407
Government grant	3,366	502
Deferred revenue	3,867	579
Others	1,748	262
Less: valuation allowance	(133,679)	(19,999)

Deferred tax assets, net	8,485	1,269
Deferred tax liabilities:
Intangible assets arising from business combination	16,026	2,398
Deferred tax liabilities, net	16,026	2,398

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

11	TAXATION (Continued)

(b)	Income Taxes (Continued)

PRC (Continued)

The movement of valuation allowance for deferred tax assets is as follows:

	As of July 12,
	2016	2016
	RMB	US$
Valuation allowance
Balance at beginning of the year	104,290	16,061
Current period addition	29,389	3,938

Balance at the end of the year	133,679	19,999

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of July 12, 2016, valuation allowances was provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of July 12, 2016, the Company had net operating loss available carry forwards of RMB580,113 (US$86,787) per income tax returns filed, which can be carried forward to offset future taxable income. The remaining net operating losses will expire between 2016 and 2020 if not utilized.

Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of July 12, 2016, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

Withholding tax on undistributed dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

11	TAXATION (Continued)

(b)	Income Taxes (Continued)

PRC (Continued)

Withholding tax on undistributed dividends (Continued)

Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

The Group intends to re-invest all earnings indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of July 12, 2016, the Group did not record any withholding tax on the retained earnings of its FIEs in the PRC, which amounted to RMB160,278 thousand, as the Company intends to permanently re-invest its earnings for use in the operation and expansion of its business in China.

12	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The following table summarizes future minimum commitments of the Group as of July 12, 2016 under non-cancelable operating arrangements, which are mainly related to leased facilities and rental of bandwidth:

	Future Minimum Commitments Under Non-cancelable Agreements
	RMB	US$
2017	37,268	5,575
2018	29,428	4,403
2019	11,600	1,735
2020	7,053	1,055
2021 and thereafter	11,111	1,662

	96,460	14,430

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

12	COMMITMENTS AND CONTINGENCIES (Continued)

(b)	Licensed copyrights commitments

The following table summarizes future minimum commitments of the Group as of July 12, 2016 under non-cancelable licensing arrangements:

	Future Minimum Commitments Under Non-cancelable Agreements
	RMB	US$
2017	705,759	105,585
2018	178,738	26,740
2019	27,290	4,083
2020	13,400	2,005
2021 and thereafter	15,400	2,304

	940,587	140,717

(c)	Investment commitments

As of July 12, 2016, the Company had commitments to invest approximately RMB3,440 (US$515) in certain entities to hold the equity interest in such entities.

(d)	Contingencies

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of July 12, 2016. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has accrued contingent loss of RMB183 (US$27) in the consolidated statement of comprehensive loss for the period from January 1 to July 12, 2016.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of July 12, 2016, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after July 12, 2016, but related to cases arising on or before July 12, 2016. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

13	ORDINARY SHARES

The Company’s Memorandum and Articles of Association authorizes the Company to issue 1,800,000,000 shares and 1,080,239,767 shares of US$0.000083 par value per common share were outstanding as of July 12, 2016. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, which is subject to the approval by the holders of the common shares representing a majority of the aggregate voting power of all outstanding shares.

During the period from January 1 to July 12, 2016, 40,255,459 common shares were issued to Baofeng Poseiden Limited for an aggregate consideration approximate RMB 631,261 thousand (US$97,700 thousand equivalent).

14	NON-CONTROLLING INTEREST

In February and October 2014, the Company acquired 99.71% and 80% of equity interests of R2G and Rainbow, with the remaining 0.29% and 20% equity interest accounted for as non-controlling interest, respectively.

In August 2015, the Company set up a new subsidiary named With Faith Music Corporation (“With Faith”) and holds 51% of its equity interest. The shareholder who holds 49% equity interest in With Faith was accounted for as non-controlling interest.

15	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	For the period from January 1 to July 12,
	2016	2016
	RMB	US$
Basic net loss per share:
Numerator:
Net loss attributable to the Company	(145,456)	(21,762)
Denominator:
Weighted average ordinary shares outstanding	1,048,871,789	1,048,871,789

Basic loss per share attributable to the Company	(0.14)	(0.02)

Diluted net loss per share calculation
Numerator:
Net loss attributable to the Company	(145,456)	(21,762)
Denominator:
Weighted average ordinary shares outstanding	1,048,871,789	1,048,871,789
Shares used in computing diluted loss per share attributable to the Company	1,048,871,789	1,048,871,789

Diluted loss per share attributable to the Company	(0.14)	(0.02)

The potentially dilutive securities that were not included in the calculation of dilutive loss per share in those periods where their inclusion would be anti-dilutive are share options of 5,465,579 for the period from January 1 to July 12, 2016.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

16	SHARE-BASED COMPENSATION

In October 2014, the Company’s Board of Directors approved 2014 Share Incentive Plan (the “2014 Plan”). 116,400,000 ordinary shares have been reserved to be issued to any qualified employees, directors, non-employee directors, and consultants as determined by the Board. The options will be exercisable only if option holder continues employment or provide services through each vesting date. The maximum term of any issued stock option is ten years from the grant date.

Some granted options follow the first category vesting schedule, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one-eighth (1/8) of which shall vest and become exercisable on each half an year anniversary thereafter. Some granted options follow the second category vesting schedule, one-fourth of which shall vest upon the first anniversary of the grant date and one-sixteenth (1/16) of which shall vest on each three months thereafter. Other options shall vest and become exercisable on the first year anniversary of the grant date.

Under the second category vesting schedule, in the event of the Company’s completion of an Initial Public Offering (IPO) or termination of the option holder’s employment agreement by the Company without cause, the vesting schedule shall be accelerated by a one year period (which means that the whole vesting schedule shall be shortened from four years to three years). 39,262,654 granted options under the second category vesting schedule shall become fully vested and exercisable in the event of change in control.

For the period from January 1 to July 12, 2016, the Company granted 17,675,326 stock options to employees. The following table summarizes the employees and non-employees stock option activities under the 2014 Plan for the period from January 1 to July 12, 2016.

	Number of shares	Weighted- average exercise price	Weighted- average grant date fair value	Weighted- average remaining contractual life	Aggregate intrinsic value
		(US$)	(US$)	(years)	(US$)
Outstanding as of January 1, 2016	81,618,521	0.23	1.43	8.41	177,158
Granted	17,675,326	0.25	1.55	—	—
Exercised	—	—	—	—	—
Forfeited	472,200	0.29	1.29	—	—
Outstanding as of July 12, 2016	98,821,647	0.25	1.51	8.37	212,955
Vested and expected to vest as of July 12, 2016	87,612,840	0.24	1.51	8.22	188,910
Exercisable as of July 12, 2016	42,049,925	0.24	1.00	9.13	90,962
Non-vested as of July 12, 2016	56,771,722	0.25	1.36	7.80	121,993

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares and the exercise price of the options. Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

16	SHARE-BASED COMPENSATION (Continued)

The fair values of employee stock options and non-employees stock options were valued using the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

2016
Risk free interest rate	1.9% – 2.4%
Expected dividend yield	0%
Expected volatility range	59% – 61%
Exercise multiples	2.2 – 2.8 times
Contractual life	10 years

The binomial model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date. The exercise multiples was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

For the period from January 1 to July 12, 2016, the compensation cost recognized for stock options granted to employees were RMB272,251(US$40,730). There was no compensation cost capitalized for the period from January 1 to July 12, 2016. As of July 12, 2016, the unamortized compensation costs related to unvested stock options granted to employees was RMB454,845(US$68,046), adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 3.2 years.

For the period from January 1 to July 12, 2016, the compensation cost recognized for stock options granted to nonemployees was nil. There was no compensation cost capitalized for the period from January 1 to July 12, 2016. As of July 12, 2016, the unamortized compensation costs related to unvested stock options granted to nonemployees were nil.

No income tax benefit was recognized in the consolidated statement of comprehensive loss for share-based compensation arrangements for period from January 1 to July 12, 2016, as no tax deduction was claimed.

17	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of July 12, 2016:

Name of related parties	Relationship with the Group
Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer”)(a)	Subsidiary of the Company’s principal owner
PAGAC Music Holding II Limited (“PAG”)	The Company’s principal owner
Tencent Technology (Shenzhen) Limited (“Tencent Shenzhen”)	Subsidiary of the Company’s principal owner
United Entertainment Corporation (“UEC”)	The Company’s associate
Beijing Kubo Technology Limited (“Kubo”)	The Company’s associate
Beijing Quku Technology CO., Ltd (“Quku”)	The Company’s associate

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

17	RELATED PARTY TRANSACTIONS (Continued)

For the period from January 1 to July 12, 2016, significant related party transactions were as follows:

	For the period from January 1 to July 12,
	2016	2016
	RMB	US$
Short-term loan made by PAG	304,000	45,480
Repayment of short-term loan to PAG	304,000	45,480
Copyrights sublicense to Tencent Shenzhen	39,925	5,973
Platform charge to Tencent	8,005	1,198
Revenue from technical services from Quku	5,446	815
Digital album revenue sharing to Tencent Shenzhen	3,044	455
Promotion & marketing expense to Quku	1,058	158

As of July 12, 2016, material outstanding amount due from/to related parties were as follows:

	As at July 12,
	2016	2016
	RMB	US$
Due to Quku for collected recharge	25,653	3,838
Due to UEC for outstanding capital injection	19,198	2,872
Due to Kubo for outstanding capital injection	9,000	1,346
Due from Quku for gaming receivable	6,217	930
Due to Tencent Shenzhen for sublicense of music copyrights	3,976	595
Due to Tencent Shenzhen for share of revenue	2,935	439

(a)	Tencent Computer is a subsidiary of the parent company of the Company’s principal owner Min River Investment Limited, which held 15.8% of the Company’s ordinary shares as of July 12, 2016. In April 2014, the Company signed business cooperation agreement with Tencent, pursuant to which the Company and Tencent agreed to sublicense their respective music copyrights to each other at a mutually agreed price based on the same pricing principle used for transactions with third parties.

18	FAIR VALUE MEASUREMENT

As of July 12, 2016, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		As of July 12,
Financial instruments	Fair value	2016	2016
		RMB	US$
Bank time deposits and short-term investments original maturity more than three months but less than one year	Significant other observable Inputs (Level 2)	632,000	94,550

19	SUBSEQUENT EVENT

On July 12, 2016, the Company and Min River entered into a share subscription agreement pursuant to which the Company conditionally agreed to issue and sell to Min River, and Min River agrees to subscribe

CHINA MUSIC CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2016 TO JULY 12, 2016

(All amounts in thousands, except for share and per share data)

19	SUBSEQUENT EVENT (Continued)

for and purchase from the Company, an aggregate of 1,290,862,550 Ordinary Shares (the “Purchased Shares”), representing 55% of the outstanding ordinary shares of the Company immediately after the issue of Purchased Shares, in exchange for Tencent PRC Music Business’s related operating assets and liabilities (the “Acquisition”). Upon the completion of the Acquisition, Min River held approximately 61.6% of the outstanding ordinary shares of the Company.

The Acquisition is accounted for as a reverse acquisition under ASC Subtopic 805-40: Reverse acquisitions, under which Tencent PRC Music Business is regarded as the accounting acquirer, whereas the Company immediately prior to the completion of the Acquisition, is regarded as the accounting acquiree.

20	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the subsidiaries and the Consolidated Affiliated Entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries and the Consolidated Affiliated Entities is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As of July 12, 2016, the total restricted net assets of the Company’s subsidiaries and the Consolidated Affiliated Entities incorporated in PRC and subjected to restriction amounted to approximately RMB356,739 (US$53,370). Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the Consolidated Affiliated Entities to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of the Company’s subsidiaries and the Consolidated Affiliated Entities in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(a)(3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of July 12, 2016.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Sony/ATV Music Publishing (Hong Kong)	May 20, 2016	1,350,000 ordinary shares	in exchange of 450,000 ordinary shares of China Publishing Corporation
EMI Music Publishing Group Hong Kong Limited	May 20, 2016	1,350,000 ordinary shares	in exchange of 450,000 ordinary shares of China Publishing Corporation
Baofeng Poseidon Limited	May 21, 2016	40,255,459 ordinary shares	US$97,700,000

Purchaser	Date of Issuance	Number of Securities	Consideration
Min River Investment Limited	July 12, 2016	1,290,862,550 ordinary shares	the execution and delivery of certain business collaboration agreement and certain transaction agreements by affiliates of Min River Investment Limited
AlanDing Holding Limited	October 28, 2016	397,677 ordinary shares	US$965,164.90
Green Technology Holdings Limited	October 28, 2016	445,691 ordinary shares	US$1,081,695.22
Best Tactic Global Limited	October 28, 2016	886,864 ordinary shares	US$2,152,425.22
Cagico Technology Limited	October 28, 2016	945,989 ordinary shares	US$2,295,922.01
Time Heritage Enterprises Limited	October 28, 2016	462,399 ordinary shares	US$1,122,245.65
Red Earth Innovation International Company Limited	October 28, 2016	2,364,972 ordinary shares	US$5,739,803.82
PAGAC Music Holding II Limited	October 28, 2016	9,337,950 ordinary shares	US$22,663,270.90
Pan Asia Venture Group Limited	October 28, 2016	1,182,486 ordinary shares	US$2,869,901.91
CICFH Group Limited	October 28, 2016	1,888,954 ordinary shares	US$4,584,504.76
China Investment Corporation Financial Holdings	October 28, 2016	1,654,213 ordinary shares	US$4,014,786.69
Cityway Investments Limited	October 28, 2016	549,115 ordinary shares	US$1,332,706
Lofty Times Investments Limited	October 28, 2016	469,183 ordinary shares	US$1,138,710.47
Min River Investment Limited	October 28, 2016	53,507,452 ordinary shares	US$129,862,965.60
EMI Music Publishing Group Hong Kong Limited	October 28, 2016	46,918 ordinary shares	US$113,870.32
Sony/ATV Music Publishing (Hong Kong)	October 28, 2016	46,918 ordinary shares	US$113,870.32
Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited)	October 29, 2016	4,741,515 ordinary shares	US$11,507,690.54
Guomin Holdings Limited	October 29, 2016	3,477,726 ordinary shares	US$8,440,465.67
CICFH Music Investment Limited	October 30, 2016	41,203,011 ordinary shares	US$100,000,000
Min River Investment Limited	October 30, 2016	45,323,312 ordinary shares (issued pursuant to anti-dilution provision in the shareholders’ agreement)	N/A

Purchaser	Date of Issuance	Number of Securities	Consideration
Sony/ATV Music Publishing (Hong Kong)	November 1, 2016	900,000 ordinary shares	the delivery of certain license agreement by and among Sony/ATV Music Publishing (Hong Kong), China Publishing Corporation and the other parties thereto
EMI Music Publishing Group Hong Kong Limited	November 1, 2016	900,000 ordinary shares	the delivery of certain license agreement by and among EMI Music Publishing Group Hong Kong Limited, China Publishing Corporation and the other parties thereto
Min River Investment Limited	November 1, 2016	1,980,000 ordinary shares (issued pursuant to anti-dilution provision in the shareholders’ agreement)	N/A
Capital Star Holdings Limited	February 15, 2017	7,590,000 ordinary shares	the performance by the Capital Star Holdings Limited and Mr. Jiang Shan under certain agreements
Min River Investment Limited	February 15, 2017	8,349,000 ordinary shares (issued pursuant to anti-dilution provision in the shareholders’ agreement)	N/A
Balaena Investments Limited	May 15, 2017	3,600,000 ordinary shares	US$1,044,000
Guomin Holdings Limited	August 8, 2017	10,186,062 ordinary shares	US$3,143,921.70
Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited)	August 8, 2017	11,336,592 ordinary shares	US$3,546,607.20
Capital Star Holdings Limited	August 8, 2017	1,500,000 ordinary shares	US$435,000
FeiYang Holdings Limited	August 8, 2017	3,740,000 ordinary shares	US$1,084,600
RamCity Investments Limited	August 8, 2017	4,040,000 ordinary shares	US$939,666.40
AI Stone Limited	August 8, 2017	4,860,000 ordinary shares	US$1,409,400
Spotify AB	December 15, 2017	282,830,698 ordinary shares	4.91706% (on a fully diluted basis) of the share capital of Spotify Technology S.A.
Guomin Holdings Limited	December 15, 2017	9,622,115 ordinary shares (share dividend)	N/A
EMI Group Limited	December 15, 2017	1,992,362 ordinary shares (share dividend)	N/A
PAGAC Music Holding II Limited	December 15, 2017	18,771,560 ordinary shares (share dividend)	N/A
CICFH Group Limited	December 15, 2017	6,197,481 ordinary shares (share dividend)	N/A

Purchaser	Date of Issuance	Number of Securities	Consideration
China Investment Corporation Financial Holdings	December 15, 2017	4,273,559 ordinary shares (share dividend)	N/A
Quantum Investments Limited	December 15, 2017	21,506 ordinary shares (share dividend)	N/A
Brave Plus Holdings Limited	December 15, 2017	700,022 ordinary shares (share dividend)	N/A
Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited)	December 15, 2017	11,564,610 ordinary shares (share dividend)	N/A
AlanDing Holding Limited	December 15, 2017	1,048,442 ordinary shares (share dividend)	N/A
Polycon Investment Limited	December 15, 2017	2,082,071 ordinary shares (share dividend)	N/A
Green Technology Holdings Limited	December 15, 2017	1,117,537 ordinary shares (share dividend)	N/A
Power Stream Holdings Limited	December 15, 2017	1,430,144 ordinary shares (share dividend)	N/A
Best Tactic Global Limited	December 15, 2017	2,223,748 ordinary shares (share dividend)	N/A
Pan Asia Venture Group Limited	December 15, 2017	2,964,997 ordinary shares (share dividend)	N/A
Cagico Technology Limited	December 15, 2017	2,246,257 ordinary shares (share dividend)	N/A
Qifei International Development Co. Limited	December 15, 2017	4,279,620 ordinary shares (share dividend)	N/A
Red Earth Innovation International Company Limited	December 15, 2017	5,929,994 ordinary shares (share dividend)	N/A
Cityway Investments Limited	December 15, 2017	1,376,865 ordinary shares (share dividend)	N/A
Lofty Times Investments Limited	December 15, 2017	1,236,963 ordinary shares (share dividend)	N/A
Time Heritage Enterprises Limited	December 15, 2017	1,159,431 ordinary shares (share dividend)	N/A
EMI Music Publishing Group Hong Kong Limited	December 15, 2017	203,391 ordinary shares (share dividend)	N/A
Sony/ATV Music Publishing (Hong Kong)	December 15, 2017	203,391 ordinary shares (share dividend)	N/A
CICFH Music Investment Limited	December 15, 2017	3,648,503 ordinary shares (share dividend)	N/A
PAGAC Music Holding II LP	December 15, 2017	2,321,334 ordinary shares (share dividend)	N/A
Capital Star Holdings Limited	December 15, 2017	672,090 ordinary shares (share dividend)	N/A

Purchaser	Date of Issuance	Number of Securities	Consideration
Balaena Investments Limited	December 15, 2017	318,778 ordinary shares (share dividend)	N/A
FeiYang Holdings Limited	December 15, 2017	331,175 ordinary shares (share dividend)	N/A
RamCity Investments Limited	December 15, 2017	357,740 ordinary shares (share dividend)	N/A
AI Stone Limited	December 15, 2017	430,350 ordinary shares (share dividend)	N/A
RSV-QM Holdings Limited	January 16, 2018	4,955,033 ordinary shares	US$19,999,999.70
Internet Fund IV Pte. Ltd.	January 16, 2018	4,955,033 ordinary shares	US$19,999,999.70
Esta Investments Pte. Ltd.	January 16, 2018	2,477,516 ordinary shares	US$9,999,997.83
Hundreds ANTA Fund Limited Partnership (formerly known as Hundreds TWC Fund Limited Partnership)	January 16, 2018	2,477,517 ordinary shares	US$10,000,001.87
Skycus China Fund, L.P.	January 16, 2018	1,238,757 ordinary shares	US$4,999,994.88
DE Capital Limited	January 16, 2018	495,502 ordinary shares	US$1,999,994.72
Cubract Ventures Limited	January 16, 2018	10 ordinary shares	US$40.36
Coatue PE Asia IX LLC	January 17, 2018	4,955,033 ordinary shares	US$19,999,999.70
SCC Growth IV Holdco A, Ltd.	January 17, 2018	4,955,033 ordinary shares	US$19,999,999.70
EAST LIGHT INVESTMENT PTE LTD	January 17, 2018	2,477,517 ordinary shares	US$10,000,001.87
CT Entertainment Investment Limited	January 17, 2018	2,477,517 ordinary shares	US$10,000,001.87
Tenor DF Investments, LP	January 17, 2018	2,477,517 ordinary shares	US$10,000,001.87
CMS Technology Limited Partnership	January 17, 2018	2,477,517 ordinary shares	US$10,000,001.87
AI SMS L.P.	January 17, 2018	2,477,517 ordinary shares	US$10,000,001.87
Dan Capital I Limited Partnership	January 17, 2018	1,238,748 ordinary shares	US$4,999,958.55
Emperor Entertainment Investment Limited	January 17, 2018	1,902,709 ordinary shares	US$5,119,999.65
YG Entertainment Inc.	January 25, 2018	3,716,229 ordinary shares	US$10,000,000.62
YG Plus, Inc.	January 25, 2018	743,246 ordinary shares	US$2,000,000.66
Huayi Brothers International Limited	January 25, 2018	758,111 ordinary shares	US$2,040,000.89
B’in Music International Limited	January 26, 2018	1,564,532 ordinary shares	US$4,209,999.16
Eastern Eagle Investment Co., Ltd.	January 26, 2018	11,148,686 ordinary shares	US$29,999,999.16
Interesting Development Inc.	January 30, 2018	1,564,532 ordinary shares	US$4,209,999.16
Begins Studio Entertainment Limited	January 30, 2018	371,623 ordinary shares	US$1,000,000.33

Purchaser	Date of Issuance	Number of Securities	Consideration
Remarkable Stone Culture Holdings Limited	January 31, 2018	1,486,492 ordinary shares	US$4,000,001.32
Hermitage Green Harbor Limited (formerly known as CICFH Glory Limited)	January 31, 2018	2,477,517 ordinary shares	US$10,000,001.87
Canxing International Media Limited	February 5, 2018	772,976 ordinary shares	US$2,080,001.12
Social Hub Entertainment (Asia) Limited	February 5, 2018	728,381 ordinary shares	US$1,960,000.43
Min River Investment Limited	March 14, 2018	31,892,669 ordinary shares	US$128,728,379.88
PAGAC Music Holding II Limited	March 14, 2018	4,608,322 ordinary shares	US$18,600,570.09
PAGAC Music Holding II LP	March 14, 2018	569,876 ordinary shares	US$2,300,190.50
CICFH Group Limited	March 14, 2018	1,521,450 ordinary shares	US$6,141,028.64
China Investment Corporation Financial Holdings	March 14, 2018	1,049,137 ordinary shares	US$4,234,631.67
CICFH Music Investment Limited	March 14, 2018	895,689 ordinary shares	US$3,615,269.51
Pan Asia Venture Group Limited	March 14, 2018	727,892 ordinary shares	US$2,937,990.48
Green Technology Holdings Limited	March 14, 2018	274,349 ordinary shares	US$1,107,354.87
Marvellous Mountain Investments Limited (formerly known as XieZhenYu Holding Limited)	March 14, 2018	2,839,053 ordinary shares	US$11,459,269.62
Guomin Holdings Limited	March 14, 2018	2,362,180 ordinary shares	US$9,534,467.14
Red Earth Innovation International Company Limited	March 14, 2018	1,452,048 ordinary shares	US$5,860,901.34
Cagico Technology Limited	March 14, 2018	509,074 ordinary shares	US$2,054,775.39
Time Heritage Enterprises Limited	March 14, 2018	262,764 ordinary shares	US$1,060,594.33
Polycon Investment Limited	March 14, 2018	509,826 ordinary shares	US$2,057,810.68
Power Stream Holdings Limited	March 14, 2018	324,117 ordinary shares	US$1,308,233.45
Best Tactic Global Limited	March 14, 2018	545,919 ordinary shares	US$2,203,492.86
Cityway Investments Limited	March 14, 2018	338,014 ordinary shares	US$1,364,325.91
Lofty Times Investments Limited	March 14, 2018	303,668 ordinary shares	US$1,225,695.15
AlanDing Holding Limited	March 14, 2018	257,387 ordinary shares	US$1,038,891.14
Capital Star Holdings Limited	March 14, 2018	164,995 ordinary shares	US$665,969.32
Brave Plus Holdings Limited	March 14, 2018	157,490 ordinary shares	US$635,676.88
AI Stone Limited	March 14, 2018	105,649 ordinary shares	US$426,431.06

Purchaser	Date of Issuance	Number of Securities	Consideration
RamCity Investments Limited	March 14, 2018	87,823 ordinary shares	US$354,479.98
FeiYang Holdings Limited	March 14, 2018	81,302 ordinary shares	US$328,159.26
Balaena Investments Limited	March 14, 2018	78,259 ordinary shares	US$315,876.80
EMI Music Publishing Group Hong Kong Limited	March 14, 2018	49,931 ordinary shares	US$201,536.49
Sony/ATV Music Publishing (Hong Kong)	March 14, 2018	49,931 ordinary shares	US$201,536.49
Quantum Investments Limited	March 14, 2018	5,280 ordinary shares	US$21,311.66

Options and Restricted Share Units
Certain employees and other individuals	Between July 5, 2015 and July 5, 2018	Outstanding options to purchase 55,517,412 ordinary shares and 9,690,497 outstanding restricted share units	Past and future services provided by these individuals to us

[Pursuant to Practice Note 15 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited, in connection with this offering, Tencent intends to make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares. As our ordinary shares are not expected to be listed on any stock exchange, Tencent intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie,” or distribution of our ADSs in kind, at a ratio of one ADS for every whole multiple of             ,000 ordinary shares of Tencent held at the applicable record date for the distribution. The distribution will be made without any consideration being paid by Tencent’s shareholders. Tencent’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs and who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.

Tencent currently intends to provide an assured entitlement with an aggregate value of approximately US$             million. The Assured Entitlement Distribution will only be made if this offering is completed and does not involve an underwriter. The distribution in specie of ADSs by Tencent are not part of this offering.

We believe that the Assured Entitlement Distribution described above is exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.]

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

TENCENT MUSIC ENTERTAINMENT GROUP

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of the Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
8.3*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement with the Registrant’s directors
10.2*	Form of Employment Agreement between the Registrant and executive officers of the Registrant
10.3	The 2014 Share Incentive Plan
10.4	The 2017 Share Option Plan
10.5	The 2017 Restricted Share Award Scheme (as amended and restated)
10.6	Share Subscription Agreement by and between the Registrant and Min River Investment Limited dated October 23, 2016
10.7	Share Subscription Agreement by and between the Registrant and PAGAC Music Holding II Limited dated October 23, 2016
10.8	Share Subscription Agreement by and between the Registrant and China Investment Corporation Financial Holdings dated October 23, 2016
10.9	Share Subscription Agreement by and between the Registrant and CICFH Group Limited dated October 23, 2016
10.10	Share Subscription Agreement by and between the Registrant and Green Technology Holdings Limited dated October 23, 2016
10.11	Share Subscription Agreement by and between the Registrant and Pan Asia Venture Group Limited dated October 23, 2016
10.12	Subscription Agreement by and among the Registrant, Tencent Music Entertainment Hong Kong Limited, Spotify Technology S.A. and Spotify AB dated as of December 8, 2017
10.13	Share Transfer Agreement by and among the Registrant, Tencent Music Entertainment Hong Kong Limited and a wholly-owned subsidiary of Tencent Holdings Limited dated December 8, 2017
10.14	Investor Agreement by and among the Registrant, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated as of December 15, 2017
10.15	Third Amended and Restated Shareholders Agreement among the Registrant, the shareholders of the Registrant and certain other parties named therein dated January 8, 2018

Exhibit Number	Description of Document
10.16	Share Subscription Agreement by and among the Registrant, CICFH Glory Limited and certain other purchasers named therein dated January 15, 2018
10.17	Share Subscription Agreement by and among the Registrant, Min River Investment Limited and certain other purchasers named therein dated February 24, 2018
10.18	Share Subscription Agreement by and among the Registrant, PAGAC Music Holding II Limited, PAGAC Music Holding II LP and certain other purchasers named therein dated February 24, 2018
10.19	Share Subscription Agreement by and among the Registrant, China Investment Corporation Financial Holdings, CICFH Group Limited, CICFH Music Investment Limited, Green Technology Holdings Limited, Pan Asia Venture Group Limited and certain other purchasers named therein dated February 24, 2018
10.20	Share Subscription Agreement by and among the Registrant, Min River Investment Limited and certain other purchasers named therein dated March 7, 2018
10.21	Share Subscription Agreement by and among the Registrant, PAGAC Music Holding II Limited, PAGAC Music Holding II LP and certain other purchasers named therein dated March 7, 2018
10.22	Share Subscription Agreement by and among the Registrant, China Investment Corporation Financial Holdings, CICFH Group Limited, CICFH Music Investment Limited, Green Technology Holdings Limited, Pan Asia Venture Group Limited and certain other purchasers named therein dated March 7, 2018
10.23	English translation of Equity Interest Pledge Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated February 8, 2018
10.24	English translation of Exclusive Option Agreement among Beijing Tencent Music, Xizang Qiming and the shareholders of Xizang Qiming dated February 8, 2018
10.25	English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Xizang Qiming dated February 8, 2018
10.26	English translation of Voting Trust Agreement granted by the shareholders of Xizang Qiming dated February 8, 2018
10.27	English translation of Spousal Consent granted by the spouse of Mr. Qihu Yang dated February 8, 2018
10.28	English translation of the Loan Agreement between Beijing Tencent Music and Ms. Min Hu dated February 8, 2018
10.29	English translation of the Loan Agreement between Beijing Tencent Music and Mr. Qihu Yang dated February 8, 2018
10.30	English translation of Equity Interests Pledge Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated March 26, 2018
10.31	English translation of Exclusive Option Agreement among Beijing Tencent Music, Guangzhou Kugou and the shareholders of Guangzhou Kugou dated March 26, 2018
10.32	English translation of Exclusive Technical Service Agreement between Beijing Tencent Music and Guangzhou Kugou dated March 26, 2018
10.33	English translation of Voting Trust Agreement granted by the shareholders of Guangzhou Kugou dated March 26, 2018
10.34	English translation of Equity Interest Pledge Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated July 12, 2016
10.35	English translation of Exclusive Option Agreement among Yeelion Online, Beijing Kuwo and the shareholders of Beijing Kuwo dated July 12, 2016

Exhibit Number	Description of Document
10.36	English translation of Exclusive Technical Service Agreement between Yeelion Online and Beijing Kuwo dated July 12, 2016
10.37	English translation of Voting Trust Agreement granted by the shareholders of Beijing Kuwo dated July 12, 2016
10.38	English translation of the Loan Agreement among Yeelion Online, Mr. Guomin Xie and Mr. Lixue Shi dated July 12, 2016
10.39	English translation of Equity Interests Pledge Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018
10.40	English translation of Exclusive Option Agreement among Shenzhen Ultimate Xiangyue, Shenzhen Ultimate Music and the shareholders of Shenzhen Ultimate Music dated January 11, 2018
10.41	English translation of Exclusive Technical Service Agreement between Shenzhen Ultimate Xiangyue and Shenzhen Ultimate Music dated January 11, 2018
10.42	English translation of Voting Trust Agreement granted by the shareholders of Shenzhen Ultimate Music dated January 11, 2018
10.43	English translation of Spousal Consents granted by the spouse of each of Mr. Xiudong Ma and Mr. Gang Ding dated January 11, 2018
10.44*	[Master Business Cooperation Agreement between Tencent and the Registrant dated [●], 2018]
21.1	Principal Subsidiaries and VIEs of the Registrant
23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm, regarding the consolidated financial statements of Tencent Music Entertainment Group as of December 31, 2016 and December 31, 2017 and for each of the two years in the period ended December 31, 2017
23.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm, regarding the consolidated statements of China Music Corporation as of July 12, 2016 and for the period from January 1, 2016 to July 12, 2016
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4*	Consent of Han Kun Law Offices (included in Exhibit 99.2)
23.5*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters
99.3*	Consent of iResearch Consulting Group

*	To be filed by amendment.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the PRC, on                , 2018.

Tencent Music Entertainment Group

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of [●] and [●] as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on             , 2018.

Signature	Title

Director
Name:

Chief Executive Officer, Director
Name:

Director
Name:

Director
Name:

Director
Name:

Signature	Title

Director
Name:

Director
Name:

Director
Name:

Director
Name:

Chief Financial Officer (principal financial and accounting officer)

Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Tencent Music Entertainment Group, has signed this registration statement or amendment thereto in New York on                , 2018.

Authorized U.S. Representative

By:
Name:
Title: